

# Form 20-F

For the year ended
December 31, 2025

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

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**FORM 20-F**
**(Mark One)**

☐ **Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934**

**OR**

☒ **Annual report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934**
**For the fiscal year ended: December 31, 2025**

**OR**

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

**OR**

☐ **Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934.**

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**Commission File Number: 333-08704**

**ICON PUBLIC LIMITED COMPANY**

(Exact name of Registrant as Specified in its Charter)

**ICON PLC**

(Translation of Registrant's name into English)

**Ireland**

(Jurisdiction of Incorporation or Organization)

South County Business Park, Leopardstown, Dublin 18, D18 X5R3, Ireland.

(Address of principal executive offices)
**Nigel Clerkin, Chief Financial Officer**
**South County Business Park, Leopardstown, Dublin 18, D18 X5R3, Ireland.**
**Nigel.Clerkin@iconplc.com | +353-1-291-2000**

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(Name, telephone, email and/or facsimile number and address of Company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading symbol(s) | Name of each exchange on which registered |
|---|---|---|
| **ORDINARY SHARES, PAR VALUE €0.06 EACH** | **ICLR** | **NASDAQ Global Select Market** |

Securities registered or to be registered pursuant to section 12(g) of the Act:

**NONE**

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

**NONE**

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 76,567,325 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐     No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐     No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of "large accelerated filer, "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒                              Accelerated filer ☐                              Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒                              International Financial Reporting Standards as issued                              Other ☐
                                          by the International Accounting Standards Board ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☒

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**EXPLANATORY NOTE**

**Overview**

As described in our Report on Form 6-K furnished on April 29, 2026, the Audit Committee of the Board of Directors (the "Audit Committee"), after discussion with management of the Company, concluded on April 27, 2026, that the Company's previously issued audited financial statements included in its Annual Reports on Form 20-F for the years ended December 31, 2024 and 2023 (the "Affected Audited Periods") and the unaudited interim financial statements included in the Company's Current Reports on Form 6-K for the quarterly periods ending on and falling between September 30, 2025 and March 31, 2023 (the "Affected Unaudited Periods" and together with the Affected Audited Periods, the "Restated Periods") should no longer be relied upon.

In this Annual Report on Form 20-F (this "Form 20-F") for the year ended December 31, 2025, we are restating the consolidated financial statements for the Affected Audited Periods, that were previously reported in our Annual Reports on Form 20-F for the years ended December 31, 2024 and 2023.

Accordingly, this filing includes more information than would normally be included in an Annual Report on Form 20-F in order to provide a composite presentation of information for the Affected Audited Periods.

In addition to the consolidated financial statements and related information for the year ended December 31, 2025, this Form 20-F includes the following (collectively, the "Restatement"):

- the restated Consolidated Balance Sheets at December 31, 2024 and December 31, 2023, and
- the restated Consolidated Statements of Operations, Consolidated Statements of Comprehensive Income, Consolidated Statements of Shareholders' Equity and Consolidated Statements of Cash Flows for the years ended December 31, 2024 and 2023.

For additional information, see Note 1A, *Restatement of Previously Issued Consolidated Financial Statements* to the consolidated financial statements included in this Form 20-F.

This Form 20-F also includes additional information regarding the Affected Audited Periods, including in Item 5. *Operating and Financial Review and Prospects.*

We intend to restate the financial statements for the Affected Unaudited Periods through an amendment to our Current Report on Form 6-K originally filed with the U.S. Securities and Exchange Commission ("SEC") on October 23, 2025. The Company does not intend to separately amend other filings that were previously filed with the SEC.

**Conclusion of Investigation**

As previously disclosed, in October 2025, the Audit Committee initiated an investigation into certain accounting practices and controls, following concerns reported to the Audit Committee through Company management. The Audit Committee promptly engaged outside legal counsel, who were supported by forensic and technical accounting firms, to conduct the investigation (the "Investigation") and notified the Company's independent registered public accounting firm. The Company has also self-reported the matter to the SEC and other relevant agencies. The Investigation primarily focused on revenue recognition practices, and, in connection with the Investigation, the Company has determined that improper adjustments were made to the clinical trial services revenue of the Company from the third quarter of 2023 to the fourth quarter of 2024. The Company also identified errors in determining the estimated cost to complete, the assessment of realizable value, and certain manual adjustments in respect of clinical trial services revenue contracts during 2023, 2024 and 2025. The Audit Committee concluded that the Company's previously issued consolidated financial statements for the Restated Periods should no longer be relied upon and that such financial statements required restatement. As described in this Form 20-F, the Company is restating its consolidated financial statements for the Restated Periods.

**Restatement of Financial Statements**

The restated financial statements as of and for the years ended December 31, 2024 and 2023 correct the following errors (the "Restatement Errors"):

- A $92.7 million overstatement of revenue for the year ended December 31, 2024 and a $65.3 million overstatement of revenue for the year ended December 31, 2023. Included in the revenue overstatements are errors of $73.6 million and $68.9 million for the years ended December 31, 2024 and 2023 respectively. These errors relate to improper adjustments recorded to recognize revenue outside of normal system processes for long-term clinical services revenue contracts, errors in determining the estimated cost to complete, the assessment of realizable value, and certain manual adjustments in respect of certain long-term clinical services revenue contracts. Also included in the revenue overstatements are errors of $19.1 million overstatement and $3.6 million understatement for the years ended December 31, 2024 and 2023 respectively.
- An overstatement of unbilled revenue and unearned revenue in respect of right of offset, as at December 31, 2024 and December 31, 2023 of $192.4 million and $100.8 million respectively due to certain contract assets and liabilities with a legal right of offset not being identified.
- A $13.1 million overstatement of income tax expense for the year ended December 31, 2024 and a $6.6 million understatement of income tax expense for the year ended December 31, 2023.

In addition to the errors described above, the Restatement also includes adjustments to correct certain other immaterial errors, consisting of adjustments to reclassify certain balance sheet accounts and immaterial adjustments to record previously unrecorded adjustments including those identified in audits of prior years' financial statements (the "Other Adjustments").

The impact of the Restatement on the Consolidated Statements of Operations is shown below. For additional information, see Note 1A, *Restatement of Previously Issued Consolidated Financial Statements* to the consolidated financial statements included in this Form 20-F.

|  | Year ended December 31, | |
|---|---|---|
|  | **2024** | **2023** |
|  | **(in thousands, except per share data)** | |
| *Revenue* | | |
| As Reported | $ 8,281,676 | $ 8,120,176 |
| As Restated | $ 8,188,990 | $ 8,054,926 |
| Impact on respective year | $ (92,686) | $ (65,250) |
| Impact on respective year % | (1.1)% | (0.8)% |
|  | | |
| *Net income* | | |
| As Reported | $ 791,474 | $ 612,335 |
| As Restated | $ 739,126 | $ 554,208 |
| Impact on respective year | $ (52,348) | $ (58,127) |
| Impact on respective year % | (6.6)% | (9.5)% |
|  | | |
| *Net income per ordinary share - Basic* | | |
| As Reported | $ 9.60 | $ 7.46 |
| As Restated | $ 8.96 | $ 6.75 |
| Impact on respective year | $ (0.64) | $ (0.71) |
|  | | |
| *Net income per ordinary share - Diluted* | | |
| As Reported | $ 9.53 | $ 7.40 |
| As Restated | $ 8.90 | $ 6.70 |
| Impact on respective year | $ (0.63) | $ (0.70) |

The Restatement Errors on the Balance Sheets at December 31, 2024 and December 31, 2023 represent 1.4% and 0.7% of Total Assets / Total Liabilities and Shareholders' Equity in each of the years, respectively.

The Restatement does not affect cash flows or net debt.

**Internal Control Considerations**

In connection with the Restatement, management has evaluated the effectiveness of the Company's disclosure controls and procedures and internal control over financial reporting as of December 31, 2025 and has determined they were not effective due to the material weaknesses described in Part II Item 15. *Controls and Procedures*. Management is taking steps to remediate the material weaknesses identified in our internal control over financial reporting as described in Item 15. *Controls and Procedures* of this Form 20-F.

# TABLE OF CONTENTS

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**General Information**

As used herein, "ICON plc", "ICON", "ICON Group", the "Company" and "we", "our" or "us" refer to ICON public limited company and its consolidated subsidiaries, unless the context requires otherwise.

Unless otherwise indicated, ICON plc's financial statements and other financial data contained in this Form 20-F are presented in United States dollars ("$") and are prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

In this Form 20-F, references to "U.S. dollars", "U.S.$" or "$" are to the lawful currency of the United States, references to "euro" or "€" are to the European single currency adopted by certain members of the European Union, and references to "pound sterling", "sterling", "£", "pence" or "p" are to the lawful currency of the United Kingdom. ICON publishes its consolidated financial statements in U.S. dollars.

**Cautionary Statement Regarding Forward-looking Statements**

Statements included herein which are not historical facts are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the "PSLRA"). Examples of forward-looking statements include, but are not limited to, statements regarding the following: the remediation of material weaknesses in the Company's internal control over financial reporting and the implementation of the Company's corrective action plan; the Company's expectations regarding business momentum, market opportunity, demand trends, growth, and commercial performance; and the Company's expectations with respect to its long-term value creation and competitive positioning. You can identify many forward-looking statements by words such as "aims," "anticipates," "believes," "continues," "could," "estimates," "expects," "focused," "guidance," "intends," "look," "may," "opportunities," "plans," "positions," "potential," "predicts," "projects," "seeks," "should," "will," "would" and other similar expressions and the negatives of such expressions. However, not all forward-looking statements contain these words. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. The forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, our results could be materially adversely affected. The risks and uncertainties include, but are not limited to, dependence on the pharmaceutical industry and certain clients, the need to regularly win projects and then to execute them efficiently and correctly, the challenges presented by rapid growth, competition and the continuing consolidation of the industry, the impact of market conditions on demand for the Company's services, risks related to the Company's ability to execute on its commercial strategy and maintain relationships with large pharmaceutical customers, risks relating to the Company's strategic partnerships, the dependence on certain key executives, changes in the regulatory environment, exchange rate fluctuations, inflation and rising labor costs, the effect of material weaknesses on our internal control over financial reporting, the risk that material weaknesses in the Company's internal control over financial reporting are not remediated on the timeline expected or at all, and other factors identified in the Company's United States Securities and Exchange Commission filings and in the "Risk Factors" included on pages 3 through 25. The Company's forward-looking statements speak only as of the date of this report or as of the date they are made, and the Company undertakes no obligation to update its forward-looking statements.

**Part I**

**Item 1.** *Identity of Directors, Senior Management and Advisers.*

Not applicable.

**Item 2.** *Offer Statistics and Expected Timetable.*

Not applicable.

**Item 3.** *Key Information.*

A.  **[Reserved]**

B.  **Capitalization and indebtedness**

The following table presents our capitalization as of December 31, 2025, December 31, 2024 and December 31, 2023:

| | December 31, 2025 | December 31, 2024 (As Restated) | December 31, 2023 (As Restated) |
|---|---|---|---|
| | (in thousands) | | |
| Total debt | $ 3,416,688 | $ 3,446,450 | $ 3,806,213 |
| Less debt issuance costs and debt discount | (14,310) | (20,290) | (30,624) |
| **Total Debt, Net** | **$ 3,402,378** | **$ 3,426,160** | **$ 3,775,589** |
| | | | |
| Share capital | $ 6,305 | $ 6,586 | $ 6,699 |
| Additional paid-in capital | 7,131,956 | 7,020,231 | 6,942,669 |
| Other undenominated capital | 1,606 | 1,304 | 1,162 |
| Accumulated other comprehensive loss | (68,534) | (229,929) | (143,506) |
| Retained earnings | 2,122,051 | 2,643,162 | 2,404,422 |
| **Total Shareholders' Equity** | **$ 9,193,384** | **$ 9,441,354** | **$ 9,211,446** |
| | | | |
| **Total Capitalization** | **$ 12,595,762** | **$ 12,867,514** | **$ 12,987,035** |

On July 1, 2021, the Company completed the acquisition of PRA Health Sciences, Inc. ("PRA") by means of a merger whereby Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of ICON, merged with and into PRA, the parent of PRA Health Sciences (the "Merger"). In conjunction with the completion of the Merger, on July 1, 2021, ICON entered into a credit agreement (the "Credit Agreement") providing for a senior secured term loan facility of $5,515.0 million and a senior secured revolving loan facility in an initial aggregate principal amount of $300.0 million (the "Senior Secured Credit Facilities").

In addition to the Senior Secured Credit Facilities, the Company issued $500.0 million in aggregate principal amount of 2.875% senior secured notes in a private offering (the "2026 Notes"). On May 2, 2023, the Company agreed with its lenders to increase the aggregate principal amount of the senior secured revolving loan facility from $300.0 million to $500.0 million.

On May 8, 2024, ICON Investments Six Designated Activity Company (the "Issuer"), a wholly-owned subsidiary of ICON plc, issued $2 billion senior secured notes (the "New Notes"). The New Notes were issued in aggregate principal amounts of: $750.0 million 5.809% Senior Secured Notes due 2027 (the "2027 Notes"), $750.0 million 5.849% Senior Secured Notes due 2029 (the "2029 Notes") and $500.0 million 6.000% Senior Secured Notes due 2034 (the "2034 Notes"). The proceeds from the issuance were used to repay a portion of the senior secured term loan outstanding under the Senior Secured Credit Facilities and to pay fees, costs and expenses related to the offering.

As of December 31, 2025, $4,598.3 million of the senior secured term loan facility has been repaid through cash flow ($2,611.5 million) and refinancing ($1,986.8 million) in the period since the completion of the Merger. As at December 31, 2025, $500.0 million remained undrawn under the senior secured revolving loan facility.

### C.  Reasons for the offer and use of proceeds

Not applicable.

### D.  Risk Factors

Various risk factors that are relevant to our business and the services we provide are outlined below. The occurrence of any of these events may materially and adversely affect our business operations, financial condition and results of operations and future prospects. References to past events are provided by way of example only and any such references, or the lack of any reference to a past event or example, are not intended to be a representation as to whether or not such factors have occurred in the past or their likelihood of occurring in the future.

## Summary of Risk Factors

Below is a summary of some of the principal risks that could adversely affect our business, operations and financial results:

### Risk Related to Our Business and Operations

- The potential loss or delay of our large contracts, or of multiple contracts, could adversely affect our results.
- If we do not generate new business awards, or if new business awards are delayed, terminated, reduced in scope or fail to go to contract, our business, financial conditions, results of operations or cash flows may be materially adversely affected.
- We depend on a limited number of customers and a loss of, or significant decrease in, business or an inability to pay outstanding invoices by one or more of them could affect our business.
- The inability of biotechnology customers to raise adequate financing or funding could affect our business.
- Our financial results may be adversely impacted if we underprice our contracts, overrun our cost estimates or fail to receive approval for, or experience delays in, documenting change orders.
- If we are unable to successfully develop and market new services or enter new markets, our growth, results of operations or financial condition could be adversely affected.
- If we fail to attract or retain key personnel, our performance may suffer.
- We may face challenges retaining employees which could cause disruption to our day-to-day activities which may result in additional costs to the business.
- Our ability to perform clinical trials is dependent upon the ability to recruit suitable willing patients.
- Our ability to perform clinical trials is dependent upon our ability to recruit suitable willing investigators.
- Climate change, extreme weather events, earthquakes and other natural disasters could adversely affect our business.
- A disease outbreak, epidemic or pandemic could adversely affect our business performance.
- Our business depends on the continued effectiveness and availability of our information systems, including the information systems we use to provide our services to our clients, and any system failures of, security breaches of or cyber attacks to these systems may materially limit our operations or have a material adverse effect on our results of operations.
- Upgrading the information systems that support our operating processes and evolving the technology platform for our services pose risks to our business.
- Uncertainties related to the development, deployment and use of artificial intelligence could adversely affect our business, operations, and reputation.
- Failure to meet productivity objectives under our business improvement objectives could adversely impact our competitiveness and therefore our operating results.
- An error in the design, programming or validation of our interactive response technologies could lead to patient safety issues and invalidation of a trial and/or liability claims against the Company, amongst other things, any of which could have a material adverse effect on our financial condition and operations.
- A failure to identify and successfully close and integrate strategic acquisition targets could adversely impact our ongoing business and financial results.
- Improper performance or delays in performance of our services could adversely impact our reputation and our financial results.
- Our relationships with existing or potential customers who are in competition with each other may adversely impact the degree to which other customers or potential customers use our services, which may adversely affect our results of operations.
- We have only a limited ability to protect our intellectual property rights and these rights are important to our success.
- The biopharmaceutical industry has a history of patent and other intellectual property litigation and we may become involved in costly intellectual property lawsuits.
- We act as authorized representative or legal representative for some clients pursuant to certain jurisdictional requirements for sponsors of clinical trials to appoint an authorized representative or legal representative with a local presence within the relevant jurisdiction.
- We rely on third parties to provide certain data and other information to us. Our suppliers or providers might increase our cost to obtain, restrict our use of, or refuse to license data, which could lead to our inability to access certain data or provide certain services and, as a result, materially and adversely affect our operating results and financial condition.
- We rely on third parties for important products, services and licenses to certain technology and intellectual property rights. If there was a failure in delivery by these parties, we might not be able to continue to obtain such products, services and licenses.

### Risk Related to Our Industry

- Outsourcing trends in the pharmaceutical, biotechnology and medical device industries and changes in spending on research and development could adversely affect our operating results and growth rates.
- Large pharmaceutical companies are increasingly consolidating their vendor base and entering strategic partnership arrangements with a limited number of outsource providers.
- Increased collaboration amongst pharmaceutical companies in research and development activities may lead to fewer research opportunities.
- We operate in a highly competitive and dynamic market.
- We may be adversely affected by industry, customer or therapeutic concentration.

**Risk Related to Our Financial Results and Financial Position**

- Our quarterly results are dependent upon a number of factors and can fluctuate from quarter to quarter. They may fall short of prior periods, our projections, or the expectations of securities analysts or investors, which may adversely affect the market price of our stock.
- Our exposure to exchange rate fluctuations could adversely affect our future results of operations.
- Inflation and rising labor costs could adversely affect our future results of operations.
- Our effective tax rate may fluctuate from quarter-to-quarter, which may adversely affect our results of operations.
- Our unsatisfied performance obligation may not convert to revenue and the rate of conversion may slow.
- The Company is exposed to various risks in relation to our cash and cash equivalents.
- Changes in accounting standards may adversely affect our financial statements.
- Impairment of goodwill and intangible assets may adversely impact future results of operations.
- We have concluded that our internal control over financial reporting and our disclosure controls and procedures were not effective as of December 31, 2025 due to material weaknesses, which has adversely affected our ability to report our financial results in a timely and accurate manner and could have a material adverse impact on our business and financial condition.
- If we fail to maintain proper and effective internal controls, our business and financial condition could be materially adversely impacted.
- Due to inherent limitations, there can be no assurance that our system of disclosure and internal controls and procedures will be successful in preventing all errors, theft and fraud, or in informing management of all material information in a timely manner.
- Matters relating to or arising from the subject of the Investigation, including expenses and diversion of personnel and resources, regulatory investigations, and proceedings and litigation matters, could have an adverse effect on our business, results of operations and financial condition.
- We may incur additional substantial costs in connection with remediation efforts following the Restatement, which could adversely affect our results of operations.
- We may be required to indemnify our current and former directors, officers and employees in connection with litigation and other actions which could result in significant legal expenses and other costs to us.
- It may be difficult or costly to obtain director and officer insurance coverage in the future as a result of the Restatement.
- Our failure to timely file this Form 20-F with the SEC limits our access to the public markets to raise debt or equity capital, may impact our ability to obtain alternative financing, and could have negative consequences under the terms of our existing credit agreements.

**Risk Related to Our Indebtedness**

- We incurred substantial additional indebtedness, which could impair our flexibility and access to capital and could adversely affect the Company's business, financial condition or results of operations.
- Covenants in our credit agreement and the indentures governing the 2026 Notes and the New Notes may restrict our business and operations. Our financial condition and results of operations could be adversely affected if we do not comply with those covenants.
- Interest rate fluctuations may materially adversely affect our results of operations and financial conditions due to the variable interest rate on our senior secured term loan facility, our revolving credit facility or in respect of any future issuances of debt.
- Our financial results and ability to access cost effective debt may be adversely impacted if we do not maintain our current credit rating.

**Risk Related to Political, Legal or Regulatory Environment**

- We may lose business opportunities as a result of healthcare reform and the expansion of managed care organizations.
- Healthcare reform legislation, other changes in the healthcare industry and in healthcare spending could adversely affect our business model, financial condition or results of operations.
- Our international operations expose us to risks as a result of changes in global political conditions which could adversely affect our results of operations.
- We may lose business as a result of changes in the regulatory environment.
- Failure to comply with the regulations and requirements of the U.S. Food and Drug Administration and other regulatory authorities could result in substantial penalties and/or loss of business.
- We are subject to political, regulatory, operational and legal risks associated with our international operations.
- We operate in many different jurisdictions and we could be adversely affected by violations of anti-corruption laws, including the United States Foreign Corrupt Practices Act of 1977 ("FCPA"), UK Bribery Act of 2010 ("UK Bribery Act") and similar anti-corruption laws in other jurisdictions as well as laws and regulations relating to trade compliance and economic sanctions.
- Current and proposed laws and regulations regarding the protection of personal data could result in increased risks of liability or increased costs to us or could limit our service offerings.
- Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.
- The failure to comply with our government contracts or applicable laws and regulations could result in, among other things, fines or other liabilities, and changes in government procurement regulations could adversely impact our business, results of operations or cash flows.
- Liability claims brought against us could result in payment of substantial damages, costs and liabilities and decrease our profitability.
- Sustainability matters may impact our business and reputation.

<u>**Risk Related to Our Common Stock**</u>

- Volatility in the market price of our common stock could lead to losses by investors.
- An investor's return may be reduced if we lose our foreign private issuer status.
- We do not expect to pay any cash dividends for the foreseeable future.
- A future transfer of ICON ordinary shares, other than one effected by means of the transfer of book entry interests in the Depositary Trust Company ("DTC"), may be subject to Irish stamp duty.

<u>**Risk Related to Our Business and Operations**</u>

***The potential loss or delay of our large contracts, or of multiple contracts, could adversely affect our results.***

Our clients may discontinue using our services completely or cancel some projects either without notice or upon short notice. The termination or delay of a large contract, or of multiple contracts, could have a material adverse effect on our revenue and profitability. Historically, clients have canceled or discontinued projects and may in the future cancel their contracts with us for reasons including, amongst others:

- cost reductions or change in prioritization of resources;
- the failure of products being tested to satisfy safety or efficacy requirements;
- unexpected or undesired clinical results of the product;
- a decision that a particular study is no longer necessary or viable;
- poor project performance, quality concerns, insufficient patient enrollment or investigator recruitment; and
- production problems resulting in shortages of the drug.

As a result, contract terminations, delays or other changes are part of our clinical services business. In the event of termination, our contracts often provide for fees for winding down the trial but these fees may not be sufficient for us to maintain our margins, and termination may result in lower resource utilization rates. In addition, we may not realize the full benefits of our unsatisfied performance obligation of contractually committed services if our clients cancel, delay or reduce their commitments under our contracts with them. Therefore, the loss, early termination or delay of a large contract or contracts could adversely affect our revenues and profitability.

***If we do not generate new business awards, or if new business awards are delayed, terminated, reduced in scope or fail to go to contract, our business, financial conditions, results of operations or cash flows may be materially adversely affected.***

Our business is dependent on our ability to generate new business awards from new and existing customers and maintain and execute existing customer contracts. If we were unable to generate new business awards on a timely basis and contract, execute and deliver those awards, that could have a material impact on our business, financial condition, results of operations or cash flows.

***We depend on a limited number of customers and a loss of, or significant decrease in, business or an inability to pay outstanding invoices by one or more of them could affect our business.***

While no customers individually contributed more than 10% of our revenues during the years ended December 31, 2025, December 31, 2024, and December 31, 2023, our top five customers represented 24.8%, 25.2% (as restated) and 26.7% (as restated) of our revenues respectively, our largest customer represented 7.0%, 7.8% (as restated) and 8.7% (as restated) of our revenues, respectively, and our top twenty five customers represented 64.0%, 62.4% (as restated) and 62.9% (as restated) of our revenues, respectively. The loss of, or a significant decrease in, business from one or more of these key customers, or an inability to pay outstanding invoices due to us, could have a material adverse impact on our results of operations and financial results.

***The inability of biotechnology customers to raise adequate financing or funding could affect our business.***

A portion of our revenue is generated from sales and services to the biotechnology industry. The clients we serve are commonly subject to financial pressures, including, but not limited to, the ability to obtain adequate financing or generate sufficient funding. To the extent our clients face such pressures, or they change how they utilize our offerings, the demand for our services, or the prices our clients are willing to pay for those services, may decline. Any such decline could have a material adverse effect on our business, operating results and financial condition.

***Our financial results may be adversely impacted if we underprice our contracts, overrun our cost estimates or fail to receive approval for, or experience delays in, documenting change orders.***

Many of our contracts are long-term contracts for services. As a result, variations in the timing and progress of large contracts may materially adversely affect our financial results. Revenue recognized on these service contracts is based on an assessment of progress towards completion, being the cost of time and other third party costs as a percentage of total estimated time and other third party costs to deliver our services. Estimating time and costs to complete requires judgment and includes consideration of the complexity of the study, the number of sites where trials are to be conducted and the number of patients to be recruited. We regularly review the estimated hours on each contract to determine if the budget accurately reflects the agreed tasks to be performed, taking into account the state of progress at the time of review.

We bear the risk of cost overruns unless the scope of activity and/or the assumptions upon which a budget is built are revised via a change order and we are able to negotiate a contract modification. We endeavor to ensure that any changes in scope are appropriately monitored and change orders or contract modifications are promptly negotiated and documented. If we fail to successfully negotiate change orders for changes in the resources required or the scope of the work to be performed, it could materially adversely affect our operations and financial results.

*If we are unable to successfully develop and market new services or enter new markets, our growth, results of operations or financial condition could be adversely affected.*

A key element of our growth strategy is the successful development and marketing of new services or entering new markets that complement or expand our existing business.  As we develop new services or enter new markets, we may not be able to adequately build the competencies necessary to perform such services satisfactorily, may not receive market acceptance for such services or may face increased competition. If we are unable to succeed in developing new services, entering new markets or attracting a client base for our new services or in new markets, we will be unable to implement this element of our growth strategy, and our future business, reputation, results of operations or financial condition could be adversely impacted.

*If we fail to attract or retain key personnel, our performance may suffer.*

Our business, future success and ability to continue to expand operations depend upon our ability to attract, hire, train and retain qualified professional, scientific and technical operating people. We compete for qualified professionals with other Contract Research Organizations ("CROs"), temporary staffing agencies and the in-house departments of pharmaceutical, biotechnology and medical device companies. An inability to attract and retain a sufficient number of high caliber clinical research professionals (in particular, key personnel and executives) at an acceptable cost would impact our ability to provide our services, our future performance and results of operations.

*We may face challenges retaining employees which could cause disruption to our day-to-day activities which may result in additional costs to the business.*

ICON is an award-winning workplace that enables employees to make a difference to patients' lives by being part of a world-class CRO that helps deliver new medicines and medical devices that are benefiting patients worldwide. The attraction, development and retention of our talent is critical to the success of the Company, and we continue to strengthen processes around these areas to minimize retention risk. The Company is taking meaningful action to retain employees. Through our annual Talent Review process, we have identified opportunities for improvement as it relates to employee retention. Our People Plans have set specific goals for each functional area in terms of three critical areas: talent attraction, development and retention. However, we can provide no assurances that our efforts in this respect will be successful.

*Our ability to perform clinical trials is dependent upon the ability to recruit suitable willing patients.*

The successful completion of clinical trials is dependent upon the ability to recruit suitable and willing patients on which to test the drug under study. The availability of suitable patients for enrollment in studies is dependent upon many factors including, amongst others, the size of the patient population, the design of the study protocol, eligibility criteria, the referral practices of physicians, the perceived risks and benefits of the drug under study and the availability of alternative medication, including medication undergoing separate clinical trials. Insufficient or inappropriate patient enrollment may result in the termination or delay of a study which could have a material adverse impact on our results of operations.

The Company is focused on continuing to develop its expertise in patient recruitment through Accellacare, a global clinical research network, offering patients easier and faster access to innovative treatments and offering customers the option to deploy decentralized trials. The focus is on making it easier for the site and the patient to actively participate in a trial to ensure increased predictability, enrollment and retention. Our site and patient solutions group includes upfront planning of site and patient management including identification, enrollment and engagement.

Improved site selection is achieved through:

- leading technology to identify where the patients are that match the protocol;
- assessment of the qualification of sites based on real data; and
- partnerships with leading technology vendors and developing the capability to enable Electronic Medical Record ("EMR") interrogation into clinical insights such as sub-populations and larger pre-screened pools where the technology and regulations are enabled.

***Our ability to perform clinical trials is dependent upon our ability to recruit suitable willing investigators.***

We contract with physicians located in hospitals, clinics or other similar sites, who serve as investigators in conducting clinical trials to test new drugs on their patients. Investigators supervise administration of the study drug to patients during the course of the clinical trial. The successful conduct of a clinical trial is dependent upon the integrity, experience and capabilities of the investigators conducting the trial. Insufficient investigator recruitment, which in turn may lead to insufficient or inappropriate patient enrollment, may result in the termination or delay of a study which could have a material adverse impact on our results of operations.

***Climate change, extreme weather events, earthquakes and other natural disasters could adversely affect our business.***

In recent years, extreme weather events and changing weather patterns such as storms, flooding, droughts and temperature changes have become more common. As a result, we are potentially exposed to varying natural disaster or extreme weather risks such as hurricanes, tornadoes, droughts, floods, wildfires or other events that may result from the impact of climate change on the environment. As a result, we could experience increased costs, business interruptions, destruction of facilities, and loss of life, all of which could have a material adverse effect on our business, financial condition, or results of operations. The potential impacts of climate change may also include increased operating costs associated with additional regulatory requirements and investments in reducing energy, water use and greenhouse gas emissions.

***A disease outbreak, epidemic or pandemic could adversely affect our business performance.***

A disease outbreak could negatively impact our operations. We could experience restrictions on our ability to travel, or the ability of patients or other service providers to travel, to monitor our clinical trials and to ensure laboratory samples are collected and analyzed on time as a result of an outbreak. The potential impact of an epidemic or pandemic may also result in increased operating costs and result in a requirement to increase investment in impact prevention in addition to adversely affecting the economies and financial markets worldwide, resulting in an economic downturn that could impact our business, financial condition and results of operations.

***Our business depends on the continued effectiveness and availability of our information systems, including the information systems we use to provide our services to our clients, and any system failures of, security breaches of or cyber attacks to these systems may materially limit our operations or have a material adverse effect on our results of operations.***

Due to the global nature of our business and our reliance on information systems to provide our services, we use web-enabled and other integrated information systems in delivering our services. We continue to increase the use of technology. The systems may be either developed internally or provided in conjunction with third parties. We also provide access to similar information systems to certain clients in connection with the services we provide them. As the use, scope and complexity of our information systems continue to grow, we are exposed to, and will increasingly be exposed to, the risks inherent in the development, integration and ongoing operation of evolving information systems, including:

- disruption or failure of data centers, telecommunications facilities or other key infrastructure platforms;
- security breaches, cyber attacks or other failures (such as inappropriate software updates) or malfunctions in our application or information systems or their associated hardware or other systems that we have access to, or that we rely upon, or that have access to our systems;
- security breaches, cyber attacks or malfunctions with key suppliers or partners who we rely on to provide services to customers;
- use of Artificial Intelligence ("AI") resulting in inappropriate interpretation of data; and
- excessive costs, excessive delays or other deficiencies in, or problems with, systems development and deployment.

The materialization of any of these risks may impede our ability to provide services, the processing of data, the delivery of databases and services and the day-to-day management of our business and could result in the corruption, loss or unauthorized disclosure of proprietary, confidential or other data, as well as reputational harm.

In addition, as AI powered cyber threats evolve, our cybersecurity program strives to keep pace through the development of advanced detection and mitigation mechanisms. However, the dynamic nature of AI-driven attacks poses an ongoing challenge, as staying one step ahead requires constant adaptation and innovation in defensive strategies to effectively protect the organization against emerging threats.

While we have cybersecurity controls and disaster recovery plans in place, they might not adequately protect us in the event of a system failure, security breach or cyber attack. To date, no cyber attacks have had a material impact on our results of operations or financial reporting. Additionally, despite any precautions we take, damage from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, information system security breaches, cyber attacks and similar events that impact our various computer facilities could result in interruptions in the flow of data to our servers and from our servers to our clients. Corruption or loss of data may result in the need to repeat a trial at no cost to the client, but at significant cost to us, or result in the termination of one or more contracts, legal proceedings or claims against us or damage to our reputation. Additionally, significant delays in system enhancements or inadequate performance of new or upgraded systems once completed could damage our reputation and harm our business. Long-term disruptions in the infrastructure caused by events such as security breaches, cyber attacks, natural disasters, the outbreak of war, the escalation of hostilities and acts of terrorism, particularly involving cities in which we have offices, could adversely affect our business.

Unauthorized disclosure of sensitive or confidential data, whether through system failure or employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients. Similarly, despite investing in information and cybersecurity controls, there is a risk that unauthorized access to our information systems or those we develop for our clients, whether by our employees or third parties, including a cyber attack by computer programmers and hackers who may attack ICON systems, develop and deploy viruses, worms, ransomware or other malicious software programs, could result in negative publicity, significant remediation costs, legal liability, loss of customers and damage to our reputation and could have a material adverse effect on our results of operations and financial results. In addition, our liability insurance might not be sufficient in type, cover provided or amount to adequately cover us against claims related to security breaches, cyber attacks and other related breaches.

We may also face cybersecurity risks due to hybrid work arrangements, which could create opportunities for cybercriminals to exploit vulnerabilities.

***Upgrading the information systems that support our operating processes and evolving the technology platform for our services pose risks to our business.***

Continued efficient operation of our business requires that we implement standardized global business processes and evolve our information systems to enable this. We have continued to undertake significant programs to optimize business processes. A failure to effectively manage the implementation and adapt to new processes designed in these new or upgraded systems in a timely and cost-effective manner may result in disruption to our business and negatively affect our results of operations.

We have entered into agreements with certain vendors to provide systems development and integration services that develop or license to us the IT platform for programs to optimize our business processes. If such vendors fail to perform as required or if there are substantial delays in developing, implementing and updating the IT platform, our customer delivery may be impaired and we may have to make substantial further investments, internally or with third parties, to achieve our objectives. Additionally, our progress may be limited by parties with existing or claimed patents who seek to prevent us from using preferred technology or seek license payments from us.

Meeting our objectives is dependent on a number of factors which may not take place as we anticipate, including obtaining adequate technology-enabled services, creating IT-enabled services that our customers will find desirable and implementing our business model with respect to these services. We are continuing to develop opportunities for automation across ICON using state of the art automation tools including Robotic Process Automation ("RPA"), the development of new applications and capabilities, and enabling deeper integration across our digital ecosystem.

ICON has a dedicated Artificial Intelligence Centre of Excellence. By leveraging innovative Artificial Intelligence ("AI") and Machine Learning ("ML"), we accelerate trials, optimize resources, and ensure strict compliance, all while upholding the highest standards of ethical governance and data privacy. Our focus is to expedite our ability to:

- find signals quickly;
- connect information intelligently;
- predict outcomes; and
- take proactive action to accelerate processes or mitigate emerging risks.

Regulations relating to the use of AI and the interpretation of those regulations by regulators, courts and others are in the early stages of development and evolving, which may make it difficult to identify adequate compliance requirements or suitable governance practices to meet those requirements.

To remain competitive within our industry and keep pace with the rapid evolution of the technological landscape, it is critical that we continue to innovate and expand the capabilities of our current technologies. Increased requirements for investment in information technology or failure to comply with regulations may negatively impact our financial condition, including profitability.

***Uncertainties related to the development, deployment and use of artificial intelligence could adversely affect our business, operations, and reputation.***

The Company is increasingly exploring and adopting artificial intelligence, machine learning, and other advanced technologies to enhance efficiency, improve predictability, and empower data-driven decision-making. While these technologies present significant opportunities, their use also involves risks and uncertainties that could adversely affect our business, results of operations, information security, regulatory compliance, and reputation. Failure to keep pace with rapid developments in AI technologies could adversely affect our competitive position and results of operation.

AI-based systems rely on complex algorithms and large datasets, which may be flawed, incomplete, outdated, insufficient, or contain biases. Inaccurate or biased outputs could lead to suboptimal outcomes, flawed analyses, inappropriate recommendations, or errors in supporting client decision-making. If the insights or services derived from AI-assisted tools prove to be inaccurate or unreliable, we could experience competitive harm, loss of client trust, contractual disputes, litigation exposure, regulatory scrutiny, or reputational damage.

The use of AI and automated tools also presents cybersecurity and data protection risks. AI systems may process sensitive or confidential information, including proprietary client data, personal data, or health-related data. Security vulnerabilities, misuse by employees or third-party vendors, model leakage, or unauthorized access could result in the disclosure or misuse of confidential information, violations of data protection laws, contractual obligations, or intellectual property rights, and may expose us to fines, penalties, litigation, or loss of business.

We rely on third-party providers and AI developers for certain infrastructure. Any operational failure, service discontinuation, or ethical controversy involving these vendors could disrupt our AI-enabled workflows. Furthermore, as competitors develop more advanced or cost-effective AI solutions, our failure to innovate at a similar pace could lead to a loss of market share and downward pressure on our service pricing.

In addition, the regulatory framework governing AI is evolving and may lag behind the pace of technological advancement, creating uncertainty in interpretation and compliance expectations across jurisdictions and, in some cases, across different customer requirement. Changes in laws, regulations, or regulatory guidance, or divergent global standards, could increase compliance costs, delay deployment of AI solutions, or restrict certain uses of these technologies.

***Failure to meet productivity objectives under our business improvement objectives could adversely impact our competitiveness and therefore our operating results.***

We continue to pursue business transformation initiatives to embed technology and innovation including through the use of AI  and deliver operational efficiencies. As part of these initiatives, we seek to improve our productivity, flexibility, quality, functionality and cost savings by our on-going investment in global technologies, continuous improvement of our business processes and functions to deliver economies of scale. These initiatives may not deliver their intended gains or be completed in a timely manner which may adversely impact our competitiveness and our ability to meet our growth objectives and therefore, could adversely affect our business and operating results, including profitability.

***An error in the design, programming or validation of our interactive response technologies could lead to patient safety issues and invalidation of a trial and/or liability claims against the Company, amongst other things, any of which could have a material adverse effect on our financial condition and operations.***

We develop and maintain computer-run and web-based interactive response technologies to automatically manage the randomization of patients in trials, assign the study drug and adjust the dosage when required for patients enrolled in trials we support. An error in the design, programming or validation of these systems could lead to inappropriate assignment or dosing of patients, which could give rise to patient safety issues and invalidation of the trial and/or liability claims against the Company, amongst other things, any of which could have a material adverse effect on our financial condition and operations.

***A failure to identify and successfully close and integrate strategic acquisition targets could adversely impact our ongoing business and financial results.***

We have made a number of acquisitions in recent years, including the Merger, and continue to review new acquisition opportunities. If we are unable to identify suitable acquisition targets, complete an acquisition or successfully integrate an acquired company or business, our business may be disrupted. The success of an acquisition will depend upon, among other things, our ability to:

- effectively and quickly assimilate the operations and services or products of the acquired company or business;
- integrate acquired personnel;
- retain and motivate key employees;
- retain customers; and
- minimize the diversion of management's attention from other business concerns.

In the event that the operations of an acquired company or business do not meet our performance expectations, we may have to restructure the acquired company or business or write-off the value of some, or all, of the assets of the acquired company or business.

***Improper performance or delays in performance of our services could adversely impact our reputation and our financial results.***

The performance of clinical development services is complex and time-consuming. We, or vendors we engage, may make mistakes in conducting a clinical trial that could negatively impact or damage the usefulness of the clinical trial or cause the results to be reported improperly. If the clinical trial results are compromised, we could be subject to significant costs or liability, which could have an adverse impact on our ability to perform our services. Large clinical trials are costly, and while we endeavor to contractually limit our exposure to such risks, improper performance of our services or delays as a result of our performance could have an adverse effect on our financial condition, damage our reputation and result in the cancellation of current contracts or failure to obtain new contracts from affected or other clients.

***Our relationships with existing or potential customers who are in competition with each other may adversely impact the degree to which other customers or potential customers use our services, which may adversely affect our results of operations.***

The biopharmaceutical industry is highly competitive, with biopharmaceutical companies each seeking to persuade payers, providers and patients that their drug therapies are better and more cost-effective than competing therapies marketed or being developed by competing companies. In addition to the adverse competitive interests that biopharmaceutical companies have with each other, biopharmaceutical companies also have adverse interests with respect to drug selection and reimbursement with other participants in the healthcare industry, including payers and providers. Biopharmaceutical companies also compete to be first to market with new drug therapies. We regularly provide services to biopharmaceutical companies who compete with each other and we sometimes provide services to such customers regarding competing drugs in development. Our existing or future relationships with our biopharmaceutical customers may therefore deter other biopharmaceutical customers from using our services or may result in our customers seeking to place limits on our ability to serve other biopharmaceutical industry participants. In addition, our further expansion into the broader healthcare market may adversely impact our relationships with biopharmaceutical customers and such customers may elect not to use our services, reduce the scope of services that we provide to them or seek to place restrictions on our ability to serve customers in the broader healthcare market with interests that are adverse to theirs. Any loss of customers or reductions in the level of revenues from a customer could have a material adverse effect on our results of operations, business and prospects.

***We have only a limited ability to protect our intellectual property rights and these rights are important to our success.***

Our success depends, in part, upon our ability to develop, use and protect our proprietary methodologies, analytics, systems, technologies and other intellectual property. Existing laws of the various countries in which we provide services or solutions offer only limited protection of our intellectual property rights and the protection in some countries may be very limited. We rely upon a combination of trade secrets, confidentiality policies, non-disclosure, invention assignment and other contractual arrangements and patent, copyright and trademark laws, to protect our intellectual property rights. These laws are subject to change at any time and certain agreements may not be fully enforceable, which could further restrict our ability to protect our innovations. Intellectual property rights may not prevent competitors from independently developing services similar to, or duplicative of, ours. Further, the steps we take in this regard might not be adequate to prevent or deter infringement or other misappropriation of our intellectual property by competitors, former employees or other third parties and we might not be able to detect unauthorized use of, or take appropriate and timely steps to enforce our intellectual property rights. Enforcing our rights might also require considerable time, money and oversight and we may not be successful in enforcing our rights.

Further, the regulatory landscape surrounding artificial intelligence is also evolving. The intellectual property ownership and license rights of new technologies such as AI have not been fully addressed by U.S. or global courts. As these technologies' use expands, we may fail to adequately protect our intellectual property.

***The biopharmaceutical industry has a history of patent and other intellectual property litigation and we may become involved in costly intellectual property lawsuits.***

The biopharmaceutical industry has a history of intellectual property litigation, and these lawsuits will likely continue in the future. Accordingly, we may face patent infringement legal proceedings by companies that have patents for similar business processes or other legal proceedings alleging infringement of their intellectual property rights. Legal proceedings relating to intellectual property could be expensive, take significant time and divert management's attention from other business concerns, regardless of the outcome of the litigation. If we do not prevail in an infringement lawsuit brought against us, we might have to pay damages and we could be required to stop the infringing activity or obtain a license to use technology on unfavorable terms. Any infringement or other legal processing related to intellectual property could have a material adverse effect on our operations and financial condition.

***We act as authorized representative or legal representative for some clients pursuant to certain jurisdictional requirements for sponsors of clinical trials to appoint an authorized representative or legal representative with a local presence within the relevant jurisdiction.***

We act as authorized representative pursuant to Medical Devices Regulation 2017/745 ("MDR") for certain clients who are located outside of the European Union. As authorized representative, we act on behalf of medical device manufacturers in relation to specified tasks with regard to their obligations under MDR.

We also act as legal representative pursuant to European Clinical Trials Directive (2021/20/EC) ("CTD"), EU Clinical Trials Regulation (No.536/2014) ("CTR") and MDR for certain clients who are located outside of the European Union with respect to clinical trials being carried out by those clients in the European Union. We also perform similar legal representative services for certain clients in other non-EU jurisdictions. Where the client is located outside the relevant local jurisdiction, ICON has an established local legal entity in that jurisdiction where analogous local regulations have a similar requirement for a local legal representative for clinical trials being carried out in those jurisdictions. As legal representative, we are responsible for ensuring compliance with the client's obligations pursuant to CTD, CTR and MDR or analogous local legislation and we are the addressee for all communications with the client provided for under CTD, CTR and MDR or analogous local legislation.

We provide these services subject to certain terms and conditions which are contained in our agreements with clients pertaining to these services. We aim to reduce any potential liability associated with these activities by seeking contractual indemnification from our clients and by maintaining an appropriate level of insurance cover. However, there is no guarantee that the specific insurance will be available or that a client will fulfill its obligations in relation to their indemnity.

***We rely on third parties to provide certain data and other information to us. Our suppliers or providers might increase our cost to obtain, restrict our use of, or refuse to license data, which could lead to our inability to access certain data or provide certain services and, as a result, materially and adversely affect our operating results and financial condition.***

Our services are derived from, or include, the use of data we collect from third parties. We have several data suppliers that provide us with a broad scope of information that we collect, use in our business and sell.

We generally enter into long-term contractual arrangements with many of our data suppliers. At the time we enter into a new data supply contract or renew an existing contract, suppliers may increase our cost to obtain and use the data provided by such supplier, increase restrictions on our ability to use or sell such data, or altogether refuse to license the data to us. Also, our data suppliers may fail to meet or adhere to our quality control standards or fail to deliver the data to us. Although no single supplier is material to our business, if suppliers that collectively provide a significant amount of the data we receive or use were to increase our costs to obtain or use such data, further restrict our access to or use of such data, fail to meet or adhere to our quality control standards, refuse to provide or fail to deliver data to us, our ability to provide data-dependent services to our clients may be adversely impacted, which could have a material adverse effect on our business, results of operations, financial condition or cash flow.

***We rely on third parties for important products, services and licenses to certain technology and intellectual property rights. If there was a failure in delivery by these parties, we might not be able to continue to obtain such products, services and licenses.***

We depend on certain third parties to provide us with products and services critical to our business. Such services include, among others, suppliers of drugs for patients participating in trials, suppliers of kits for use in our laboratories, suppliers of reagents for use in our testing equipment and providers of maintenance services for our equipment. The failure of any of these third parties to adequately provide the required products or services, or to do so in compliance with applicable regulatory requirements, could have a material adverse effect on our business.

Some of our services rely on intellectual property, technology and other similar property owned and/or controlled by third parties. Our licenses to this property and technology could terminate or expire and we might not be able to replace these licenses in a timely manner. Also, we might not be able to renew these licenses on similar terms and conditions. Failure to renew these licenses, or renewals of these licenses on less advantageous terms, could have a material adverse effect on our business, results of operations, financial condition or cash flow.

### Risk Related to Our Industry

***Outsourcing trends in the pharmaceutical, biotechnology and medical device industries and changes in spending on research and development could adversely affect our operating results and growth rates.***

We are dependent upon the ability and willingness of the pharmaceutical, biotechnology and medical device companies to continue to spend on research and development and to outsource the services that we provide. We are therefore subject to risks, uncertainties and trends that affect companies in these industries that we do not control. We have benefited to date from the tendency of pharmaceutical, biotechnology and medical device companies to outsource clinical research projects. Any downturn in these industries or reduction in spending or outsourcing could materially adversely affect our business. The following could each result in such a downturn:

- if pharmaceutical, biotechnology or medical device companies expanded upon their in-house clinical or development capabilities, they would be less likely to utilize our services;
- if governmental regulations were changed, it could affect the ability of our clients to operate profitably, which may lead to a decrease in research spending and therefore this could have a material adverse effect on our business; and
- if unfavorable economic conditions or disruptions in the credit and capital markets negatively impact our customers, this could result in delays or reprioritization of their research spending.

### Large pharmaceutical companies are increasingly consolidating their vendor base and entering strategic partnership arrangements with a limited number of outsource providers.

Large pharmaceutical companies continually seek to drive efficiencies in their development processes to both reduce costs associated with the development of new drug candidates and accelerate time to market. As a result, large pharmaceutical companies, in particular, are increasingly looking to consolidate the number of outsource providers with which they engage, with many entering strategic partnership arrangements with a limited number of outsource providers. The failure to enter strategic partnership arrangements with customers or the loss of existing customers as a result of them entering strategic partnership arrangements with our competitors could have a material adverse impact on our results of operations.

### Increased collaboration amongst pharmaceutical companies in research and development activities may lead to fewer research opportunities.

Certain pharmaceutical companies have begun to collaborate in seeking to develop new drug candidates. Increased collaboration amongst pharmaceutical companies may lead to fewer research opportunities, which in turn may lead to fewer outsource opportunities for companies within the CRO industry. A reduction in outsource opportunities as a result of this increased collaboration could have a material adverse impact on our results of operations.

### We operate in a highly competitive and dynamic market.

The CRO industry is highly competitive. In particular, we compete with other large global CROs for strategic relationships with large pharmaceutical companies. If we are unable to retain and renew existing strategic relationships and win new strategic relationships, there could be a material adverse impact on our results. Similarly, we compete with other CROs for work, which comes outside of these strategic relationships, and we may also compete with the Research and Development capabilities of our customers; being unable to win work outside of the strategic relationships could have a material adverse impact on our results.

The type and depth of services provided by CROs has changed in recent years. Failure to develop and market new services or expand existing service offerings could adversely affect our business and operations.

New entrants may also enter the market which would further increase competition and could adversely affect our business and operations.

In addition, the emergence of the use of Real World Evidence and the advancements in new approaches such as machine learning and artificial intelligence (AI), including generative, agentic and foundation models that are increasingly accessible through third-party or open-source platforms, that capitalize on the availability of large data sets may reduce the time and costs of the discovery and development process, may allow our clients to more readily perform for themselves clinical development tasks and services that we have typically provided, may cause even greater price competition and/or reduce the perceived differentiation of certain of our information, analytics and insight-based offerings. If customers are able to obtain comparable insights through alternative AI-enabled solutions, develop such capabilities internally, or shift spending toward lower-cost providers, demand for certain of our services and offerings could decline, pricing pressure could increase, and our margins and growth prospects could be adversely affected which could have a material impact on our business, financial condition, results of operations or cash flows.

### We may be adversely affected by industry, customer or therapeutic concentration.

We provide services to biopharmaceutical, biotechnology, medical device and government organizations and our revenue is dependent on expenditures by these customers. Our business could therefore be adversely impacted by mergers, consolidation, business failures, policy decisions, distress in financial markets or other factors resulting in a decrease in the number of potential customers or therapeutic products being developed through the drug development process.

There has been consolidation in the biopharmaceutical market in recent years, including the acquisition of biotechnology companies by pharmaceutical companies. If the number of our potential customers were to decline in the future, they may be able to negotiate price discounts or other terms for services that are less favorable to us than they have been historically.

**Risk Related to Our Financial Results and Financial Position**

***Our quarterly results are dependent upon a number of factors and can fluctuate from quarter to quarter. They may fall short of prior periods, our projections, or the expectations of securities analysts or investors, which may adversely affect the market price of our stock.***

Our results of operations in any quarter can fluctuate or differ from expected or forecast results depending upon or due to, among other things, the number and scope of ongoing client projects, the commencement, postponement, variation, cancellation or termination of projects in a quarter, the mix of activity, cost overruns, employee hiring, employee attrition and other factors. Our revenue in any period is directly related to the number of employees who were working on billable projects together with investigator activity during that period. We may be unable to compensate for periods of under-utilization during one part of a fiscal period by earning revenue during another part of that period. We believe that operating results for any particular quarter are not necessarily a meaningful indicator of future results.

If in future quarters, we are unable to continue to deliver operational efficiencies and our expenses grow faster than our revenues, our operating margins, profitability and overall financial condition may be materially adversely impacted.

***Our exposure to exchange rate fluctuations could adversely affect our future results of operations***

Our contracts with clients are sometimes denominated in currencies other than the currency in which we incur expenses related to such contracts. Where expenses are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material adverse effect on our results of operations.

In addition, we are also subject to translation exposures as our consolidated financial results are presented in U.S. dollars, while the local results of a certain number of our subsidiaries are prepared in currencies other than U.S. dollars, including, amongst others, the pound sterling and the euro. Accordingly, changes in exchange rates between the U.S. dollar and those other currencies will affect the translation of subsidiary companies' financial results into U.S. dollars in reporting our consolidated financial results.

***Inflation and rising labor costs could adversely affect our future results of operations.***

Inflation and rising labor costs may result in significant increases to the cost of our services, which we may not be able to recover from our customers. If macroeconomic forces, such as inflation, cause the cost of inputs required to deliver these contracts to increase significantly, we may be unable to pass along all of these costs to our customers. A sustained increase in these costs may require us to increase the price of future service offerings. These actions could adversely affect our future revenue, gross margin, or both.

***Our effective tax rate may fluctuate from quarter-to-quarter, which may adversely affect our results of operations.***

Our quarterly effective tax rate has depended and will continue to depend on the geographic distribution of our taxable earnings amongst the multiple tax jurisdictions (such as Ireland, United States and United Kingdom) in which we operate and the tax laws in those jurisdictions. Changes in the geographic mix of our results of operations amongst these jurisdictions may have a significant impact on our effective tax rate from quarter-to-quarter. Changes in tax law in one or more jurisdictions could also have a significant impact on our tax rate and results. In addition, as we operate in multiple tax jurisdictions, we may be subject to audits in certain jurisdictions. These audits may involve complex issues which could require an extended time period before being resolved. The resolution of audit issues may lead to additional taxes, interest as well as fines and/or penalties being imposed which could have a material adverse impact on our effective tax rate and our consolidated financial results.

In terms of recent legislative changes which could potentially impact our effective tax rate, on July 4, 2025, the U.S. President signed into law the Budget Reconciliation Bill, which extends various expiring tax provisions from the 2017 Tax Cuts and Jobs Act and introduces a variety of other law changes. Our assessment is that it is not expected to have a material impact on our results of operations.

We cannot predict the impact of any executive orders or regulatory changes that may become effective or enacted by the administration in the United States.

In terms of a global minimum tax rate, the Organization for Economic Co-operation and Development's ("OECD") Global Anti-Base Erosion ("GloBE") Model Rules proposed a global minimum tax rate of 15% and recommended that it be effective from 2024. European Union member states adopted a global minimum tax in December 2022 and member states were obliged to implement the rules by December 31, 2023, which impact large multinational groups with a consolidated revenue of over €750 million. Although there is no assurance that every country in which ICON has a presence will implement GloBE, where a particular jurisdiction has a minimum effective tax rate of less than 15%, the head office location may be obliged to pay a top-up tax. Ireland has also implemented global minimum tax legislation which has been in force from 1 January 2024. The global tax environment is becoming increasingly complex and management continues to review the impact of a global minimum tax on the Company's financial performance. Further, regulatory or policy changes in geographies in which we operate may have a material adverse impact on our results of operations.

***Our unsatisfied performance obligation may not convert to revenue and the rate of conversion may slow.***

Our unsatisfied performance obligation is the amount of awards that has not yet converted to revenue. This value is not necessarily a meaningful predictor of future results due to the potential for the cancellation or delay of projects included in the unsatisfied performance obligation. No assurances can be given that we will be able to realize this unsatisfied performance obligation in full as revenue. A significant reduction in the rate of conversion could have a material adverse impact on our results of operations.

***The Company is exposed to various risks in relation to our cash and cash equivalents.***

The Company's treasury function manages our available cash resources and invests significant cash balances in various financial institutions to try to ensure optimum returns for our surplus cash balances. These balances are classified as cash and cash equivalents. Cash and cash equivalents comprise cash and highly liquid investments with maturities of three months or less.

Given the global nature of our business, we are exposed to various risks in relation to these balances including liquidity risk, credit risk associated with the counterparties with whom we invest, interest rate risk on floating rate securities, sovereign risk (our principle sovereign risk relates to investments in U.S. Treasury funds) and other factors.

Although we have not recognized any significant losses to date on our cash and cash equivalents, any significant declines in their market values could have a material adverse effect on our financial position and operating results.

***Changes in accounting standards may adversely affect our financial statements.***

We prepare our financial statements in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") which are revised on an on-going basis by the authoritative bodies. It is possible that future accounting standard updates may require changes to the accounting treatment that we apply in preparation of our financial statements. These changes may also require significant changes to our reporting systems. These updates may result in unexpected variability in the timing of recognition of revenue or expenses and therefore in our operating results.

***Impairment of goodwill and intangible assets may adversely impact future results of operations.***

We record intangible assets, including goodwill, on our balance sheet on acquisitions of businesses. The initial identification and valuation of these intangible assets and the determination of the estimated useful lives at the time of acquisition involve use of judgments and estimates. These estimates are based on, among other factors, projections of cash flows that arise from identifiable intangible assets of acquired businesses and discount rates based on an analysis of our weighted average cost of capital, adjusted for specific risks associated with the assets. Disruptions in global financial markets and deterioration of economic conditions could, among other things, impact the discount rate. Other assumptions used in the valuations and actual cash flows arising from a particular intangible asset could vary from projected cash flows, which could imply different carrying values from those established at the dates of acquisition and which could result in impairment of such assets.

If the future growth and operating results of our business are not as strong as anticipated, overall macroeconomic or industry conditions deteriorate and/or our market capitalization declines, this could impact the assumptions used in establishing the carrying value of goodwill or intangible assets. Should disruption in the global financial markets and deterioration of economic conditions have a prolonged impact on our industry, triggering events may arise resulting in intangible asset, or goodwill impairments. For example, during the year ended December 31, 2025, the Company recorded a goodwill impairment charge of $364.2 million, which represented the entire balance of goodwill attributed to the Data Solutions reporting unit. To the extent intangible assets, or goodwill are impaired, their carrying value will be written down to their implied fair values and a charge will be made to our net income (refer to Note 10. *Goodwill* and Note 11. *Intangible assets* in Item 18. *Financial Statements* included in this Form 20-F for charges recorded during the year ended December 31, 2025). Such an impairment charge could materially and adversely affect our operating results.

***We have concluded that our internal control over financial reporting and our disclosure controls and procedures were not effective as of December 31, 2025 due to material weaknesses, which has adversely affected our ability to report our financial results in a timely and accurate manner and could have a material adverse impact on our business and financial condition.***

We are required to evaluate the effectiveness of our disclosure controls and procedures and our internal control over financial reporting and publicly disclose the results of these evaluations and related matters in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. As described in Part II - Item 15. *Controls and Procedures* of this Form 20-F, we have identified material weaknesses in internal controls over financial reporting. As a result of these material weaknesses, our management concluded that our internal control over financial reporting and disclosure controls and procedures were not effective as of December 31, 2025.

We are engaged in developing and implementing a remediation plan, as described in Part II - Item 15. *Controls and Procedures* of this Form 20-F, designed to address the material weaknesses, but our remediation efforts are not complete and are ongoing. Although we are working to remedy the ineffectiveness of the Company's internal control over financial reporting, there can be no assurance as to when the remediation plan will be fully implemented, or the aggregate cost of implementation. Until our remediation plan is fully implemented, our management will continue to devote time and attention to these efforts. If we do not complete our remediation in a timely fashion, or at all, or if our remediation plan is inadequate, there will continue to be an increased risk that we will be unable to timely file future periodic reports with the SEC and that our future consolidated financial statements could contain errors that will be undetected. If we are unable to remediate our material weaknesses or report our results in a timely and accurate manner, our stock price may decline, our stock may be delisted from the NASDAQ, our ability to raise capital may be limited and we may not be able to comply with the applicable covenants in our financing arrangements. In addition, we could be subject to regulatory investigations and penalties or stockholder litigation. Any of these risks could have a material adverse impact on our business and financial condition.

***If we fail to maintain proper and effective internal controls, our business and financial condition could be materially adversely impacted.***

We cannot assure you that we will not discover additional deficiencies in our internal control over financial reporting. Moreover, because of the inherent limitations of any control system, material misstatements due to error or fraud may not be prevented or detected on a timely basis, or at all.

Further and continued determinations that there are deficiencies in the effectiveness of the Company's internal control over financial reporting could result in another restatement of our consolidated financial statements, cause us to fail to meet our reporting obligations, reduce our ability to obtain financing, negatively affect investor or customer confidence in our management and the accuracy of our financial statements and disclosures, or result in adverse publicity and concerns from investors, any of which could have a negative effect on the price of our common stock, subject us to regulatory investigations and penalties or stockholder litigation, and materially adversely impact our business, financial condition, results of operations and cash flows.

***Due to inherent limitations, there can be no assurance that our system of disclosure and internal controls and procedures will be successful in preventing all errors, theft and fraud, or in informing management of all material information in a timely manner.***

Management does not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all errors or fraud. A control system is designed to give reasonable, but not absolute, assurance that the objectives of the control system are met. In addition, any control system reflects resource constraints and the benefits of controls must be considered relative to their costs. Inherent limitations of a control system may include: judgments in decision making may be faulty, breakdowns can occur simply because of error or mistake and controls can be circumvented by collusion or management override. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

***Matters relating to or arising from the subject of the Investigation, including expenses and diversion of personnel and resources, regulatory investigations, and proceedings and litigation matters, could have an adverse effect on our business, results of operations and financial condition.***

We have incurred, and may continue to incur, significant expenses related to legal, accounting and other professional services in connection with matters relating to or arising from the subject of the Investigation, including with respect to the Putative Class Action (as defined below). To the extent steps we take to remediate deficiencies in our internal controls over financial reporting are not successfully identified and implemented, we may incur significant additional time and expense.

In addition, we elected to self-report the Investigation to the SEC and other regulatory authorities. If the SEC or any other regulator were to commence legal action against us, we could be required to pay significant penalties and become subject to injunctions, cease and desist orders or other remedies. We can provide no assurances as to the outcome of any governmental inquiry or investigation. The Company and certain of its current and former executive officers are named as defendants in the Putative Class Action. Further, we, our officers and members of our Board of Directors could be named as defendants in other class action lawsuits, contract claims, derivative lawsuits or other actions asserting claims arising out of the subject matter of the Investigation. Defending against these matters can be time-consuming and costly and will divert management's attention from our business operations. Adverse outcomes could result in substantial monetary damages, penalties, injunctive, or other relief, and even if resolved favorably, we may incur significant legal expenses. Further, as a result of any legal proceedings and any related indemnification requirements to our officers and directors, we could be required to pay monetary damages that may be in excess of our insurance coverage or may have additional penalties or other remedies imposed against us or our officers and directors.

All of these expenses, and the diversion of the attention of management and other personnel that has occurred and is expected to continue, could adversely affect our business, financial condition, results of operations and cash flows.

***We may incur additional substantial costs in connection with remediation efforts following the Restatement, which could adversely affect our results of operations.***

We are undertaking significant efforts to remediate material weaknesses in our internal control over financial reporting and to enhance our disclosure controls and procedures. These efforts have required and will continue to require significant management time and financial resources. We may incur substantial costs in connection with these remediation activities, including consulting fees, audit and professional service fees, and upgrades to our financial reporting systems and controls. These additional expenses could materially adversely affect our results of operations and financial condition.

***We may be required to indemnify our current and former directors, officers and employees in connection with litigation and other actions which could result in significant legal expenses and other costs to us.***

In certain enumerated circumstances and subject to applicable law, our corporate governance documents and applicable indemnification agreements require us to defend and indemnify our current and former directors and officers, and certain employees against enumerated liabilities and expenses incurred as a result of legal proceedings and investigations, including any potential regulatory actions or litigation arising out of the matters related to the Investigation and Restatement. As a result, we may be obligated to advance and ultimately pay substantial legal costs, settlement amounts, or judgments on behalf of these individuals. These indemnification obligations could significantly increase our legal expenses and could materially adversely affect our financial condition and cash flows.

***It may be difficult or costly to obtain director and officer insurance coverage in the future as a result of the Restatement.***

As a result of the Restatement, the Investigation and related risks, our current directors' and officers' liability insurance ("D&O Insurance") providers may seek to increase premiums significantly, impose additional exclusions, or refuse to renew coverage altogether. In addition, we may face challenges in obtaining comparable coverage from alternative insurance carriers on commercially reasonable terms, or at all. A reduction in the scope or amount of D&O Insurance coverage could adversely affect our ability to attract and retain qualified directors and officers, and expose us to greater potential liability, which could have a material adverse effect on our financial condition, governance, and ability to operate our business.

***Our failure to timely file this Form 20-F with the SEC limits our access to the public markets to raise debt or equity capital, may impact our ability to obtain alternative financing, and could have negative consequences under the terms of our existing credit agreements.***

Our failure to timely file this Form 20-F with the SEC restricts our ability to use a registration statement on Form F-3, which limits our ability to access the public markets quickly and efficiently. It may also restrict our ability to raise capital through traditional private placements, as potential investors may be reluctant to invest in a company that is not current or has a history of not being current in its SEC filings. In addition, our failure to file periodic reports could constitute a default under certain covenants in existing or future credit facilities, which could lead to the acceleration of outstanding indebtedness or other adverse consequences. The combined effect of these factors could materially and adversely affect our liquidity, financial condition, and results of operations.

<u>Risk Related to Our Indebtedness</u>

***We incurred substantial additional indebtedness, which could impair our flexibility and access to capital and could adversely affect the Company's business, financial condition or results of operations.***

Following completion of the Merger and the other transactions contemplated by the Merger Agreement, the Company has a substantial amount of debt. ICON borrowed approximately $6,015.0 million in order to pay PRA stockholders the cash consideration due to them as merger consideration under the Merger Agreement, pay related fees and transaction costs in connection with the transactions, and refinance existing indebtedness.

On May 8, 2024, ICON Investments Six Designated Activity Company (the "Issuer"), a wholly-owned subsidiary of ICON plc, issued $2 billion senior secured notes (the "New Notes"). The New Notes were issued in aggregate principal amounts of: $750 million 5.809% Senior Secured Notes due 2027 (the "2027 Notes"), $750 million 5.849% Senior Secured Notes due 2029 (the "2029 Notes") and $500 million 6.000% Senior Secured Notes due 2034 (the "2034 Notes"). The proceeds from the issuance were used to repay a portion of the senior secured term loan outstanding under the Senior Secured Credit Facilities and to pay fees, costs and expenses related to the offering.

As of December 31, 2025 we had $3,416.7 million of debt outstanding (December 31, 2024: $3,446.5 million, December 31, 2023: $3,806.2 million). This level of borrowings could adversely affect the Company in a number of ways, including, but not limited to, causing us to incur substantial fees from time to time in connection with debt amendments or refinancing, making it more difficult for the Company to satisfy its obligations with respect to its debt or to its trade or other creditors, requiring a substantial portion of the Company's cash flows from operations for the payment of interest on the Company's debt, reducing the Company's flexibility to respond to changing business and economic conditions, and reducing funds available for the Company's investments in research and development, capital expenditures and other activities. If ICON cannot service its debt, it may have to take actions such as selling assets, seeking additional debt or equity, or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances.

***Covenants in our credit agreement and the indentures governing the 2026 Notes and the New Notes may restrict our business and operations. Our financial condition and results of operations could be adversely affected if we do not comply with those covenants.***

The Senior Secured Credit Facilities and the indentures governing the 2026 Notes and the New Notes include certain customary covenants that limit our ability to, amongst other things, subject to certain exceptions:

- make dividends, investments and other restricted payments;
- enter into sale and leaseback transactions;
- engage in share buybacks;
- incur or assume liens or additional debt;
- engage in mergers or reorganizations; or
- enter into certain types of transactions with affiliates.

On December 8, 2023, ICON notified the holders of the 2026 Notes of the upgrade of the instrument rating to investment grade and the consequent suspension of certain of the covenants under the indenture governing the 2026 Notes. The suspension of these covenants remains in place and will continue so long as the instrument remains at investment grade.

***Interest rate fluctuations may materially adversely affect our results of operations and financial conditions due to the variable interest rate on our senior secured term loan facility, our revolving credit facility or in respect of any future issuances of debt.***

Borrowings under the senior secured term loan facility amortize in equal quarterly installments in an amount equal to 1.00% per annum of the principal amount, with the remaining balance due at final maturity.

On March 14, 2024, the parties to the credit agreement entered into a Third Amendment (the "Third Amendment") in connection with the repricing of the senior secured term loan facility and the senior secured revolving credit facility.

The interest rate margin applicable to borrowings under the senior secured term loan facility is USD Term SOFR plus an applicable margin which is dependent on the Company's net leverage ratio. At December 31, 2025, the applicable margin is 2.0% (which reflects the Third Amendment). The senior secured term loan facility is subject to a floor of 0.50%.

On November 26, 2025, the parties to the Credit Agreement entered into a Fourth Amendment (the "Fourth Amendment") to reprice and extend the senior secured revolving credit facility.

As a result of the Fourth Amendment, the maturity was extended from a five-year term to a seven-year term ending July 1, 2028. Reflecting the Fourth Amendment, the interest rate margin applicable to borrowings under the revolving loan facility will be, at the option of the borrower, either (i) the applicable base rate plus an applicable margin of 0.35% or 0.00%, based on the Company's current corporate family rating assigned by S&P of BB (or lower) or BB+ (or higher), respectively, or (ii) Term SOFR plus an applicable margin of 1.35%, 1.00%, 0.75%, 0.55%, or 0.40% based on the Company's current corporate family rating assigned by S&P of BB (or lower), BB+, BBB-, BBB or BBB+ (or higher), respectively. In addition, lenders under the revolving loan facility are entitled to commitment fees as a percentage of the applicable margin at the time of drawing and utilization fees dependent on the proportion of the facility drawn.

At December 31, 2025, $nil (December 31, 2024: $nil) was outstanding under the revolving loan facility while there was also $nil (December 31, 2024: $nil) in letters of credit given to landlords to guarantee lease arrangements under the senior secured revolving loan facility.

As the Company has variable rate debt, fluctuations in interest rates affect our business. We attempt to minimize interest rate risk by issuing fixed term debt to provide a mix of fixed and floating rate debt in the Company debt portfolio. Although the Company manages its interest rate exposure (at December 31, 2025, 73% of the Company's outstanding debt was at a fixed interest rate (December 31, 2024: 73%)), significant changes in rates at which the Company can borrow could have a material adverse effect on our financial position and operating results.

***Our financial results and ability to access cost effective debt may be adversely impacted if we do not maintain our current credit rating.***

In Quarter Four, 2023, S&P Global Ratings ("S&P") upgraded ICON to an investment grade credit rating of BBB- with a stable outlook. Further Moody's Investors Service upgraded all of ICON plc's instrument ratings to Baa3 with a stable outlook. In Quarter Four, 2024 S&P affirmed ICON issuer ratings of BBB- and Moody's Investors Service changed the outlook from stable to positive. As at February 19, 2026, Moody's affirmed ICON plc's instrument ratings of Baa3 however changed the outlook to stable from positive. Our financial results and ability to access cost effective debt may be adversely impacted if we do not maintain our current credit rating.

**Risk Related to Political, Legal or Regulatory Environment**

***We may lose business opportunities as a result of healthcare reform and the expansion of managed care organizations.***

Numerous governments, including the U.S. government, have undertaken efforts to control growing healthcare costs through legislation, regulation and voluntary agreements with medical care providers and drug companies. If these efforts are successful, pharmaceutical, biotechnology and medical device companies may react by spending less on research and development and therefore this could have a material adverse effect on our business.

In addition to healthcare reform proposals, the expansion of managed care organizations in the health care market may result in reduced spending on research and development. Managed care organizations' efforts to cut costs by limiting expenditures on pharmaceuticals and medical devices could result in pharmaceutical, biotechnology and medical device companies spending less on research and development. If this were to occur, we would have fewer business opportunities and our revenues could decrease, possibly materially.

***Healthcare reform legislation, other changes in the healthcare industry and in healthcare spending could adversely affect our business model, financial condition or results of operations.***

Our results of operations and financial conditions could be affected by changes in healthcare spending and policy.  The healthcare industry is subject to changing political, regulatory and other influences. It is possible that legislation will be introduced and passed in the United States repealing, modifying or invalidating the current healthcare reform legislation, in whole or in part, and signed into law. Because of the continued uncertainty about the implementation of the current healthcare reform legislation, including the potential for further legal challenges or repeal of that legislation, we cannot quantify or predict with any certainty the likely impact of the current healthcare reform legislation or its repeal on the healthcare sector, on our customers and ultimately on our financial condition or results of operations.

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022 (the "IRA"), which among other things, authorizes the U.S. Department of Health and Human Services to establish prices for certain single-source drugs and biologics within the Medicare program, commencing in 2026. Furthermore, the IRA contains provisions which impose rebate obligations on manufacturers if price increases outpace inflation. On May 12, 2025, the Executive Order titled "Delivering Most-Favored-Nation Prescription Drug Pricing to American Patients" ("MFN") was signed which aims to reduce drug costs in the U.S. Further, on July 4, 2025, the U.S. enacted the One Big Beautiful Bill Act ("OBBBA") that reduced healthcare funding and eligibility. The full impact of these IRA provisions, the MFN executive order, and OBBBA on our customers in the biopharmaceutical industry remains uncertain, and any resultant pressure on our customers' operating results could lead to a reduction in research and development spend and related outsourcing activities, which could have an adverse impact on our operating results and financial condition.

We cannot predict the impact of any executive orders or regulatory changes that may become effective or enacted by the current administration in the United States.

***Our international operations expose us to risks as a result of changes in global political conditions which could adversely affect our results of operations.***

Political and/or financial instability and armed conflict in various regions of the world, including, but not limited to, Ukraine, Israel and the conflict area in the Middle East, can lead to sanctions, economic uncertainty and currency exchange rate fluctuations and may interrupt our operations in those areas, which may adversely impact our results of operations. While these situations are subject to change, there remains the possibility of additional and harsher sanctions if a conflict intensifies. If that were to happen, our operations in the impacted region may be severely curtailed or eliminated, which could adversely affect our results of operations. In addition, if a current conflict broadens or further escalates, our operations may be severely curtailed, which could adversely affect our results of operations.

***We may lose business as a result of changes in the regulatory environment***.

Various regulatory bodies throughout the world may enact legislation, rules and guidance which could introduce changes to the regulatory environment for drug development and research. The adoption and implementation of such legislation, rules and guidance is difficult to predict and therefore could have a material adverse effect on our business.

***Failure to comply with the regulations and requirements of the U.S. Food and Drug Administration and other regulatory authorities could result in substantial penalties and/or loss of business.***

The U.S. Food and Drug Administration, ("FDA"), and other regulatory and government authorities and agencies inspect and audit us from time to time to ensure that we comply with their regulations and guidelines, including environmental, health and safety matters, and other requirements imposed in connection with the performance of government contracts.  We must comply with the applicable regulatory requirements governing the conduct of clinical trials and contracting with the government in all countries in which we operate.

If we, or vendors we engage, fail to comply with any of these requirements we could suffer some or all of:

- termination of or delay in any research;
- disqualification of data;
- denial of the right to conduct business;
- criminal penalties;
- financial penalties;
- other enforcement actions including debarment from government contracts;
- loss of clients and/or business; and
- litigation from clients and/or patients and/or regulatory authorities and/or other affected third parties, and resulting material penalties, damages and costs.

***We are subject to political, regulatory, operational and legal risks associated with our international operations.***

We believe we are one of a small group of organizations with the capability and expertise to conduct clinical trials on a global basis. We believe that this capability to provide our services globally in most major and developing pharmaceutical markets enhances our ability to compete for new business from large multinational pharmaceutical, biotechnology and medical device companies. We have expanded geographically in the past and intend to continue expanding in regions that have the potential to increase our client base or increase our investigator and patient populations. However, emerging market operations may present several risks, including civil disturbances, health concerns, cultural differences such as employment, regulatory and business practices, compliance with economic sanctions laws and regulations, volatility in gross domestic product, economic and governmental instability, the potential for nationalization of private assets and the imposition of exchange controls. In addition, operating globally means the Company faces the challenges associated with coordinating its services across different countries, time zones and cultures.

Changes in the political and regulatory environment in the markets in which we operate such as price, exchange controls or tariffs could impact our revenue and profitability and could lead to penalties, sanctions and reputational damages if we are not compliant with those regulations. Political uncertainty and a lack of institutional continuity in some of the emerging, developing or other countries in which we operate could affect the orderly operation of markets in these economies. In addition, in countries with a large and complicated structure of government and administration, national, regional, local and other governmental bodies may issue inconsistent decisions and opinions that could increase our cost of regulatory compliance and/or have a material adverse effect on our business. For instance, the U.S. has a complex and evolving framework of tariffs on imports from Canada, Mexico and China. The ongoing conflict in Ukraine has resulted in  economic sanctions and export controls environment applicable to our business operations in the region (including Russia and Belarus) as a result of additional trade compliance measures, including those enacted by the United States, United Kingdom and European Union. These economic sanctions and export controls restrict our ability to do business with sanctioned entities, require additional compliance resources, and could have a material adverse effect on the results of our operations. We continue to monitor developments in other regions, including the Middle East and China, and will assess any impact of trade compliance measures, or other restrictions, on our business.

Uncertainty of the legal environment could also limit our ability to enforce our rights. In certain emerging and developing countries, we enjoy less comprehensive protection for some of our rights, including intellectual property rights, which could undermine our competitive position. Proceedings to enforce our future patent rights, if any, in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

If any of the above risks or similar risks associated with our international operations were to materialize, our results of operations and financial condition could be materially adversely affected.

***We operate in many different jurisdictions and we could be adversely affected by violations of anti-corruption laws, including the United States Foreign Corrupt Practices Act of 1977 ("FCPA"), UK Bribery Act of 2010 ("UK Bribery Act") and similar anti-corruption laws in other jurisdictions as well as laws and regulations relating to trade compliance and economic sanctions.***

The FCPA, UK Bribery Act and similar anti-corruption laws in other jurisdictions prohibit us and our officers, directors, employees and third parties acting on our behalf, including agents, from corruptly offering, promising, authorizing, or providing anything of value to a "foreign official" for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. In addition, the FCPA imposes certain books, records and accounting control obligations on public companies and other issuers. The UK Bribery Act also prohibits "commercial" bribery and accepting bribes.

Our global business operations also must be conducted in compliance with applicable export controls and economic sanctions laws and regulations, including those administered by the U.S. Department of the Treasury's (the "U.S. Treasury") Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, the European Union, His Majesty's Treasury and other relevant trade compliance authorities.

Our internal policies mandate compliance with these anti-corruption and trade compliance laws and regulations. We also operate in many jurisdictions in which bribery or corruption can be common and compliance with anti-bribery laws may conflict with local customs and practices. Despite our training and compliance program safeguards, we cannot assure that our internal control policies, procedures and safeguards will protect us from acts in violation of anti-corruption and trade compliance laws and regulations committed by employees or other third parties associated with us and our continued expansion, including in developing countries, could increase such risk in the future. Violations of anti-corruption, economic sanctions and trade control laws and regulations, or even allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations, cash flows and reputation. For example, violations of anti-corruption and trade compliance laws can result in restatements of, or irregularities in, our financial statements, disgorgement of profits, related stockholder lawsuits as well as severe criminal or civil sanctions. In some cases, companies that violate anti-corruption and trade compliance laws might be debarred by the U.S. government and/or lose their U.S. export privileges. In addition, the U.S. government or other governments may seek to hold us liable based on successor liability for violations of anti-corruption and trade compliance laws committed by companies that we acquire or in which we invest. Changes in anti-corruption and trade compliance laws or enforcement priorities could also result in increased compliance requirements and related costs which could materially adversely affect our business, financial condition, results of operations and cash flows. The increase in economic sanctions and trade controls, particularly relating to our ongoing operations in Russia, Ukraine and Belarus, has increased the amount of resources necessary to ensure compliance in this area.

***Current and proposed laws and regulations regarding the protection of personal data could result in increased risks of liability or increased costs to us or could limit our service offerings.***

ICON has a strong privacy posture, driven by the implementation of a core privacy governance strategy and the adoption of policies and procedures designed to help ensure that ICON, including our employees and contractors, can comply with applicable data protection laws (including, but not limited to, the General Data Protection Regulation ("GDPR") (EU) 2016/679). Notwithstanding these measures, failure to comply with applicable data protection laws may occur and could result in increased risk of liability or increased costs to us or could limit our service offerings.

Administrative fines: The GDPR introduced a regime of administrative fines for data protection infringements and provided for a tiered penalty structure based on the nature of the infringement. The EU supervisory authorities for the GDPR can directly impose fines on organizations found to be in breach of the GDPR. Lower tier administrative fines allow for fines of up to 2% of worldwide turnover of the group in the preceding financial year. Higher tier administrative fines allow for fines of up to 4% of worldwide turnover of the group in the preceding financial year. Higher tier administrative fines are more likely to be levied for major infringements of the GDPR and core data protection principles (e.g. transparency, data retention, accountability).

Penalties: The GDPR also permits Member States to implement rules on other penalties applicable to infringements of the GDPR, in particular, for infringements which are not subject to administrative fines under the GDPR itself. Therefore, Member States may legislate for further fines or penalties that may be criminal in nature.

Any fines levied under the GDPR must be effective, proportionate, and dissuasive. Supervisory authorities have been strengthening enforcement activities across the EU in recent years in respect of breaches of GDPR. The risk of fines and penalties under the GDPR carries increased risk of liability to ICON and can result in increased costs and disruption to the delivery of our services.

Right to compensation of data subjects: In addition to the risk of administrative and criminal penalties, the GDPR also provides that any person who has suffered material or non-material damage as a result of an infringement of the GDPR shall have the right to receive compensation for the damage suffered, from the controller or processor responsible for the infringement. The level of award of damages is set by the competent court in the applicable EU Member State. This carries increased risk of liability for ICON.

Corrective Powers of the supervisory authorities: Each supervisory authority across the Member States of the EU also has corrective powers. Supervisory authorities have the power to order ICON to bring processing operations into compliance with the provisions of the GDPR in a specified manner within a specified time period, or to impose a temporary or definitive limitation including a ban on processing, and to order the suspension of data flows to a recipient in a third country or to an international organization. Supervisory authorities also have powers to conduct audits and investigations of ICON and instruct ICON to take certain actions. The exercise of these powers by supervisory authorities has the potential to increase costs for ICON and cause disruption to the business and delivery of our services.

The foundational principles of the GDPR have helped shape the development of many other privacy laws globally. Internationally, data protection laws continue to be introduced at a rapid rate, with greater protections afforded to personal data than ever before, and greater risk of liability to organizations processing that personal data. As a global organization, ICON must ensure that our privacy posture continues to adapt to these new laws and regulations.

From a U.S. perspective, the confidentiality, collection, use and disclosure of personal data, including clinical trial patient-specific information, is regulated at the federal and state level. The Federal Trade Commission, or FTC, is an independent U.S. law enforcement agency charged with protecting consumers and enhancing competition across broad sectors of the economy. The FTC's authority with respect to data privacy and security comes from Section 5 of the FTC Act. The FTC uses its broad grant of authority to regulate data privacy and security, using including, but not limited to, requiring the implementation of comprehensive privacy and security programs, biennial assessments by independent experts, monetary redress to consumers, and provision of robust notice and choice mechanisms to consumers. Similar laws exist at the state level, which are used by state attorneys general to enforce against privacy and security-related acts or practices deemed to be unfair or deceptive.

Certain U.S. states have adopted a comprehensive consumer privacy law or a consumer health data privacy law that regulates how certain businesses collect, use, and disclose the personal information of consumers residing in the state. In general, these laws provide for certain consumer privacy rights and impose transparency standards for business data collection and processing practices. These laws have broad exemptions for personal information that constitutes protected health information under the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and de-identified health data as defined under HIPAA. As a result, we do not expect to have compliance obligations under these laws with respect to most patient information we collect and process. However, we are required to comply with these consumer privacy laws insofar as we collect other categories of consumers' personal information, which could include, for example, information about website visitors. These state consumer privacy laws are generally enforced by the respective state Attorney General. California's law also includes a private right of action for certain data breaches. Other states are currently considering similar consumer privacy laws, which could impact our operations if enacted.

The U.S. federal administrative simplification regulations under HIPAA require individuals' written authorization, in addition to any required informed consent, before protected health information may be used for research (unless an institutional review board has waived the authorization requirement or another exception applies).

We are directly regulated by HIPAA as a "business associate" because we obtain individually identifiable health information from "covered entity" third parties that are subject to such regulations. We can be directly liable to the covered entity contractually for mishandling protected health information and, under HIPAA's enforcement scheme, we can be subject to up to approximately $2.1 million per year in civil money penalties for multiple violations of the same HIPAA requirement in 2025. The per violation penalties and calendar year cap on penalties are adjusted annually for inflation under the Federal Civil Penalties Inflation Adjustment Act.

Additional legislation or regulation of this type might, among other things, require us to implement new security measures and processes which may require substantial expenditures or limit our ability to offer some of our services. Additionally, if we violate applicable laws, regulations or duties relating to the use, processing or security of personal data, we could be subject to civil liability or criminal prosecution, be forced to alter our business practices or suffer reputational harm.

***Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.***

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with governmental regulations, comply with federal and state healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical studies or data or documentation fraud or manipulation, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent misconduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

***The failure to comply with our government contracts or applicable laws and regulations could result in, among other things, fines or other liabilities, and changes in government procurement regulations could adversely impact our business, results of operations or cash flows.***

Revenues from our government customers are derived from sales to federal, state and local governmental departments and agencies through various contracts. Sales to public segment customers are highly regulated. Noncompliance with contract provisions, government procurement regulations or other applicable laws or regulations (including but not limited to the False Claims Act) could result in civil, criminal and administrative liability, including substantial monetary fines or damages, termination of government contracts or other public segment customer contracts, and suspension, debarment or ineligibility from doing business with the government and other customers in the public segment. In addition, contracts in the public segment are generally terminable at any time for convenience of the contracting agency or upon default. The effect of any of these possible actions by any governmental department or agency could adversely affect our business, results of operations or cash flows. In addition, the adoption of new or modified procurement regulations and other requirements may increase our compliance costs and reduce our gross margins, which could have a negative effect on our business, results of operations or cash flows.

***Liability claims brought against us could result in payment of substantial damages, costs and liabilities and decrease our profitability.***

We may face legal claims involving stockholders, consumers, clinical trial subjects, competitors, regulators and other parties. See *'Legal Proceedings'* in Part I, Item 8 of this Form 20-F. Litigation and other legal proceedings are inherently uncertain, and adverse rulings could occur, including monetary damages, or an injunction stopping us from engaging in business practices, or requiring other remedies, including, but not limited to, compulsory licensing of patents.

*Customer Claims*

If we breach the terms of an agreement with a customer (for example if we fail to comply with the agreement, all applicable regulations or Good Clinical Practice) this could result in claims against us for substantial damages which could have a material adverse effect on our business. As we provide staff to deliver our services, there is a risk that our management, quality and control structures fail to quickly detect a failure by one or more employees or contractors to comply with all applicable regulations and Good Clinical Practice and our internal requirements and standard operating procedures thereby exposing us to the risk of claims by customers.

*Claims relating to Investigators*

We contract with physicians who serve as investigators in conducting clinical trials to test new drugs on their patients. These patients will generally have underlying health conditions and this testing creates the risk of liability for personal injury to the patient or the risk of a serious adverse event occurring. Although investigators are generally required by law to maintain their own liability insurance, we could be named in lawsuits and incur expenses arising from any professional malpractice or other actions brought against the investigators with whom we contract.

*Indemnification from Customers*

Indemnifications provided by our customers against the risk of liability for personal injury to or death of the patients arising from a study drug vary from customer to customer and from trial to trial and may not be sufficient in scope or amount, or our customer may not have the financial ability to fulfill their indemnification obligations. Furthermore, we would be liable for our own negligence and negligence of our employees which could lead to litigation from customers or action or enforcement by regulatory authorities.

*Insurance*

We maintain what we believe is an appropriate level of worldwide Professional Liability/Error and Omissions Insurance. In the future we may be unable to maintain or continue our current insurance coverage on the same or similar terms. If we are liable for a claim or settlement that is beyond the level of insurance coverage, we may be responsible for paying all or part of any award or settlement amount. Also, the insurance policies contain exclusions which mean that the policy will not respond or provide cover in certain circumstances.

*Claims to Date*

To date, we have not been subject to any liability claims that are expected to have a material effect on our business; however, there can be no assurance that we will not become subject to such claims in the future or that such claims will not have a material effect on our business.

*Sustainability matters may impact our business and reputation.*

Sustainability matters continue to attract significant attention from stakeholders, including customers, investors, regulators, and ratings agencies. Companies are increasingly assessed on their sustainability performance and long-term practices. Customers may also impose specific sustainability-related requirements, and failure to meet these expectations could adversely affect our ability to win or retain business.

Regulatory focus on sustainability matters is also increasing globally. This has resulted in the adoption of legal and regulatory requirements designed to mitigate the effects of climate change on the environment, as well as legal and regulatory requirements requiring climate, human rights and supply chain-related disclosures. If new laws or regulations are more stringent than current legal or regulatory requirements, we may experience increased compliance burdens and costs to meet such obligations.

Our selection of voluntary disclosure frameworks and standards, and the interpretation or application of those frameworks and standards, may change from time to time or may not meet the expectations of investors or other stakeholders. Our ability to achieve our sustainability expectations and commitments is subject to numerous risks, many of which are outside of our control.

## Risk Related to Our Common Stock

*Volatility in the market price of our common stock could lead to losses by investors.*

The market price of our common stock has experienced volatility in the past and may experience volatility in the future which could lead to losses for investors. Factors impacting volatility in the market price of our common stock include, among others:

- general market and economic conditions;
- public perception of biotechnology and pharmaceutical companies;
- our results of operations;
- issuance of new or changed securities analysts' reports or recommendations;
- developments impacting the industry or our competitors;
- declines in the market prices of stocks generally;
- strategic actions by us or our competitors;
- announcements by us or our competitors of significant contracts, new products, acquisitions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;
- the public's reaction to press releases, other public announcements by us or third parties, including our filings with the SEC;
- guidance, if any, that we provide to the public, any changes in this guidance or failure to meet this guidance;
- changes in the credit rating of our debt;
- sale, or anticipated sale, of large blocks of our stock;
- additions or departures of key personnel;
- regulatory or political developments;
- our performance on sustainability matters;
- litigation and governmental investigations;
- changing economic conditions;
- exchange rate fluctuations;
- changes in accounting principles; and
- other events or factors, including those resulting from natural disasters, war, acts of terrorism or responses to those events.

In addition, stock markets have from time to time experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. Future fluctuations in stock markets may lead to volatility in the market price of our common stock which could lead to losses by investors.

*An investor's return may be reduced if we lose our foreign private issuer status.*

We are a "foreign private issuer," as such term is defined in Rule 405 under the U.S. Securities Act 1933, and, therefore, we are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC. In addition, the proxy rules and Section 16 short-swing profit recapture rules are not applicable to us. Recently, the United States passed new legislation that imposes Section 16 reporting obligations on our directors and officers. More regulatory changes could follow. If we lose our status as a foreign private issuer by our election or otherwise and we become subject to the full reporting regime of the United States securities laws, we will be subject to additional reporting obligations and proxy solicitation obligations under the Exchange Act and our officers, directors and 10% shareholders would become subject to the short-swing profit rules. The imposition of these reporting rules would increase our costs and the obligations of those affected by the short-swing rules.

***We do not expect to pay any cash dividends for the foreseeable future.***

We currently do not expect to declare dividends on our common stock and have not done so in the past. We continue to anticipate that our earnings will be used to provide working capital, to support operations, to make debt repayments and to finance the growth and development of our business. They may also be used to continue our share repurchase program. Any determination to declare or pay dividends in the future will be at the discretion of our board of directors, subject to relevant laws and dependent on a number of factors, including our earnings, capital requirements and overall financial condition. Therefore, the only opportunity for stockholders to achieve a return on their investment may be if the market price of our common stock appreciates and shares are sold at a profit. The market price for our common stock may not appreciate and may fall below the price stockholders paid for such common stock.

***A future transfer of ICON ordinary shares, other than one effected by means of the transfer of book entry interests in the Depositary Trust Company ("DTC"), may be subject to Irish stamp duty.***

Transfers of ICON ordinary shares effected by means of the transfer of book entry interests in the DTC should not be subject to Irish stamp duty where ICON ordinary shares are traded through DTC, either directly or through brokers that hold such shares on behalf of customers through DTC. However, if ICON ordinary shares are held as of record rather than beneficially through DTC, any transfer of ICON ordinary shares could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the shares acquired). Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for Irish stamp duty to arise could adversely affect the price of ICON ordinary shares.

**Item 4.** *Information on the Company.*

    **A.**    **History and development**

ICON public limited company ("ICON plc") is a contract research organization ("CRO"), founded in Dublin, Ireland in 1990. For over thirty years we have grown significantly to become a global provider of outsourced development and services to pharmaceutical, biotechnology, medical device and government and public health organizations. Our mission is to improve the lives of patients by accelerating the development of our customers' drugs and devices through innovative solutions.

We are a public limited company in Ireland and operate under the Irish Companies Acts. Our principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is +353 1 2912000. Our website is www.iconplc.com. Additionally, the SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The information contained on any website referenced herein is not incorporated by reference.

Our service offering includes clinical development, functional outsourcing and laboratory services. Our clinical development services include all phases of development (Phases I-IV), peri and post approval, data solutions and site and patient access services. Our laboratory services include a range of high value testing services, including bio-analytical, biomarker, vaccine, good manufacturing practice ("GMP") and central laboratory services. We also offer full-service and functional service partnerships to our customers.

Since ICON was founded, the Company has expanded through organic growth, together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process and to broaden the service portfolio and add scale to existing services. Recent investments, which continue to strengthen our service offerings to meet the needs of our customers include:

On August 19, 2024, the Company acquired the KCR S.A Group ("KCR"), a CRO offering full service and functional services provision ('FSP') clinical trial services. On January 9, 2024, the Company acquired HumanFirst, Inc. ("HumanFirst"), a life sciences technology company.

On October 2, 2023, the Company acquired 100% of the equity of BioTel Research, LLC which comprised the business formerly known as Philips Pharma Solutions, a leading provider of medical imaging and cardiac safety monitoring services. On April 20, 2023, the Company completed the purchase of the majority investor's 51% voting share capital of Oncacare Limited (such that Oncacare and its subsidiaries became wholly-owned subsidiaries of the ICON Group), a global network of oncology research sites that provide a unique patient recruitment and delivery solution for the clinical research industry.

With approximately 40,100 employees across the globe, ICON has established relationships with a majority of the world's top pharmaceutical and biotech companies. We believe the Company has the expertise, technology, and data assets to lead the industry into a new paradigm for bringing clinical research to more patients and enabling expanded capabilities for customers.

# ICON's track record



**Revenue $bn**

| Year | Revenue |
|------|---------|
| 2001 | 0.1 |
| 2002 | 0.2 |
| 2003 | 0.2 |
| 2004 | 0.3 |
| 2005 | 0.3 |
| 2006 | 0.5 |
| 2007 | 0.6 |
| 2008 | 0.9 |
| 2009 | 0.9 |
| 2010 | 0.9 |
| 2011 | 0.9 |
| 2012 | 1.1 |
| 2013 | 1.3 |
| 2014 | 1.5 |
| 2015 | 1.6 |
| 2016 | 1.7 |
| 2017 | 1.8 |
| 2018 | 2.6 |
| 2019 | 2.8 |
| 2020 | 2.8 |
| 2021 | 5.5 |
| 2022 | 7.7 |
| 2023 | 8.1 * |
| 2024 | 8.2 * |
| 2025 | 8.3 |

Acquisitions by year: BPA, Managed Clinical Solutions (2002); Globomax, Medeval Group (2003); Beacon Bioscience (2004); Ovation (2006); DOCS International (2007); Healthcare Discoveries, Prevalere Life Sciences (2008); Veeda Laboratories (2009); Timaq Medical Imaging (2010); Oxford Outcomes, Firecrest (2011); BeijingWits, Price Spective (2012); CliniForce & Assent Consulting, Akos (2013); Aptive Solutions (2014); PMG Research, MediMedia Pharma (2015); ClinicalRM (2016); Mapi (2017); Symphony Clinical Research, MedNova, Molecular MD (2019); Medpass (2020); PRA Health Sciences (2021); Philips Pharma Solutions (2023); Human First, KCR (2024)

**A contract research organization built on a long-track record of growth and execution**

Legend: Early Clinical & Bioanalytical Solutions · Clinical Development · Laboratory & Imaging Solutions · Commercialisation & Outcomes · Site & Patient Solutions · Bioanalytical & Immunoassay Laboratory

Note: 2021+ figures reflect acquisition of PRA Health Sciences from July 1, 2021; 2025 guidance is $8.05B to $8.1B

*Revenue figures for 2023 and 2024 have been adjusted for the Restatement.*

*Changes in Board of Directors composition & Executive Leadership*

On September 4, 2025, the Company announced that Chief Executive Officer ("CEO"), Dr. Steve Cutler, would retire from his role as CEO effective October 1, 2025 and Mr. Barry Balfe, ICON's Chief Operating Officer ("COO"), would succeed Dr. Cutler on that date. Mr. Balfe was also appointed to the Board of Directors effective September 3, 2025. Dr. Cutler resigned from the Board effective May 21, 2026.

On May 27, 2026 the Company announced, that Mr. Kevin Egan and Mr. Jeff Elliott will join the Board of Directors with effect from June 1, 2026.

*Share repurchase program*

On February 18, 2025, the Company's Board of Directors authorized an additional share repurchase program under which the Company may repurchase up to $750.0 million of the outstanding ordinary shares of the Company by way of redemption. On July 22, 2025, the Company's Board of Directors authorized a further additional repurchase program under which the Company could repurchase up to $500.0 million of the outstanding ordinary shares of the Company by way of redemption.

During the year ended December 31, 2025, 4,504,330 ordinary shares were redeemed by the Company at an average price of $166.51 per share for a total consideration of $750.0 million. As of December 31, 2025, the Company has remaining authorization (which includes unutilized amounts from previous authorizations) to repurchase up to $750.0 million of ordinary shares under the repurchase program.

*The New Notes*

On May 8, 2024, ICON Investments Six Designated Activity Company (the "Issuer"), a wholly-owned subsidiary of ICON plc, issued $2 billion senior secured notes (the "New Notes"). The New Notes were issued in aggregate principal amounts of: $750.0 million 5.809% Senior Secured Notes due 2027 (the "2027 Notes"), $750 million 5.849% Senior Secured Notes due 2029 (the "2029 Notes") and $500.0 million 6.000% Senior Secured Notes due 2034 (the "2034 Notes"). The proceeds from the issuance were used to repay a portion of the senior secured term loan outstanding under the Senior Secured Credit Facilities and to pay fees, costs and expenses related to the offering. On July 10, 2024, the New Notes were admitted to the Official List (the "Official List") of The International Stock Exchange (the "Exchange").

*The Senior Secured Credit Facility*

On July 1, 2021, the Company completed the acquisition of PRA by means of a merger whereby Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of ICON, merged with and into PRA Health Sciences, Inc., the parent of PRA Health Sciences (the "Acquisition" and the "Merger"). Upon completion of the Acquisition, PRA became a wholly owned subsidiary within the ICON Group. In conjunction with the completion of the Merger, on July 1, 2021, ICON entered into a credit agreement (the "Credit Agreement") providing for a senior secured term loan facility of $5,515.0 million and a senior secured revolving loan facility in an initial aggregate principal amount of $300 million (the "Senior Secured Credit Facilities"). The proceeds of the senior secured term loan facility were used to repay the outstanding amount of (i) PRA's existing credit facilities and (ii) the Company's private placement notes outstanding and fund, in part, the Merger. The Senior Secured Credit Facilities will mature in July 1, 2028 (The senior secured revolving loan facility's original maturity was July 1, 2026; this was extended to July 1, 2028 as of November 26, 2025). As of December 31, 2025, $4,598.3 million of the senior secured term loan facility has been repaid through cash flow ($2,611.5 million) and refinancing ($1,986.8 million - refer to the New Notes above) in the period since the completion of the Merger. At December 31, 2025, $916.7 million was outstanding under the senior secured term loan facility (December 31, 2024: $946.5 million). At December 31, 2025, $nil (December 31, 2024: $nil) was outstanding under the revolving loan facility while there was also $nil (December 31, 2024: $nil) in letters of credit given to landlords to guarantee lease arrangements under the senior secured revolving loan facility.

*Repricing and extension – senior secured revolving credit facility*

On November 26, 2025, the parties to the Credit Agreement entered into a Fourth Amendment (the "Fourth Amendment") to reprice and extend the senior secured revolving credit facility.

As a result of the Fourth Amendment, the maturity was extended from a five-year term to a seven-year term ending July 1, 2028. Reflecting the Fourth Amendment, the interest rate margin applicable to borrowings under the revolving loan facility will be, at the option of the borrower, either (i) the applicable base rate plus an applicable margin of 0.35% or 0.00%, based on the Company's current corporate family rating assigned by S&P of BB (or lower) or BB+ (or higher), respectively, or (ii) Term SOFR plus an applicable margin of 1.35%, 1.00%, 0.75%, 0.55%, or 0.40% based on the Company's current corporate family rating assigned by S&P of BB (or lower), BB+, BBB-, BBB or BBB+ (or higher), respectively. In addition, lenders under the revolving loan facility are entitled to commitment fees as a percentage of the applicable margin at the time of drawing and utilization fees dependent on the proportion of the facility drawn.

*Repricing - senior secured term loan facility*

On March 14, 2024, the parties to the credit agreement entered into a Third Amendment (the "Third Amendment") in connection with the repricing of the senior secured term loan facility and the senior secured revolving credit facility. The Third Amendment in relation to the senior secured revolving credit facility was further amended by the Fourth Amendment as referred to above.

With respect to the senior secured term loan facility, the repricing culminated in a margin reduction of 25 basis points, from 2.25% (based on the then-current first lien net leverage ratio) to 2.0%; and the elimination of the credit adjustment spread. The combination of the above resulted in an overall reduction of 51 basis points on the senior secured term loan facility (assuming quarterly refixing)

*Senior Secured Credit Facilities repayment*

During the year ended December 31, 2025, the Company made mandatory principal repayments of $29.8 million (December 31, 2024: mandatory and voluntary principal repayments of $2,304.8 million) of the senior secured term loan facility. There have been no voluntary repayments made during the year ended December 31, 2025. For the year ended December 31, 2024, voluntary repayments resulted in an accelerated charge associated with previously capitalized fees of $16.9 million.

In addition, during the year ended December 31, 2025, the Company drew $50.0 million (December 31, 2024: $318.0 million) of the senior secured revolving loan facility and repaid $50.0 million (December 31, 2024: $373.0 million). At December 31, 2025, $nil was drawn under the senior secured revolving loan facility (December 31, 2024: $nil). Refer to note 13. B*ank credit lines, loan facilities and notes* in Item 18. Financial Statements included in this Form 20-F for further details on the Company's Senior Secured Credit Facilities.

*Bridge Secured Credit Facility*

On April 27, 2026, ICON Global Treasury Unlimited Company (the "Bridge Facility Borrower") entered into a bridge facility credit agreement for an aggregate principal amount of $500 million (the "Bridge Secured Credit Facility"). The proceeds of the Bridge Secured Credit Facility may be used to discharge and repay in full $500 million aggregate principal amount of 2.875% Senior Secured Notes (the "2026 Notes") issued by a subsidiary of the Group in July 2021. The Bridge Secured Credit Facility will mature on April 26, 2027.

The Borrowings under the Bridge Secured Credit Facility do not amortize and are due at final maturity. The interest rate margin applicable to borrowings under the Bridge Secured Credit Facility is USD Term SOFR plus a fixed calendared applicable margin ranging from 1.00% to 2.25%. At April 30, 2026, the applicable margin was 1.00%.

The Bridge Facility Borrower's obligations under the Bridge Secured Credit Facility are guaranteed by ICON and the subsidiary guarantors party thereto. The Bridge Secured Credit Facility is secured by a lien on substantially all of the assets (subject to certain exceptions) of ICON, the Bridge Facility Borrower and each of the subsidiary guarantors, and the Bridge Secured Credit Facility will have a first-priority lien on such assets which will rank pari passu with the lien securing ICON's other first lien secured indebtedness and is subject to other permitted liens. The Company is permitted to make voluntary prepayments under the Bridge Secured Credit Facility without premium or penalty (subject to customary break funding payments).

The Bridge Secured Credit Facility contains customary negative covenants, including, but not limited to, restrictions on the ability of ICON and its subsidiaries to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, pay dividends or make other restricted payments, sell or otherwise transfer assets or enter into transactions with affiliates.

The Bridge Secured Credit Facility provides that, upon the occurrence of certain events of default, the obligations under the credit agreement may be accelerated. Such events of default will include payment defaults to the lenders thereunder, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy proceedings, material money judgments, material pension-plan events, change of control and other customary events of default.

*Disposal of Symphony Health Solutions Corporation*

On May 8, 2026, ICON completed the disposition of Symphony Health Solutions Corporation ("Symphony") pursuant to a merger agreement, by and among HealthVerity, Inc. ("HealthVerity"), Symphony, Pharmaceutical Research Associates, Inc. and HealthVerity Merger Sub, Inc. ("HV Merger Sub"), a wholly owned subsidiary of HealthVerity. Pursuant to the merger agreement, HV Merger Sub merged with and into Symphony, with Symphony surviving the merger as a wholly owned subsidiary of HealthVerity. The consideration payable by HealthVerity in connection with the merger consisted of shares of stock in HealthVerity, subject to customary adjustments as set forth in the merger agreement. In connection with the merger, ICON also purchased additional shares of stock in HealthVerity for an aggregate purchase price of $37.5 million. As a result, ICON holds a minority equity interest in HealthVerity. As of May 8, 2026, the Company's investment in HealthVerity has been recorded at a carrying value of $nil.

*Waivers to the debt agreements*

*On April 27, 2026, the parties (senior secured revolving loan facility parties only) to the Credit Agreement entered into a Consent to Credit Agreement pursuant to which the lenders agreed to provide a limited and temporary waiver of the requirement to deliver certain financial statements under the senior secured revolving credit facility. The waiver applied solely for the specified consent period ending May 31, 2026.*

*On May 18, 2026, the Company launched a consent and waiver to the Credit Agreement in order to request that the requisite lenders thereunder agree to (i) waive the technical default caused by the Company's late delivery of annual financial statements for the fiscal year ending December 31, 2025, (ii) provide an extension of the delivery of the Company's annual financial statements for the fiscal year ending December 31, 2025 to July 16, 2026 and (iii) provide an extension of the delivery of the Company's quarterly financial statements for the fiscal quarter ending March 31, 2026 to July 31, 2026. Consent to the waiver was received on May 22, 2026.*

*Foreign exchange*

The Company prepares its financial statements in United States dollars while the local results of a certain number of our subsidiaries are prepared in currencies other than United States dollars, including, amongst others, the pound sterling and the euro. In addition, the Company's contracts with clients are sometimes denominated in currencies other than the United States dollar. Finally, the Company is exposed to a wider variety of currencies in the expenses line due to most expenses being incurred in the local currencies of where our global operations are based. Accordingly, changes in exchange rates between the United States dollar and those other currencies could have a material adverse effect on the Company's financial results. In the year ended December 31, 2025, the Company recorded foreign currency losses of $39.3 million in the Consolidated Statements of Operations.

## B. Business Overview

ICON is a global provider of outsourced development and commercialization services to pharmaceutical, biotechnology, medical device, and government and public health organizations.

We offer a full range of clinical, consulting and commercial services that range from clinical development strategy, planning and trial design, to full study execution, and post-market commercialization.

ICON provides its services across a range of clinical outsourcing operating models including strategic partnerships, preferred provider, full-service delivery to functional service provision and stand-alone services.

We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process, from compound selection to Phase I-IV clinical studies. We earn revenue by providing a number of different services to our customers. These services are integral components of the clinical development process and include clinical trial management, consulting, contract staffing, data solutions and laboratory services.





Operations
Models
Full service solutions
Functional solutions
Blended solutions
Decentralised clinical trials
Standalone solutions
Sectors
Pharma
Biotech
Government & Public Health
Medical Device & Diagnostics
Molecule & Product development
Therapeutic areas
Services
Consulting & Advisory Services
Global Clinical & Scientific Solutions
Strategic Solutions
Early Clinical & Bioanalytical Solutions
Laboratory, Imaging & Cardiac Safety Solutions
Commercialisation & Outcomes

Our vision is to be the partner of choice by delivering industry leading solutions and best in class performance in clinical development. We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in the major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated full-service solution. In order to achieve this vision, we continue to invest in technology and data analytics capabilities.

ICON maintains a sustained focus on research and development. We continue to enhance our portfolio of data solutions and decentralized clinical trial technology through the development of industry-leading technologies and processes to support our clients. ICON is leading the industry transformation through four key levers: transforming clinical trials, site and patient centricity, applied innovation, and seamless, integrated service delivery.

At December 31, 2025, we employed approximately 40,100 employees in 97 locations in 55 countries. During the year ended December 31, 2025, we derived 30.6%, 57.9% and 11.5% of our revenue in the United States, Europe and Rest of World, respectively.

**The ICON strategy**

We have achieved strong growth since our foundation in 1990, as a global provider of outsourced development and commercialization services to pharmaceutical, biotechnology, medical device and government and public health organizations. We focus our innovation on those factors that are critical to our clients - reducing time to market, reducing cost and increasing quality. Our global team has extensive experience in a broad range of therapeutic areas. ICON has been recognized as one of the world's leading Contract Research Organizations ("CROs") through a number of high-profile industry awards (see www.iconplc.com/awards).

As our market has evolved, biopharmaceutical companies are tackling productivity challenges, budget constraints and greater demands to demonstrate product value; all of which are placing increased pressure on their revenues and levels of profitability. However, these trends have generally been positive for CROs, as increased outsourcing has been adopted by these companies as they seek to create greater efficiencies in their development processes, convert previously fixed costs to variable, and accelerate time to market for new treatments. We believe innovation in the biopharma sector has been fueled by recent advances in technology, improving scientific profiles of drug targets, and increasing the pipeline of quality assets that can be investigated for further development. This provides biopharma companies an opportunity to strengthen their development pipeline with promising drug candidates, particularly those that are facing challenging patent expiries to their current marketed products.

We believe regulatory and reimbursement pressures will continue to necessitate expansion of late stage (post marketing) research, as increasing requirements to demonstrate the economic value of new treatments are expected. As a result, we believe outcomes and comparative effectiveness research will most likely be required in order to secure on-going product reimbursement. Furthermore, we believe advances in molecular biology and genetics will drive further growth in innovation in the long term, which in turn should create further growth opportunities for both biopharma companies and their outsourced development partners.

We expect that continued outsourcing will be a core strategy of clients in the near and mid-term as they seek to optimize their development operations and adopt models that allow for increased efficiencies. Larger clients were the first to form strategic partnerships with global CROs in an effort to reduce the number of outsource partners with whom they engage and to reduce inefficiencies in their current clinical development models. More recently, we have seen the increasing adoption of this reduced partner model with mid-tier pharmaceutical and biotechnology firms as they also recognize the value of strategic engagement with their development partners. As outsourcing penetration increases, we believe clients may seek a greater level of integration of service offerings from CROs, although some will continue to purchase services on a stand-alone basis. Creating greater connectivity and "seamlessness" between our services and the sharing of real-time clinical, operational and "real world" data with clients will therefore become increasingly important for CROs. ICON will seek to benefit from this increased outsourcing by clients to grow our business by increasing market share with our existing client base and adding new clients within the Phase I-IV outsourced development services market; the aim being to ensure we will be considered for all major Phase I-IV projects.

Delivery of our mission and strategy is focused on our four strategic pillars, being (i) Patient Access & Engagement (ii) Career Development & Employer of Choice (iii) Enduring Customer Partnerships and (iv) Applied Innovation.


Our Purpose
Mission: To improve the lives of patients by accelerating the development of our customers' drugs and devices through innovative solutions.
Vision: To be the partner of choice by delivering industry leading solutions and best in class performance.
Our Strategic Focus
Patient Access & Engagement
Career Development & Employer of Choice
Enduring Customer Partnerships
Applied Innovation
Our Foundations
Operational Excellence, Quality & Delivery
Own it at ICON: Collaboration, Agility, Integrity and Inclusion

*Patient Access & Engagement*

ICON has a focused patient, site and data strategy, which is helping us to improve site identification, study placement and patient recruitment and retention.

Accellacare is ICON's global clinical research network offering customers a wide range of stand-alone and integrated solutions at site or in patients' homes as part of decentralized trials. Our patient centric approach accelerates study start-up and increases patient recruitment and retention for the pharmaceutical, biotechnology and medical device industries.

Accellacare In-Home Services takes study visits directly to patients where they live, work, study or play in all phases and therapeutic areas of clinical trials. By bringing trial visits directly to patients, we ease the burden of participating in clinical research to increase patient recruitment and retention. Accellacare In-Home Services has experience in more than 500 clinical trials, tailoring our services to fit each study's specific requirements across more than 55 countries. This cohesive approach is leading to higher patient recruitment and retention rates. Accellacare is also achieving faster study start-up for its customers through efficiencies gained in central process management including budget and contracting, which can otherwise be a source of delay. This combined with a finely tuned feasibility approach allows the network to identify and recruit more patients to studies, in a wide range of therapeutic areas, in a shorter time frame. Accellacare is an important part of the integrated patient, site and data strategy, helping us to improve patient recruitment and retention. Through Accellacare, we are committed to delivering on the promise of patient centricity in clinical research whilst also providing investigators with innovative treatments for their patients with a quality-focused clinical research infrastructure supported by experienced professionals globally.

Accellacare Site Resourcing supports sites to address resource constraints and/or barriers to participation due to a lack of resources. This includes supporting sites with patient recruitment, for example conducting database searches, liaising with referral departments and following up with patients referred from digital patient recruitment campaigns. Accellacare Site Resourcing can also support sites with resources throughout the clinical trial conduct for example, administration support, Electronic Case Report Form ("eCRF") data entry and query resolution and database lock preparation. The Accellacare Site Resourcing team provides a range of resources from Clinical Research Coordinators, Clinical Research Nurses, Clinical Trial Educators and other specialized resources for example, dieticians required for obesity studies. Accellacare Site Resourcing can deploy resources to site in approximately 20 countries. Through Accellacare Site Resourcing we are committed to delivering highly qualified staff to investigator sites and enable site success in clinical trial participation, delivery and performance.

The Accellacare Site Network encompasses 21 owned/embedded sites across the US, UK and Spain as well as a number of collaboration agreements with other sites. Accellacare offers a quality focused clinical research infrastructure delivering value and benefits to sponsors. Accellacare supports customers with faster start-up and the time from site selection to site initiation visit when compared to other sites. Furthermore, Accellacare achieves on average more patients per site when compared to other sites.

In 2025, Accellacare Site Network further expanded its site partnerships and focused on enhancing capabilities within its U.S. and UK locations with a continued focus on central nervous system ("CNS") capabilities and oncology. This included onboarding 27 new investigators across therapeutic areas and a specific increase in oncologists at our Chicago location, providing access to 12 investigators focused on oncology.

The Elite Sites, ICON's dedicated program for top-tier site networks, was designed to offer an infrastructure for those networks who have set themselves apart. These networks have been selected for their high-performance quality, consistency with faster start-up, and ability to meet or exceed recruitment commitments. With the use of ICON's Elite Site program, the aim is for clients to increase reliability with delivery, reduce site or country footprint, shorten overall study timelines and ultimately get drugs to market faster. ICON Elite Sites have been selected to align with a few key therapeutic areas – oncology, neurosciences, and gastrointestinal / non-alcoholic steatohepatitis (NASH) in which these networks have shown the ability to be true differentiators for our clients and study teams. The ICON Elite Sites program has a global reach, including 5 networks presently, and will continue to expand to best support our clients.

Finding and engaging suitable patients to conduct clinical trials is one of the biggest issues facing the drug development industry today. The performance of investigative sites that do take part in research is uneven, hard to predict and many trials do not meet the initial recruitment goals. The current market challenge in patient enrollment creates an opportunity for ICON to differentiate its service offering and we are working to reduce patient recruitment times through enhanced site and investigator selection based on key performance metrics and through use of our proprietary FIRECREST technology which is used to train and support sites during the development process.

ICON's site networks enhance our ability to enroll patients onto the clinical studies we perform. We have also developed strategic alliances with investigator site groups and healthcare systems in all major global research markets. In partnership with others, we are pioneering patient recruitment solutions that leverage cognitive computing to transform clinical trial matching and allow a data-driven approach to deliver the right patients for trials. One Search is our intuitive, integrated workflow and interrogation tool that enables access to multiple data sources and provides the visualization and tools necessary for optimum site identification based on ICON and industry data of capability, experience and performance. Scoring on enrollment performance, speed of start-up and quality supports better site selection.

*Career development and employer of choice*

ICON is an award-winning workplace that enables our employees to make a difference to patients' lives by being part of a world-class clinical research organization that helps deliver new medicines & medical devices that are benefiting patients worldwide.

Our global team of 40,100 employees is united in purpose, working together in an inclusive environment to help solve some of the world's most complex healthcare challenges. We value integrity, inclusion, collaboration and agility, which together form our 'Own it' culture that fosters innovative ideas and a vibrant workplace.

Our success depends on the knowledge, skills and caliber of our people. That's why we are committed to developing a continuous learning culture – one where we challenge employees with engaging work and where every experience adds to their professional development.

Through our industry leading learning management system, internally developed professional development programs and partnerships with leading academic institutions, employees are encouraged to broaden their scientific, technical and business knowledge.

With a strong emphasis on personal and professional development, ICON equips employees with the skills, knowledge and expertise to navigate and succeed in a dynamic work environment. Employees have access to tools that will help them develop the skills to support their career aspirations. At ICON, we provide growth opportunities for every stage of an employee's career, empowering them to progress and reach new heights.

From training and development programs to mentorship and coaching, we're committed to helping our employees reach their full potential.

Our Total Reward philosophy is designed to attract, retain, and motivate top talent by offering a holistic and competitive package that reflects our commitment to fairness, equity, and employee wellbeing.

We regularly benchmark our rewards to ensure our compensation and benefits remain competitive in the market. Our goal is to recognize and differentiate based on performance while maintaining a strong value proposition for our employees.

We are committed to pay practices that are transparent, consistent, and free from bias. Our commitment to achieving and maintaining fair pay is central to making ICON a truly inclusive workplace. Our approach ensures that employees are rewarded fairly for their skills, experience, and performance.

We prioritize the well-being of our employees. Across the world, our programs include comprehensive health benefits, wellness initiatives, and resources that support work-life balance and resilience.

Through this philosophy, we aim to create an environment where employees feel valued, supported, and empowered to thrive both professionally and personally.

*Enduring customer partnerships*

We continue to focus on expanding and deepening our partnerships with existing customers, while also developing new customer relationships.

Strategic client relationships will increasingly manifest themselves in many different forms. Many of these relationships will require innovative forms of collaboration across ICON service areas and departments and will therefore require increased flexibility to offer services on both a standalone functional basis and as part of a fully integrated service solution. To support this objective, we continue to evolve our collaboration and delivery models, invest in technology that will enable closer data integration across our service areas and enhance our project and program management capabilities.

To meet the evolving needs of both our existing and new clients we continue to enhance our capabilities through both organic service development and targeted acquisitions. In addition, we continue to enhance our scientific and therapeutic expertise to support our customers in specific areas including oncology, orphan and rare diseases, CNS, dermatology, infectious disease and women's health.

ICON has extensive experience in vaccine clinical development for commercial businesses, governments and NGOs. This experience enabled us to play a significant role in the search for vaccines and treatments for COVID-19.

We continue to target growth in under-penetrated CRO market segments. Penetration within medical device companies has lagged that of bio-pharma firms but is beginning to accelerate. EU regulatory reform enacted in 2017 is a further catalyst to growth in this segment as it included stricter requirements to perform clinical evaluations and post-sale surveillance. In early 2020, ICON acquired MedPass which has further enhanced our value offering in this area.

We also invested significantly in our site and patient network (Accellacare), and consider our expertise and offering in this area as one of our strategic pillars.

*Applied innovation*

At ICON plc, innovation is focused on the factors that are critical to our clients and patients. We develop and integrate technologies that significantly enhance the efficiency and productivity of drug and device development programs, providing transparency across all areas of a study and improving the predictability of outcomes. Our approach combines best-in-class third-party platforms with a suite of differentiated proprietary solutions. Together, these enable smarter trial design and execution, faster and more reliable patient recruitment, and more patient-centric data collection and analysis, including the capture of digital health data directly from patients' devices.

*Operational excellence, quality and delivery*

Quality is the foundation of our success. The quality of our work is vital to our mission of bringing better medications to patients around the world. We are committed to maintaining, supporting, checking and improving our quality systems to meet or exceed the quality standards demanded by our clients, patients and regulatory authorities. We focus our innovation on the factors that are critical to our clients – reducing time to market, reducing cost and increasing quality – and our global team of experts has extensive experience in a broad range of therapeutic areas.

Quality project execution underpins all that we do and we have an ongoing focus on developing our people and processes to continue to enhance our service delivery. We also deploy supporting technologies which we believe will enable faster and deeper insights into the quality of trial data.

We are focused on operational excellence across our support functions, and we operate a global business support infrastructure across functions including finance, information technology, facilities, human resources, legal and quality assurance. This enables us to enhance the service levels across these support areas whilst driving down the costs of the service provision.

**Capabilities and service offerings**

We believe ICON is the world's largest pure-play contract research organization. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organizations. We develop new innovations, drive emerging therapies forward and improve patient lives. Our focus is on delivering Applied innovation to customers to address the full spectrum of clinical development challenges, not just point-of-service delivery. The synthesis of our experience, expertise, best practices, technology and data provides patient centric processes, commercially optimized for global success, and is driving transformation of trials to improve R&D return on investment.

With an expansive portfolio of integrated clinical, commercialization and consulting services, global presence, depth in therapeutic expertise, and data-driven healthcare technology, we deliver globally scaled expertise & solutions for all customers and patients. Solutions span the Clinical Development lifecycle from compound selection to Phase I-IV clinical studies and post approval outcome research and market access consulting solutions, and can be adapted to suit local trials or large global programs:

## Full service portfolio: Early phase to commercialization



### Operations

#### Models

- Full service solutions
- Functional solutions
- Blended solutions
- Decentralised clinical trials
- Standalone solutions

#### Sectors

- Pharma
- Biotech
- Government & Public Health
- Medical Device & Diagnostics

#### Therapeutic areas

- Cardio-Metabolic Diseases
- Endocrinology
- Gastroenterology
- Hepatology (including MASH)
- Infectious Diseases
- Immuno-Inflammation
- Neurosciences
- Oncology
- Ophthalmology
- Pediatrics
- Pulmonary/Respiratory Diseases
- Cross-therapeutic
  - Pediatrics
  - Rare & Orphan Diseases
  - Women's Health
  - Obesity

#### Molecule & Product development

- Biologics
- Small molecules
- Biosimilars
- Vaccines
- Medical Devices

**Precision medicines:**

- Companion diagnostics
- Cell therapies
- Gene therapies
- Biomarkers
- Immuno-oncology

### Services

#### Strategic Solutions

#### Consulting & Advisory Services

**Asset Development**

- Dose Optimisation Strategies
- Due Diligence & Asset Valuation
- Non Clinical & Preclinical Development
- Protocol Optimisation
- Target Product Profile

**Regulatory Consulting Services**

- Regulatory Project Services
- Global Regulatory Strategy
- CMC and Quality
- Regulatory Operations
- Global Labeling
- Medical Devices & IVD

**Commercial Solutions**

- Insights, Evidence & Value
- Access & Pricing
- Medical Communications
- Patient Centred Outcomes
- Health Economics and Epidemiology

#### Global Clinical & Scientific Solutions

- Biostatistics & Programming
- Clinical Data Science
- Clinical Operations
- Clinical Supplies Management / IRT
- Clinical Trials Global Regulatory
- Endpoint Adjudication / Data Monitoring Committees
- Feasibility, Site ID, & Study-start up
- Global Logistics
- Investigator Payments & Grant Budgets
- Medical Affairs
- Medical Writing
- Project & Program Management
- Partnerships & Alliance Management
- Pharmacovigilance
- Site & Patient Solutions

#### Early Clinical & Bioanalytical Solutions

- Clinical Research Units
- Early Patient Solutions
- Bioanalytical Laboratories
- Accelerated Pharmaceutical Services

#### Laboratory, Imaging & Cardiac Safety Solutions

- Central Laboratories
- Specialty Laboratories
- Medical Imaging
- Cardiac Safety Solutions

#### Commercialisation & Outcomes

- Real World Evidence
- Language Services
- Outcome Measures
- Clinical Trial Tokenisation
- eCOA Solutions
- Symphony Health

**Industry overview**

The CRO industry provides independent product development solutions and services for the pharmaceutical, biotechnology and medical device industries. Companies in these industries outsource services to CROs in order to manage the drug and device development process more efficiently as well as bring drugs, biologics, patent-protected medicinal product and medical devices to market faster to enhance patient well-being and maximize their return on investment. The CRO industry has evolved since the 1970s from a small number of companies that provided limited clinical development services to a larger number of CROs that offer a range of services that encompass the entire research and development process, including pre-clinical development, clinical trials management, clinical data management, study design, bio statistical analyses, post market surveillance, regulatory affairs, central laboratory and market access services. CROs are required to provide services in accordance with good clinical and laboratory practices, as governed by the applicable regulatory authorities.

The CRO industry is highly fragmented, consisting of several hundred small, limited-service providers, medium sized CROs and a small number of large CROs with global operations. Although there are few barriers to entry for small, specialist service providers, we believe there are significant barriers to becoming a CRO with global capabilities and expertise. These barriers include the infrastructure and experience necessary to serve the global demands of clients (sponsors), the ability to recruit sites and patients globally, the management of complex clinical trials, the ability to offer customers a variety of delivery models, broad therapeutic expertise and the development and maintenance of the complex information technology systems required to integrate these capabilities. In recent years, the CRO industry has experienced consolidation, resulting in the emergence of a select group of CROs that have the capital, technical resources, integrated global capabilities, data and expertise to manage the development programs of pharmaceutical, biotechnology and medical device companies. We believe that large and medium-sized pharmaceutical companies are selecting a limited number of CRO service providers with which they deal rather than utilizing many, in order to form strategic partnerships with global CROs in an effort to drive incremental development efficiencies and leverage the scientific and medical expertise. We believe that this trend will continue to concentrate the market share among the larger CROs with a track record of quality, speed, flexibility, responsiveness, global capabilities and access to patients and overall development experience and expertise.

**New drug development overview – ethical pharmaceuticals and biologics**

Before a new drug or biologic may be marketed, it must undergo extensive testing and regulatory review to determine that it is safe and effective. The following discussion primarily relates to the U.S. FDA approval process for such products. Similar procedures must be followed for product development with other global regulatory agencies. The stages of this development process are as follows:

*Preclinical Research* "In vitro" (test tube) and animal studies must be conducted in accordance with applicable regulations to establish the relative toxicity of the drug over a wide range of doses and to detect any potential to cause birth defects, affect vital organs, cause mutations or cancer. Many of these tests must be performed before a new investigational therapy can progress into human studies. If results warrant continuing development of the drug or biologic, the sponsor or owner of the asset will file for an Investigational New Drug Application, or ("IND"), which must be approved by the FDA before starting the proposed clinical trials. However, preclinical studies will continue to be conducted in parallel with the clinical trials, some of which can take up to 3 years to complete. ICON can provide expert advice for preclinical programs, but does not conduct preclinical research as a service to its customers.

*Clinical trials (approximately 3.5 to 7 years)*

Exploratory development

**Phase I** (approximately 6 months to 1 year) consists of basic safety and tolerability testing in small numbers of human subjects, initially in healthy volunteers, and includes studies which may show the drug is having an effect on the body, if it is safe, how it is affected by other drugs, where it goes in the body, how long it remains active and how it is broken down by and eliminated from the body. After single and multiple dose studies have been conducted, the asset can progress into Phase II, however, Phase I studies will continue to be done to help support the development of the asset in new populations such as children or the elderly.

**Phase II** (approximately 2 to 3 years) includes basic efficacy and dose-range testing in a limited patient population (usually) 100 to 200 patients to help provide preliminary safety and evidence that the drug is likely to be effective in the target disease. If the Phase II results are satisfactory the sponsor may decide to proceed to Phase III studies.

Confirmatory development

**Phase III** (2 years or greater) consists of efficacy and safety studies in several hundred to a few thousand patients at multiple investigational sites (hospitals and clinics), often in multiple geographies.

FDA approval, through submission of an IND, is necessary for most clinical trials, regardless of the phase of development. In addition, parallel independent committee approval is also required.

***New Drug Application ("NDA") or Biologics License Application ("BLA") Preparation and Submission.*** Upon completion of Phase III trials, the sponsor assembles the statistically analyzed data from all phases of development into a single large submission along with the Chemistry, Manufacturing and Controls ("CMC") and preclinical data and the proposed labelling into the NDA, or BLA and submits them for assessment and approval by the relevant division of the FDA.

***Expanded Access Programs ("EAPs").*** Sometimes an investigational drug may be provided to subjects outside of a clinical trial, also called compassionate use. EAPs refer to the regulated use of a study drug outside of a clinical trial by patients with serious or life-threatening conditions where there is no alternative therapy available. In this context the FDA may allow the sponsor to make the study drug available to a larger number of patients for treatment use.

***FDA review and approval of NDA or BLA (1 to 1.5 years).*** Data from all phases of development is scrutinized to confirm that the applicant company has complied with all applicable regulations, safety and efficacy of the product has been demonstrated, and that the benefit to risk ratio for the drug or biologic is positive for the specific use (or "indication") under study. The FDA may refuse to accept the NDA or BLA if the application has administrative or content criteria which do not meet FDA standards. The FDA may also deny approval of the drug or biologic product if applicable regulatory requirements are not satisfied, if the drug has not adequately shown to be effective or if there are safety concerns. Often a company will be required to conduct specific studies after the approval of a drug. These are called post approval requirements or commitments.

***Post-market surveillance, Phase IV studies and health outcomes.*** Once approved by the FDA, it requires the drug or biologic license holder to collect and periodically report to them additional safety (and perhaps efficacy) data on the drug or biologic for as long as the manufacturer markets it (post-market surveillance, including pharmacovigilance). If the product is marketed outside the U.S., these reports must include data from all countries in which the drug is sold. Additional studies (Phase III and Phase IV) may be undertaken by the manufacturer after initial approval to find new uses for the drug, to test new dosage formulations, or to confirm selected non-clinical benefits, e.g., increased cost-effectiveness or improved quality of life. Additionally, the FDA and other regulatory agencies may require license holders of drugs or biologics to prepare risk management plans that are aimed at assessing areas of product risk and actively managing such risks throughout the product lifecycle.

## Key trends affecting the CRO industry

CROs derive substantially all their revenue from the research and development expenditures of pharmaceutical, biotechnology and medical device companies. We believe that the following trends create further potential growth opportunities for global CROs, although there is no assurance that growth will materialize.

## Continued innovation and development of enabling technologies

*Innovation driving new drug development activity*

New technologies together with improved understanding of disease pathology (driven by scientific advances such as the mapping of the human genome) have increased the number of new drug candidates being investigated in early development. This has greatly broadened the number of biological mechanisms being targeted, which increasingly include rare or orphan diseases that currently have no effective treatments.

These developments should lead to increased activity in both preclinical and Phase I development and in turn lead to more treatments in Phase II-III clinical trials. As the number of trials that need to be performed increases and these trials become focused in indications where finding suitable patients is increasingly challenging, we believe that drug developers will increasingly rely on CROs to manage these trials to leverage their global expertise and to continue to focus their own competencies on drug discovery and sales and marketing of commercialized products.

*Decentralized and hybrid trials*

Decentralized ("DCT") and hybrid trials have existed for quite some time, but the coronavirus pandemic accelerated the demand when the pharma industry was challenged to move to remote models to protect patient safety and ensure data integrity for COVID-19 vaccine trials and other ongoing trials. The pandemic provided an opportunity to move many technologies and remote patient care solutions from pilot phase to actively supporting patients and clinical research.

As an industry, we have an opportunity to make decentralized and hybrid approaches a standard moving forward. The ways the industry has been conducting clinical research in a traditional site-based approach needs to continue to evolve in an effort to implement tools, techniques and processes in everyday research to bring about a more patient-centric approach. Each new element needs to be evaluated to assess the impact for the individual patients and study sites. Recent experiences in the industry have shown:

- Using fewer countries and fewer sites can reduce costs, decrease timelines for start-up and minimize the risk of disruption during and post pandemic.
- Hybrid studies, utilizing digital health, in-home health, and telehealth, can reduce the number and frequency of onsite patient visits and therefore reduce patient burden.
- Home-based patient visits and direct-to-patient contacts can increase patient satisfaction, compliance and retention, providing greater trial resilience.
- Harmonizing data from disparate data sources will provide real-time access and consistent data visibility, helping to improve safety monitoring and enabling the visualization of data trends.

Regulatory easement during the pandemic resulted in a number of positive changes to clinical trial procedures, enabling studies to continue and in some cases progress at a faster pace, and improvements to the process of clinical trial application and IND approvals. Regulatory authorities have been clear that regulatory easement related to the pandemic will not be extended. However, many regulatory authorities have instead released guidance or position statements on the use of DCT elements, such as technology and off-site conduct, more generally in clinical trials, benefiting the patient and healthcare advancement.

Ultimately, our goals are aligned with our customers to increase the speed at which drugs can meet approval guidelines and help treatable populations. By using decentralized tools, technologies and processes, we will reduce the burden on patients, increase satisfaction and provide them with the same standard of care during a virtual or home visit that they would receive in a clinic, thereby fulfilling the promise of clinical research as a care option. While reduced costs may not be seen in the early phase of adoption (in fact investment required may be higher initially due to technology implementation), choosing the right solution for the specific study characteristics has the potential to increase patient recruitment and retention, which can result in reduced overall research costs and quicker time to market. To find the best clinical trial design to suit their needs, sponsors will need to take patient centricity into consideration from the outset and at every step along the way, because what benefits the patient will ultimately benefit the sponsor in outcomes.

*New technology enabling more efficient development*

Technology innovation is playing an increasingly important role in helping to support more efficient drug development. Leveraging differentiated technology solutions and data collaborations drives better execution in clinical trials. Larger CROs have been at the forefront of this innovation developing technology solutions that support the integration of trial data across multiple systems, data repositories that enable sponsors to get real-time clinical insights on the performance of their drugs and tools that support better trial designs and operation.

The emergence of modern healthcare technologies ("mHealth") that build on the global prevalence of mobile and digital technologies also have an influence on drug development. It is now possible to capture health data using mobile devices and wearables. This enables sponsors to gather new clinical and "real-world" patient insights and will also be used to enhance patient engagement and adherence throughout the development process. As these devices mature it will also be possible to complete more "decentralized and hybrid trials" based on remote monitoring of patients in their home environment which may drive further efficiencies in the trial process.

Social media is also an important platform for life sciences companies to strengthen patient engagement programs and collaborate with other stakeholders in the healthcare system. Many patients with specific diseases are forming patient groups and actively collaborating using social media. These groups represent an important potential source of patients for new clinical studies but can also provide valuable insights into effectiveness and safety of new treatments.

As the influence of technology on drug development grows, it broadens the potential number of partners that CROs will work with in the future.

*Expanded use of new patient data sources*

Pharmaceutical companies are looking to access a variety of new healthcare data sources containing medical and prescribing records to help improve development programs and to get better evidence of the value their treatments are bringing to patients once they are launched in the market. The larger global CROs have significant data management experience which can be leveraged to support these efforts and have invested in analytics capabilities to help deliver better insights for customers during the product lifecycle. Global CROs are also forging collaborations to access specific data sets that can provide further patient insights to support better matching of patients and sites to the clinical trial process.

**Improving productivity and operating efficiencies**

*Continuing focus on productivity within research and development programs*

Pharmaceutical and biotechnology companies continue to seek ways to improve the productivity and overall efficiency of their development efforts and increasingly see the use of CROs as a strategic partner in these efforts. They are leveraging the expertise of CROs to help identify the most promising drug candidates in early development and discontinue developing those that have safety issues, limited efficacy or that will have significant reimbursement challenges. These companies are also initiating programs to drive more efficiency in their development programs. One example of this has been the efforts to achieve a more seamless transition across development phases, particularly across Phase I-III trials. In parallel, regulatory initiatives such as the 21st Century Cures Act and the emergence of clinical trial techniques such as adaptive trial design, risk based clinical trial monitoring, decentralized and hybrid trials are enhancing development, allowing effective treatments to get to patients quicker at reduced development costs.

*Cost containment pressures*

Over the past several years, drug companies have sought more efficient ways of conducting business due to margin pressures stemming from patent expirations of their commercialized products, greater acceptance of generic drugs, pricing pressures caused by the impact of managed care, purchasing alliances and regulatory consideration of the economic benefit of new drugs. Consequently, drug companies are centralizing research and development, streamlining their internal structures and outsourcing certain functions to CROs, thereby converting previously fixed costs to variable costs. Larger companies (and more recently medium sized companies) are actively entering into strategic partnerships with a limited number of CROs in an effort to drive increased efficiencies. The CRO industry and, in particular, large CROs with global capabilities, considerable scientific knowledge and expertise are often able to perform the needed services with greater focus and at a lower cost than the client could perform internally, although CRO companies themselves are facing increased cost containment pressures as drug companies seek to further reduce their cost base.

**Global trends influencing the CRO industry**

*Pressure to accelerate time to markets and globalization of the marketplace*

Reducing product development time maximizes the client's potential period of patent exclusivity, which in turn maximizes potential economic returns, and delivers access to critical and innovative medicines to patients in the market faster. We believe that clients are increasingly using CROs that have the appropriate expertise and innovation to improve the speed of product development to assist them in not only improving economic returns, but achieving their goals in reaching a broader patient population as quickly as possible. In addition, applying for regulatory approval in multiple markets and for multiple indications simultaneously, rather than sequentially, reduces product development time and thereby maximizes economic returns. We believe that CROs with global capabilities, considerable knowledge and experience in a broad range of therapeutic areas are key resources to support a global regulatory approval strategy. Alongside this, the increasing need to access pools of new patients is leading to the conduct of clinical trials in new "emerging regions" such as Eastern Europe, Latin America, Asia-Pacific and South America. We believe that having access to both traditional and emerging clinical research markets gives global CROs a competitive advantage.

*Progress within the biotechnology sector*

The nature of the drugs being developed is continuing to change. Biotechnology is enabling the development of targeted drugs with diagnostic tests to determine whether a drug will be effective given a patient's genomic profile. An increasing proportion of research and development expenditure is being spent on the development of highly technical drugs to treat very specific therapeutic areas in sectors of unmet medical need. Much of this discovery expertise is found in biotechnology firms. We believe that it is to these organizations that the large pharmaceutical companies will look for an increasing proportion of their innovation, and consequently, new drug pipelines. Whether it is through licensing agreements, joint ventures or equity investment, we believe we may see the emergence of more strategic relationships between small discovery firms and the larger pharmaceutical groups. As the majority of these biotechnology companies do not have a clinical development infrastructure, we believe that the services offered by CROs will continue to be in demand from such companies providing they have the necessary funding.

*Increasing number of large long-term studies and an increasing requirement to show the economic value of new treatments*

We believe that to establish competitive claims and demonstrate product value, to obtain reimbursement authorization from bodies such as the FDA in the US, and the National Institute for Health and Clinical Excellence in the UK, and to encourage drug prescription by physicians in some large and competitive categories, more clients need to conduct outcome studies to demonstrate, for example, that mortality rates are reduced by certain drugs. To verify such outcomes, very large patient numbers are required, and they must be monitored over long time periods. We believe that as these types of studies increase there will be a commensurate increase in demand for the services of CROs who have the ability to quickly assemble large patient populations, globally if necessary, to manage this complex process throughout its duration.

The rising costs of healthcare in most developed countries also means there is an increasing pressure to show that new medical treatments are more cost effective and deliver better patient outcomes than existing treatment regimes. This also means that sponsors need to increasingly generate outcome data both as part of the product approval submissions and as part of post-approval research programs. This is creating opportunities for CROs who can offer support in developing and interpreting this data.

*A focus on long-term product safety*

The clinical trial approval process can only detect major and common adverse side effects of drugs; less common but no less serious side effects may only become apparent after many years of use. As a result, there is an increase in the number of drugs given "conditional approvals" where further 'post-approval' studies are being mandated. In addition, prudent sponsors undertake similar studies to detect early warning signs of any potential problems with their products. Such studies may take the form of prospective long-term safety studies, simpler observational studies or registries where patients meeting specific criteria for disease or drug use are followed for long periods to detect any safety issues. CROs are well positioned to perform these studies on behalf of sponsors.

*Increasing regulatory demands*

Regulatory agencies increasingly require more data to support new drug approvals and are seeking more evidence that new drugs are safer and more effective than existing products. As a result, the complexity of clinical trials, the number of procedures required to be conducted in these trials and the size of regulatory submissions are driving the amount of data collected on clinical trials on average, and as a result, the demand for services provided by CROs.

**ICON Cares**

Our mission is to improve the lives of patients by accelerating the development of our customers' drugs and devices through innovative solutions. We are passionate about providing innovative solutions for customers. ICON is a values-driven company.  We focus on agility, collaboration, inclusion and integrity in our work and interactions with our colleagues, suppliers, customers and patients. We are advancing clinical research while offering customers broader and deeper experience, scale, and focus, complemented by continuity of delivery and speed to market. Our business model is described in the preceding sections. Consistent with our values, we seek to not only operate in compliance with applicable laws but also to positively influence our global workforce, the communities that we operate in, the environment and society as a whole. Doing so makes us a stronger, more resilient organization by every measure.

Our core values underpin our mission and drive a culture and mind-set of ownership at ICON. "Own it at ICON", is a statement of values that has remained at the very heart of ICON's culture, encouraging our people to seize the opportunity and bring flexibility, innovation, and determination to every situation. We believe our culture of ownership personifies who we are as a company — it also helps us apply our expertise, collaborate to get things done, and succeed at our mission. Our values also underpin how we work together to deliver on our mission to improve the lives of patients by accelerating the development of our customers' drugs and devices through innovative solutions. These values and our Code of Ethical Conduct, which underpins these values, form the core of what we do, and how we do it. It applies to all of our officers, directors, employees, consultants and agents globally. All employees and temporary workers are mandated to complete annual global ethics training and confirm they have read and understood the Code of Ethical Conduct.

At ICON, we care about conducting business sustainably. We care about our people, patients, and the communities in which we live. We care about doing the right thing and we are committed to working to the highest ethical standards and demonstrating our commitment to honesty, transparency, and quality. As a testament to our commitment, we launched our "ICON Cares" program at the start of 2023 which incorporates all our Environment, Social and Governance ("ESG") initiatives into one program. ICON's Environment, Social, and Governance Committee ("ESG Committee") brings together all these initiatives and efforts under one umbrella to ensure consistency, enhance monitoring, reveal areas for development and facilitate reporting to the Board.

The Nominating, Sustainability, and Governance Committee of the ICON plc Board has oversight responsibilities in respect to ESG-related strategies and initiatives. The Chief Administrative Officer and General Counsel ("CAO") chairs the ESG Committee and reports on ESG matters to the Nominating, Sustainability and Governance Committee regularly and reports to the Board at least annually whilst also providing periodic ESG updates to the executive leadership team. ICON's ESG program office reports to the CAO and delivers centralized reporting and tracking of ESG initiatives. The Audit Committee has oversight responsibilities in respect to ESG-related reporting in the ICON financial statements. The Chief Financial Officer ("CFO") reports to the Audit Committee on ESG-related reporting matters.

The ESG Committee is focused on developing our strategy and initiatives relating to the environment, social matters, health and safety, community engagement, corporate governance, sustainability, and other public policy matters relevant to the Company. The ESG Committee is a cross-functional management committee of the Company including representation from facilities, health and safety, corporate communications, finance, legal, investor relations, procurement, commercial, marketing, and human resources departments. The Committee meets regularly to assist and support executive management and the Board and its committees in:

- determining and setting the strategy relating to ESG matters;
- developing, implementing and monitoring initiatives and policies based on that strategy;
- managing ESG related impacts, risks and opportunities; and
- communicating these strategies, initiatives, and their results.

We are committed to building and developing our ESG strategies and reporting. In 2020 we launched our ESG page on the ICON website and have an internal ICON Cares ESG page on our MyICON intranet portal to engage with our employees and provide information and updates relating to ESG matters and our commitment to sustainability. In 2021, as a testament to our commitment to managing ICON responsibly and sustainably, we became a participant in the United Nations Global Compact ("UNGC"), a set of Ten Principles covering the areas of human rights, labor, environment, and anti-corruption. In our 2024 ESG report, released in 2025, we reported under the Global Reporting Initiative ("GRI, 2021") standards, the International Financial Reporting Standards ("IFRS") S2 index and the Sustainability Accounting Standards Board ("SASB") index. The report also outlines several ways in which ICON contributes to selected 2030 United Nations Sustainable Development Goals ("SDGs") and associated targets. The ICON Cares Report summarizes our current policies, priorities, commitments, achievements, and progress in respect to ESG matters. In 2026, ICON was awarded a Platinum medal by EcoVadis, achieving a score of 87/100. This represents an improvement on the Silver medal and score of 72/100 received in 2025 in recognition of our environmental, social and governance performance and management efforts across the organization.

The global landscape in respect to regulatory and legislative requirements relating to ESG reporting and disclosure requirements is rapidly evolving, and we are monitoring potential requirements so that we are positioned to adhere to any additional requirements in due course. This includes mandatory reporting under the Corporate Sustainability Reporting Disclosure ("CSRD") from the EU and the International Financial Reporting Standards ("IFRS") S2 index.

*Building a sustainable future – our commitment to the United Nations Sustainable Development Goals*

As a global company, we maintain an ethical and sustainable presence in hundreds of locations worldwide. At its core, ICON's mission is to improve health and lives. We are also committed to contributing to the 2030 United Nations SDGs and are proud that our work contributes to their advancement.

Our research, our work with customers and patients and our on-the-ground efforts to meet the needs across our communities align with the SDGs. We focus these efforts on a subset of themes where we have identified the greatest opportunity to effect change:

- SDG 3 – Good health and well-being
- SDG 9 – Industry, innovation and infrastructure
- SDG 10 – Reduced inequalities
- SDG 12 – Responsible consumption and production
- SDG 13 – Climate action
- SDG 17 – Partnerships for the goals

Further details on the ways ICON contributes to these SDGs and their targets are set out in our ICON Cares Report.

***Environment: Conducting business sustainably***

ICON is committed to delivering excellence in care to our communities. To improve our overall sustainability, this commitment means tracking and improving our environmental performance across all business activities. We achieve this by pursuing sustainability strategies that recognize the impact of our operations as a CRO on the environment, addressing greenhouse gas ("GHG") emissions, energy use, waste generation and procurement-related activities. Our employees, directors, officers, contractors, temporary workers, and suppliers are expected to support our sustainability objectives. Similarly, ICON endeavors to support our customers sustainability objectives.

Our Global Environmental Management Policy and Environmental Management Plan are part of our ICON Cares program for managing environmental sustainability initiatives. The implementation of the policy and plan is led by our facilities team, reporting to our CAO. The CAO is responsible for reporting on the ICON Cares program and environmental initiatives and progress to the ICON executive leadership team and Nominating, Sustainability and Governance Committee and the Board.

ICON established environmental targets in 2019 focused on renewable energy usage and energy consumption reduction. These targets included achieving 100% renewable electricity by 2025 and a 20% reduction in electricity consumption (kWh) by 2030. In 2025, ICON achieved 97% renewable electricity usage. The remaining 3% reflects limitations in procuring credible Energy Attribute Certificates ("EACs") due to geopolitical disruptions and regional market constraints in certain jurisdictions, specifically Russia, Belarus, Ukraine, Georgia, and Estonia.

In October 2024, the Science Based Target initiative ("SBTi") validated ICON's near- and long-term science-based emissions reduction targets. The SBTi has also verified ICON's net-zero science-based target ("SBT") by 2050. The SBTi is a corporate climate action organization that enables companies and financial institutions worldwide to play their part in combating the climate crisis. ICON's SBTi validated targets:

Near-term targets:

- Reduce absolute scope 1 and 2 GHG emissions 61.2% by FY2028 from a FY2019 base year.
- Reduce absolute scope 3 GHG emissions 20.0% by FY2028 from a FY2022 base year.

Long-term targets:

- Reduce absolute scope 1 and 2 GHG emissions 90.0% by FY2050 from a FY2019 base year.
- Reduce absolute scope 3 GHG emissions 90.0% by FY2050 from a FY2022 base year.

Net-zero target:

- Reach net-zero greenhouse gas emissions across the value chain by FY2050.

We have programs in place to manage and minimize climate impacts of business activities. To continue to improve processes and reduce our environmental impact, we track, calculate, and report our Scope 1, Scope 2 and Scope 3 GHG footprint. We apply the GHG Protocol Corporate Standard, which is the global corporate accounting and reporting standard for calculating carbon emissions. External verification of our 2025 Scope 1, 2 and 3 GHG emissions data is currently in progress. During 2024, we began our 2022 and 2023 Scope 3 emissions footprinting, incorporating this into our annual emissions reporting.

In respect to ICON's carbon emissions for the year ended 2025, ICON's combined Scope 1 and 2 GHG emissions have decreased since 2019, and our scope 3 GHG emissions have decreased since 2022.

In 2020, following pandemic-related closures and a reduction in business travel, our Scope 3, business travel GHG emissions declined significantly. Since 2021 up to the year ended 2025, as more normal business travel operations resumed, we have seen an overall increase in our total GHG emissions driven by an increase in business travel (Scope 3).

Moving forward, ICON expects to see further emission reductions relative to revenue and the number of employees due to a reduction in offices, strategic energy efficiency projects and a flexible work policy that allows eligible employees to work from home 40% of the time.

ICON participates annually in the CDP (formerly the Carbon Disclosure Project), a globally recognized platform that enables companies to assess and manage their environmental impacts. For 2025, ICON received a B score from CDP for its Climate Change response on 2024 activity, representing an improvement from the B- score received in the prior year.

We are focused on reducing energy use and increasing renewable energy across our global operations as part of our environmental goals. In 2025, 97% of our electricity consumption came from renewable sources, achieved through a combination of switching direct tariffs and purchasing EAC's. Waste reduction is embedded into our environmental policies and practices and is one of the objectives of ICON's Environmental Management Policy.

ICON leases most of our offices and facilities, and therefore we work closely with our landlords and leasing agents to implement measures to ensure we operate in an environmentally sustainable manner. In 2025, we continued with our real estate harmonization efforts and aligning ourselves to new working styles & business needs. This resulted in downsizing or closing 19 locations overall, helping to reduce our environmental footprint. Experts from our real estate team factor environmental considerations into decisions around new office locations or building improvements. We have also implemented a series of measures globally to reduce the local footprint of our offices while promoting comfort and efficiency. These include:

- Installing energy-efficient LED lighting.
- Using motion detectors.
- Purchasing recycled office supplies.
- Reducing paper consumption by promoting paperless office processes and defaulting double-sided output.
- Building recycling areas into business centers and kitchens/canteens.
- Planting green spaces to improve internal air quality.
- Selecting building materials and vendors for their low environmental impact.

As part of our onboarding process, we require our suppliers to abide by our Global Supplier Code of Conduct which outlines our expectations around conducting business in a sustainable manner. The code requires suppliers to comply with all applicable environmental laws and regulations and to have systems in place with regards to waste management and sustainable use of resources.

### Social: The power of our people

We are dedicated to making a positive impact on the communities where we work and live. Our community efforts are aligned with a broader vision for social impact and we are committed to furthering the United Nations Sustainable Development Goals ("SDGs").

Our community engagement activities are focused on two core areas:

- Supporting education and building closer ties between industry and academia; and
- Improving the welfare of people in the communities in which we live.

*Supporting education and building closer ties between industry and academia*

A core area of community support includes building ties between industry and academia to inspire the next generation of leaders in business and science. To help achieve this, ICON provides university scholarships to students in Ireland and America. An example of one of our partnerships is:

• *Partnership with Junior Achievement to inspire schoolchildren.* Junior Achievement encourages young people to remain in education and teaches them the skills they need to succeed in a changing world. ICON volunteers take time out of their working day to deliver Junior Achievement programs, teaching primary and secondary-level students valuable business, STEM (Science, Technology, Engineering & Mathematics) and entrepreneurship skills that will serve them throughout their professional lives. Our strong partnership with Junior Achievement Ireland has been in place since 2018 and we continued our Junior Achievement partnership in India for 2025.

*Improving the welfare of people in the communities in which we live*

Through volunteering, donations and other charitable initiatives, our employees across the world are making a positive difference to their communities. We support causes that are important to our employees and have several programs that support the welfare of people in our local communities.

Since 2012, ICON's annual employee-nominated charity donation program has supported over 130 charities worldwide, donating $10,000 to each organization. These charities address a range of critical issues, such as fostering a more inclusive society, improving child welfare, and supporting patients battling chronic diseases. The chosen organizations reflect ICON's corporate mission, align with our ICON Cares program. In 2025, we also donated $20,000 to UNICEF, providing support for its year-round humanitarian relief efforts. Through ICON's Charity Matching Program, which bolsters our colleagues' fundraising efforts and fosters partnership across and within teams, 22 organizations were supported during 2025. This program aligns with the ICON Cares social pillar, as well as our company values of integrity, collaboration, agility and inclusion.

**Talent and People**

Our people are core to our ability to deliver our services and drive better patient outcomes. Through industry-leading talent management practices, a sincere attention to our employees' needs, well-being and health and safety, we continue to power the potential of together.

*At the core of our strategy is our people*

People have long been central to our mission to improve the lives of patients by accelerating the development of our customers' drugs and devices through innovative solutions. We encourage our people to bring flexibility, innovation, and determination to every situation. By doing so, our people can build exciting and rewarding careers, and deliver results to bring life-changing medicines to market and to maintain our success as an industry leader.

*Learning and development of our staff is a key focus for us*

Our leadership and talent programs contribute to the enhanced retention of our employees, better project deliverables for our customers and the enhanced financial performance of the business.

We aim to be an industry leader where talented people come to do important work and where our employees can shape the future of healthcare, grow their careers, and reach their full potential. We have long held a deep commitment to cultivating strong people practices. This includes competitive total rewards packages along with a focus on continuous learning. We nurture a culture of development and aim to boost engagement by supporting our people's growth, both personally and professionally. We are dedicated to finding opportunities for our employees to grow and develop.

Our success depends on the knowledge, capabilities, and quality of our people. To improve their skills, we are committed to providing continuous learning. This commitment is underpinned by clearly defined competencies, which offer employees a clear path along which to develop skills and advance their careers.

To support employees at every stage of their career journeys, training and development programs are aimed at advancing scientific, technical, and business knowledge as well as behavioral competencies. Programs include Corporate and Functional Onboarding for all ICON employees; tailored CRA academies; Data Management and Biostats & Programming Academies; a Commercial Skills Academy; a range of project management curricula, therapeutic-focused programs, and People Leader development programs.

We are focused on retaining the best talent by ensuring employees are aware of what career opportunities exist at ICON. We have invested in our career platforms to ensure employees understand the career opportunities that are available across the organization, providing them with a platform in our HR system to share and capture their skills, interests and career aspirations which enables People Leaders and employees to have better conversations on careers as part of our performance management process. This allows us to get a better understanding of the skills that exist today across the organization, within service lines and teams so we can better serve our customers.

Our People Leader development program focuses on providing our People Leaders with the relevant skills to effectively manage themselves, their team and their business, including leveraging psychometrics to raise awareness of their behavioral preferences and the preference of others. ICON also invests in Harvard Manage Mentor, an online learning platform providing People Leaders with access to learning available at any time with topics ranging from change management, retaining employees and developing employees.

We provide our people with a personalized and flexible learning experience, delivered through a combination of in-person and technology-driven programs that suit their learning styles and can flex to suit their schedules. Through our industry leading Career Hub, ICON employees are encouraged to broaden their scientific, technical, leadership, and business knowledge. By tapping into development programs and partnerships with leading academic institutions, team members can use the hub to develop competencies that advance their careers. We also collaborate with UCD Smurfit School Executive Development to deliver customized leadership development programs for global employees.

*As an organization we are keen to hear directly from our employees*

To attract and retain the best talent, we must listen and respond to employees' needs. This extends to every aspect of our work, from recruitment and onboarding, to training, engagement, enablement, and reward. We pursue best-in-class approaches to building employee engagement and these include, among others:

- Comprehensive global employee surveys, which measure how people feel about their work and whether they feel they have the tools to do their jobs well. Feedback from these studies informs detailed action plans at the group, function, and team level.
- Pulse check surveys, which are smaller-scale studies designed to measure employee sentiment on specific topics and initiatives.
- Fostering an environment of inclusion and belonging where everyone is valued.
- Stay interviews to help managers understand why staff stay and to uncover what might put them at risk of departing.
- Skip-level meetings to develop trust and rapport between senior leaders and employees.

Our listening strategy supports our efforts to reduce employee turnover, which we monitor closely through analytics. Qualitative information is collected through formal exit interviews and, where we believe they'll make an impact, we intervene via retention plans and related efforts.

*Employee well-being*

ICON's commitment to improving health and enriching lives extends beyond the work we do with our customers. Employees worldwide have access to tools and resources designed to support all facets of their well-being, from physical to financial to psychological and beyond.

Our global Employee Assistance Program ("EAP") ensures that all employees, and their families, have access to professional mental health, financial and relationship support on a confidential basis. Employees can also access a wide range of tools, information and support services online in local languages.

*Health and safety*

At ICON, the health and safety of our employees, customers and clinical trial patients are our most important priorities. We take guidance from global and regional health authorities and governments to protect the safety and welfare of employees, as well as abide by government directives. Our global health and safety management system ensures we deliver on all local and national requirements. Our priority objectives are the safety of our staff, clinical trial patients, protecting the environment, maintaining business continuity, and ensuring all sensitive health and safety data is protected.

We are committed to providing a safe working environment for our people. We achieve this goal by working in ways that protect the safety, health, and welfare of all our employees, clinical trial patients, and visitors. Risk assessment is the basis of the safety management system, and we work to identify, mitigate, and monitor existing and emerging health or environment risks that may be associated with our business activities.

*Fair employment practices*

We are committed to being a workplace where all employees are included and feel a sense of belonging. As a global, values-driven organization, we acknowledge and celebrate our differences. Respecting viewpoints and experiences is foundational to our interactions with each other and with our patients, customers and suppliers. Moreover, we strive to build teams that reflect the various geographies and communities in which we live and work and the patients we serve.

We have a strong focus on talent management, succession planning and talent development to ensure we work towards building strong talent pipelines with the best candidate appointed, based on a fair and unbiased selection process where merit, experience and performance form the basis for hiring and promotion decisions.

Establishing a truly inclusive workplace requires offering fair pay. As part of these efforts, we use best-in-class methodology to regularly review salary ranges. We adhere to a pay-for-performance philosophy and framework that enables us to continuously track fair-pay practices and analyze and audit global pay equity on a regular basis. We have structured our pay principles in such a way that individual differences beyond tenure, experience or performance criteria do not factor into how we provide rewards. ICON has invested in organizational design structures, tools and education to uphold these principles.

We are committed to ensuring fair employment practices. For every jurisdiction in which we operate, we act in compliance with relevant laws relating to labor rights and labor relations as well as market competitive benefits. We believe in fair and equal treatment for all our people, without regard to gender, race, ethnicity, sexual orientation, marital status, physical or mental disability, age, pregnancy, veteran status, nationality, religion, or any other legally protected status. We do not tolerate our employees being subjected to physical, sexual, racial, psychological, verbal, or any other form of harassment. We encourage our employees to report any issues of harassment or discrimination. We prohibit retaliation against any employee who rejects, protests, or complains about unlawful discrimination or harassment.

*Human rights*

ICON is committed to human rights and in 2021, ICON became a participant in the UN Global Compact ("UNGC"), signaling our commitment to uphold the UNGC's 10 Principles, including those related to human rights across our global operations. Our business model and our policies, including our Global Code of Ethical Conduct and Global Supplier Code of Conduct, are intended to fully comply with applicable human rights legislation in the countries where we operate. Our zero-tolerance policy on forced labor, slavery, and human trafficking is defined clearly in these policies, which are available to employees, suppliers, customers, and the public.

We are opposed to forced labor, slavery, and human trafficking. We will not knowingly support or conduct business with any organization involved in such activities. We do not employ anyone below the minimum employment age in the jurisdictions in which we operate.

Our Global Supplier Code of Conduct incorporates the Pharmaceutical Supply Chain Initiative ("PSCI") principles for responsible supply chain management, including for labor. Before doing business with ICON, suppliers must certify that they will comply with the ICON Global Supplier Code of Conduct or their own materially equivalent internal code, which includes human rights protections. We perform pre-engagement due diligence on our suppliers, including in relation to labor issues, which we support through periodic re-screening. We hold our suppliers accountable for meeting their contractual obligations. Contract non-compliance can result in termination of the business relationship with the supplier and exclusion from future business.

*Ethics and Compliance*

ICON's commitment to ethics and integrity is embedded in our company values. We require all directors, employees, consultants, agents and third parties acting on ICON's behalf to act with integrity and integrate ethical principles into our business practices and culture. ICON's Global Code of Ethical Conduct (the "Code") establishes our core principles and standards for honest, fair, and ethical behavior. This Code addresses the core values expected of all personnel in our internal interactions with each other as well as in external dealings with patients, customers, healthcare professionals, regulators, investors, vendors and other third parties.

Our Ethics and Compliance program is designed to protect the interests of the company and its shareholders by preventing, detecting, investigating and responding to potential misconduct and violations.

The Ethics & Compliance team provides day-to-day independent oversight for the program. The team works collaboratively with risk and compliance functions and leadership across the business to align on and optimize its reach and impact. The program is overseen by the CAO, who reports on the program to ICON's executive leadership team, the Nominating, Sustainability and Governance Committee and the Board. The program supports all functional areas globally and is dedicated to the implementation of standardized global policies, procedures, training, guidance, communications, monitoring, investigations, issue management, assessing compliance-related risk and mitigations, and reporting to ensure the overall compliance program is effectively functioning. Where appropriate, the program also implements regional and/or country specific policies, procedure, training and guidance.

ICON uses Ethics Line, a system for employees and third parties to confidentially report ethics and compliance questions, as well as concerns, and to track reports through follow-up and resolution. An independent company administers this hotline, which is available all hours of every day and can accommodate reports in over 75 languages. These tools also provide visibility into our risks while highlighting opportunities to address them. ICON's Ethics and Compliance program will continue to grow and evolve in response to changes in our business and in the global business climate.

All personnel are required to complete ethics and compliance training during initial onboarding and complete annual refresher sessions. Training modules explain the channels available for reporting suspected unethical or illegal practices. The training supports our values and our ways of working and incorporates the key principles of our policies and codes and includes interactive scenarios where applicable.

At ICON, we promote a Speak Up culture that encourages compliance, openness, and accountability without retaliation. The Speak Up Policy aims to support our culture and values and seeks to encourage the prompt reporting or surfacing of concerns or violations about values, ethics or other standards without fear of retaliation. Reported ethics concerns and other ethics and compliance-related data are reported via the CAO to the Board as appropriate.

*Anti-bribery and Corruption*

ICON is guided by the foundational principle that we do not tolerate bribery or any other form of corruption or fraud. Our anti-bribery and anti-corruption ("ABAC") program is a core element of our Ethics and Compliance program. ICON and all ICON directors, employees, consultants, agents and all third parties acting on ICON's behalf must act in compliance with international laws and regulations relating to bribery, corruption, and illicit payments, including but not limited to the U.S. Foreign Corrupt Practices Act and the UK Bribery Act 2010.

ICON maintains the ISO 37001:2016 certification for our Anti-Bribery Management System, which establishes the framework for the controls that prevent, detect and mitigate the risk of bribery. Our program is designed to ensure our compliance with anti-corruption laws, including due diligence, training, policies, procedures, and internal controls.

Bribery and corruption remain a business risk as we conduct our business across the globe and enter partnerships and collaborations. There is no certainty that all employees and third-party business partners (including our vendors, suppliers, agents, contractors, and other partners) will comply with anti-bribery laws. When working with third parties, we are committed to working with only those who embrace high standards of ethical behavior consistent with our own. Bribery and corruption risks are a focus of our third-party diligence and management process. We hold our suppliers accountable for meeting their contractual obligations with ICON, including commitments that are made with regard to our Global Supplier Code of Conduct and regulatory compliance. Contract non-compliance can result in termination of the business relationship with the supplier and exclusion from future business with ICON.

ICON's internal audit teams conduct ABAC program audits. Internal Audit focuses on testing for compliance and design effectiveness of the overall ABAC program. Internal Audit incorporates an assessment of ABAC measures in audits, as appropriate. In this approach, bribery and corruption risks are incorporated into the risk assessment and scoping process of each audit.

*Privacy and Information Security*

Data privacy and information security are fundamental to our business and key to retaining customers, building investors' trust, protecting data subjects who entrust their personal information to us, and complying with global and regional regulations. We recognize and respect that our customers, employees, participants, and all those who do business with us expect that we will protect their personal information in accordance with our legal obligations and policy commitments. ICON´s commitment to privacy and information security is demonstrated through the implementation of robust privacy and information security programs.

ICON's Global Data Protection program is overseen by the CAO. This program governs ICON's and its employees' obligations concerning the processing of personal data. The program consists of a Global Data Protection Officer ("DPO"), a team of privacy lawyers and specialists and corporate policies and procedures regulating how we address our data protection obligations in the countries we operate in, including our obligations under the EU General Data Protection Regulation ("GDPR") e.g. fulfillment of data subject rights, data protection impact assessments, our obligations to maintain records of processing activities ("ROPAs") and management of personal data incidents and breaches in accordance with data protection laws. ICON´s Global Data Protection program supports compliance with fundamental data protection principles including transparency, data minimization, accountability and security. ICON has embedded privacy by design considerations in product and process development and implements a robust set of technical and organizational measures to protect personal information processed by ICON.

ICON's Personal Data Incident and Breach Response Policy and Process governs the management of personal data incidents and breaches within ICON. The policy requires incidents to be reported to ICON's DPO and Privacy Team, who manage them in collaboration with relevant internal stakeholders (e.g., IT Security, Quality & Compliance), to ensure we comply with our legal and contractual obligations, including our reporting obligations. ICON's data protection policies and procedures are independently audited as part of ICON maintaining an ISO 27701 certification that it initially achieved in 2023.

Our people and partners play a critical role in safeguarding data. ICON has training in place for all employees and contingent workers on information security and privacy practices so that they understand their responsibilities with respect to data security and privacy. ICON has also established a robust Privacy and Security Champion ("PSC") network. The PSC network acts as an extension of the Privacy and Information Security teams. In line with the PSC charter, champions provide a key touch point in relevant business units, bolster awareness of ICON's respective privacy and security programs and provide direct support in response to priorities dictated by ICON's Privacy and Security Council (chaired by ICON's DPO and the Vice President of Cyber & Information Security).

For information about our cybersecurity program see *Item 16K Cybersecurity*.

*Responsible Use of Artificial Intelligence*

ICON is committed to the responsible and ethical use of artificial intelligence ("AI") across our operations. Our approach to AI is guided by a framework of governance, regulatory compliance and respect for client confidentiality and intellectual property. Human judgment and oversight remain integral to the design, deployment and monitoring of AI-enabled solutions. We have structured governance mechanisms and key oversight provisions to comply with the EU AI Act and other laws and support the goals of our AI Ethical Principles.

We have implemented an Artificial Intelligence Governance Policy and a set of AI Ethical Principles which are supported by existing policies relating to data protection and information security, intellectual property, IT governance and supplier management, which apply to the development and use of AI tools.

AI governance is overseen by an AI Governance Committee comprising representatives from IT Digital Operations, Enterprise AI & AI Centre of Excellence ("CoE") team, Legal, Global Data Protection, Operations and IT Information Security functions and other relevant functions. It operates under the direction of, and reports to, the Chief Information Officer ("CIO") and the CAO. The AI Screening Committee, a sub-committee of the AI Governance Committee, reviews proposals for AI deployment. AI governance processes are integrated into our overall risk management process, which is monitored by the executive leadership team and reported to the Board. The CIO and CAO provide the Board with AI governance updates as required.

ICON has expanded its IT trainings and digital literacy programs to include AI education, providing training and resources to enhance AI literacy across our workforce in support of responsible AI adoption. We also maintain an internal AI Champions Network to promote best practices across the organization.

*Sustainable procurement*

ICON maintains policies and processes to support responsible, sustainable, and ethical business practices. Our goal is to source from suppliers whose values align with our own, and who are socially and environmentally responsible and conscious. In 2024 we launched a Sustainable Procurement Policy that outlines our expectations for suppliers relating to sustainability. This policy applies to all suppliers and aims to ensure ICON maintains a responsible and sustainable supply chain.

We manage our suppliers through our Global Procurement department. The onboarding of all new suppliers is completed through a robust centrally managed due diligence process. Environmental sustainability, bribery, and corruption risks are a focus of our third-party assessment and management process.

ICON performs pre-engagement due diligence on our suppliers. This includes screening of sanctions lists, debarment, and adverse media. Suppliers are continuously monitored against sanctions and debarment lists and are periodically re-screened. Suppliers deemed higher risk are subject to enhanced due diligence and controls, which may include periodic training, auditing, and assessments.

As part of our onboarding process, we require our suppliers to abide by our Global Supplier Code of Conduct which incorporates the Pharmaceutical Supply Chain Initiative ("PSCI") principles for Responsible Supply Chain Management and sets out our standards and expectations regarding:

- Ethics and compliance
- Labor and human rights
- Health and safety
- Environmental stewardship

Our Global Supplier Code of Conduct also outlines channels to report concerns or grievances related to our suppliers, such as our Ethics Line. We operate a strict anti-retaliation policy and expect suppliers to do the same. We hold our suppliers accountable for meeting their contractual obligations, including commitments relating to the Global Supplier Code of Conduct and regulatory compliance. Contract non-compliance can result in termination of the business relationship and exclusion from future business with our company.

To further support the development of our sustainable procurement program, ICON has continued to engage with suppliers via Watershed and EcoVadis to assess data about sustainability maturity and greenhouse gas (GHG) emissions. With this data, we can factor sustainability-related criteria into our supplier selection process and build sustainability into our procurement practices.

**Sales and Marketing**

Our marketing strategy is focused on building a differentiated brand, positive perceptions and client consideration for ICON to support our business development efforts to develop deep, durable client relationships with pharmaceutical, biotechnology, medical device, and government and public health organizations. Our marketing activities are coordinated centrally to ensure consistent and differentiated market positioning for ICON and to ensure all marketing aligns with the overall strategic objectives of the business. Our business development teams are located throughout the Americas, Europe and Asia Pacific regions. Business development activities are carried out by account executives with assigned territories and global account directors supporting our large accounts. Specialized business development teams focus on growing each of our business areas. Collectively, our business development team, senior executives and project team leaders share responsibility for client relationships. Our aim is to be a preferred partner to our clients, to help them achieve their goals, and for ICON to gain repeat business and cross-sell additional service lines.

**Competition**

The CRO industry is fragmented, consisting of many small, niche service providers, a declining number of medium-sized providers and a smaller number of large CROs, including ICON, that are differentiated by the scale of their global operations, breadth of service portfolios and supporting technology infrastructure. The need to conduct complex research and access patients on a global basis is driving market share to these global CROs. When competing for large development programs, ICON competes primarily with IQVIA, PAREXEL, the PPD clinical research services brand of Thermo Fisher Scientific Inc., Fortrea and Syneos Health. In some specific markets, for example biotech and mid-tier pharma, ICON may also compete against mid-tier CROs. Competition also exists for acquisition candidates in addition to competition for customers.

CROs generally compete on the basis of operational experience, the ability to recruit patients on a global basis, the depth of therapeutic and scientific expertise, the strength of project teams, price and increasingly on the ability to apply new innovation that can drive significant time and cost savings throughout the development process. An evolving area of competition is the need to provide services that can help generate the evidence of the economic value of new treatments that payers and regulators require. This requires access to new data sources which includes information to support the identification of suitable investigator sites and patient populations as well as data on the value delivered by new products following marketing approval.

We believe that we compete favorably in all these areas and we continue to invest in our capabilities to ensure that we remain competitive in the future.

**Customers**

During the year ended December 31, 2025, revenue was earned from a wide range of customers and 24.8% of our revenues were derived from our top five customers, with no one customer individually contributing more than 10% of our revenues during the period. Our largest customer represented a strategic partnership with a large global pharmaceutical company and contributed 7.0% of revenue for the year.

During the year ended December 31, 2024, 25.2% (as restated) of our revenues were derived from our top five customers, with no one customer individually contributing more than 10% of our revenues during the period. Our largest customer represented a strategic partnership with a large global pharmaceutical company and contributed 7.8% (as restated) of revenue for the year ended December 31, 2024.

During the year ended December 31, 2023, 26.7% (as restated) of our revenues were derived from our top five customers, with no one customer individually contributing more than 10% of our revenues during the period. Our largest customer represented a strategic partnership with a large global pharmaceutical company and contributed 8.7% (as restated) of revenue for the year ended December 31, 2023.

The loss of, or a significant decrease in business from one or more of our key customers could have a material adverse impact on our results of operations.

**Unsatisfied Performance Obligation**

Our unsatisfied performance obligation consists of contracted revenue yet to be earned from projects awarded by clients. At December 31, 2025, we had contracted unsatisfied performance obligations of $14.9 billion (December 31, 2024: $15.9 billion, December 31, 2023: $14.8 billion). We believe that our unsatisfied performance obligation as of any date is not necessarily a meaningful predictor of future results due to the potential for cancellation or delay of the projects included in the unsatisfied performance obligation, and no assurances can be given on the extent to which we will be able to realize this unsatisfied performance obligation as revenue.

**Technology Solutions Overview**

To provide a cohesive view of our technology landscape, ICON organizes its solutions across four outcome-focused pillars: (i) design smarter trials; (ii) accelerate study start-up; (iii) run efficient operations; and (iv) unlock deeper insights. We also underpin delivery with robust infrastructure, security, governance, and enterprise applications. Key solutions referenced below include both long-standing proprietary platforms and newer AI-enabled capabilities.

*Design smarter trials:*

Our solutions help sponsors strengthen protocol design, feasibility, site identification and post-market planning.

- **One Search** – ICON's AI-powered site selection tool for rapid identification of high-performing investigative sites, synthesizing multiple data sources with machine learning and rich data visualization to improve start-up and site cycle times, reduce low-performing sites, and increase the percentage of studies meeting planned First Patient In ("FPI").
- **ICONex** – Visualizes expert networks and key opinion leaders ("KOLs"), including in rare diseases, to accelerate feasibility planning and protocol development.
- **Cassandra** – Applies AI/ML to real-world data and FDA / European Medical Agency ("EMA") post-marketing requirements to predict post-marketing study needs early in development, informing regulatory strategy and commercial planning.
- **ICONIK** (analytics) and Health Cloud – Core data platforms through which we gather, curate and analyze patient data to inform trial design and enable adaptive and risk-based strategies. Risk-based monitoring reduces overall cost and time to market whilst better protecting patient safety.
- **Electronic Medical Record ("EMR") / Electronic Health Record ("EHR") enablement** – Strategy and partnerships to use electronic medical record data for study design, feasibility, site identification and patient recruitment.

*Accelerate study start-up:*

Our study start-up portfolio streamlines contracting, site activation, training and document readiness.

- **HORIZON** – Advanced study start-up solution providing visibility, control and data insights across site activation and startup milestones.
- **SmartDraft** – AI-powered contract drafting that learns from precedent to accelerate negotiations and reduce friction in global site contracting.
- **FIRECREST** (Site Portal) – Comprehensive site performance management system for protocol training, document distribution, referrals and communication; includes FIRECREST eConsent for audit-ready, remote and on-site consenting with automatic capture of dates and signatures; integrated with ICON's Safety Reporting Solution and Site Question Management. FIRECREST includes videos and visual aids to assist in explaining complex scientific concepts and medical terms.
- **iSubmit** – Intelligent Electronic Trial Master File ("eTMF") automation that streamlines document filing and compliance checks to improve inspection readiness.
- **ICOMaster** (eTMF) and third-party eTMF platforms (e.g., Wingspan, PhlexGlobal) – eTMF solutions for secure access, standardized setups and quality-controlled indexing.
- **ICON Digital Platform** ("IDP") – An end-to-end patient services platform enabling eConsent, electronic clinical outcome assessments ("eCOA") (with Mapi Research Trust instruments and translations), tele-visits, eSource, wearables/sensor data, multilingual support and concierge services for patients, caregivers and sites, reducing barriers to participation and enhancing inclusion.

*Run efficient operations:*

ICON deploys automation, integrated data and flexible study systems to optimize delivery quality, speed and cost.

- **Clinical Data Studio** – Centralized, automated data platform unifying data from multiple sources to provide a real-time view that improves monitoring, quality and decision-making.
- **Risk-Based Monitoring** ("RBM") – Services leveraging near-real-time clinical data to drive prioritized monitoring schedules and adaptive strategies that protect patient safety while reducing cost and time to market.
- **Clinical Monitoring** – Modern monitoring services aligned with decentralized and hybrid models.
- **Flex Advantage** – Configurable, web-based Interactive Response Technology / Randomization Trial Supply Management platform delivering the right drug to the right patient at the right time, with inventory management and randomization control.
- **Interactive Response Technology** – ICON's interactive response technology for centralized patient randomization, drug inventory management and multi-channel data capture via phone, browser or mobile.
- **CARD** – Cloud-based platform that simplifies end-of-study clinical archive record distribution to sites with automated file delivery and compliance checks.
- **Operational Metrics & Reporting** ("OMR" / AI Navigation Assistant) – Generative AI-enabled analytics to transform operational metrics into actionable insights, improving transparency and decision-making across the clinical research process.
- **FORWARD+** – AI-enabled resource forecasting and optimization for smoother trial execution.
- **Study Start-up Site Contracts** – Automated workflows that streamline contract generation and review to accelerate site activation.

*Unlock deeper insights:*

We connect, analyze and synthesize clinical and real-world data to support safety oversight and development decision-making.

- **Mapi Research Trust ("MRT") COA** – AI-driven outcomes intelligence, updating eCOA libraries in near real-time using natural language processing to support outcomes strategy and trial design.
- **Control Tower** – Real-time data monitoring and analytics to spot trends and outliers and provide oversight throughout trial conduct.
- **Pharmacovigilance & Safety** – Services built on Oracle ARGUS, an FDA-regulated, 21 CFR Part 11–compliant platform that generates all required regulatory reports. Augmented by ICON's risk-management tools (e.g., ORCA Safety business rules engine and Signet benefit–risk intelligence), these solutions enable early signal detection and comprehensive regulatory compliance.
- **Population Pharmacokinetics/Pharmacodynamics** – Industry-standard pharmacometrics via NONMEM® and PDx-POP® to support modelling and simulation across development.
- **Imaging and Cardio Safety** – Internally developed Medical Image Review and Analysis system ("MIRA")  and Maestro platforms together with Medidata's Rave Commercial Imaging to collect, manage and analyze imaging data.

## Using Informatics to Provide Accurate and Timely Access to Data

Our informatics strategy provides access to accurate and timely information for sponsors and project teams, enabling management of study data from Electronic Data Capture ("EDC"), patient engagement, EMR/EHR, mobile health, telehealth, wearables and central laboratories. Enhancements to ICONIK have standardized study-specific data derivations for safety monitoring and decision-making, with new visualizations for risk-based, safety and adaptive monitoring.

Decentralized and hybrid trials are enabled through the ICON Digital Platform ("IDP") with automated data aggregation, real-time access, robotic process automation, and forecasting and prediction algorithms (the "ARCADES" Automated, Real-time, Centralized, Accessible, Discoverable & Scalable Data Enterprise Control Tower). This reduces site and patient burden while providing real-time oversight and integrated, harmonized data flows to sponsor systems.

## Underpinning Technology Delivery with Robust IT Infrastructure & Governance

ICON uses a range of enterprise applications to enable global delivery of our services. These include Veeva (SOP document management), Cornerstone (training delivery), ServiceNow (workflow and automation), SailPoint (identity governance), PEGA (safety reporting), Oracle ARGUS (pharmacovigilance), Salesforce (CRM), Medidata (clinical systems), Oracle eBusiness Suite with Hyperion (finance), Workday (HR), and Box, Microsoft 365/Teams/SharePoint for collaboration.

Our IT systems operate from data center hubs in Europe, North America and Asia, using industry-standard networking for secure global connectivity. Mobile staff access systems via secure remote portals. IT expenditure is authorized under strict governance policies requiring senior-level approval and measurable benefits. A global intranet portal serves as the gateway for authorized data and applications and supports company-wide communications.

## Laboratory and imaging

ICON's laboratories operate comprehensive software suites including laboratory information management system ("LIMS"), kit/sample management and web interfaces for online review. Sample Inventory Management System ("SIMS") provides detailed inventory reporting and drill-down capabilities to expedite sample retrieval at critical junctures. Imaging and cardio safety services are supported by MIRA, Maestro, and Medidata's Rave Commercial Imaging.

## Finance operations and investigator payments

Global finance operations utilize Oracle eBusiness Suite (with Hyperion reporting), while Workday supports human-resource management. Business development and contracting teams use Salesforce CRM. Investigator payments are processed primarily via the Accelerated Payment Entitlements Calculation System ("APECS") for timely, accurate payments to sites.

## Accelerating Clinical Research with AI

ICON operates a dedicated AI Centre of Excellence to accelerate trials, optimize resources and ensure compliance, underpinned by ethical governance and data privacy. Our focus is to find signals quickly, connect information intelligently, predict outcomes and take proactive action to accelerate processes or mitigate risks. Examples include OneView (secure multi-source data integration and interactive dashboards), OneSearch, EXACT™ (CDISC standards automation), ICONex, iSubmit, MRT COA, FORWARD+, SmartDraft, Operational Metrics AI ("OMR") and CARD. These solutions are complemented by our automation strategy and Robotic Process Automation ("RPA") capabilities to remove manual bottlenecks.

**Cybersecurity**

For information on Cybersecurity refer to Item 16K. *Cybersecurity.*

ICON continuously evaluates its technology portfolio through formal roadmapping, validation, and post-implementation review. Quality oversight is supported by standard operating procedures, audit trails, and role-based access controls, with periodic training to maintain compliance across staff and vendors. Where appropriate, ICON benchmarks platform performance using cycle-time metrics, protocol deviation rates, and user feedback to identify further optimization opportunities. We also maintain documented business continuity plans and disaster recovery testing across our core platforms, with regular penetration testing and vulnerability management aligned to industry standards. Our supplier management process includes due diligence, data protection assessments, and ongoing service-level monitoring to ensure fitness-for-purpose and regulatory conformity across jurisdictions.

**Contractual Arrangements**

We are generally awarded projects based upon our responses to requests for proposals received from companies in the pharmaceutical, biotechnology and medical device industries, or through strategic partnership agreements.

Revenues on long term contracts are recognized based on an assessment of progress towards completion. Payment terms usually provide either for payments based on the delivery of certain identified milestones, units delivered or monthly payments, according to a contracted payment schedule over the life of the contract. Where there are changes in the scope of a trial or in the services to be provided by us, a change order or amendment is issued which may result either in an increase or decrease in the contract value. We also contract on a "fee-for-service" or "time and materials" basis.

Contract periods may range from several weeks to several years depending on the nature of the work to be performed. In many cases, an upfront portion of the contract fee is paid at the time the study or trial is started. The balance of the contract fee is generally payable in installments over the study or trial duration and may be based on the completion of certain performance targets or "milestones", on units delivered, or on a fixed monthly payment schedule. Installment payments may be based on key metrics for example target patient enrollment progress or delivery of the study database.

The progress towards completion for clinical service contracts is measured based on total project costs (fees are therefore inclusive of third party costs). Reimbursable costs include payments to investigators, travel and accommodation costs and various other expenses incurred over the course of the clinical trial which are fully reimbursable by the client. Reimbursable expenses are included within the contract and are invoiced on a monthly basis based on actual expenses incurred. Expenses incurred are determined by reference to activity.

As the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred, we usually negotiate currency fluctuation clauses in our contracts which allow for price adjustments if changes in the relative value of those currencies exceed predetermined tolerances.

Most of our contracts are terminable immediately by the client with justifiable cause or with 30 to 90 days' notice without cause. In the event of termination, we are usually entitled to all sums owed for work performed and expenses incurred through the notice of termination and all costs associated with termination of the study. Termination or delay in performance of a contract occurs for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the client's decision to de-emphasize a particular trial, inadequate patient enrollment or investigator recruitment.

**Risk Management**

Our Chief Executive Officer and other members of the executive management team are responsible for day-to-day risk management of the Company and our Board oversees management's activities through both the full Board and its committees. Members of the executive management team are members of ICON's Quality and Risk Forum, which reviews risk. Our executive management team regularly reports to the Board and its Committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. The Board oversees general business and market risk management, our Audit Committee oversees risk management with respect to financial statements, accounting and financial controls, our Compensation and Organization Committee oversees risk management with respect to our compensation plans, policies and procedures and our Nominating, Sustainability and Governance Committee oversees risks relating to ESG matters. Internal audit reports functionally and administratively to our Chief Financial Officer and directly to the Audit Committee. With respect to non-financial risk management, including cybersecurity, legal compliance, privacy, enterprise risk and AI governance, the Board and its Committees receive updates from the appropriate executives on the primary risks facing the Company and the measures the Company is taking to mitigate such risks.

**Government Regulation**

The clinical development of new drugs is highly regulated by government agencies. The international standards for the conduct of clinical studies include:

- Good Clinical Practice ("GCP"), which stipulates procedures designed to ensure the quality and integrity of data obtained from clinical testing and to protect the rights and safety of clinical subjects.
- Good Manufacturing Practice ("GMP") is the aspect of quality assurance that ensures that medicinal products are consistently produced and controlled to the quality standards appropriate to their intended use and as required by the product specification.
- Good Distribution Practice ("GDP") ensures that the quality of a pharmaceutical product is maintained by means of adequate control of the numerous activities which occur throughout the distribution process by ensuring that products are appropriately stored, transported and handled.

The U.S. FDA and other national regulators have promulgated regulations and guidelines that pertain to applications to initiate trials of products, the approval and conduct of studies, report and record retention, informed consent, applications for the approval of drugs and post-marketing requirements. Pursuant to these regulations and guidelines, service providers that assume the obligations of a drug sponsor are required to comply with applicable regulations and are subject to regulatory action for failure to comply with such regulations and guidelines. In the United States and Europe, the trend has been in the direction of increased regulation and enforcement by the applicable regulatory authority.

In providing services in the United States, we are obligated to comply with FDA requirements governing such activities. These include ensuring that the study is approved by an appropriate Independent Review Board ("IRB") and Ethics Committee, obtaining patient informed consents, verifying qualifications of investigators, reporting patients' adverse reactions to drugs and maintaining thorough and accurate records. We must maintain critical documents for each study for specified periods, and such documents may be reviewed by the study sponsor and the FDA.

The services we provide outside the United States are ultimately subject to similar regulation by the relevant national regulatory authority. In addition, our activities in Europe are in compliance with the European Medicines Agency processes.

We must retain records for each study for specified periods for inspection by the client and by the applicable regulatory authority during audits. If we fail to comply with applicable regulations and guidelines, it could result in a material adverse effect. In addition, our failure to comply with applicable regulations and guidelines, depending on the extent of the failure, could result in fines, debarment, termination or suspension of ongoing research, the disqualification of data or litigation by clients, any of which could also result in a material adverse effect.

**Potential Liability and Insurance**

The nature of our business exposes us to potential liability including, but not limited to, potential liability for (i) breach of contract or negligence claims by our customers and, (ii) third party (such as patients) claims in respect of our performance of services.

In addition, although we do not believe we are legally responsible for acts of third party investigators (physicians running trials), we could be subject to claims arising as a result of the actions of these investigators.

We try to reduce this potential liability by:

- Seeking contractual indemnification from customers in relation to certain activities. The terms and scope of indemnification varies from customer to customer and project to project and the performance of these indemnities is not secured. As a result, we bear the risk that indemnification may not be relevant or sufficient or that the indemnifying party may not have the financial ability to fulfill its indemnification obligations. This indemnification does not protect us against our own acts or omissions such as our negligence or where our performance does not reach the required contractual, industry or regulatory standard.
- Maintaining worldwide professional liability insurance. While we maintain the types and amounts of insurance we view as customary in the industries and countries in which we operate, there is no guarantee that we will continue to be able to maintain such insurance coverage on terms acceptable to us, if at all, or that the relevant policy will respond and provide cover when we want it to.

We could be materially adversely affected if ICON is required to pay damages or bear the costs of defending or settling any claim which a) is outside the scope of or in excess of a contractual indemnification provision, b) an indemnifying party does not fulfill its indemnification obligations, c) the claim is in excess of the level of our insurance coverage or d) the relevant circumstances are not covered by our insurance policies.

### C. Organizational Structure

Details of the Company's significant subsidiaries or entities under the Company's control at December 31, 2025 are as follows:

| Company | Country | Group ownership |
|---|---|---|
| ICON Clinical Research S.A. | Argentina | 100% |
| RPS Research S.A. | Argentina | 100% |
| ICON Clinical Research PTY Limited | Australia | 100% |
| KCR CRO Pty Ltd | Australia | 100% |
| Medpass International Pty Ltd | Australia | 100% |
| Pharmaceutical Research Associates Pty Limited | Australia | 100% |
| ICON Clinical Research Austria GmbH | Austria | 100% |
| RPS Research Austria GmbH | Austria | 100% |
| IMP-Logistics Bel, FLLC | Belarus | 100% |
| ICON Clinical Research Belgium B.V. | Belgium | 100% |
| RPS Bermuda, Ltd. | Bermuda | 100% |
| ICON Pesquisas Clínicas Ltda. | Brazil | 100% |
| Pharmaceutical Research Associates Ltda. | Brazil | 100% |
| RPS do Brasil Serviços de Pesquisas Ltda. | Brazil | 100% |
| RPS China Inc. | British Virgin Islands | 100% |
| ICON Clinical Research EOOD | Bulgaria | 100% |
| KCR CRO Ltd. | Bulgaria | 100% |
| Pharmaceutical Research Associates Bulgaria EOOD | Bulgaria | 100% |
| 3065613 Nova Scotia Company | Canada | 100% |
| ICON Clinical Research (Canada) Inc. | Canada | 100% |
| Pharmaceutical Research Associates ULC | Canada | 100% |
| Services de Recherche Pharmaceutique Srl | Canada | 100% |
| Oxford Outcomes LTD. | Canada (British Columbia) | 100% |
| ICON Life Sciences Canada Inc. | Canada- Ontario | 100% |
| ICON Chile Limitada | Chile | 100% |
| PRA Health Sciences Chile SpA | Chile | 100% |
| ICON Clinical Research (Beijing No.2) Co., Ltd | China | 100% |
| ICON Clinical Research (Beijing) Co., Ltd | China | 100% |
| PRA Health Sciences China, Inc. | China | 100% |
| PRA Health Sciences Colombia Ltda. | Colombia | 100% |
| Research Pharmaceutical Services Costa Rica, LTDA. | Costa Rica | 100% |
| ICON Research Ltd. | Croatia | 100% |
| Pharm Research Associates Ltd. | Croatia | 100% |
| ICON Clinical Research Czech Republic s.r.o. | Czech Republic | 100% |
| KCR Czech Republic a.s., (in Liquidation) [2] | Czech Republic | 100% |
| DOCS International Nordic Countries A/S | Denmark | 100% |
| Pharmaceutical Research Associates Denmark ApS | Denmark | 100% |
| ICON Clinical Research Egypt Limited Liability Company | Egypt | 100% |
| KCR Baltics OÜ | Estonia | 100% |
| RPS Estonia OÜ | Estonia | 100% |
| DOCS International Finland Oy | Finland | 100% |
| Pharmaceutical Research Associates Finland Oy | Finland | 100% |
| ICON Clinical Research S.A.R.L. | France | 100% |
| Mapi Research Trust[1] | France | 100% |
| Oncacare France SAS | France | 100% |

| Company | Country | Group ownership |
|---|---|---|
| ReSearch Pharmaceutical Services France S.A.S. | France | 100% |
| IMP Logistics Georgia LLC | Georgia | 100% |
| KCR LLC | Georgia | 100% |
| Pharmaceutical Research Associates Georgia LLC | Georgia | 100% |
| Averion Europe GmbH i.L (in Liquidation) [3] | Germany | 100% |
| ICON Clinical Research Germany GmbH | Germany | 100% |
| KCR CRO GmbH | Germany | 100% |
| KCR Placement GmbH (in liquidation) | Germany | 100% |
| Oncacare (Germany) GmbH | Germany | 100% |
| Pharmaceutical Research Associates Greece A.E. | Greece | 100% |
| ICON Clinical Research Guatemala, S.A. | Guatemala | 100% |
| ICON Clinical Research Hong Kong Limited | Hong Kong | 100% |
| PRA Health Sciences (Hong Kong) Limited | Hong Kong | 100% |
| ICON Clinical Research Limited Liability Company | Hungary | 100% |
| Pharmaceutical Research Associates Hungary Research and Development Ltd. | Hungary | 100% |
| RPS Iceland ehf. | Iceland | 100% |
| ICON Clinical Research India Private Limited | India | 100% |
| Pharmaceutical Research Associates India Private Limited | India | 100% |
| Accellacare Limited | Ireland | 100% |
| ICON (LR) Limited | Ireland | 100% |
| ICON Clinical Global Holdings Unlimited Company | Ireland | 100% |
| ICON Clinical Research Holdings (Ireland) Unlimited Company | Ireland | 100% |
| ICON Clinical Research Limited | Ireland | 100% |
| ICON Clinical Research Property Development (Ireland) Limited | Ireland | 100% |
| ICON Clinical Research Property Holdings (Ireland) Limited | Ireland | 100% |
| ICON Global Treasury Unlimited Company | Ireland | 100% |
| ICON Holdings Clinical Research International Limited | Ireland | 100% |
| ICON Holdings Unlimited Company | Ireland | 100% |
| ICON Investments Four Unlimited Company (in Liquidation) | Ireland | 100% |
| ICON Investments Six Designated Activity Company | Ireland | 100% |
| ICON Operational Financing Unlimited Company | Ireland | 100% |
| ICON Operational Holdings Unlimited Company | Ireland | 100% |
| Oncacare Limited | Ireland | 100% |
| ICON Clinical Research Israel Ltd. | Israel | 100% |
| Pharmaceutical Research Associates Israel Ltd. | Israel | 100% |
| Oncacare Italy S.r.l | Italy | 100% |
| Pharmaceutical Research Associates Italy S.r.l. | Italy | 100% |
| ICON Clinical Research GK | Japan | 100% |
| ICON Investments Limited | Jersey | 100% |
| PRA Health Sciences Kenya Limited | Kenya | 100% |
| RPS Latvia SIA | Latvia | 100% |
| UAB RPS Lithuania | Lithuania | 100% |
| ICON Luxembourg S.à r.l. | Luxembourg | 100% |
| ICON CRO Malaysia Sdn. Bhd. | Malaysia | 100% |
| RPS Malaysia Sdn. Bhd. | Malaysia | 100% |
| ICON Clinical Research México, S.A. de C.V. | Mexico | 100% |
| Pharmaceutical Research Associates Mexico S. de R.L. de C. V. | Mexico | 100% |

| Company | Country | Group ownership |
|---|---|---|
| RPS Research México, S. de R.L. de C.V. | Mexico | 100% |
| RPS Research Servicios, S. de R.L. de C.V. | Mexico | 100% |
| DOCS International B.V. | Netherlands | 100% |
| Pharmaceutical Research Associates Group B.V. | Netherlands | 100% |
| PRA International Operations B.V. | Netherlands | 100% |
| ReSearch Pharmaceutical Services Netherlands B.V. | Netherlands | 100% |
| ICON Clinical Research (New Zealand) Limited | New Zealand | 100% |
| Pharmaceutical Research Associates New Zealand Limited | New Zealand | 100% |
| RPS Research Norway AS | Norway | 100% |
| RPS Panama Inc. | Panama | 100% |
| ICON Clinical Research Perú S.A. | Peru | 100% |
| RPS Perú S.A.C. | Peru | 100% |
| ICON Clinical Research Services Philippines, Inc. | Philippines | 100% |
| RPS Research Philippines, Inc. | Philippines | 100% |
| Curandus Sp z o.o. | Poland | 100% |
| ICON Clinical Research Poland Sp z o.o. | Poland | 100% |
| KCR Placement Sp z o.o. | Poland | 100% |
| KCR S.A. | Poland | 100% |
| Pharmaceutical Research Associates Sp. z o.o. | Poland | 100% |
| Symphony Clinical Research Sp z.o.o. | Poland | 100% |
| PRA International Portugal, Unipessoal, Lda. | Portugal | 100% |
| Research Pharmaceutical Services Puerto Rico, Inc. | Puerto Rico | 100% |
| ICON Clinical Research S.R.L. | Romania | 100% |
| Pharmaceutical Research Associates Romania S.R.L. | Romania | 100% |
| ICON Clinical Research (Rus) LLC | Russia | 100% |
| Joint Stock Company IMP Logistics | Russia | 100% |
| KCR LLC | Russia | 100% |
| ICON Clinical doo Beograd | Serbia | 100% |
| ICON Clinical Research doo Beograd | Serbia | 100% |
| ICON Clinical Research (Pte) Limited | Singapore | 100% |
| Mapi Life Sciences Singapore Pte. Ltd. | Singapore | 100% |
| Pharmaceutical Research Associates Singapore Pte. Ltd. | Singapore | 100% |
| ICON Clinical Research Slovakia, s.r.o. | Slovakia | 100% |
| KCR s.r.o. | Slovakia | 100% |
| Pharmaceutical Research Associates SK s.r.o. | Slovakia | 100% |
| Accellacare South Africa (PTY) LTD | South Africa | 100% |
| PRA Pharmaceutical S A (Proprietary) Limited | South Africa | 100% |
| RPS Research South Africa (Proprietary) Limited | South Africa | 100% |
| ICON Clinical Research Korea Limited | South Korea | 100% |
| Mapi Korea Yuhan Hoesa/ Mapi Korea LLC (in Liquidation) | South Korea | 100% |
| Pharmaceutical Research Associates Korea Limited | South Korea | 100% |
| Accellacare España S.L. | Spain | 100% |
| ICON Clinical Research España, S.L. | Spain | 100% |
| KCR CRO, S.L.U. | Spain | 100% |
| Oncacare (Spain), S.L. | Spain | 100% |
| Pharmaceutical Research Associates España, S.A.U. | Spain | 100% |
| RPS ReSearch Ibérica, S.L.U. | Spain | 100% |
| RPS Spain, S.L. | Spain | 100% |

| Company | Country | Group ownership |
|---|---|---|
| DOCS International Sweden AB | Sweden | 100% |
| PRA International Sweden AB | Sweden | 100% |
| DOCS International Switzerland GmbH | Switzerland | 100% |
| ICON Clinical Research (Switzerland) GmbH | Switzerland | 100% |
| PRA Switzerland AG | Switzerland | 100% |
| ICON Clinical Research Taiwan Limited | Taiwan | 100% |
| Pharmaceutical Research Associates Taiwan, Inc. | Taiwan | 100% |
| ICON Clinical Research (Thailand) Limited | Thailand | 100% |
| RPS Research (Thailand) Co., Ltd. | Thailand | 100% |
| ICON Ankara Klinik Arastirma Dis Ticaret Anonim Sirketi | Turkey | 100% |
| Pra Turkey Sağlik Araştirma Ve Geliştirme Limited Şirketi | Turkey | 100% |
| DOCS Ukraine LLC | Ukraine | 100% |
| ICON Clinical Research LLC | Ukraine | 100% |
| IMP-Logistics Ukraine LLC | Ukraine | 100% |
| KCR Ukraine LLC | Ukraine | 100% |
| Pharmaceutical Research Associates Ukraine LLC | Ukraine | 100% |
| Accellacare UK Limited | United Kingdom | 100% |
| Aptiv Solutions (UK) Ltd | United Kingdom | 100% |
| DOCS International UK Limited | United Kingdom | 100% |
| ICON (LR) Limited | United Kingdom | 100% |
| ICON Clinical (UK) Limited | United Kingdom | 100% |
| ICON Clinical Research (U.K.) Limited | United Kingdom | 100% |
| ICON Clinical Research (U.K.) No. 2 Limited | United Kingdom | 100% |
| ICON Clinical Research (U.K.) No. 3 Limited | United Kingdom | 100% |
| ICON Clinical Research (U.K.) No. 5 Limited | United Kingdom | 100% |
| ICON Clinical Research (U.K.) No. 6 Limited | United Kingdom | 100% |
| ICON Clinical Research Holdings (U.K.) Limited | United Kingdom | 100% |
| ICON Development Solutions Limited | United Kingdom | 100% |
| ICON Investments (UK) Ltd | United Kingdom | 100% |
| IMP Logistics UK Limited | United Kingdom | 100% |
| KCR CRO Ltd. | United Kingdom | 100% |
| Medeval Group Limited | United Kingdom | 100% |
| OncaCare (U.K.) Limited | United Kingdom | 100% |
| Sterling Synergy Systems Limited | United Kingdom | 100% |
| VSK (Kenilworth) Limited | United Kingdom | 100% |
| RPS Global S.A. | Uruguay | 100% |
| RPS Latin America S.A | Uruguay | 100% |
| KCR U.S., Inc. | USA - Delaware | 100% |
| ICON Early Phase Services, LLC | USA - Texas | 100% |
| ClinStar LLC | USA- California | 100% |
| Nextrials, Inc. | USA- California | 100% |
| Pharmaceutical Research Associates CIS, LLC | USA- California | 100% |
| Pharmaceutical Research Associates Eastern Europe, LLC | USA- California | 100% |
| Addplan, Inc. | USA- Delaware | 100% |
| Beacon Bioscience, Inc | USA- Delaware | 100% |
| C4 MedSolutions, LLC | USA- Delaware | 100% |
| Care Innovations, Inc. | USA- Delaware | 100% |
| Care Innovations, LLC | USA- Delaware | 100% |

| Company | Country | Group ownership |
|---|---|---|
| CHC Group, LLC | USA- Delaware | 100% |
| CRI NewCo, Inc. | USA- Delaware | 100% |
| CRI Worldwide, LLC | USA- Delaware | 100% |
| CRN Holdings, LLC | USA- Delaware | 100% |
| CRN NORTH AMERICA, LLC | USA- Delaware | 100% |
| Global Pharmaceutical Strategies Group, LLC | USA- Delaware | 100% |
| ICON Clinical Investments, LLC | USA- Delaware | 100% |
| ICON Clinical Research LLC | USA- Delaware | 100% |
| ICON Clinical Research, LP | USA- Delaware | 100% |
| ICON Laboratory Services, Inc. | USA- Delaware | 100% |
| ICON Tennessee, LLC | USA- Delaware | 100% |
| ICON US Holdings Inc. | USA- Delaware | 100% |
| International Medical Technical Consultants, LLC | USA- Delaware | 100% |
| MMMM Consulting, LLC | USA- Delaware | 100% |
| MMMM Group, LLC | USA- Delaware | 100% |
| MolecularMD Corp. | USA- Delaware | 100% |
| Oncacare, Inc. | USA- Delaware | 100% |
| Parallel 6, Inc. | USA- Delaware | 100% |
| PRA Early Development Research, Inc. | USA- Delaware | 100% |
| PRA Health Sciences, Inc. | USA- Delaware | 100% |
| PRA Holdings, Inc. | USA- Delaware | 100% |
| PRA International, LLC | USA- Delaware | 100% |
| PRA Receivables, LLC | USA- Delaware | 100% |
| PriceSpective LLC | USA- Delaware | 100% |
| PubsHub LLC | USA- Delaware | 100% |
| ReSearch Pharmaceutical Services, LLC | USA- Delaware | 100% |
| ReSearch Pharmaceutical Services, Inc. | USA- Delaware | 100% |
| Roy RPS Holdings LLC | USA- Delaware | 100% |
| RPS Global Holdings, LLC | USA- Delaware | 100% |
| RPS Parent Holding LLC | USA- Delaware | 100% |
| Source Healthcare Analytics, LLC[4] | USA- Delaware | 100% |
| Sunset Hills, LLC | USA- Delaware | 100% |
| Symphony Health Solutions Corporation[4] | USA- Delaware | 100% |
| Accellacare of Christie Clinic, LLC | USA- Illinois | 100% |
| Clinical Resource Network, LLC | USA- Illinois | 100% |
| CRI International, LLC | USA- New Jersey | 100% |
| DOCS Global, Inc. | USA- New Jersey | 100% |
| Managed Care Strategic Solutions, L.L.C. | USA- New Jersey | 100% |
| Accellacare of Charlotte, LLC | USA- North Carolina | 100% |
| Accellacare of Hickory, LLC | USA- North Carolina | 100% |
| Accellacare of Raleigh, LLC | USA- North Carolina | 100% |
| Accellacare of Rocky Mount, LLC | USA- North Carolina | 100% |
| Accellacare of Salisbury, LLC | USA- North Carolina | 100% |
| Accellacare of Wilmington, LLC | USA- North Carolina | 100% |
| Accellacare of Winston-Salem, LLC | USA- North Carolina | 100% |
| Accellacare US Inc. | USA- North Carolina | 100% |
| Complete Healthcare Communications LLC | USA- Pennsylvania | 100% |
| Complete Publication Solutions, LLC | USA- Pennsylvania | 100% |

| Company | Country | Group ownership |
|---|---|---|
| Accellacare of Charleston, LLC | USA- South Carolina | 100% |
| Accellacare of Bristol, LLC | USA- Tennessee | 100% |
| Lifetree Clinical Research, LC | USA- Utah | 100% |
| ICON Government and Public Health Solutions, Inc. | USA- Virginia | 100% |
| Pharmaceutical Research Associates, Inc. | USA- Virginia | 100% |
| ICON Clinical Research Vietnam LLC | Vietnam | 100% |

[1] Mapi Research Trust is an association, its members are ICON Subsidiary entities.

[2] KCR Czech Republic a.s. liquidated on January 6, 2026.

[3] Averion Europe GmbH i.L liquidated on March 26, 2026.

[4] On May 8, 2026, ICON completed the disposition of Symphony Health Solutions Corporation and its subsidiary Source Healthcare Analytics, LLC.

**D.    Description of Property**

Our principal executive offices are located in South County Business Park, Leopardstown, Dublin, Republic of Ireland, where we own an office facility of approximately 15,000 square meters. We also own a property in San Antonio, Texas. We lease all other properties.

We maintain forty-three offices in Europe; eight of our offices are in the UK, six in the Netherlands, three in Spain, two in each of Poland, Hungary, Russia, France, Sweden, and Ireland and one in each of Slovakia, Romania, Belgium, Georgia, Bulgaria, Belarus, Estonia, Germany, Czech Republic, Turkey, Israel, Ukraine, Italy and Latvia. We maintain thirty offices in North America; twenty-eight in the United States, and one in each of Canada and Mexico. We have seventeen offices in Asia; six in China (including one in Hong Kong), three in India, two in each of Japan and Singapore, and one in each of South Korea, Taiwan, Thailand and the Philippines. We have one office in Australia. We have five offices in South America: one in each of Argentina, Brazil, Chile, Colombia and Peru. We maintain one office in South Africa.

**Item 4A.    *Unresolved Staff Comments.***

Not applicable.

**Item 5.** *Operating and Financial Review and Prospects.*

**Management's discussion and analysis of financial condition and results of operations**

The following discussion and analysis should be read in conjunction with our consolidated financial statements, accompanying notes and other financial information, appearing in Item 18. The consolidated financial statements have been prepared in accordance with U.S. GAAP. The information included in the discussion and analysis below provides details on the information for the years ended December 31, 2025, December 31, 2024 (As Restated) and December 31, 2023 (As Restated).

*Restatement of Previously Issued Consolidated Financial Statements*

As described in the Explanatory Note to this Form 20-F, the Company has restated its consolidated financial statements for the Restated Periods. This "Management's discussion and analysis of financial condition and results of operations" gives effect to the restatement of the Company's previously issued consolidated financial statements and related disclosures as of and for the years ended December 31, 2024 and December 31, 2023, contained in its previously filed Form 20-F.

The restated financial statements as of and for the years ended December 31, 2024 and 2023 correct the following errors (the "Restatement Errors"):

- A $92.7 million overstatement of revenue for the year ended December 31, 2024 and a $65.3 million overstatement of revenue for the year ended December 31, 2023. Included in the revenue overstatements are errors of $73.6 million and $68.9 million for the years ended December 31, 2024 and 2023 respectively. These errors relate to improper adjustments recorded to recognize revenue outside of normal system processes for long-term clinical services revenue contracts, errors in determining the estimated cost to complete, the assessment of realizable value, and certain manual adjustments in respect of certain long-term clinical services revenue contracts. Also included in the revenue overstatements are errors of $19.1 million overstatement and $3.6 million understatement for the years ended December 31, 2024 and 2023 respectively.
- An overstatement of unbilled revenue and unearned revenue in respect of right of offset, as at December 31, 2024 and December 31, 2023 of $192.4 million and $100.8 million respectively due to certain contract assets and liabilities with a legal right of offset not being identified.
- A $13.1 million overstatement of income tax expense for the year ended December 31, 2024 and a $6.6 million understatement of income tax expense for the year ended December 31, 2023

In addition to the errors described above, the Restatement also includes adjustments to correct certain other immaterial errors, consisting of adjustments to reclassify certain balance sheet accounts and immaterial adjustments to record previously unrecorded adjustments including those identified in audits of prior years' financial statements (the "Other Adjustments").

Detailed restatements of the Company's consolidated financial statements for the years ended December 31, 2024 and December 31, 2023 are provided in Note 1A. *Restatement of Previously Issued Consolidated Financial Statements* in the Notes to the Consolidated Financial Statements of this Form 20-F.

**Overview**

We are a CRO providing outsourced development services on a global basis to pharmaceutical, biotechnology, medical device and government and public health organizations. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. Our vision is to be the partner of choice by delivering industry leading solutions and best in class performance in clinical development.

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in the major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated "full service" solution. At December 31, 2025, we employed approximately 40,100 employees, in 97 locations in 55 countries. During the year ended December 31, 2025 we derived 30.6%, 57.9% and 11.5% of our revenue in the United States, Europe, and the rest of the world, respectively. During the years ended December 31, 2024 (as restated) and December 31, 2023 (as restated) we derived 36.4%, 52.0% and 11.6%; and 40.7%, 48.3%, and 11.0% in the United States, Europe, and the rest of the world, respectively.

Revenue consists of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, with the balance of the contract fee generally payable in installments over the study or trial duration, based on the delivery of certain performance targets or milestones. Revenue from long term contracts is recognized on a proportional performance method based on the relationship between cost incurred and the total estimated costs of the trial or on a fee-for-service basis according to the particular circumstances of the contract. As is customary in the CRO industry, we contract with third party investigators in connection with clinical trials. Investigator costs and certain other third party costs are included in our assessment of progress towards completion and costs incurred in measuring revenue. Where these costs are reimbursed by clients, they are included in the total contract value recognized over time, based on our assessment of progress towards completion.

As the nature of our business involves the management of projects, the majority of which have a duration of one to four years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

Termination or delay in the performance of an individual contract may occur for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the client's decision to de-emphasize a particular trial or inadequate patient enrollment or investigator recruitment. In the event of termination, the Company is usually entitled to all sums owed for work performed through the notice of termination and certain costs associated with the termination of the study. In addition, contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration, or volume of services of the contract.

Our unsatisfied performance obligation comprises our assessment of contracted revenue yet to be earned from projects awarded by clients. At December 31, 2025, we had unsatisfied performance obligations of $14.9 billion (December 31, 2024: $15.9 billion, December 31, 2023: $14.8 billion) *(see Note 4. Accounts receivable, unbilled revenue (contract assets) and unearned revenue or payments on account (contract liabilities)* to the consolidated financial statements included in this Form 20-F for further details). We believe that our unsatisfied performance obligation as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects included in the unsatisfied performance obligation, and no assurances can be given on the extent to which we will be able to realize the unsatisfied performance obligation.

Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence, the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to translation exposures, we are also subject to transaction exposures where the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside of the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars or euro, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging, due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures.

As we conduct operations on a global basis, our effective tax rate has depended, and will depend, on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

## A. Operating Results

The following table sets forth, for the periods indicated, certain financial data as a percentage of revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

| | Year Ended December 31, | | | Change for the year ended December 31, | |
|---|---|---|---|---|---|
| | 2025 | 2024 (As Restated) | 2023 (As Restated) | 2025 vs 2024 | 2024 vs 2023 (As Restated) |
| | Percentage of Revenue | | | Percentage Increase/(Decrease) | |
| Revenue | 100.0 % | 100.0 % | 100.0 % | 0.8 % | 1.7 % |
| Costs and expenses: | | | | | |
| Direct costs | 73.6 % | 71.0 % | 70.8 % | 4.4 % | 2.0 % |
| Selling, general and administrative expense | 9.5 % | 8.9 % | 9.5 % | 7.1 % | (5.2)% |
| Depreciation | 1.9 % | 1.7 % | 1.6 % | 12.7 % | 9.6 % |
| Amortization | 2.7 % | 4.3 % | 5.7 % | (35.1)% | (23.8)% |
| Transaction and integration related | 0.3 % | 0.4 % | 0.6 % | (14.6)% | (33.1)% |
| Restructuring | 1.0 % | 1.1 % | 0.6 % | (14.2)% | 103.0 % |
| Goodwill impairment | 4.4 % | — % | — % | NM | NM |
| Impairment of non-financial assets | 1.2 % | — % | — % | NM | NM |
| Income from operations | 5.4 % | 12.6 % | 11.2 % | (57.1)% | 14.1 % |

*NM – Not Meaningful*

### Revenue

| | Year Ended December 31, | | | Year Ended December 31, | | | |
|---|---|---|---|---|---|---|---|
| | | | | Change | | | |
| (in thousands) | 2025 | 2024 (As Restated) | 2023 (As Restated) | 2025 vs 2024 | | 2024 vs 2023 (As Restated) | |
| Revenue | $ 8,251,340 | $ 8,188,990 | $ 8,054,926 | $ 62,350 | 0.8 % | $ 134,064 | 1.7 % |

*Year ended December 31, 2025 compared to year ended December 31, 2024 (As Restated)*

Revenue for the year ended December 31, 2025 increased by $62.4 million, or 0.8%, to $8,251.3 million, compared to $8,189.0 million for the year ended December 31, 2024. Revenue increased by 0.1% in constant currency terms.

During the year ended December 31, 2025 the Company derived 30.6%, 57.9% and 11.5% of our revenue in the United States, Europe and Rest of World respectively compared to 36.4%, 52.0% and 11.6% in the year ended December 31, 2024. Revenues from our top five customers amounted to $2,046.2 million in the year ended December 31, 2025 compared to $2,063.6 million in the year ended December 31, 2024 or 24.8% and 25.2% respectively. New customer accounts are continually added across the full portfolio of large pharma customer, mid-tier pharma customers and biotech customers.

Revenue in Ireland increased by $479.8 million in the year ended December 31, 2025, to $3,183.6 million, compared to $2,703.8 million for the year ended December 31, 2024. Revenue in Ireland during the year ended December 31, 2025 increased by 17.7% compared to an overall increase in Group revenue of 0.8%.  Revenue in Ireland is principally a function of our global contracting model (see Note 22. *Business Segment and Geographical Information* in Item 18. Financial Statements included in this Form 20-F for further details).

Revenue in the Rest of Europe increased by $31.4 million or 2.0%, to $1,590.9 million in the year ended December 31, 2025, compared to $1,559.5 million for the year ended December 31, 2024. Revenue in the U.S. decreased by $458.2 million or 15.4%, to $2,524.9 million, compared to $2,983.1 million for the year ended December 31, 2024. Revenue in our Rest of World (Other) region increased by $9.3 million or 1.0%, to $951.9 million, compared to $942.6 million for the year ended December 31, 2024. Revenue movements reflect the Company's global contracting model. (see Note 22. *Business Segment and Geographical Information* in Item 18. Financial Statements included in this Form 20-F for further details).

*Year ended December 31, 2024 compared to year ended December 31, 2023 (As Restated)*

Revenue for the year ended December 31, 2024 increased by $134.1 million, or 1.7%, to $8,189.0 million, compared to $8,054.9 million for the year ended December 31, 2023. Revenue increased by 1.7% in constant currency terms. The increase in revenues in the year ended December 31, 2024 was due to the Company's acquisitions and continued organic growth.

During the year ended December 31, 2024 the Company derived 36.4%, 52.0% and 11.6% of our revenue in the United States, Europe and Rest of World respectively compared to 40.7%, 48.3% and 11.0% in the year ended December 31, 2023. Revenues from our top five customers amounted to $2,063.6 million in the year ended December 31, 2024 compared to $2,152.0 million in the year ended December 31, 2023 or 25.2%, and 26.7% respectively. New customer accounts are continually added across the full portfolio of large pharma customer, mid-tier pharma customers and biotech customers.

Revenue in Ireland increased by $386.3 million in the year ended December 31, 2024, to $2,703.8 million, compared to $2,317.5 million for the year ended December 31, 2023. Revenue in Ireland during the year ended December 31, 2024 increased by 16.7% compared to an overall increase in Group revenue of 1.7%. Revenue in Ireland is principally a function of our global contracting model (see *Note 22. Business Segment and Geographical Information* in Item 18. Financial Statements included in this Form 20-F for further details).

Revenue in the Rest of Europe decreased by $13.4 million or 0.8%, to $1,559.5 million in the year ended December 31, 2024, compared to $1,572.9 million for the year ended December 31, 2023. Revenue in the U.S. decreased by $296.9 million or 9.1%, to $2,983.1 million, compared to $3,280.0 million for the year ended December 31, 2023. Revenue in our Rest of World (Other) region increased by $58.1 million or 6.6%, to $942.6 million, compared to $884.5 million for the year ended December 31, 2023. Revenue movements reflect the Company's global contracting model. (see *Note 22. Business Segment and Geographical Information* in Item 18. Financial Statements included in this Form 20-F for further details).

***Direct costs***

| | Year Ended December 31, | | | Year Ended December 31, | |
|---|---|---|---|---|---|
| | | | | Change | |
| (in thousands) | 2025 | 2024 (As Restated) | 2023 (As Restated) | 2025 vs 2024 | 2024 vs 2023 (As Restated) |
| Direct costs | $ 6,075,746 | $ 5,818,061 | $ 5,706,187 | $ 257,685 | $ 111,874 |
| % of revenue (as restated) | 73.6 % | 71.0 % | 70.8 % | 4.4 % | 2.0 % |

Direct costs for the year ended December 31, 2025 increased by $257.7 million, or 4.4%, to $6,075.7 million, compared to $5,818.1 million for the year ended December 31, 2024. Direct costs for the year ended December 31, 2024 increased by $111.9 million, or 2.0%, to $5,818.1 million, compared to $5,706.2 million for the year ended December 31, 2023. Direct costs consist primarily of investigator and other reimbursable costs, compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs for both December 31, 2025 as compared to December 31, 2024 and December 31, 2024 as compared to December 31, 2023, arose due to an increase in third party investigator/other reimbursable costs and laboratories partially offset by decreases in personnel related costs, and travel costs.

As a percentage of revenue, direct costs have increased to 73.6% of revenue during the year ended December 31, 2025 compared to 71.0% for the year ended December 31, 2024. As a percentage of revenue, direct costs have increased to 71.0% of revenue during the year ended December 31, 2024 compared to 70.8% for the year ended December 31, 2023.

***Selling, general and administrative***

| | Year Ended December 31, | | | Year Ended December 31, | |
|---|---|---|---|---|---|
| | | | | Change | |
| (in thousands) | 2025 | 2024 | 2023 | 2025 vs 2024 | 2024 vs 2023 |
| Selling, general and administrative | $ 780,139 | $ 728,348 | $ 768,559 | $ 51,791 | $ (40,211) |
| % of revenue (as restated) | 9.5 % | 8.9 % | 9.5 % | 7.1 % | (5.2)% |

Selling, general and administrative expenses for the year ended December 31, 2025 increased by $51.8 million, or 7.1%, to $780.1 million, compared to $728.3 million for the year ended December 31, 2024. Selling, general and administrative expenses for the year ended December 31, 2024 decreased by $40.2 million, or 5.2%, to $728.3 million, compared to $768.6 million for the year ended December 31, 2023.

Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and routine share based compensation expense for non-project-related employees, recruitment expenditures, professional service costs, advertising costs and all costs related to facilities and information systems. Further, costs incurred relating to the Investigation, including out of scope audit fees resulting from the impact of the Investigation, and in defense of the Putative Class Action (as referred to in Note 17. *Commitments and Contingencies* in Item 18. Financial Statements included in this Form 20-F) are classified within this category.

As a percentage of revenue, selling, general and administrative expenses increased to 9.5% of revenue during the year ended December 31, 2025, compared to 8.9% of revenue for the year ended December 31, 2024. The increase in selling, general and administrative expenses primarily relates to adverse foreign exchange movements ($39.3 million during the year ended December 31, 2025) and an increase in facility costs of $13.7 million, offset by decreases in professional fees, general and marketing costs of $21.5 million.

As a percentage of revenue, selling, general and administrative expenses decreased to 8.9% of revenue during the year ended December 31, 2024, compared to 9.5% of revenue for the year ended December 31, 2023. The decrease in selling, general and administrative expenses primarily reflects decreases in personnel costs ($29.9 million), facilities costs ($1.0 million), favorable foreign exchange movements ($31.0 million) offset by increases in general overhead, professional fees and marketing costs ($21.1 million).

### *Depreciation and amortization*

| (in thousands) | | Year Ended December 31, | | | | Year Ended December 31, | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | | | Change | |
| | | **2025** | | **2024** | **2023** | **2025 vs 2024** | **2024 vs 2023** |
| Depreciation | $ | 155,776 | $ | 138,209 | $ 126,096 | $ 17,567 | $ 12,113 |
| % of revenue (as restated) | | 1.9 % | | 1.7 % | 1.6 % | 12.7 % | 9.6 % |
| Amortization | $ | 227,220 | $ | 350,291 | $ 459,854 | $ (123,071) | $ (109,563) |
| % of revenue (as restated) | | 2.7 % | | 4.3 % | 5.7 % | (35.1)% | (23.8)% |

*Year ended December 31, 2025 compared to year ended December 31, 2024*

Depreciation expense for the year ended December 31, 2025 increased by $17.6 million or 12.7%, to $155.8 million, compared to $138.2 million for the year ended December 31, 2024. The depreciation charge reflects the investments in facilities, information systems and equipment. As a percentage of revenue, the depreciation expense increased to 1.9% of revenues, for the year ended December 31, 2025 compared to 1.7% for the year ended December 31, 2024. The depreciation charge has increased mainly due to additional investment in technology assets.

Amortization expense for the year ended December 31, 2025 decreased by $123.1 million or 35.1%, to $227.2 million, compared to $350.3 million for the year ended December 31, 2024. The amortization expense represents the amortization of intangible assets acquired in connection with business combinations. As a percentage of revenue, the amortization expense decreased to 2.7% for the year ended December 31, 2025, compared to 4.3% of revenue for the year ended December 31, 2024. The decrease in amortization is primarily due to the order backlog and trade name intangible assets recognized in connection with the PRA merger amounting to $500.0 million and $202.0 million respectively as of the date of acquisition, becoming fully amortized on July 1, 2024.

*Year ended December 31, 2024 compared to year ended December 31, 2023*

Depreciation expense for the year ended December 31, 2024 increased by $12.1 million or 9.6% to $138.2 million compared to $126.1 million for the year ended December 31, 2023. As a percentage of revenue, the depreciation expense increased to 1.7% of revenues, for the year ended December 31, 2024 compared to 1.6% for the year ended December 31, 2023. The depreciation charge has increased mainly due to additional investment in technology assets.

Amortization expense for the year ended December 31, 2024 decreased by $109.6 million or 23.8%, to $350.3 million, compared to $459.9 million for the year ended December 31, 2023. As a percentage of revenue, the amortization expense decreased to 4.3% for the year ended December 31, 2024, compared to 5.7% of revenue for the year ended December 31, 2023. The decrease in amortization is due to the order backlog and trade name intangible assets recognized in connection with the PRA merger amounting to $500.0 million and $202.0 million respectively as of the date of acquisition, becoming fully amortized on July 1, 2024.

**Restructuring, transaction and integration related expenses**

| (in thousands) | Year Ended December 31, | | | Year Ended December 31, | |
| --- | --- | --- | --- | --- | --- |
| | | | | Change | |
| | 2025 | 2024 | 2023 | 2025 vs 2024 | 2024 vs 2023 |
| Transaction and integration related | $ 25,269 | $ 29,574 | $ 44,176 | $ (4,305) | $ (14,602) |
| % of revenue (as restated) | 0.3 % | 0.4 % | 0.6 % | (14.6)% | (33.1)% |
| Restructuring | $ 79,069 | $ 92,123 | $ 45,390 | $ (13,054) | $ 46,733 |
| % of revenue (as restated) | 1.0 % | 1.1 % | 0.6 % | (14.2)% | 103.0 % |

During the years ended December 31, 2025, December 31, 2024 and December 31, 2023, the Company incurred $25.3 million, $29.6 million and $44.2 million respectively for transaction and integration related expenses. The charge includes costs associated with ongoing integration activities related to our recent acquisitions. Such costs include professional fees, legal costs and related integration costs.

The Company has also undertaken restructuring programs aimed at realigning its workforce as well as reviewing its global office footprint and optimizing its locations to best fit the requirements of the Company. These programs have resulted in a charge of $79.1 million, $92.1 million and $45.4 million in the years ended December 31, 2025, December 31, 2024 and December 31, 2023 respectively. The restructuring plans reflect workforce reductions of $74.6 million (December 31, 2024: $74.5 million and December 31, 2023: $34.1 million) and office consolidation programs to optimize the Company's office footprint of $4.5 million (December 31, 2024: $17.6 million and December 31, 2023: $11.3 million).

**Impairments**

| (in thousands) | Year Ended December 31, | | | Year Ended December 31, | |
| --- | --- | --- | --- | --- | --- |
| | | | | Change | |
| | 2025 | 2024 | 2023 | 2025 vs 2024 | 2024 vs 2023 |
| Goodwill impairment | $ 364,248 | $ — | $ — | $ 364,248 | $ — |
| % of revenue | 4.4 % | — | — | NM | NM |
| Impairment of non-financial assets | $ 101,027 | $ — | $ — | $ 101,027 | $ — |
| % of revenue | 1.2 % | — | — | NM | NM |

During the year ended December 31, 2025, the Company recorded a goodwill impairment charge of $364.2 million (December 31, 2024: $nil and December 31, 2023: $nil) in the Consolidated Statements of Operations related to the Data Solutions reporting unit. This represented the entire balance of goodwill attributed to the Data Solutions reporting unit.

During 2025, an impairment indicator was identified specific to the Company's Data Solutions reporting unit that indicated the carrying amount of the Data Solutions reporting unit may not be recoverable. This indicator related to the Company's revised expectations on the future performance of the reporting unit considering specific external market participant factors. As a result, the Company assessed the fair value of the Reporting Unit based on estimated future discounted cash flows and recorded an impairment charge.

This charge represents 4.4% of revenue for the year ending December 31, 2025. Impairment of non-financial assets of $101.0 million  (December 31, 2024: $nil and December 31, 2023: $nil) was recorded related to property, plant and equipment and intangible assets in the Data Solutions reporting unit. This charge represents 1.2% of revenue for the year ending December 31, 2025.

## Income from operations

| (in thousands) | Year Ended December 31, | | | Year Ended December 31, | |
|---|---|---|---|---|---|
| | | | | Change | |
| | 2025 | 2024 (As Restated) | 2023 (As Restated) | 2025 vs 2024 | 2024 vs 2023 (As Restated) |
| Income from operations | $ 442,846 | $ 1,032,384 | $ 904,664 | $ (589,538) | $ 127,720 |
| % of revenue | 5.4 % | 12.6 % | 11.2 % | (57.1)% | 14.1 % |

Income from operations decreased by $589.5 million, or 57.1%, to $442.8 million for the year ended December 31, 2025, compared to $1,032.4 million for the year ended December 31, 2024. As a percentage of revenue, income from operations decreased to 5.4% of revenues compared to 12.6% of revenues for year ended December 31, 2024. Excluding amortization of intangible assets and the non-cash impairment charges, income from operations decreased by $247.4 million, or 17.9%, to $1,135.3 million, compared to $1,382.7 million for the year ended December 31, 2024.

Income from operations for the year ended December 31, 2024 increased by $127.7 million, or 14.1% to $1,032.4 million, compared to $904.7 million for the year ended December 31, 2023. As a percentage of revenue, income from operations increased to 12.6% of revenues compared to 11.2% of revenues for year ended December 31, 2023. Excluding amortization of intangible assets,  income from operations increased by $18.2 million, or 1.3%, to $1,382.7 million, compared to $1,364.5 million for the year ended December 31, 2023.

Excluding amortization of intangible assets and the non-cash impairment charges, income from operations in Ireland decreased to $691.4 million for the year ended December 31, 2025 compared to $850.5 million for the year ended December 31, 2024. For the year ended December 31, 2024, income from operations in Ireland, excluding amortization of intangible assets, increased to $850.5 million compared to $840.1 million for the year ended December 31, 2023. As a percentage of revenue, excluding amortization of intangible assets and the non-cash impairment charges, income from operations in Ireland decreased to 21.7% for the year ended December 31, 2025 compared to 31.5% for the year ended December 31, 2024. As a percentage of revenue, excluding amortization of intangible assets, income from operations decreased to 31.5% for the year ended December 31, 2024 compared to 36.2% for the year ended December 31, 2023.

In the Rest of Europe region, excluding amortization of intangible assets and the non-cash impairment charges, income from operations decreased to $158.9 million for the year ended December 31, 2025 compared to $215.6 million for the year ended December 31, 2024. For the year ended December 31, 2024, excluding amortization of intangible assets, income from operations increased to $215.6 million compared to $152.7 million for the year ended December 31, 2023. As a percentage of revenue, excluding amortization of intangible assets and the non-cash impairment charges, income from operations in the Rest of Europe region decreased to 10.0% for the year ended December 31, 2025 compared to 13.8% for the year ended December 31, 2024. As a  percentage of  revenue, excluding amortization of intangible assets, income from operations in the Rest of Europe region increased to 13.8% for the year ended December 31, 2024 compared to 9.7% for the year ended December 31, 2023.

In the U.S. region, excluding amortization of intangible assets and the non-cash impairment charges, income from operations decreased by $39.3 million, to $206.6 million for the year ended December 31, 2025, compared to $245.9 million for the year ended December 31, 2024. For the year ended December 31, 2024, excluding amortization of intangible assets, income from operations decreased to $245.9 million compared to $311.2 million for the year ended December 31, 2023. As a percentage of revenue, excluding amortization of intangible assets and the non-cash impairment charges, income from operations in the U.S. region was unchanged at 8.2% for the year ended December 31, 2025 compared to 8.2% for the year ended December 31, 2024. As a percentage of revenue, excluding amortization of intangible assets, income from operations in the U.S. region decreased to 8.2% for the year ended December 31, 2024 compared to 9.5% for the year ended December 31, 2023.

In other regions, excluding amortization of intangible assets and the non-cash impairment charges, income from operations increased by $7.7 million to $78.4 million for the year ended December 31, 2025 compared to $70.7 million for the year ended December 31, 2024. For the year ended December 31, 2024, excluding amortization of intangible assets, income from operations increased to $70.7 million compared to $60.5 million for the year ended December 31, 2023. As a percentage of revenue, excluding amortization of intangible assets and the non-cash impairment charges, income from operations in the other regions increased to 8.2% for the year ended December 31, 2025 compared to 7.5% for the year ended December 31, 2024. As a percentage of revenue, excluding amortization of intangible assets, income from operations in the other regions increased to 7.5% for the year ended December 31, 2024 compared to 6.8% for the year ended December 31, 2023.

*Interest income and expense*

| (in thousands) | Year Ended December 31, | | | Year Ended December 31, | | | |
|---|---|---|---|---|---|---|---|
| | | | | Change | | | |
| | 2025 | 2024 | 2023 | 2025 vs 2024 | | 2024 vs 2023 | |
| Interest income | $ 7,109 | $ 8,609 | $ 5,014 | $ (1,500) | (17.4)% | $ 3,595 | 71.7 % |
| Interest expense | $ (197,490) | $ (237,237) | $ (336,699) | $ 39,747 | (16.8)% | $ 99,462 | (29.5)% |

Interest expense decreased to $197.5 million for the year ended December 31, 2025 compared to $237.2 million for the year ended December 31, 2024. The decrease in the period reflects significant repayments of the Company's loan facilities during 2024, the repricing of the senior secured term loan facility and senior secured revolving credit facility in March 2024, and the impact of reduced interest rates on the New Notes issued in May 2024. Interest income for the year ended December 31, 2025 decreased to $7.1 million, compared to $8.6 million for the year ended December 31, 2024.

Interest expense decreased to $237.2 million for the year ended December 31, 2024 compared to $336.7 million for the year ended December 31, 2023. The decrease in the period reflects significant repayments of the Company's loan facilities in 2023 and 2024, the repricing of the senior secured term loan facility and senior secured revolving credit facility in March 2024, the impact of reduced interest rates on the New Notes issued in May 2024 and the closure of the 2022 Swap and 2022 Caps. Interest income for the year ended December 31, 2024 increased to $8.6 million, compared to $5.0 million for the year ended December 31, 2023.

*Income tax expense*

| (in thousands) | Year Ended December 31, | | | Year Ended December 31, | |
|---|---|---|---|---|---|
| | | | | Change | |
| | 2025 | 2024 (As Restated) | 2023 (As Restated) | 2025 vs 2024 | 2024 vs 2023 (As Restated) |
| Income tax expense | $ 23,126 | $ 64,630 | $ 18,388 | $ (41,504) | $ 46,242 |
| Effective income tax rate | 9.2 % | 8.0 % | 3.2 % | 1.2 % | 4.8 % |

The Company's effective tax rate for the year ended December 31, 2025 increased to 9.2% from 8.0% for the year ended December 31, 2024. The effective tax rate for the year ended December 31, 2024 was 8.0%, 4.8% higher than December 31, 2023 whereby the effective tax rate was 3.2%, this difference was primarily due to changes in various tax laws and the level of deferred tax benefit associated with the amortization of intangible assets.

Excluding the non-cash impairment charges of $465.3 million related to the Company's Data Solutions reporting unit and the tax credit for the same, the Company's effective tax rate for the year ended December 31, 2025 was 9.2% in comparison to 8.0% for the year ended December 31, 2024.

Income tax expense decreased to $23.1 million for the year ended December 31, 2025 from $64.6 million for the year ended December 31, 2024 primarily due to the release of a deferred tax liability related to investments in foreign subsidiaries associated with unremitted earnings of $30.5 million, an increased level of deferred tax benefit associated with the amortization and impairments of intangible assets of $100.4 million (December 31, 2024: $48.3 million), and changes in various tax laws partially offset by the net release of provisions for uncertain tax positions during the year of $26.0 million, compared to a net release of provisions for uncertain tax positions in the year ended December 31, 2024 of $59.5 million. Income tax expense had increased to $64.6 million for the year ended December 31, 2024 compared to income tax expense of $18.4 million for the year ended December 31, 2023.

With the exception of the foregoing, the Company's effective tax rate remains principally a function of the distribution of pre-tax profits amongst the territories in which it operates.

**B.** **Liquidity and Capital Resources**

The CRO industry is generally not capital intensive. The Company's principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities and information systems enhancements, the purchase and sale of short term investments and acquisitions. Financing activities primarily reflect the servicing of the Company's external debt and transactions pertaining to its ordinary shares.

The Company's principal sources of cash are its existing cash and cash equivalents as well as cash generated from operations. In addition, the Company may from time to time supplement its liquidity through additional issuances of debt, the refinancing of existing indebtedness, borrowings under its revolving credit facility, or proceeds from the sale of assets or short-term investments, subject to prevailing market conditions.

The Company's material cash requirements in the next 12 months include the repayment of $500 million in aggregate principal amount of 2026 Notes, which will mature on July 15, 2026 and the repayment of $750 million in aggregate principal amount of 2027 Notes, which will mature on May 8, 2027. On April 27, 2026, ICON Global Treasury Unlimited Company entered into the Bridge Secured Credit Facility for an aggregate principal amount of $500.0 million. The proceeds of the Bridge Secured Credit Facility may be used to discharge and repay in full the 2026 Notes. However, the Company may determine to repay the 2026 Notes through cash on hand or an alternative refinancing arrangement.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between costs incurred and the total estimated contract costs. The cash flow from contracts typically consists of a down payment at the time the contract is entered into, with the balance paid in installments over the contract duration, in some cases on the achievement of certain milestones. Therefore, cash receipts do not correspond to costs incurred and revenue recognized on contracts. In the Company's opinion, working capital, together with the Company's available financing arrangements, including the Bridge Secured Credit Facility, is sufficient to meet the Company's present requirements, including the repayment of the 2026 Notes and 2027 Notes at maturity.

**Cash and cash equivalents and net borrowings**

| | Balance December 31, 2023 | (Drawn down)/ repaid | Net cash inflow/ (outflow) | Non-cash adjustments | Effect of exchange rates | Balance December 31, 2024 |
|---|---|---|---|---|---|---|
| | | | (in thousands) | | | |
| Cash and cash equivalents | 378,102 | — | 182,679 | — | (21,996) | 538,785 |
| Senior Secured Credit Facilities, 2026 Notes & New Notes | (3,775,589) | 360,283 | 12,679 | (23,533) | — | (3,426,160) |
| **Net cash and cash equivalents and borrowings** | **(3,397,487)** | **360,283** | **195,358** | **(23,533)** | **(21,996)** | **(2,887,375)** |

| | Balance December 31, 2024 | (Drawn down)/ repaid | Net cash inflow/ (outflow) | Non-cash adjustments | Effect of exchange rates | Balance December 31, 2025 |
|---|---|---|---|---|---|---|
| | | | (in thousands) | | | |
| Cash and cash equivalents | 538,785 | — | 77,415 | — | 31,095 | 647,295 |
| Senior Secured Credit Facilities, 2026 Notes & New Notes | (3,426,160) | 29,762 | — | (5,980) | — | (3,402,378) |
| **Net cash and cash equivalents and borrowings** | **(2,887,375)** | **29,762** | **77,415** | **(5,980)** | **31,095** | **(2,755,083)** |

Net cash and cash equivalents and borrowings is a useful measure that assists with understanding the Company's liquidity and capital resources, which is relevant to the Company's strategy. The Company's cash and cash equivalents, at December 31, 2025 amounted to $647.3 million compared to $538.8 million at December 31, 2024 and $378.1 million at December 31, 2023.

Refer to Note 13. *Bank credit lines, loan facilities and notes* to the consolidated financial statements included in this Form 20-F and notes for details on the Company's outstanding debt. Refer to Note 15. *Operating Leases* to the consolidated financial statements included in this Form 20-F for further details on the Company's contractual liabilities for lease arrangements.

### Cash flows

*Net cash from operating activities*

Net cash provided by operating activities decreased by $250.5 million to $1,036.2 million for the year ended December 31, 2025 as compared to net cash provided by operating activities of $1,286.7 million for the year ended December 31, 2024. The decrease in net cash provided by operating activities of $250.5 million is primarily due to a decrease and change in mix of revenue, changes in working capital, which are discussed further below, in addition to restructuring outflows.

Net cash provided by operating activities increased by $125.7 million to $1,286.7 million for the year ended December 31, 2024 as compared to net cash provided by operating activities of $1,161.0 million for the year ended December 31, 2023. The increase in net cash provided by operating activities of $125.7 million  is primarily due to  changes in working capital, which are discussed further below, in addition to reduced interest and changes in timing of income tax payments, offset by restructuring outflows.

 For the year ended December 31, 2025 the change in working capital is primarily attributable to a decrease in accounts receivable related cashflows of $440.8 million (as accounts receivable balances decreased in the year ended December 31, 2024 in comparison to an increase during the year ended December 31, 2025), offset by an improvement in unbilled revenue related cashflows of $131.1 million (as unbilled revenue balances increased during the years ended December 31, 2025 and December 31, 2024 - however not to the same extent in 2025) and an increase in unearned revenue cashflows of $165.3 million year on year (as unearned revenue balances decreased during the year ended December 31, 2024, in comparison to an increase during the year ended December 31, 2025). These changes result from differences in timing of revenue recognition, cash collection and billing on clinical trials.

For the year ended December 31, 2024 the change in working capital is primarily attributable to an increase in accounts receivable related cashflows of $390.0 million, a decrease in cash inflows from unbilled revenue of $310.5 million and a decrease in cash inflows from unearned revenue of $143.3 million. These changes result from differences in timing of revenue recognition, cash collection and billing on clinical trials.

The number of days' revenue outstanding at December 31, 2025 was 44 days (December 31, 2024: 42 days (as restated), December 31, 2023: 46 days (as restated). A decrease in the number of days' revenue outstanding during a period will result in cash inflows to the Company while an increase in days revenue outstanding will lead to cash outflows.

Cash generated from working capital and days' revenue outstanding may be positively or negatively impacted by, amongst others, the scheduling of contractual milestones over a study or trial duration, the achievement of a particular milestone during the period, the timing of receipt of invoices from third parties for reimbursable costs and the timing of cash receipts from customers. Contract fees are generally payable in installments based on the achievement of certain performance targets or "milestones" (e.g. target patient enrollment rates, clinical testing sites initiated or case report forms completed), such milestones being specific to the terms of each individual contract, while revenues on contracts are recognized as contractual obligations are performed. Further, credit terms negotiated between the Company and its customers, and movement in exchange rates also impact cash inflows and days' revenue outstanding.

*Net cash used in investing activities*

Net cash used in investing activities was $187.5 million for the year ended December 31, 2025 compared to net cash used in investing activities of $266.8 million for the year ended December 31, 2024. Net cash used in investing activities for the year ended December 31, 2025 was primarily related to cash outflows of $174.2 million for capital expenditures made mainly relating to investment in facilities and IT infrastructure, and $10.8 million in relation to investments in equity.

Net cash used in investing activities was $266.8 million for the year ended December 31, 2024 compared to net cash used in investing activities of $226.7 million for the year ended December 31, 2023. Net cash used in investing activities for the year ended December 31, 2024 was primarily related to cash outflows of $168.1 million for capital expenditures made mainly relating to investment in facilities and IT infrastructure, $84.2 million in relation to the acquisitions of HumanFirst and KCR Group and $14.5 million in relation to investments in equity.

*Net cash used in financing activities*

Net cash used in financing activities amounted to $771.3 million for the year ended December 31, 2025 compared with net cash used in financing activities of $837.2 million for the year ended December 31, 2024. In the year ended December 31, 2025, the Company made a net repayment of $29.8 million on external financing *(*See the *Consolidated Statements of Cash Flows* and *Note 13. Bank credit lines, loan facilities and notes* to the consolidated financial statements included in this Form 20-F for further details). Further, the Company repurchased 4,504,330 ordinary shares for a total consideration of $750.0 million. These outflows were offset by $9.7 million received by the Company from the exercise of equity compensation.

Net cash used in financing activities amounted to $837.2 million for the year ended December 31, 2024 compared with net cash used in financing activities of $844.0 million for the year ended December 31, 2023. In the year ended December 31, 2024, the Company made a net repayment of $360.3 million on external financing (See the *Consolidated Statements of Cash Flows* for further details). In addition, see Note 13. *Bank credit lines, loan facilities and notes* to the consolidated financial statements included in this Form 20-F for further details on the New Notes issued in May 2024 and the use of proceeds. Further, the Company repurchased 2,179,699 ordinary shares for a total consideration of $500.0 million. These outflows were offset by $36.2 million received by the Company from the exercise of equity compensation.

*Net cash inflow*

As a result of these cash flows, cash and cash equivalents increased by $108.5 million for the year ended December 31, 2025 compared to an increase of $160.7 million for the year ended December 31, 2024.

As a result of these cash flows, cash and cash equivalents increased by $160.7 million for the year ended December 31, 2024 compared to an increase of $89.3 million for the year ended December 31, 2023.

### C.      Research and development, patents and licenses

ICON plays a critical role in new drug development by undertaking activities in each of the different stages of the drug development process. Clinical trials result in an advancement in the field of medical science as they establish the safety and efficacy of new drugs, thus resolving scientific uncertainty. As one of a number of world leaders in clinical research and commercialization, ICON is a trusted partner for pharmaceutical and medical device companies in helping them to accelerate the development of drugs and devices that save lives and improve the quality of life. ICON's role in ensuring that the trial design is scientifically valid is a crucial part of the design and involves scientists, medical doctors and biostatisticians. ICON works with the sponsors in designing the conduct of the clinical research trial. ICON's role of conducting clinical trials is an integral part of the research and development process leading ultimately to a decision as to whether or not each drug is safe for human consumption, has the desired effect on targeted diseases and the best means of delivering that drug to the patient.

### D.      Trend information

Other than as disclosed elsewhere in this Form 20-F, we are not aware of any trends, uncertainties, demands, or commitments or events since December 31, 2025 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information in this Form 20-F to be not necessarily indicative of future operating results or financial conditions.

### E.      Critical Accounting Estimates

Note 2 *Summary of Significant Accounting Policies* to the audited consolidated financial statements provided elsewhere in this Form 20-F describes the significant accounting policies used in the preparation of the consolidated financial statements. The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. We base our estimates and judgments on historical experience and on the other factors that we believe are reasonable under current circumstances. Actual results may differ from these estimates if these assumptions prove to be incorrect or if conditions develop other than as assumed for the purposes of such estimates. The following is a discussion of the critical accounting estimates and judgments used by management. The application of these critical accounting estimates is discussed with the Audit Committee of the Board of Directors.

*Revenue Recognition - Clinical Trial Services*

Clinical trial services are a single performance obligation satisfied over time i.e. the full-service obligation in respect of a clinical trial (including those services performed by investigators and other parties) is considered a single performance obligation. Promises offered to the customer are not distinct within the context of the contract. Where we have concluded that ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical research project, the transaction price is determined by reference to the contract or change order value (total service revenue and pass-through/reimbursable expenses) adjusted to reflect a realizable contract value. An assessment of the realizable contract value is judgmental in nature. The realizable value assessment is updated at each reporting period, having regard to (i) contract terms and (ii) customer experience.

Revenue is recognized on a percentage completion basis as the single performance obligation is satisfied. The progress towards completion for clinical service contracts is measured based on an input measure being total project costs (inclusive of third party costs) at each reporting period. Measurement of the progress towards completion involves judgment and estimation. Assessment of completion requires an evaluation of labor and related time cost incurred at the reporting date and third party costs incurred at the reporting date. The assessment of third party costs incurred (principally investigator costs) requires a review of activity performed and recorded by the third party services providers. The timing of payments to third parties in respect of cost incurred reflects invoicing by third parties. The timing difference between the activity performed and receipt of invoices from third parties may result in significant accrued amounts at the date of reporting periods.

The assessment of progress towards completion also requires an up to date evaluation of the forecast costs to complete in respect of these projects. Given the long-term nature of the clinical trials, and the complex nature of those trials, the forecast costs to complete (being internal direct costs and costs that will be incurred by third parties (principally investigators)) is judgmental. Forecast time (and related costs) is determined by reference to (i) contract terms (ii) expectations on future performance and (iii) past experience. Forecast third party costs to complete are determined by project by reference to (i) contract terms (ii) expectations on future performance and (iii) past experience.

***Recoverability of Goodwill and Long-Lived Assets***

*Goodwill*

The Company assesses its goodwill for impairment annually or when events or circumstances indicate that the carrying amount of goodwill may be impaired. The annual impairment test for goodwill includes an option to perform a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying value. Reporting units are businesses with discrete financial information that is available and reviewed by management. If the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company performs the quantitative goodwill impairment test. The Company may also choose to bypass the qualitative assessment for any reporting unit in its goodwill assessment and proceed directly to performing the quantitative assessment.

If the Company elects to perform a qualitative assessment, events and circumstances considered for each reporting unit may include: (i) current year results, (ii) financial performance versus management's annual and multi-year strategic plans, (iii) changes in the reporting unit carrying value since prior year, (iv) industry and market conditions in which the reporting unit operates, (v) macroeconomic conditions, including discount rate changes, and (vi) changes in products or services offered by the reporting unit. Based on the results of the qualitative assessment, if the Company concludes that it is not more likely than not that the fair value of the reporting unit is less than its carrying values of the reporting unit, then no quantitative assessment is performed.

A quantitative assessment includes the estimation of the fair value of each reporting unit as compared to the carrying value of the reporting unit. The Company estimates the fair value of a reporting unit using both income-based and market-based valuation methods. The income-based approach is based on the reporting unit's forecasted future cash flows that are discounted to the present value using the reporting unit's weighted average cost of capital. For the market-based approach, the Company may utilize a number of factors such as publicly available information regarding the market capitalization of the Company as well as operating results, business plans, market multiples, and present value techniques. Based upon the range of estimated values developed from the income and market-based methods, the Company determines the estimated fair value for the reporting unit. If the estimated fair value of the reporting unit exceeds the carrying value, the goodwill is not impaired, and no further review is required.

The income-based fair value methodology requires management's assumptions and judgments regarding economic conditions in the markets in which the Company operates and conditions in the capital markets, many of which are outside of management's control. At the reporting unit level, fair value estimation requires management's assumptions and judgments regarding the effects of overall economic conditions on the specific reporting unit, along with assessment of the reporting unit's strategies and forecasts of future cash flows, terminal growth rates and discount rates.

Under the market-based fair value methodology, judgment may be required in evaluating market multiples and recent transactions.

The Company evaluates goodwill for impairment on an annual basis each year and upon the occurrence of a triggering event. In December 2025, the Company voluntarily changed its annual goodwill impairment testing date from September 30 to December 31 to align with the timing of the Company's annual budgeting process. Accordingly, management determined that the change in accounting principle is preferable under the circumstances. This change has been applied prospectively from December 31, 2025, as retrospective application is deemed impracticable due to the inability to objectively determine the assumptions and significant estimates used in earlier periods without the benefit of hindsight. This change was not material to the Company's consolidated financial statements as it did not delay, accelerate, or avoid any potential impairment charge.

During the year ended December 31, 2025, the Company recorded a total goodwill impairment charge of $364.2 million (December 31, 2024: $nil; December 31, 2023: $nil) in the Consolidated Statements of Operations related to the Data Solutions reporting unit. This represented the entire balance of goodwill attributed to the Data Solutions reporting unit.

*Other long lived assets*

The Company assesses long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable through future undiscounted cash flows. The amount of the impairment loss is the excess of the carrying amount of the impaired assets over the fair value of the assets based on estimated future discounted cash flows.

During 2025, an impairment indicator was identified specific to the Company's Data Solutions reporting unit that indicated the carrying amount of certain long-lived assets in the Data Solutions reporting unit may not be recoverable. This indicator related to the Company's revised expectations on the future performance of the reporting unit considering specific external market participant factors. As a result, the Company assessed the fair value of certain long-lived assets based on estimated future discounted cash flows and recorded an impairment charge of $101.0 million in the Consolidated Statements of Operations.

*Taxation*

Given the global nature of our business and the multiple taxing jurisdictions in which we operate, the determination of the Company's provision for income taxes requires significant judgments and estimates, the ultimate tax outcome of which may not be certain. Although we believe our estimates are reasonable, the final outcome of these matters may be different than those reflected in our historical income tax provisions and accruals.

The provision for income taxes includes federal, state, local and foreign taxes. We apply the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. We account for the impact of Global Intangible Low-Taxed Income ("GILTI") in the period it arises and therefore have not provided for deferred taxes in respect of this item. Recognition of deferred income tax assets is based on management's belief that it is more likely than not that the income tax benefit associated with certain temporary differences, income tax operating loss, capital loss carryforwards, and income tax credits, will be realized. Deferred tax assets are reduced by a valuation allowance to the amount that is more likely than not to be realized. We recognize the effect of income tax positions only if those positions will more likely than not be sustained. We determined the amount of the valuation allowance based, in part, on our assessment of future taxable income and in light of our ongoing income tax strategies. If our estimate of future taxable income or tax strategies changes at any time in the future, we record an adjustment to our valuation allowance. Recording such an adjustment could have a material effect on our financial condition or results of operations.

**F.      Summarized financial information of issuers and guarantors**

In connection with the offering of the New Notes by one of our subsidiaries, ICON Investments Six Designated Activity Company (the "Issuer"), disclosures required by Rule 13-01 (a)(1) through (3) of Regulation S-X are provided below.

The New Notes are guaranteed on a senior secured basis by ICON and its existing and future wholly owned subsidiaries organized in the United States, Ireland and the Grand Duchy of Luxembourg ("Luxembourg"), in each case that guarantee the obligations under our Senior Secured Credit Facilities and the 2026 Notes (the "Subsidiary Guarantors" and, collectively with ICON, the "Guarantors").

The New Notes are the senior secured obligations of the Issuer and the Guarantors and the New Notes rank equally in right of payment to all of the Issuer's and Guarantors' existing and future senior debt (including the Senior Secured Credit Facilities and the 2026 Notes) and senior in right of payment to all of the Issuer's and Guarantors' existing and future subordinated debt. The New Notes and the guarantees are secured on a first-lien basis by substantially all of the existing and future assets of the Issuer and the guarantors that also secure the Issuer's and the guarantors' obligations under the Senior Secured Credit Facilities and the 2026 Notes on a pari passu basis, subject to permitted liens, and the liens on the collateral securing the New Notes (the "Collateral") rank equally in priority with the liens on the collateral securing borrowings and guarantees under the Senior Secured Credit Facilities, the 2026 Notes and any other future pari passu first lien indebtedness. The New Notes and the guarantees are effectively senior to any of the Issuer's and the guarantors' existing and future unsecured indebtedness to the extent of the value of the assets securing the New Notes and the guarantees. The New Notes and the guarantees are structurally subordinated to all existing and future indebtedness and other liabilities of ICON's subsidiaries that will not guarantee the New Notes, which includes all of ICON's subsidiaries organized outside the United States, Ireland and Luxembourg and any other subsidiaries that do not guarantee the Senior Secured Credit Facilities or the 2026 Notes.

The New Notes are, jointly and severally, unconditionally, guaranteed on a senior secured basis by ICON and its existing and future wholly owned subsidiaries organized in a covered jurisdiction that guarantee the obligations under the Senior Secured Credit Facilities and the 2026 Notes. The obligations of each Guarantor under its note guarantee are limited as necessary to prevent the relevant note guarantee from constituting a fraudulent conveyance, fraudulent transfer or unlawful financial assistance under applicable law, or otherwise to reflect limitations under applicable law. By virtue of these limitations, the obligations of a Guarantor under its note guarantee could be significantly less than amounts payable with respect to the notes of any series or a Guarantor may have effectively no obligations under its respective note guarantee. ICON may, at any time, cause a subsidiary to become a Guarantor by executing and delivering a supplemental indenture providing for the guarantee of payment of the applicable series of notes by such subsidiary on the basis provided in the applicable indenture.

Any Guarantor will be automatically and unconditionally released from all obligations under its note guarantee, and such note guarantee shall thereupon terminate and be discharged and of no further force and effect:

- concurrently with any sale, exchange, disposition or transfer (by merger or otherwise) described in the preliminary prospectus supplement for the offering of New Notes, of any capital stock, or all or substantially all assets of such Guarantor following which such Guarantor is no longer a subsidiary of ICON or ceases to be organized in a covered jurisdiction;
- as to all Guarantors (other than ICON), at the time of any collateral release event;
- upon legal defeasance, covenant defeasance or satisfaction and discharge of the indenture governing the New Notes;
- upon the merger, amalgamation or consolidation of any Guarantor into ICON, the Issuer or another Guarantor or upon the liquidation, dissolution or winding up of such Guarantor;
- the release of such Guarantor from its guarantee under the Senior Secured Credit Facilities (except in the case of a release from the repayment in full of the Senior Secured Credit Facilities); or
- upon such Guarantor becoming an excluded subsidiary.

### Summarized Combined Financial Information

Summarized financial information (the "SFI"), as defined under Rule 1-02 (bb) of Regulation S-X, is provided below for the Issuer and Guarantor entities, collectively, the "Obligor Group" as of December 31, 2025 and for the year ended December 31, 2025. The SFI is presented on a combined basis with intercompany transactions and balances among the entities included in the Obligor Group eliminated. The Obligor Group SFI excludes investments in non-guarantor entities.

| | (Unaudited) |
| --- | --- |
| | **Year Ended December 31, 2025** |
| | **(in thousands)** |
| Revenue | $ 7,458,182 |
| Total costs and expenses (a) | 6,904,067 |
| Income from operations (a) | 554,115 |
| Net income (a) (b) | $ 697,416 |

(a) Includes amortization of intangible assets of $218.9 million and Impairment of non-financial assets of $101.0 million for the year ended December 31, 2025.
(b) Includes net intercompany interest expense of $40.0 million for the year ended December 31, 2025.

| | (Unaudited) |
| --- | --- |
| | **Year Ended December 31, 2025** |
| | **(in thousands)** |
| Current assets | $ 2,747,172 |
| Non-current assets (c) | 60,744,796 |
| Intercompany receivables | 1,373,556 |
| Total assets | $ 64,865,524 |
| | |
| Current liabilities | $ 2,609,722 |
| Non-current liabilities | 3,682,199 |
| Intercompany payables | 2,972,684 |
| Total liabilities | $ 9,264,605 |

(c) Non-current assets include each Guarantor's investment in Obligor Group subsidiaries, on a combined aggregated basis.

In the context of security for the New Notes, the combined financial information of entities whose securities are pledged as collateral (the "Pledgor Group") was determined to be materially consistent with the consolidated financial information of the ICON group (ICON and all of its subsidiaries) for the periods presented above, and as such, summarized combined financial information has not been presented for the Pledgor Group.

**Item 6. Directors, Senior Management and Employees.**

**A. Directors and Senior Management**

The following table and accompanying biographies set forth certain information concerning each of ICON plc's Directors, officers and other key employees as of May 27, 2026.

| Name | Age | Position |
|---|---|---|
| Ciaran Murray | 63 | Chair and Director |
| Barry Balfe [(1)(5)] | 47 | Chief Executive Officer and Director |
| Nigel Clerkin [(1)(5)] | 52 | Chief Financial Officer |
| Rónán Murphy [(2)(3)(5)] | 68 | Lead Independent Director |
| Dr. John Climax | 73 | Director |
| Eugene McCague [(3)(4)] | 67 | Director |
| Julie O'Neill [(2)(3)] | 60 | Director |
| Dr. Linda Grais [(2)(4)] | 70 | Director |
| Anne Whitaker [(4)] | 58 | Director |

(1) Named Executive Officer of the Company.
(2) Member of Compensation and Organization Committee.
(3) Member of Audit Committee.
(4) Member of Nominating, Sustainability and Governance Committee.
(5) Member of Execution Committee.

*Ciaran Murray*

Mr. Ciaran Murray graduated with a Bachelor of Commerce degree from University College Dublin in 1982. Mr. Murray subsequently qualified as a chartered accountant with PwC. Following qualification, Mr. Murray gained extensive global experience working as an executive in the fast moving consumer goods and technology sectors in Ireland, Italy, the UK and the US. Mr. Murray has been the Chair of ICON plc since March 2017 and an outside Director since May 2018. Mr. Murray served as Chief Executive Officer from October 2011 until March 2017 and was Chief Financial Officer from joining ICON plc in 2005 until his appointment as Chief Executive Officer in 2011. During his time with ICON plc, Mr. Murray was recognized for his leadership of ICON and the CRO industry. Mr. Murray served as Chair of the Association of Clinical Research Organizations ("ACRO") which represents the CRO industry globally. In addition, Mr. Murray was named as a leader in CRO Innovation by PharmaVOICE100, a listing of the most influential people in the bio pharma industry. University College Dublin awarded Mr. Murray an honorary degree of Doctor of Laws in 2013 for his support of third level research and innovation in Ireland. In 2018, the Royal Dublin Society awarded Mr. Murray the RDS Gold Medal for Enterprise for making an exceptional impact on Irish industry and commerce. Mr. Murray is also a member of the advisory Board of UCD Smurfit Business School.

*Barry Balfe*

Mr. Barry Balfe was appointed Chief Executive Officer ("CEO") in October 2025 having been appointed to the Board of Directors of ICON plc in September 2025. Prior to his role as CEO, he served as Chief Operating Officer from January 2025, having previously served as President of ICON Pharma Development Solutions. Mr. Balfe has been with ICON for over 20 years and has held a number of leadership roles across both full service and functional solutions at ICON where he has successfully grown business and has developed and led a number of new strategic partnerships with some of the world's largest pharmaceutical companies. Earlier roles included EVP, Global Business Development and, as part of the FSP leadership team, Mr. Balfe served as Senior Vice-President, Global Program Management where he oversaw operational design, planning & delivery within the resourcing and FSP businesses. Mr. Balfe initially joined ICON's Business Development team in 2003, before taking on the leadership of ICON's U.S. FSP business in early 2007 and subsequently overseeing European FSP operations. Mr. Balfe holds a Bachelor of Science degree in chemistry, having studied at Dublin City University and Ecole Nationale Supérieure de Chimie de Toulouse. Mr. Balfe subsequently studied pharmacoepidemiology and pharmacovigilance at London School of Hygiene and Tropical Medicine, the University of London; and completed the Stanford Executive Program, Stanford Graduate School of Business in 2023.

*Nigel Clerkin*

Mr. Nigel Clerkin was appointed Chief Financial Officer in October 2024. Mr. Clerkin commenced his career with KPMG Dublin, before joining Elan Corporation where he held a number of roles of increasing responsibility over a fifteen-year career, culminating in the role of Group Chief Financial Officer in 2011, which he held until 2014. Mr. Clerkin then moved to be Chief Financial Officer at ConvaTec, a global medical and technologies company, before becoming UDG Healthcare's Chief Financial Officer in 2018. During his tenure with UDG Healthcare, Mr. Clerkin led substantial change and improvement programs and oversaw strong financial growth across multiple business lines. Subsequently, Mr. Clerkin became Chief Financial Officer at LetsGetChecked, a global provider of at-home healthcare services. Mr. Clerkin holds a Bachelor of Science (Accounting) degree and a Master of Accounting degree from Queen's University Belfast and is also a qualified chartered accountant and a fellow of Chartered Accountants Ireland.

*Rónán Murphy*

Mr. Rónán Murphy has served as an outside Director of the Company since October 2016. He was appointed as Lead Independent Director in January 2019. Mr. Murphy is the former Senior Partner of PwC Ireland. He was elected Senior Partner in 2007 and was re-elected for a further four year term in 2011. Following completion of the maximum two terms, Mr. Murphy retired from the firm in 2015. Mr. Murphy was also a member of the PwC EMEA Leadership Board for a five year period from 2010 to 2015. Mr. Murphy joined PwC in 1980 and was admitted to the Partnership in 1992. Mr. Murphy currently serves as a non-executive director of Norbrook Holdings Limited. Mr. Murphy previously served as Chair of Greencoat Renewables PLC and as a council member of the ESRI, as Chair of Business in the Community Ireland and as a non-executive Director of Davy Stockbrokers. He is also a founding Board Member of the British Irish Chamber of Commerce. Mr. Murphy completed a Bachelor of Commerce and Masters in Business Studies at University College Dublin before qualifying as a chartered accountant in 1982.

*Dr. John Climax*

Dr. John Climax, one of the Company's co-founders, served as Chairman of the Board of the Company from November 2002 to December 2009 and as Chief Executive Officer from June 1990 to October 2002. Since January 2010 he has held a position as an outside Director and Emeritus Chair of the Company. In 2004 he established the Human Dignity Foundation, a Swiss charity dedicated to protecting vulnerable children from sexual exploitation and abuse. Dr. Climax has over 30 years of experience in the clinical research industry. Dr. Climax received his primary degree in Pharmacy from the University of Singapore, his Masters in Applied Pharmacology from the University of Wales and his Doctorate in Clinical Pharmacology from the National University of Ireland. He has authored a significant number of papers and presentations and is a holder of numerous active patents. Dr. Climax is an adjunct Professor at the Royal College of Surgeons in Ireland. He is currently Executive Chairman of DS Biopharma and Chairman and CEO of Afimmune, both of which are private companies.

*Eugene McCague*

Mr. Eugene McCague was appointed as an outside Director of the Company in October 2017. Mr. McCague was a corporate partner of Arthur Cox, one of Ireland's premier law firms, from 1988 until June 2017. During his time with Arthur Cox, Mr. McCague served as both managing partner and chairman of Arthur Cox and also advised a wide range of public and private companies on mainstream corporate work, mergers and acquisitions, corporate restructurings and corporate governance. In addition to his distinguished legal career, Mr. McCague also has extensive board experience with commercial, government and educational organizations. Mr. McCague currently serves on the board of the Irish branch of AON Insurance. Mr. McCague's previous board roles include the Health Service Executive, the Irish state body which administers public health service in Ireland, chairman of the governing body of the Dublin Institute of Technology, chairman of the Dublin Institute of Technology Foundation, chairman of the governing authority of University College Dublin, director of Fly Leasing Limited and chairman of Ibec, Ireland's leading business representative association. Mr. McCague was also president of the Dublin Chamber of Commerce in 2006. Mr. McCague holds a Bachelor of Civil Law degree and a diploma in European Law from University College Dublin.

*Julie O'Neill*

Ms. Julie O'Neill has served as an outside Director of ICON plc since July 2019. Ms. O'Neill was formerly Executive Vice President, Global Operations of Alexion Pharmaceuticals, Inc., where she was responsible for global manufacturing operations and expanding and improving supply chain and quality operations in the US, Europe, and Asia. Before joining Alexion, Ms. O'Neill was Vice President of Operations and General Manager for Ireland at Gilead Sciences and earlier in her career, Ms. O'Neill held leadership positions in operations, manufacturing and quality functions at Burnil Pharmacies and Helsinn Birex Pharmaceuticals. Ms. O'Neill serves as a Board Member of DBV Technologies, ARTBIO and Advancion (formerly Angus Chemical Company). Ms. O'Neill also chairs the board of Ireland's National Institute for Bioprocessing Research and Training ("NIBRT"). Ms. O'Neill holds a Bachelor of Science in Pharmacy from Trinity College Dublin, a Masters of Business Administration from University College Dublin and is a Chartered Director of The Institute of Directors in Ireland.

*Dr. Linda Grais*

Dr. Linda Grais has served as an outside Director of ICON plc since July 2021 having previously served as a member of the PRA Health Sciences board from October 2015 to July 2021. Dr. Grais served as a member of the board of directors of Ocera Therapeutics, Inc. from January 2008 through December 2017, as President and Chief Executive Officer of Ocera Therapeutics, Inc. from June 2012 to December 2017 and as member of the board of directors of Arca Biopharma, Inc from 2007 to 2024. Prior to her employment by Ocera, Dr. Grais served as a managing member at InterWest Partners, a venture capital firm from May 2005 until February 2011. From July 1998 to July 2003, Dr. Grais was a founder and executive vice president of SGX Pharmaceuticals Inc., a drug discovery company focusing on new treatments for cancer. Prior to that, she was a corporate attorney at Wilson Sonsini Goodrich & Rosati, where she practiced in such areas as venture financings, public offerings and strategic partnerships. Before practicing law, Dr. Grais worked as an assistant clinical professor of Internal Medicine and Critical Care at the University of California, San Francisco. Dr. Linda Grais currently serves on the board of directors of Corvus Pharmaceuticals and is a member of its audit committee. Dr. Grais received a B.A. from Yale University, an M.D. from Yale Medical School and a J.D. from Stanford Law School.

*Anne Whitaker*

Ms. Anne Whitaker was appointed as an outside Director of ICON plc in July 2024. Ms. Whitaker is a highly experienced life sciences executive with more than 30 years of leadership across global pharmaceutical, biotechnology, and specialty pharmaceutical companies. Ms. Whitaker has served as Chief Executive Officer of three clinical-stage biotechnology companies-Aerami Therapeutics, Synta Pharmaceuticals, and Novoclem Therapeutic; and brings deep operational and commercial expertise from senior executive and C-suite roles at Bausch Health, Sanofi, and GSK. During her tenure at Sanofi, she served as President of the North American Region, with full responsibility for commercial operations across the region. Earlier in her career, she held senior commercial leadership roles at GSK, spanning both U.S. and global responsibilities. Ms. Whitaker currently serves as Chair of QurAlis, Operating Partner at New Vale Capital, interim Chair of Beaconcure Technologies and as a non-executive director of Trinity Life Sciences, Bespak, and Basilea Pharmaceuticals. She is also a Member of the Board of Trustees of the University of North Alabama. Her prior board experience includes Curio Digital Therapeutics, Ergomed plc, UDG Healthcare, Wolfspeed (formerly Cree), Mallinckrodt, KNOW Bio, Novoclem Therapeutics, Vectura Group, Synta Pharmaceuticals, OraSure Technologies, Bryn Pharma, Pulmatide Therapeutics, Nykode Therapeutics, Salix, Dendreon, Faron Pharmaceuticals, and Telix Pharmaceuticals. Ms. Whitaker holds a Bachelor of Science in Chemistry and Business from the University of North Alabama.

On May 27, 2026 the Company announced, that Mr. Kevin Egan and Mr. Jeff Elliott will join the Board of Directors with effect from June 1, 2026.

*Kevin Egan*

Mr. Kevin Egan will join the Board of Directors with effect from June 1, 2026. Mr. Egan retired from PwC during 2024 after a 37 year career in public auditing and related disciplines. Admitted as a partner in 1998, Mr. Egan has particular experience in acting as auditor of large US listed multi-national companies reporting under US GAAP and IFRS. Mr. Egan led PwC Ireland's audit and assurance practice from 2007-2015 and was a member of the Firm's senior leadership team. Mr. Egan currently serves as non-executive director and Chair of the Audit Committee at Perrigo plc and as a member of the Audit & Risk Committee of the National University of Ireland. Mr. Egan is a graduate of University College Dublin and a Fellow of the Institute of Chartered Accountants in Ireland.

*Jeff Elliott*

Mr. Jeff Elliott will join the Board of Directors with effect from June 1, 2026. Mr. Elliott brings extensive financial and operational experience from senior leadership roles in the healthcare sector. Since 2024, he has served as a senior advisor to The Boston Consulting Group. Mr. Elliott served as Chief Financial Officer of Exact Sciences Corp. from 2016 to 2024 and as Chief Operating Officer from 2021 to 2023. Prior to joining Exact Sciences, Mr. Elliott was a senior equity research analyst covering healthcare companies at Robert W. Baird & Co.. Mr. Elliott currently serves as a non-executive director on the Boards of Quanterix, Inc. and Sera Prognostics, Inc.. Mr. Elliott holds a Bachelor of Science in Business Administration from the University of Illinois at Urbana-Champaign and an MBA from the University of Chicago Booth School of Business. He is also a CFA charterholder.

## B. Compensation

**Compensation Discussion & Analysis**

*Remuneration policy*

The Compensation and Organization Committee oversees our compensation programs and is responsible for approving compensation for our executive officers and outside directors. The Committee seeks to achieve the following goals with the Company's executive compensation programs: to attract, motivate and retain key executives and to reward executives for value creation. In discharging its responsibilities, the Committee reviews and considers market practices, pay-for-performance alignment, internal equity and the long-term interests of the Company, its shareholders and other stakeholders.

The Company's executive compensation program has three main elements: base salary, a bonus plan and equity incentives in the form of share related awards granted under the Company's equity incentive plans. All elements of key executives' compensation are determined by the Compensation and Organization Committee based on the achievement of the Group's and individual performance objectives and the CEO makes recommendations to the Committee regarding the performance assessment and the compensation package of the other key executives. Base salary, bonus awards and Directors' fees were determined by the Compensation and Organization Committee in U.S. dollars, euro or British pound sterling.

*Outside Directors' remuneration*

Outside Directors are remunerated by way of Directors' fees and are also eligible for participation in the share equity incentive schemes. During 2025, each outside Director (excluding the Board Chairman) was paid an annual retainer of $100,000 and additional fees for Board Committee service. Director fees are denominated in U.S. dollars. Directors who elect to receive their fees in euros are paid using a fixed U.S. dollar–euro exchange rate determined annually.

Mr. Murray's Executive Chairman term expired on May 12, 2018 and he transitioned to the outside Director role of Chair. During the prior year and up until April 1, 2025, the arrangement with the Chair provided for payment of €330,000 annually. With effect from April 1, 2025, this payment changed and was re-denominated to $400,000 annually.

Mr. Rónán Murphy was appointed as Lead Independent Director with effect from January 1, 2019 and receives an additional annual fee of $40,000 for this role.

Outside Directors are not eligible for performance related bonuses and no pension contributions are made on their behalf. The Compensation and Organization Committee sets outside Directors' remuneration.

*Executive Directors' and Key Executive Officers' remuneration*

Total cash compensation comprised of a base salary and a bonus incentive. The Committee targets total cash compensation with regard to healthcare/biopharmaceutical companies of similar market capitalization and peer CRO companies, adjusted upward or downward based on individual performance and experience and level of responsibility. The Compensation and Organization Committee believes that the higher the executive's level of responsibility within the Company, the greater the percentage of the executive's compensation that should be tied to the Company's performance. Target bonus incentive for executive officers range between 85% and 135% of salary, based on Group and individual performance.

No bonus was awarded to Mr. Barry Balfe, Chief Executive Officer, Mr. Nigel Clerkin, Chief Financial Officer or Dr. Steve Cutler, former Chief Executive Officer, for the year ended December 31, 2025. This was approved by the Compensation and Organization Committee.

The Company's executives are eligible to receive equity incentives, including stock options, Restricted Share Units and Performance Share Units, granted under the Company's equity incentive plans. If executives receive equity incentive grants, they are normally approved annually at the first scheduled meeting of the Committee in the fiscal year. The grant date and value is determined by the Committee and the number of units granted is determined based on the closing price of the Company's shares on the day of grant. Newly hired executives may receive sign-on grants. In addition, the Committee may, at its discretion, issue additional equity incentive awards to executives if the Committee determines such awards are necessary to ensure appropriate incentives are in place. The equity awards granted to each participant are determined by the Committee at the start of each year based on peer group data, advice from independent compensation consultants, and Committee judgment.

During 2025, Performance Share Units ("PSUs") which were awarded in 2022, subject to vesting, vested for Dr. Steve Cutler, former Chief Executive Officer, in the amount of 4,648 from a potential grant of 21,130. The percentage vested reflects service and the Company's achievements of diluted non-GAAP specified EPS targets over the three year period from 2022 - 2024.

During 2025, Performance Share Units ("PSUs") which were awarded in 2022, subject to vesting, vested for Barry Balfe, then Chief Operating Officer, in the amount of 735 from a potential grant of 1,671. The percentage vested reflects service and the Company's achievements of diluted non-GAAP specified EPS targets over the three year period from 2022 - 2024.

Subsequent to the year end, Performance Share Units ("PSUs") which were awarded in 2023, subject to vesting, for Barry Balfe, Chief Executive Officer, did not vest from a potential grant of 2,053. The awards did not vest as the diluted non-GAAP specified EPS targets over the three year period from 2023 - 2025 were not achieved.

All executive officers are eligible to participate in applicable pension plans. The Company's contributions are generally a fixed percentage of their annual compensation, supplementing contributions by the executive. The Company has the discretion to make additional contributions if deemed appropriate by the Committee. The Company's contributions are determined at the peer group median of comparable Irish companies and peer CRO companies. Contributions to this plan are recorded as an expense in the Consolidated Statements of Operations.

*Third party Agreements and Arrangements*

ICON has not identified any arrangements or agreements relating to compensation or other payments provided by a third party to ICON's directors or director nominees in connection with their candidacy or board service as required to be disclosed pursuant to NASDAQ Rule 5250(b)(3).

## Executive Compensation

*Summary compensation table - Year ended December 31, 2025*

| Name & principal position | Year | Salary | Bonus | Pension contribution | All other compensation | Subtotal | Share-based compensation | Director's Fees | Total compensation |
|---|---|---|---|---|---|---|---|---|---|
| | | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 |
| Barry Balfe, Chief Executive Officer* | 2025 | 851 | — | 106 | 28 | 985 | 2,301 | — | 3,286 |
| Nigel Clerkin, Chief Financial Officer | 2025 | 640 | — | — | 101 | 741 | 1,344 | — | 2,085 |
| Dr. Steve Cutler Former Chief Executive Officer** | 2025 | 1,030 | — | 101 | 1,323 | 2,454 | 17,444 | 58 | 19,956 |
| Total | | 2,521 | — | 207 | 1,452 | 4,180 | 21,089 | 58 | 25,327 |

\*   Mr. Barry Balfe succeeded Dr. Steve Cutler as Chief Executive Officer effective October 1, 2025 having served as Chief Operating Officer from January 1, 2025.

\*\*  Dr. Steve Cutler retired from his role as Chief Executive Officer effective October 1, 2025. On retirement, all unvested Share Options and Restricted Share Units were accelerated resulting in an accelerated share based compensation charge of $13.1 million. Unvested Performance Share Units were forfeited. These accelerated Share Options and previous vested Share Options will continue until their normal expiration date. As recorded within "All other compensation" above, Dr. Cutler will continue to receive, from his retirement date through to August 2026, his current monthly salary, in total $1.1 million as notice period entitlements. In addition, Dr. Cutler will continue to receive, from his retirement date for 2 years a monthly non-compete payment, in total $1.2 million of which $0.2 million is accrued and disclosed within "All other compensation" above. The Company will also pay the employer portion of Dr. Cutler's health insurance premium until October 1, 2026. Dr. Cutler resigned from the Board effective May 21, 2026.

**Director Compensation**

*Summary compensation table - Year ended December 31, 2025*

| Name | Year | Salary | Company pension contribution | All other compensation | Subtotal | Share-based compensation | Director's fees | Total Compensation |
|---|---|---|---|---|---|---|---|---|
| | | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 |
| Ciaran Murray | 2025 | — | — | — | — | 324 | 386 | 710 |
| Barry Balfe* | 2025 | 851 | 106 | 28 | 985 | 2,301 | — | 3,286 |
| Rónán Murphy | 2025 | — | — | — | — | 220 | 178 | 398 |
| Dr. John Climax | 2025 | — | — | — | — | 220 | 100 | 320 |
| Dr. Steve Cutler** | 2025 | 1,030 | 101 | 1,323 | 2,454 | 17,444 | 58 | 19,956 |
| Eugene McCague | 2025 | — | — | — | — | 220 | 133 | 353 |
| Julie O'Neill | 2025 | — | — | — | — | 220 | 125 | 345 |
| Dr. Linda Grais | 2025 | — | — | — | — | 220 | 133 | 353 |
| Anne Whitaker | 2025 | — | — | — | — | 135 | 113 | 248 |
| Total | | 1,881 | 207 | 1,351 | 3,439 | 21,304 | 1,226 | 25,969 |

\*   Mr. Barry Balfe succeeded Dr. Steve Cutler as Chief Executive Officer effective October 1, 2025 having served as Chief Operating Officer from January 1, 2025.

\*\*  Dr. Steve Cutler retired from his role as Chief Executive Officer effective October 1, 2025. On retirement, all unvested Share Options and Restricted Share Units were accelerated resulting in an accelerated share based compensation charge of $13.1 million. Unvested Performance Share Units were forfeited. These accelerated Share Options and previous vested Share Options will continue until their normal expiration date. As recorded within "All other compensation" above, Dr. Cutler will continue to receive, from his retirement date through to August 2026, his current monthly salary, in total $1.1 million as notice period entitlements. In addition, Dr. Cutler will continue to receive, from his retirement date for 2 years a monthly non-compete payment, in total $1.2 million of which $0.2 million is accrued and disclosed within "All other compensation" above. The Company will also pay the employer portion of Dr. Cutler's health insurance premium until October 1, 2026. Dr. Cutler resigned from the Board effective May 21, 2026.

**Disclosure of Compensation Agreements**

*Employment Contracts, Termination of Employment and Change in Control Arrangements*

The Company does not have any termination or change of control agreements with its outside Directors or its named executive officers that provide for payments or other benefits triggered solely by the termination of their service other than as set out below and in the agreements relating to their equity incentives which provide for accelerated vesting on change of control.

*Directors' and Executive Officers' service agreements and letters of engagement*

The following information reflects the agreements in effect as of December 31, 2025 or date of resignation / retirement if earlier.

*Ciaran Murray*

Mr. Ciaran Murray has served as Chair of the Board of Directors since May 2018, having served as Executive Chairman of the Board of Directors from March 2017 until May 2018. Mr. Murray served as Chief Executive Officer of the Company from October 2011 until March 2017. Mr. Murray has served as a Director of the Company since September 2011. He previously served as Chief Financial Officer of the Company from October 2005 until October 2011. Mr. Murray entered into an agreement with the Company in respect of his role as Executive Chairman which was effective from March 2017. Mr. Murray's Executive Chairman term expired on May 12, 2018 and he transitioned to Chair. During the prior year and up until April 1, 2025, the arrangements with the Chair of the Board provided for the payment to him of fees of €330,000 per annum in respect of his position as Chair. With effect from April 1, 2025, Mr. Murray's fee changed and was re-denominated to $400,000 per annum in respect of his position as Chair. His previous service agreement as Executive Chairman included termination provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions which still apply. He was previously granted and held at May 22, 2026 2,677 Restricted Share Units, which vest on the first trading day of the next open trading window, in accordance with the Share Trading Policy.

*Barry Balfe*

Mr. Barry Balfe was appointed Chief Executive Officer of the Company in October 2025 and appointed as a Director of the Company in September 2025. Prior to his appointment as Chief Executive Officer he served as Chief Operating Officer from January 2025, having previously served as President of ICON Pharma Development Solutions. The Chief Executive Officer service agreement with Mr. Balfe is terminable on 12 months' notice by either party. Under the terms of this agreement Mr. Balfe is entitled to receive an annual salary of €1,067,307 (translated at average rate for the year: $1,197,732) effective from October 1, 2025 and a bonus to be agreed by the Compensation and Organization Committee. He is also entitled to receive a pension contribution, a car allowance of €15,000 and medical insurance coverage for himself and his dependents. He was previously granted and held at May 22, 2026 31,144 ordinary share options at exercise price ranging from $159.33 to $325.51 per share, 42,624 Restricted Share Units which vest on various dates between August 2026 and October 2028 and 7,079 (up to a maximum of 14,158) Performance Share Units which are scheduled to vest between March 2027 and March 2028 subject to the fulfillment of certain performance conditions. His Chief Executive Officer service agreement requires him to devote his full time and attention to his duties for the Company with the exception of certain outside director positions authorized by the Company. The agreement with Mr. Balfe includes termination and change of control provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions.

*Dr. Steve Cutler*

Dr. Steve Cutler served as outside Director of the Company from October 2025 until his resignation on May 21, 2026. He previously served as Chief Executive Officer from March 2017 to October 2025, and as Chief Operating Officer of the Company from January 2014. Prior to becoming Chief Operating Officer, he held the role of Group President, Clinical Research Services from November 2011. Dr. Cutler also served as an Executive Director of the Company from November 2015 to September 2025. The Chief Executive Officer service agreement with Dr. Cutler was terminable on 12 months' notice by either party. Under the terms of this agreement Dr. Cutler was entitled to receive an annual salary of $1,247,000 and a bonus to be agreed by the Compensation and Organization Committee. He was also entitled to receive a pension contribution, a car allowance of $12,000 and medical insurance coverage for himself and his dependents. In connection with his retirement as Chief Executive Officer, it was agreed that Dr. Cutler would receive monthly payments of $103,916, paid in arrears, from October 1, 2025 through August 2026 in respect of his notice-period entitlements. In addition, Dr. Cutler is entitled to a monthly non-compete payment of $51,958 during the 24-month restricted period, ending in September 2027, or until such time as the Company elects to waive the applicable non-compete covenants, if earlier. Effective October 1, 2025, Dr. Cutler entered into a new agreement with the Company governing his service as an outside director, pursuant to which he is entitled to annual director fees of $100,000 which terminated upon resignation. As Chief Executive Officer, Dr. Cutler was granted and held ordinary share options, Restricted Share Units and Performance Share Units. All unvested ordinary share options and RSUs accelerated and vested when he ceased to be an employee on October 1, 2025. The accelerated Share Options and previous vested Share Options will continue until their normal expiration date. Unvested Performance Share Units were forfeited at that time. The Company will pay the employer portion of Dr. Cutler's health insurance premium until October 1, 2026.

*Nigel Clerkin*

Mr. Nigel Clerkin has served as Chief Financial Officer since October 2024. The service agreement with Mr. Clerkin is terminable on 12 months' notice by either party. Under the terms of this agreement Mr. Clerkin is entitled to receive an annual salary of €570,000 (translated at average rate for the year: $639,654) and a bonus to be agreed by the Compensation and Organization Committee. He is also entitled to receive a car allowance of €15,000, medical insurance coverage for himself and his dependents and in lieu of the Company's pension contribution an allowance equal to 12.5% of his annual salary. He was previously granted and held at May 22, 2026 9,241 ordinary share options at exercise price of $185.18, 18,440 Restricted Share Units, which are scheduled to vest on various dates between the first trading day of the next open window and March 2028 and 3,214 (up to a maximum of 6,428) Performance Share Units which vest in March 2028 subject to the fulfillment of certain performance conditions. His service agreement requires him to devote his full time and attention to his duties for the Company except where the Company confirms in writing that engagement or interest in another business or occupation will not prevent him from properly performing his duties. The agreement with Mr. Clerkin includes termination and change of control provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions.

*Rónán Murphy*

Mr. Rónán Murphy has served as Lead Independent Director from January 2019 having served as an outside Director of the Company since October 2016. The current arrangements with Mr. Murphy provide for the payment to him of Directors fees of $177,500 per annum. He was previously granted and held at May 22, 2026 5,005 ordinary share options at an exercise price of $125.74 and 1,732 Restricted Share Units, which are scheduled to vest on the first trading day of the next open trading window, in accordance with the Share Trading Policy.

*Dr. John Climax*

Dr. John Climax, one of the Company's co-founders, served as Chairman of the Board of the Company from November 2002 to December 2009. He also served as Chief Executive Officer of the Company from June 1990 to October 2002 and is currently an outside Director of the Company. The current arrangements with Dr. Climax provide for the payment to him of Directors fees of $100,000 per annum. He was previously granted and held at May 22, 2026 5,005 ordinary share options at exercise price of $125.74 and 1,732 Restricted Share Units, which are scheduled to vest on the first trading day of the next open trading window, in accordance with the Share Trading Policy.

*Eugene McCague*

Mr. Eugene McCague has served as an outside Director of the Company since October 2017. The current arrangements with Mr. McCague provide for the payment to him of Directors fees of $132,500 per annum. He was previously granted and held at May 22, 2026 3,255 ordinary share options at an exercise price of $125.74 and 1,732 Restricted Share Units, which are scheduled to vest on the first trading day of the next open trading window, in accordance with the Share Trading Policy.

*Julie O'Neill*

Ms. Julie O'Neill has served as an outside Director of the Company since July 2019. The current arrangements with Ms. O'Neill provide for the payment to her of Directors fees of $125,000 per annum. She was previously granted and held at May 22, 2026 1,732 Restricted Share Units, which are scheduled to vest on the first trading day of the next open trading window, in accordance with the Share Trading Policy.

*Dr. Linda Grais*

Dr. Linda Grais has served as an outside Director of the Company since July 2021 having served as a member of the PRA Health Sciences, Inc. board since October 2015. The current arrangements with Dr. Grais provide for the payment to her of Director fees of $132,500 per annum. She was previously granted and held at May 22, 2026 1,732 Restricted Share Units, which are scheduled to vest on the first trading day of the next open trading window, in accordance with the Share Trading Policy.

*Anne Whitaker*

Ms. Anne Whitaker has served as an outside Director of the Company since July 2024. The arrangements with Ms. Whitaker provide for the payment to her of Directors fees of $112,500 per annum. She was previously granted and held at May 22, 2026 1,732 Restricted Share Units, which are scheduled to vest on the first trading day of the next open trading window, in accordance with the Share Trading Policy.

### C. Board Practices

*Board of Directors*

The business of the Company is managed by the Directors who may exercise all the powers of the Company which are not required by the Companies Act 2014 of Ireland or by the Constitution of the Company to be exercised by the Company in general meeting.  A meeting of Directors, at which a quorum is present, may exercise all powers exercisable by the Directors. The Directors may delegate (with power to sub-delegate) to any Director holding any executive office and to any Committee consisting of one or more Directors, together with such other persons as may be appointed to such Committee by the Directors, provided that a majority of the members of each Committee appointed by the Directors shall at all times consist of Directors and that no resolution of any such Committee shall be effective unless two of the members of the Committee present at the meeting at which it was passed are Directors.

The Board comprises one executive and seven outside Directors at May 27, 2026. The outside Directors bring independent judgment to bear on issues of strategy, performance, resources, key appointments and standards. The Company considers all of its outside Directors to be of complementary skills, experience and knowledge and each outside Director has specific skills, experience and knowledge that are valuable to the Company. The Board members between them have strong financial, pharmaceutical, CRO, scientific, medical and other skills and knowledge which are harnessed to address the challenges facing the Group. The Board meets regularly throughout the year and all Directors have full and timely access to the information necessary for them to discharge their duties. The Directors have access to the advice and services of the Company Secretary and may seek external independent professional advice where required. The Board considers its current size (8 Directors) to be adequate but continues to look for suitable qualified potential candidates to join the Board.

As set out below, certain other matters are delegated to Board Committees and all Board Committees report to the Board. The Company maintains what it considers an appropriate level of insurance cover in respect of legal action against its Directors. The Board, through the Nominating, Sustainability and Governance Committee, engages in succession planning for the Board and in so doing considers the strength and depth of the Board and the levels of knowledge, skills and experience of the Directors necessary for the Company to achieve its objectives. The Board meets at least four times each year. During the year ended December 31, 2025 the Board held six board meetings. All Directors allocated sufficient time to the Company during the year ended December 31, 2025 to effectively discharge their responsibilities to the Company.

*Corporate Governance Guidelines*

The Board of Directors adopted Corporate Governance Guidelines (the "Guidelines") on October 22, 2024 as a flexible framework for the conduct of the Board's business. The Guidelines reflect the Board's commitment to a system of governance that enhances corporate responsibility and accountability. The Guidelines cover the role of the Board, role of the Chair, the composition of the Board, the structure, operations, duties and responsibilities of the Board. The Nominating, Sustainability and Governance Committee reviews the Guidelines annually and recommends any changes for approval by the Board.

*Directors' retirement and re-election*

The Company's Constitution provides that, unless otherwise determined by the Company at a general meeting, the number of Directors shall not be more than 15 nor less than 3. It further provides that one third of the Directors who are subject to retirement by rotation, rounded down to the next whole number if it is a fractional number, shall retire from office at each annual general meeting.

Notwithstanding the Company's Constitution, the Board has adopted a policy, effective since July 2022 and reflected in the Guidelines, that all Directors shall seek re-election by the shareholders on an annual basis and if a director fails to obtain the requisite shareholder votes to be re-elected in accordance with the Constitution, their appointment shall terminate automatically and with immediate effect. The Nominating, Sustainability and Governance Committee, in its annual review of Board composition, shall consider the issue of continuing director tenure and take appropriate steps to ensure that the membership of the Board contains the skills, knowledge and experience of Directors needed at that time, is periodically refreshed and takes those matters into account when recommending nominees to the Board for re-election to the Board at the annual meetings of shareholders. The Board decides whether or not to recommend for re-election each Director standing for re-election by the shareholders. At the 2025 Annual General Meeting ("AGM"), all directors retired and stood for re-election; the same approach will be followed at the 2026 AGM. See Item 6.A. *Directors and Senior Management* for information regarding when each of the Company's directors was first appointed to the Board.

*Board Evaluation*

In accordance with the Guidelines, the Nominating, Sustainability and Governance Committee oversaw the completion of the Board's annual evaluation process. This evaluation assessed the effectiveness of the Board as a whole, including its oversight responsibilities, Board dynamics, and areas for continued enhancement. The results of the evaluation were reviewed and discussed with the full Board.

*Lead Independent Director*

The Guidelines provide that when considered desirable by the Board, including when the Chairperson is not an independent Director or may not be considered independent by the Company's stakeholders, the Board will elect one of the Board's independent Directors to serve as the Lead Independent Director. Where the Chairperson is not independent, the Lead Independent Director is responsible for coordinating the activities of the independent Directors and shall perform such other duties as described in the Guidelines. Mr. Rónán Murphy was appointed as Lead Independent Director with effect from January 1, 2019.

*Board Committees*

The Board has delegated some of its responsibilities to Board Committees. There are currently four Committees. These are the Audit Committee, the Compensation and Organization Committee, the Nominating, Sustainability and Governance Committee and the Execution Committee. Each Committee has been charged with specific responsibilities and each has written terms of reference that are reviewed periodically. Minutes of Committee meetings are available to all members of the Board. The Company Secretary is available to act as secretary to each of the Board Committees if required. Appropriate key executives are regularly invited to attend meetings of the Board Committees. During 2025, the Audit Committee, Compensation and Organization Committee and Nominating, Sustainability and Governance Committee each completed a self-evaluation of the performance of the Committee.

*Audit Committee*

The Audit Committee meets a minimum of four times a year. It reviews the quarterly and annual financial statements, the effectiveness of the system of internal control and recommends the appointment and removal of the external auditors. It monitors the adequacy of internal accounting practices and addresses all issues raised and recommendations made by the external auditors. The Audit Committee pre-approves all audit and non-audit services provided to the Company by its external auditors typically on an annual basis, with updates to such pre-approvals considered on a quarterly basis. Additional audit and non-audit services not covered by the annual or quarterly pre-approvals may be approved by the Audit Committee on a case-by-case basis. Between scheduled meetings, the Chair of the Audit Committee may pre-approve such services, which are subsequently reported to the full Audit Committee at its next meeting. The Audit Committee reviews all services which are provided by the external auditor to review the independence and objectivity of the external auditor, taking into consideration relevant professional and regulatory requirements. The Chief Financial Officer, the Head of Internal Audit, the Chief Administrative Officer and General Counsel and the external auditors normally attend all meetings of the Audit Committee and have direct access to the Committee Chairperson at all times. The Audit Committee is responsible for the oversight and monitoring of the external reporting on environmental, social and governance ("ESG") matters included in the financial statements and data quality related to such reporting in coordination with the Nominating, Sustainability and Governance Committee. The Audit Committee is currently comprised of three independent Directors: Mr. Rónán Murphy (Chairperson), Mr. Eugene McCague and Ms. Julie O'Neill.

*Compensation and Organization Committee*

The Compensation and Organization Committee is responsible for overseeing the Company's overall human capital and compensation strategies and policies, including matters relating to talent development, corporate culture, inclusion and belonging. The Committee determines the compensation objectives for the Chief Executive Officer, evaluates the CEO's performance against those objectives and sets the CEO's compensation accordingly. The Committee also reviews and approves the goals, performance assessments and compensation arrangements of the Company's other executive officers based on recommendations from the CEO. The Committee is further responsible for reviewing and approving compensation arrangements for the Company's non-executive directors. The Committee oversees succession planning for the CEO and other senior executives, in coordination with the Board, and reviews the Company's talent management processes for key senior leaders on at least an annual basis. The Compensation and Organization Committee is currently comprised of the following independent Directors:  Dr. Linda Grais (Chairperson), Mr. Rónán Murphy and Ms. Julie O'Neill.

*Nominating, Sustainability and Governance Committee*

The Nominating, Sustainability and Governance Committee is responsible for Board succession, oversight of the Board and committee composition and performance and oversight of the Company's corporate governance and business ethics initiatives and strategies and activities in respect to environmental, social and governance ("ESG") matters.  The Committee reviews the membership of the Board of the Company and Board Committees on an ongoing basis. As part of this, it regularly evaluates the balance of skills, knowledge, experience on the Board and then, based on this evaluation, identifies and, if appropriate, recommends individuals to join the Board of the Company. In selecting candidates for recommendation to the Board, the Committee makes proposals based on merit while seeking to achieve a mix of Board members that enhances the skills and experience on the Board, including with respect to professional skills, relevant industry experience, specialized expertise, and international experience. When conducting a formal search for new director candidates, the Committee endeavors to include candidates with a broad range of backgrounds, skills, experiences and perspectives on the initial list of candidates from which new director nominees are chosen. The Committee uses external search consultants as needed to assist it in identifying potential new outside Directors. Any external search consultants engaged to assist in the search shall also be instructed to endeavor to include such candidates on the initial list. Once potential suitable candidates are identified either by the external search consultants or by members of the Nominating, Sustainability and Governance Committee, the Committee then discusses and considers the skills, knowledge and experience of the potential candidate. The Committee will assess if the Board of the Company requires and would benefit from the potential candidate's skills, knowledge and experience and, if it decides the potential candidate is suitable, the Committee recommends to the Board of the Company that the potential candidate be appointed.  The Board of the Company then decides whether or not to appoint the candidate. The Nominating, Sustainability and Governance Committee currently comprises the following independent Directors: Mr. Eugene McCague (Chairperson), Dr. Linda Grais and Ms. Anne Whitaker.

*Execution Committee*

The primary function of the Execution Committee is to exercise the powers and authority of the Board in intervals between meetings of the Board only on matters that are not delegated to another committee of the Board or otherwise reserved to the full Board within the limits set out in the Charter of the Execution Committee. The Execution Committee exercises business judgment to act in what the Committee members reasonably believe to be in the best interest of the Company and its shareholders. All powers exercised by the Execution Committee are ratified at board meetings. This Committee convenes as often as it determines to be necessary or appropriate. The Execution Committee is currently comprised of the following Directors and Officers: Mr. Barry Balfe (Chairperson), Mr. Rónán Murphy and Mr. Nigel Clerkin. On February 18, 2025, Mr. Diarmaid Cunningham stepped down as a member of the Committee and Mr. Nigel Clerkin joined the Committee. On October 1, 2025 Dr. Steve Cutler stepped down as a member and Chairperson of the Committee and Mr. Barry Balfe joined the Committee and was appointed Chairperson.

**Attendance at Board and Committee meetings**

Attendance at Board and Committee meetings by the Directors who held office during 2025 was as follows:

| Directors' Attendance Table | | | | | |
| --- | --- | --- | --- | --- | --- |
| | **Board** | **Audit** | **Compensation and Organization** | **Nominating, Sustainability and Governance** | **Execution Committee** [2] |
| | | | | | |
| **Director** | **Number of meetings attended / number of meetings eligible to attend as a Director** | | | | |
| Ciaran Murray [1] | 6/6 | — | — | — | — |
| Barry Balfe [3] | 2/2 | — | — | — | — |
| Rónán Murphy [1] | 6/6 | 5/5 | 5/5 | — | — |
| Dr. John Climax [1] | 6/6 | — | — | — | — |
| Dr. Steve Cutler [4] | 4/6 | — | — | — | — |
| Eugene McCague [1] | 6/6 | 5/5 | — | 4/4 | — |
| Julie O'Neill [1] | 6/6 | 5/5 | 5/5 | — | — |
| Dr. Linda Grais [1] | 6/6 | — | 5/5 | 4/4 | — |
| Anne Whitaker [1] | 6/6 | — | — | 4/4 | — |

(1) Independent Director as defined under NASDAQ Rule 5605(a)(2).
(2) All decisions by the Execution Committee were made by written resolution and therefore no meetings were held.
(3) Mr. Barry Balfe was appointed to the Board on September 3, 2025.
(4) Dr. Steve Cutler did not attend Board meetings on September 3, 2025 and December 9, 2025. Dr. Cutler resigned from the Board effective May 21, 2026.

### D. Employees

At December 31, 2025, we employed approximately 40,100 employees in 97 locations in 55 countries. At December 31, 2024, we employed approximately 41,900 employees in 106 locations in 55 countries. At December 31, 2023, we employed approximately 41,100 employees in 111 locations in 53 countries.

Our employees are not unionized and we believe we have a satisfactory relationship with our employees.

### E. Share Ownership

**Shares**

The following table sets forth certain information as of May 22, 2026 regarding beneficial ownership of our ordinary shares by all of our current Directors and executive officers. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

| Name of Owner or Identity of Group | No. of Shares [1] | % of total Shares |
|---|---:|---:|
| Ciaran Murray | 20,452 | 0.03 % |
| Barry Balfe | 4,458 | 0.01 % |
| Nigel Clerkin | 3,855 | 0.01 % |
| Rónán Murphy | 2,956 | — % |
| Dr. John Climax | 287,657 | 0.38 % |
| Eugene McCague | 2,920 | — % |
| Julie O'Neill | 2,698 | — % |
| Dr. Linda Grais | 5,271 | 0.01 % |
| Anne Whitaker | — | — % |

(1) As used in these tables, each person has the sole or shared power to vote or direct the voting of a security, or the sole or shared investment power with respect to a security (i.e. the power to dispose, or direct the disposition, of a security). A person is deemed as of any date to have "beneficial ownership" of any security if that such person has the right to acquire such security within 60 days after such date.

## Restricted Share Units and Performance Share Units

The following table sets forth certain information as of May 22, 2026 regarding beneficial ownership of Restricted Share Units ("RSUs") and Performance Share Units ("PSUs") which have been issued to our current Directors and executive officers.

| Name of Owner or Identity of Group | No. of RSUs | Vesting Date | No. of PSUs [1] | Vesting Date |
|---|---|---|---|---|
| Ciaran Murray | 2,677 | [2] | | |
| Barry Balfe | 728 | August 7, 2026 | 1,747 | March 3, 2027 |
| | 9,662 | October 31, 2026 | 5,332 | March 6, 2028 |
| | 500 | March 3, 2027 | | |
| | 1,664 | March 3, 2027 | | |
| | 1,523 | March 6, 2027 | | |
| | 3,849 | March 6, 2027 | | |
| | 9,662 | October 31, 2027 | | |
| | 1,524 | March 6, 2028 | | |
| | 3,850 | March 6, 2028 | | |
| | 9,662 | October 31, 2028 | | |
| Nigel Clerkin | 918 | [2] | 3,214 | March 6, 2028 |
| | 3,375 | [2] | | |
| | 2,778 | October 31, 2026 | | |
| | 918 | March 6, 2027 | | |
| | 3,375 | March 6, 2027 | | |
| | 2,780 | October 31, 2027 | | |
| | 919 | March 6, 2028 | | |
| | 3,377 | March 6, 2028 | | |
| Rónán Murphy | 1,732 | [2] | | |
| Dr. John Climax | 1,732 | [2] | | |
| Eugene McCague | 1,732 | [2] | | |
| Julie O'Neill | 1,732 | [2] | | |
| Dr. Linda Grais | 1,732 | [2] | | |
| Anne Whitaker | 1,732 | [2] | | |

(1) Of the issued PSUs, performance conditions will determine how many vest. If performance targets are exceeded, additional PSUs will be issued and will vest in accordance with the terms of the relevant PSU award. The PSUs vest based on service and specified diluted EPS targets over the periods 2024 – 2026 and 2025 - 2027. Depending on the actual amount of diluted EPS from 2024 to 2027, up to a maximum of 10,293 additional PSUs may also be granted to Mr. Barry Balfe and Mr. Nigel Clerkin.

(2) These RSUs were granted on March 6 / May 22, 2025 and are scheduled to vest on the first trading day of the next open trading window, in accordance with the Share Trading Policy.

**Share Options**

The following table sets forth certain information as of May 22, 2026 regarding options to acquire ordinary shares of the Company by all of our current Directors and executive officers.

| Name of Owner or Identity of Group | No. of Options [1] | Exercise price | Expiration Date |
|---|---|---|---|
| Barry Balfe | 886 | $159.33 | March 3, 2028 |
| | 2,131 | $174.96 | March 3, 2029 |
| | 3,405 | $231.68 | March 3, 2030 |
| | 4,480 | $233.88 | March 3, 2031 |
| | 4,914 | $325.51 | March 3, 2032 |
| | 15,328 | $185.18 | March 6, 2033 |
| Nigel Clerkin | 9,241 | $185.18 | March 6, 2033 |
| Rónán Murphy | 5,005 | $125.74 | [2] |
| Dr. John Climax | 5,005 | $125.74 | [2] |
| Eugene McCague | 3,255 | $125.74 | [2] |

(1) The title of securities covered by all of the above options are non-qualified.

(2) These share options were scheduled to expire on May 18, 2026. Pursuant to an amendment to the Consultants Share Option Plan 2008, the exercise period for these options was extended to permit exercise for up to 30 open trading window days in accordance with the terms of the amended plan.

**Equity Incentive Plans**

*Restricted Share Units and Performance Share Units*

On April 23, 2013, the Company adopted the 2013 Employees Restricted Share Unit Plan (the "2013 RSU Plan") pursuant to which the Compensation and Organization Committee of the Company's Board of Directors may select any employee, or any Director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan. On May 11, 2015, the 2013 RSU Plan was amended and restated in order to increase the number of shares that can be issued under the RSU Plan by 2.5 million shares. Further, on October 25, 2024, the 2013 RSU Plan was amended and restated effective as of November 6, 2024 in order to increase the number of ordinary shares that can be issued under the 2013 RSU Plan by a further 2.5 million shares. Accordingly, an aggregate of 6.6 million ordinary shares have been reserved for issuance under the 2013 RSU Plan. The shares are awarded at par value and vest over a service period. Awards under the 2013 RSU Plan may be settled in cash or shares at the option of the Company. No awards may be granted under the 2013 RSU Plan after November 6, 2034.

On April 30 2019, the Company approved the 2019 Consultants and Directors Restricted Share Unit Plan (the "2019 Consultants RSU Plan"), which was effective as of May 16, 2019, pursuant to which the Compensation and Organization Committee of the Company's Board of Directors may select any consultant, adviser or Outside Director retained by the Company, or a Subsidiary to receive an award under the plan. 250,000 ordinary shares have been reserved for issuance under the 2019 Consultants RSU Plan. The awards are at par value and vest over a service period. Awards granted to Outside Directors vest over twelve months. No awards may be granted under the 2019 Consultants RSU Plan after May 16, 2029.

*Share Options*

On July 21, 2008, the Company adopted the Employee Share Option Plan 2008 (the "2008 Employee Plan") pursuant to which the Compensation and Organization Committee of the Company's Board of Directors may grant options to any employee, or any Director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the "2008 Consultants Plan"), pursuant to which the Compensation and Organization Committee of the Company's Board of Directors may grant options to any consultant, adviser or Outside Director retained by the Company or any Subsidiary for the purchase of ordinary shares.

On February 14, 2017, both the 2008 Employee Plan and the 2008 Consultants Plan (together the "2008 Option Plans") were amended and restated in order to increase the number of options that can be issued under the 2008 Consultants Plan from 0.4 million to 1.0 million and to extend the date for options to be granted under the 2008 Option Plans. An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan, as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 1.0 million shares applies. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan, during any calendar year to any employee shall be 0.4 million ordinary shares. There is no individual limit under the 2008 Consultants Plan. On May 14, 2026, the 2008 Consultants Plan was amended to extend the expiration dates of options that would otherwise expire during periods when the sale of shares is prohibited, for a period equal to 30 open trading days following the reopening of the trading window in accordance with the Share Trading Policy. No options may be granted under the 2008 Option Plans after February 14, 2027.

Each option granted under the 2008 Option Plans will be a nonqualified stock option, or NSO, and not an incentive stock option as described in Section 422 of the Internal Revenue Code. Each grant of an option under the 2008 Options Plans will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however, option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

Share option awards are granted with an exercise price equal to the market price of the Company's shares at date of grant. Share options typically vest over a period of four to five years from date of grant and expire eight years from date of grant. Share options granted to Outside Directors during 2018 vested over 12 months and expire eight years from the date of grant.

*Legacy PRA Equity Incentive Plans*

The following represent the legacy PRA equity incentive plans, which still have equity outstanding but have been terminated as of July 1, 2021 as to grants of future awards.

Pursuant to the Merger Agreement, effective on July 1, 2021, each outstanding stock option and restricted stock unit under the PRA Plans was assumed by the Company and converted into a stock option or Restricted Share Unit exercisable for or payable in Ordinary Shares based on the ratio of the average trading price per Ordinary Share for the ten days prior to July 1, 2021, and the corresponding value of the merger consideration for each PRA Share. Accordingly, the plans as detailed below were assumed by the Company.

PRA Health Sciences, Inc. 2020 Stock Incentive Plan  (the "2020 Plan"), 2018 Stock Incentive Plan (the "2018 Plan"), and 2014 Omnibus Incentive Plan (the "2014 Plan") were amended and restated and assumed by the Registrant effective as of July 1, 2021.

The 2020 Stock Incentive Plan was approved by the PRA stockholders at their annual meeting on May 18, 2020. The 2020 Plan allowed for the issuance of stock options, stock appreciation rights, restricted shares and restricted stock units, other stock-based awards, and performance compensation awards as permitted by applicable laws. The 2020 Plan authorized the issuance of 2.5 million shares of common stock plus all shares that remained available under the prior plan on May 18, 2020.

The 2018 Stock Incentive Plan was approved by the PRA stockholders at their annual meeting on May 31, 2018. The 2018 Plan allowed for the issuance of stock options, stock appreciation rights, restricted shares and restricted stock units, other stock-based awards, and performance compensation awards as permitted by applicable laws. The 2018 Plan authorized the issuance of 2.0 million shares of common stock plus all shares that remained available under the 2014 Plan on May 31, 2018 (which included shares carried over from the 2013 Plan).

On November 23, 2014, the PRA Health Sciences, Inc. Board of Directors approved the formation of the 2014 Plan for key PRA Employees. The 2014 Plan allowed for the issuance of stock options, stock appreciation rights, restricted shares and stock units, other stock-based awards, and performance compensation awards as permitted by applicable laws.

#### F.   Disclosure of a registrant's action to recover erroneously awarded compensation

*Recovery of Erroneously Awarded Compensation*

Our Clawback Policy applies to incentive-based compensation that is based on the attainment of financial reporting measures and that is received by current or former executive officers on or after October 2 2023, the effective date of the Clawback Policy. On April 27, 2026, the Company's Audit Committee concluded that a restatement of the Company's previously issued financial statements for the Restated Periods was required. As of the date of this filing, the aggregate dollar amount of erroneously awarded compensation attributed to the Restatement has not yet been determined due to timing constraints caused by the proximity of the conclusion that the Company's financial statements for the Restated Periods needed to be restated and the finalizing of this Form 20-F. The Compensation and Organization Committee of the Board (the "Compensation Committee") is reviewing and evaluating whether any incentive-based compensation received by current or former executive officers covered by the Clawback Policy during the relevant recovery periods was erroneously awarded as a result of the incorrect financial statements and the Company expects to disclose the information required by Item 6.F of Form 20-F in its next filing that is required to include such disclosure.

**Item 7.** *Major Shareholders and Related Party Transactions.*

    **A.**   **Major Shareholders**

       The following table sets forth certain information regarding beneficial ownership of ICON's ordinary shares as of May 22, 2026 (i) by each person that beneficially owns more than 5% of the outstanding ordinary shares, based upon information known to us and publicly available information; and (ii) by all of our current Directors, officers and other key employees as a group. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law. None of the persons listed below have voting rights that differ from any other person listed below.

| Name of Owner or Identity of Group | No. of Shares [1] | Percent of Class |
|---|---|---|
| Artisan Partners Limited Partnership [2] | 8,361,303 [4] | 10.91 % |
| Wellington Management Group, LLP [2] | 5,913,037 [5] | 7.72 % |
| Harris Associates L.P. [2] | 4,351,317 [6] | 5.68 % |
| FMR LLC [2] | 4,174,006 [7] | 5.45 % |
| Invesco Ltd. [2] | 3,878,869 [8] | 5.06 % |
| All Directors, officers and other key employees as a group [3] | 530,568 | 0.69 % |

(1)  As used in this table, each person has the sole or shared power to vote or direct the voting of a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct the disposition, of a security). A person is deemed as of any date to have "beneficial ownership" of any security if that such person has the right to acquire such security within 60 days after such date.

(2)  Neither the Company nor any of its officers, Directors or affiliates holds any voting power in this entity.

(3)  Includes 79,624 ordinary shares issuable upon the exercise of stock options granted by the Company, 87,499 RSUs awarded by the Company to Directors, officers and other key employees and 28,686 PSUs awarded by the Company to Directors, officers and other key employees. Of the PSUs, performance conditions determine how many of them will vest and, if performance targets are exceeded, additional PSUs will be issued and vest in accordance with the terms of the relevant PSU award, the figure included is the maximum amount of PSUs that may be issued.

(4)  This information is based on the Schedule 13G, Amendment No.2, filed with the SEC by Artisan Partners Limited Partnership on March 6, 2026 for shares held on February 27, 2026.

(5)  This information is based on the Schedule 13G, Amendment No.1, filed with the SEC by Wellington Management Group, LLP on May 15, 2026 for shares held on March 31, 2026.

(6)  This information is based on the Schedule 13G, filed with the SEC by Harris Associates L.P. on May 15, 2026 for shares held on March 31, 2026.

(7)  This information is based on the Schedule 13G, filed with the SEC by FMR LLC on May 5, 2026 for shares held on March 31, 2026.

(8)  This information is based on the Schedule 13G, filed with the SEC by Invesco Ltd. on May 6, 2026 for shares held on March 31, 2026.

ICON plc, is not directly or indirectly, owned or controlled by another corporation or by any government.

B.   **Related Party Transactions**

During the year ended December 31, 2025, subsidiaries of the Company earned revenue of  $0.4 million (December 31, 2024: $0.3 million and December 31, 2023: $0.2 million) from Corvus Pharmaceuticals. Dr. Linda Grais serves as a Director and shareholder of Corvus Pharmaceuticals. At December 31, 2025,$0.1 million (December 31, 2024: $0.1 million and December 31, 2023: $0.1 million) was noted as due from Corvus Pharmaceuticals.

During the year ended December 31, 2025, subsidiaries of the Company earned revenue of $nil (December 31, 2024: $nil and December 31, 2023: $0.05 million) from Afimmune Limited. Dr. John Climax is the Chief Executive Officer and a Director and shareholder of Afimmune Limited. At December 31, 2025, $0.1 million was noted as due from Afimmune Limited (December 31, 2024: $0.1 million and December 31, 2023: $0.05 million).

On July 24, 2020, a subsidiary of the Company, ICON Clinical Research Limited, entered into an agreement to jointly establish a new company, Oncacare Limited ("Oncacare"), a specialized oncology site network in the US and EMEA regions, with a third party. The Company invested $4.9 million to obtain a 49% interest in the voting share capital of Oncacare. On April 20, 2023, the Company completed the purchase of the majority investor's 51% majority voting share capital of Oncacare. The consideration paid by ICON to purchase the 51% majority voting share capital was $5.1 million. As a result of this transaction (the "Oncacare acquisition"), Oncacare and its subsidiaries became wholly owned subsidiaries of the ICON Group. Prior to the Oncacare acquisition, the Company recorded losses of $0.4 million representing its pro rata share of the losses in Oncacare during the year ended December 31, 2023. The Oncacare acquisition also resulted in goodwill of $13.4 million and gave rise to an acquisition-related gain of $6.2 million.

C.   **Interests of experts and counsel**

Not applicable.

**Item 8.** *Financial Information.*

**A. Consolidated Statements and Other Financial Information**

See Item 18.

Refer to Note 22. *Business Segment and Geographical Information* to the consolidated financial statements included in this Form 20-F for information regarding the distribution of revenue by geographical area.

**Legal Proceedings**

Other than as described below, we do not expect any current litigation to have a materially adverse effect on our financial condition or results of operations. However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business, and one or more unfavorable outcomes could adversely affect us for the period in which they are resolved. In addition, regardless of their merits or their ultimate outcomes, lawsuits and legal proceedings are costly, divert management attention, and may adversely affect our reputation, even if they are resolved in our favor.

The Company, its former Chief Executive Officer, and its former Chief Financial Officer were named as defendants in two class action lawsuits involving similar claims, filed in the United States District Court for the Eastern District of New York on February 10, 2025 (Shing v. ICON plc, et al.) and April 2, 2025 (Police and Fire Retirement System of the City of Detroit v. ICON plc), respectively, alleging that defendants made misleading statements regarding the Company's financial performance and future business prospects in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The two cases have been consolidated and are proceeding under the caption In re ICON plc Securities Litigation, No. 2:25-cv-00763 (the "Putative Class Action"). Lead plaintiffs and lead counsel for the putative class were appointed on June 10, 2025. On September 12, 2025, the lead plaintiffs filed an amended complaint that names the Company's current Chief Executive Officer in addition to the original defendants.

On November 12, 2025, the defendants filed a motion to dismiss the amended complaint. Lead plaintiffs filed an opposition on January 13, 2026. On February 13, 2026, the parties filed a stipulation that the lead plaintiffs may file a further amended complaint within 30 days after the Company publicly reports full-year 2025 results. Given the preliminary stage of the litigation and inherent uncertainties in light of the forthcoming further amended complaint, we are unable at this time to form a view as to whether an adverse outcome is either probable or remote or to estimate the amount or range of potential loss in the event of an adverse outcome.

**Dividend Policy**

We have not paid cash dividends on our ordinary shares and do not currently intend to pay cash dividends on our ordinary shares in the foreseeable future.

**B. Significant Changes**

There have been no significant changes to our business since December 31, 2025 that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

**Item 9.** *The Offer and Listing.*

**A. Offer and listing details**

ICON's ordinary shares are traded on the NASDAQ Global Select Market under the symbol "ICLR". ICON plc's American Depositary Receipt ("ADR") program was terminated on January 31, 2013 and ICON plc's ordinary shares began directly trading on NASDAQ on February 4, 2013. Prior to that date, ICON plc's American Depositary Shares ("ADSs") were traded on NASDAQ and ICON plc's Depository for the ADSs was The Bank of New York Mellon.

**B. Plan of distribution**

Not applicable.

**C. Markets**

NASDAQ.

**D. Selling shareholders**

Not applicable.

**E. Dilution**

Not applicable.

**F. Expenses of the issue**

Not applicable.

**Item 10.** *Additional Information.*

    **A.   Share Capital**

    Not applicable.

    **B.   Memorandum and articles of association**

    **Constitution**

We hereby incorporate by reference our Constitution, as amended, located under the heading "Constitution of the Company" in Exhibit 1.1.

The following is a summary of certain provisions of the current Constitution of the Company. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Constitution of the Company, which is included as an exhibit to this annual report.

*Objects*

The Company is incorporated under the name ICON plc, and is registered in Ireland under registered number 145835. The Company's objects, which are detailed in the Constitution of the Company, are broad and include, but are not limited to the carrying on the business of an investment holding company.

*Directors*

Subject to certain exceptions, Directors may not vote on matters in which they have a material interest. The remuneration to be paid to the Directors will be such remuneration as the Directors may determine. Any Director who holds any executive office, serves on any Committee or otherwise performs services, which, in the opinion of the Directors, are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration as the Directors may determine. The Directors may exercise all the powers of the Company to borrow money. These powers may be amended by special resolution of the shareholders.  There is no requirement for Directors to hold shares set out in the Constitution. The Directors are not required to retire at any particular age. The Constitution provides that one-third of the Directors must retire and offer themselves for re-election at each Annual General Meeting ("AGM") of the Company and that the Directors to retire by rotation are those who have been longest in office since their last appointment or reappointment. However in July 2022, the Board of Directors unanimously agreed that all of the Directors will retire and stand for re-election annually at each AGM and this is reflected in the Corporate Governance Guidelines adopted on October 22, 2024. All of the shareholders entitled to attend and vote at the AGM may vote on the re-election of Directors.

*Rights, Preferences and Dividends Attaching to Shares*

The Company has only one class of shares, Ordinary Shares with a par value of €0.06 per share. All such Ordinary Shares rank equally with respect to voting, payment of dividends and on any winding-up of the Company. The Company may by ordinary resolution declare dividends in accordance with the respective rights of the shareholders, but no dividend shall exceed the amount recommended by the Directors. Dividends may be declared or paid in any currency. Any dividend, interest or other sum payable to a shareholder that remains unclaimed for one year after having been declared may be invested by the Directors for the benefit of the Company until claimed. If the Directors so resolve, any dividend which has remained unclaimed for 12 years from the date of its declaration shall be forfeited and cease to remain owing by the Company. Every shareholder shall have one vote for every share carrying voting rights. In the event of the Company being wound up, if the assets available for distribution among the Members shall be more than sufficient to repay the whole of the share capital paid up or credited as paid up at the commencement of the winding up, the excess shall be distributed among the Members in proportion to the capital at the commencement of the winding up paid up or credited as paid up on the said Ordinary Shares held by them respectively. An Ordinary Share shall be deemed to be a redeemable share in certain circumstances. The liability of shareholders to invest additional capital is limited to the amounts remaining unpaid on the shares held by them.

*Action Necessary to Change the Rights of Shareholders*

The rights attaching to shares in the Company may be varied by special resolutions passed at class meetings of that class of shareholders of the Company.

*Annual and General Meetings*

The AGM shall be held in such place and at such time as shall be determined by the board, but no more than 15 months shall pass between the dates of consecutive AGMs. Directors may call an Extraordinary General Meeting ("EGM") at any time. The members, in accordance with the Constitution of the Company and Irish Company law, may also requisition EGMs. Notice of the AGM or an EGM passing any special resolution must be given at least 21 clear days prior to the scheduled date and, in the case of any other general meeting, not less than 14 clear days' notice. All holders of Ordinary Shares are entitled to attend, speak at and vote at general meetings of the Company. The quorum for any general meeting is three members present in person or by proxy, entitled to vote upon the business to be transacted.

*Limitations on the Right to Own Shares*

There are no limitations on the right to own shares in the Constitution of the Company.

*Disclosure of Share Ownership*

Under Irish law, the Company can require parties to disclose their interests in shares. The Constitution of the Company entitles the Directors to require parties to provide details regarding their identity and the nature and extent of any interest which such parties hold in Ordinary Shares. Under Irish law, if a party acquires or disposes of Ordinary Shares so as to bring their interest above or below 3% of the total issued share capital of the Company, they must notify the Company of that. The Company would also need to be notified of the acquisition by an existing substantial (i.e. 3% plus) shareholder, of every movement of one whole percentage integer (e.g. 3.9% to 4.1% but not 4.1% to 4.9%) or more.

*Other Provisions of the Constitution*

There are no provisions in the Constitution of the Company:

(i) delaying or prohibiting a change in the control of the Company, but which operate only with respect to a merger, acquisition or corporate restructuring;

(ii) discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares; or

(iii) governing changes in capital, in each case, where such provisions are more stringent than those required by law.

**C. Material Contracts**

The following is a summary of each contract (not being a contract entered into in the ordinary course of business) to which the Company or any of its subsidiaries is a party within the two years immediately preceding the date of this Form 20-F and which is, or may be, material to us:

Senior Secured Credit Facilities

On February 24, 2021, we entered into an Agreement and Plan of Merger (the "Merger Agreement") with PRA Health Sciences, Inc. ("PRA"), ICON US Holdings Inc., a Delaware corporation and subsidiary of ICON ("US HoldCo"), and Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of ICON and US HoldCo ("Merger Subsidiary").

In conjunction with the completion of the Merger, on July 1, 2021, ICON entered into a credit agreement (the "Credit Agreement") providing for a senior secured term loan facility of $5,515 million and a senior secured revolving loan facility in an initial aggregate principal amount of $300 million (the "Senior Secured Credit Facilities"). On May 2, 2023, the Company agreed with its lenders to increase the aggregate principal amount of the senior secured revolving loan facility from $300 million to $500 million. The proceeds of the senior secured term loan facility were used to repay the outstanding amount of (i) PRA's existing credit facilities and (ii) the Company's senior secured notes and fund, in part, the Merger. The senior secured term loan facility and the revolving loan facility will mature in July 2028.

On March 14, 2024, the parties to the credit agreement entered into a Third Amendment (the "Third Amendment") in connection with the repricing of the senior secured term loan facility and the senior secured revolving credit facility. With respect to the senior secured term loan facility, the repricing culminated in a margin reduction of 25 basis points, from 2.25% (based on the then-current first lien net leverage ratio) to 2.0%; and the elimination of the credit adjustment spread. The combination of the above resulted in an overall reduction of 51 basis points on the senior secured term loan facility (assuming quarterly refixing). With respect to the senior secured revolving credit facility, the repricing culminated in a margin reduction of 0.40%, from 1.25% (based on the then-current S&P corporate family rating) to 0.85%, which is subject to change pursuant to a pricing grid based on the current corporate family rating assigned by S&P; and the elimination of the credit adjustment spread. There were also concurrent fee adjustments to the senior secured revolving credit facility; the commitment fee on drawings was reduced from 0.4375% to 0.2975%, (based on our current corporate family rating from S&P) while the utilization fee increased by 15 basis points, dependent on amount utilized.

Borrowings under the senior secured term loan facility amortize in equal quarterly installments in an amount equal to 1.00% per annum of the principal amount, with the remaining balance due at final maturity. The interest rate margin applicable to borrowings under the senior secured term loan facility is USD Term SOFR plus an applicable margin which is dependent on the Company's net leverage ratio. At December 31, 2025, the applicable margin is 2.0% (which reflects the Third Amendment). The senior secured term loan facility is subject to a floor of 0.50%.

On November 26, 2025, the parties to the Credit Agreement entered into a Fourth Amendment (the "Fourth Amendment") to reprice and extend the senior secured revolving credit facility.

As a result of the Fourth Amendment, the maturity was extended from a five-year term to a seven-year term ending July 1, 2028. Reflecting the Fourth Amendment, the interest rate margin applicable to borrowings under the revolving loan facility will be, at the option of the borrower, either (i) the applicable base rate plus an applicable margin of 0.35% or 0.00%, based on the

Company's current corporate family rating assigned by S&P of BB (or lower) or BB+ (or higher), respectively, or (ii) Term SOFR plus an applicable margin of 1.35%, 1.00%, 0.75%, 0.55%, or 0.40% based on the Company's current corporate family rating assigned by S&P of BB (or lower), BB+, BBB-, BBB or BBB+ (or higher), respectively. In addition, lenders under the revolving loan facility are entitled to commitment fees as a percentage of the applicable margin at the time of drawing and utilization fees dependent on the proportion of the facility drawn.

The Borrowers' (as defined in the Senior Secured Credit Facility) obligations under the Senior Secured Credit Facilities are guaranteed by ICON and the subsidiary guarantors. The Senior Secured Credit Facilities are secured by a lien on substantially all of ICON's, the Borrowers' and each of the subsidiary guarantor's assets (subject to certain exceptions), and the Senior Secured Credit Facilities will have a first-priority lien on such assets, which will rank pari passu with the lien securing the 2026 Notes and the New Notes subject to other permitted liens. The Company is permitted to make prepayments on the senior secured term loan without penalty.

The Senior Secured Credit Facilities contain customary negative covenants, including, but not limited to, restrictions on the ability of ICON and its subsidiaries to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, pay dividends or make other restricted payments, sell or otherwise transfer assets or enter into transactions with affiliates.

The Senior Secured Credit Facilities provide that, upon the occurrence of certain events of default, the obligations thereunder may be accelerated. Such events of default will include payment defaults to the lenders thereunder, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy proceedings, material money judgments, material pension-plan events, change of control and other customary events of default.

*The New Notes*

On May 8, 2024, ICON Investments Six Designated Activity Company (the "Issuer"), a wholly-owned subsidiary of ICON plc, issued $2 billion senior secured notes (the "New Notes"). The New Notes were issued in aggregate principal amounts of: $750 million 5.809% Senior Secured Notes due 2027 (the "2027 Notes"), $750 million 5.849% Senior Secured Notes due 2029 (the "2029 Notes") and $500 million 6.000% Senior Secured Notes due 2034 (the "2034 Notes").

The Company paid an underwriting discount of $6.8 million on the New Notes being: 0.250% of the principal amount of the 2027 Notes, 0.350% of the principal amount of the 2029 Notes and 0.450% of the 2034 Notes. Further, the 2034 Notes were issued at a discount of $0.5 million (issued at 99.896% of par).

The proceeds from the issuance were used to repay a portion of the senior secured term loan outstanding under the Senior Secured Credit Facilities and to pay fees, costs and expenses related to the offering.

Interest on the New Notes is payable on May 8 and November 8 of each year, having commenced on November 8, 2024. Unless previously redeemed, the 2027 Notes will mature on May 8, 2027, the 2029 Notes will mature on May 8, 2029 and the 2034 Notes will mature on May 8, 2034.

The New Notes are guaranteed on a senior secured basis by ICON and its existing and future wholly owned subsidiaries, in each case that guarantee the obligations under our Senior Secured Credit Facilities and the 2026 Notes. The New Notes are the senior secured obligation of the Issuer and the Guarantors and rank equally in right of payment to all of the Issuer's and Guarantors' existing and future senior debt and senior in right of payment to all of the Issuer's and Guarantors' existing and future subordinated debt. The New Notes and the guarantees are secured on a first-lien basis by substantially all of the existing and future assets of the Issuer and the Guarantors that also secure the Issuer's and the Guarantors' obligations under the Senior Secured Credit Facilities and the 2026 Notes on a pari passu basis, subject to permitted liens, and the liens on the collateral securing the New Notes rank equally in priority with the liens on the collateral securing borrowings and guarantees under the Senior Secured Credit Facilities, the 2026 Notes and any other future pari passu first lien indebtedness.

## D.   Exchange Controls

Irish exchange control regulations ceased to apply from and after December 31, 1992. Except as indicated below, there are no restrictions on non-residents of Ireland dealing in domestic securities, which includes shares or depository receipts of Irish companies. Except as indicated below, dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities.

The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries and persons. Financial transfers are broadly defined, and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European Communities. The acquisition or disposal of shares issued by an Irish incorporated company and associated payments may fall within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition.

The Financial Transfers Act, 1992 prohibits financial transfers involving a number of persons, entities and bodies, which is subject to amendment on an ongoing, regular basis and currently includes, but is not limited to: certain persons, entities, bodies and activities in Belarus, Bosnia & Herzegovina, Burundi, Sudan, South Sudan, the Central African Republic, Libya, Lebanon, Mali, the Democratic People's Republic of Korea, Myanmar/Burma, Tunisia, Zimbabwe, Venezuela, Syrian Arab Republic, the Republic of Guinea-Bissau, Nicaragua, Democratic Republic of Congo, Iran, Ukraine and Russia; persons associated with the Taliban, ISIL (Da'esh) and Al-Qaeda, Turkey's unauthorized drilling activities in the Eastern Mediterranean, certain known terrorists and terrorist groups and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

There are no restrictions under the Company's Constitution or under Irish Law that limit the right of non-residents or foreign owners to hold the Company's ordinary shares or vote at general meetings of the Company.

### E.    Taxation

The following discussion is based on existing Irish tax law, Irish court decisions and the practice of the Revenue Commissioners of Ireland, and the convention between the United States and Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to taxes on income and capital gains (the "Treaty"). This discussion does not purport to deal with the tax consequences of owning the ordinary shares for all categories of investors, some of which may be subject to special rules. Prospective purchasers of ordinary shares are advised to consult their own tax advisors concerning the overall tax consequences arising in their own particular situations under Irish law. Each prospective investor should understand that future legislative, administrative and judicial changes could modify the tax consequences described below, possibly with retroactive effect.

As used herein, the term "U.S. Holder" means a beneficial owner of ordinary shares that (i) owns the ordinary shares as capital assets; (ii) for U.S. federal income tax purposes, is an individual who is a U.S. citizen or resident, a U.S. corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source or a trust that (x) meets the following two tests: (A) a U.S. court is able to exercise primary supervision over the administration of the trust, and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust, or (y) has elected to be treated as a U.S. person for federal income tax purposes; and for the purpose of the discussion under Irish Taxation of U.S. Holders (A) is not a resident of, or ordinarily resident in, Ireland for the purposes of Irish tax; and (B) is not engaged in trade or business in Ireland through a permanent establishment.

AS USED HEREIN, REFERENCES TO THE ORDINARY SHARES SHALL INCLUDE SHARES HELD IN THE ACCOUNTS OF PARTICIPANTS THROUGH THE DEPOSITARY TRUST COMPANY (THE "DTC").

**Irish Taxation**

*Irish corporation tax on income*

ICON is a public limited company incorporated and resident for tax purposes in Ireland by virtue of its place of central management and control being in Ireland.

Companies which are resident in the Republic of Ireland ("Ireland") are subject to Irish corporation tax on their total profits (wherever arising and, generally, whether or not remitted to Ireland). The question of residence, by virtue of management and control, is essentially one of fact. It is the present intention of the Company's management to continue to manage and control the Company from Ireland, so that the Company will continue to be resident in Ireland.

The standard rate of Irish corporation tax on trading income (with certain exceptions) is currently 12.5%. Corporation tax is charged at the rate of 25% on a company's non-trading income and certain types of trading income not eligible for the lower rate of 12.5% referred to above. An Irish Qualifying Domestic Top-up tax ("QDTT") and Income Inclusion rule ("IIR"), applying to businesses with consolidated group revenues of €750 million or more in at least two of the four preceding fiscal years, has been in force from 1 January 2024, providing for a minimum effective tax rate of 15% on Irish profits (QDTT) and a top up to a minimum of 15% on overseas profits of subsidiaries, if applicable (IIR).

A research and development tax credit is available in Ireland where an Irish resident company incurs qualifying expenditure on research and development activities. Qualifying expenditure incurred in accounting periods commencing on or after 1 January 2024 results in a tax credit of 30% of that expenditure (2026 : 35%).

Capital gains arising to an Irish resident company are liable to tax at 33%. However, a capital gains tax exemption is available in Ireland for qualifying Irish resident companies in respect of disposals of certain qualifying shareholdings.

The exemption from capital gains tax on the disposal of shares by an Irish resident company will apply where certain conditions are met. These conditions principally are:

- The company claiming the exemption must hold (directly or indirectly) at least 5% of the ordinary share capital of the company in which the interest is being disposed of, throughout a continuous period of at least 12 months, in the two-year period prior to disposal;

- The shares being disposed of must be in a company, which at the date of disposal, is resident in a Member State of the European Communities or in a country with which Ireland has signed or made specific arrangements to sign a double tax agreement (together a "Relevant Territory");

- The shares must be in a company which is primarily a trading company or the company making the disposal together with its "5% plus subsidiaries" should be primarily a trading group; and

- The shares must not derive the greater part of their value from land or mineral rights in Ireland.

Unless specifically exempted, all dividends paid by the Company, will be subject to Irish withholding tax. The current rate for dividend withholding tax is 25%.

An individual shareholder who is neither resident nor ordinarily resident for tax purposes in Ireland but is resident in a country with which Ireland has a double tax treaty (which includes the U.S.), or in a member state of the European Communities, other than Ireland (together, a Relevant Territory), will be exempt from withholding tax provided he or she makes the requisite declaration.

Irish resident corporate shareholders will be exempt from withholding tax. Where the shareholding held by the recipient company, in the company paying the dividend is not 51% or greater, a declaration must be made to avail of the exemption.

Non-Irish resident corporate shareholders will be exempt from withholding tax on the production of the appropriate certificates and declarations where they:

- are resident in a Relevant Territory and are not controlled (directly or indirectly) by Irish residents;

- are ultimately controlled (directly or indirectly) by residents of a Relevant Territory;

- have the principal class of their shares, or shares of a 75% parent, substantially and regularly traded on one or more recognized stock exchanges in a Relevant Territory (including Ireland) or Territories; or

- are wholly owned by two or more companies, each of whose principal class of shares is substantially and regularly traded on one or more recognized stock exchanges in a Relevant Territory (including Ireland) or Territories.

U.S. holders of ordinary shares should note, however, that detailed documentation requirements may need to be complied with. Special arrangements are available in the case of an interest in shares held in Irish companies through a depositary or in accounts of participants through the DTC. In certain cases, the depositary or the DTC can receive and pass on a dividend from an Irish company without deducting withholding tax, provided the depositary or the DTC is a qualifying intermediary, and provided the person beneficially entitled to the distribution would meet the same conditions outlined above for the withholding tax exemption to apply and has provided the qualifying intermediary with the appropriate declarations. The depositary or the DTC shall be regarded as a qualifying intermediary provided the following conditions are met:

- the depositary or the DTC is resident in a Relevant Territory;

- the depositary or the DTC have entered into a qualifying intermediary agreement with the Irish tax authorities (Irish Revenue Commissioners); and

- the depositary or the DTC have been authorized by the Irish Revenue Commissioners as a qualifying intermediary and such authorization has not expired or been revoked.

*Irish income tax on dividends*

Irish resident or ordinarily resident shareholders will generally be liable to Irish income tax on dividend income at their marginal rate of income tax. This income may also be liable to Pay Related Social Insurance ("PRSI") of up to 4.1% (4.2% from 1 October 2025) and the Universal Social Charge ("USC") of up to 11% (up to 15.1% in total).

Under certain circumstances, non-Irish resident shareholders will be subject to Irish income tax on dividend income. Where withholding tax of 25% has been deducted, this will fully satisfy the non-Irish resident shareholder's tax liability. No PRSI or USC should apply in these circumstances.

However, a non-Irish resident shareholder will not have an Irish income tax liability on dividends from the Company if the holder is neither resident nor ordinarily resident in Ireland and the holder is:

- an individual resident in a Relevant Territory;

- a corporation that is ultimately controlled by person(s) resident in a Relevant Territory;

- a corporation whose principal class of shares (or its 75% or greater parent's principal class of shares) is substantially and regularly traded on a recognized stock exchange in an EU country or in a Relevant Territory;

- a corporation resident in another EU member state or in a Relevant Territory, which is not controlled directly or indirectly by Irish residents; or

- a corporation that is wholly owned by two or more corporations each of whose principal class of shares is substantially and regularly traded on a recognized stock exchange in an EU country or in a Relevant Territory.

U.S. Holders who do not qualify for the above income tax exemption may be able to obtain treaty benefits under the Treaty.

*Irish dividend participation exemption regime*

From 1 January 2025 Ireland introduced a new dividend participation exemption. The participation exemption allows relevant distributions made by a relevant subsidiary to a parent company to be exempt from Irish corporation tax, provided that the parent company meet the relevant conditions and relevant claim in its tax return. This new measure sits in tandem with the existing "tax and credit" system which is excluded from this analysis.

An Irish resident company may elect into the foreign dividend participation exemption regime once it satisfies the following criteria and notifies Revenue of the company's intention to elect into this regime:

- A parent company is (i) an Irish resident company or (ii) a company that is resident for foreign tax purposes in European Economic Area (EEA) state.
- The parent company must hold a qualifying participation in the relevant subsidiary which is a participation, through ownership of ordinary share capital, by virtue of which the parent company:
  - Owns a minimum of 5 per cent of the ordinary share capital of the relevant subsidiary
  - Is entitled to a minimum of 5 per cent of the profits available for distribution to equity holders of the relevant subsidiary, and
  - Is entitled to a minimum of 5 per cent of the assets available for distribution to equity holders on a winding up of the relevant subsidiary.
- A relevant subsidiary must be a company that is resident for foreign tax purposes in an EEA State or a country with which Ireland has a double tax agreement (DTA), that is not on the EU Code of Conduct Group list of non-cooperative jurisdictions. The relevant subsidiary cannot be generally exempt from foreign tax.
- The relevant distribution must be a distribution made by the relevant subsidiary in respect of its shares. The distribution must be made either (i) out of profits, or (ii) out of assets. If the distribution is made out of assets then the underlying shares if sold must qualify for participation exemption in the case of gains on disposals of shares.

*Irish domicile levy*

Certain non-Irish resident individuals that are domiciled in Ireland will be subject to an annual levy of €200,000 if the market value of their Irish-located property on 31 December exceeds €5,000,000, their worldwide annual income exceeds €1,000,000 and their liability to Irish income tax in that year is less than €200,000.

*Irish capital gains tax on disposal of shares*

Irish resident or ordinarily resident shareholders will be liable to capital gains tax at 33% on gains arising from the disposal or part disposal of their shareholding.

A person who is not resident or ordinarily resident in Ireland, who has not been an Irish resident within the past five years and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of ordinary shares or shares held in accounts of participants through the DTC, so long as the shares do not derive the greater part of their value from Irish land or mineral rights.

There are provisions to subject a person who disposes of an interest in a company while temporarily being a non-Irish resident, to Irish capital gains tax. This treatment will apply to Irish domiciled individuals:

- who cease to be an Irish resident;

- who beneficially own the relevant assets when they cease to be a resident;

- if there are not more than 5 years of assessment between the last year of Irish tax residence prior to becoming temporarily non-resident and the tax year that he/she resumes Irish tax residency;

- who dispose of the relevant assets during this temporary non-residence; and

- the interest disposed of represents 5% or greater of the issued share capital of the company or is worth at least €500,000.

In these circumstances the person will be deemed, for Irish capital gains tax purposes, to have sold and immediately reacquired the interest in the company on the date of his or her departure and will be subject to tax at 33% of the taxable gain.

*Irish capital acquisitions tax*

Irish capital acquisitions tax (referred to as CAT) applies to gifts and inheritances. Subject to certain tax-free thresholds, gifts and inheritances are liable to tax at 33%.

Where a gift or inheritance is taken under a disposition made after December 1, 1999 it will be within the charge to CAT:

- to the extent that the property of which the gift or inheritance consists is situated in Ireland at the date of the gift or inheritance;

- where the person making the gift or inheritance is or was resident or ordinarily resident in Ireland at the date of the disposition under which the gift or inheritance is taken;

- in the case of a gift taken under a discretionary trust where the person from whom the gift is taken was resident or ordinarily resident in Ireland at the date he/she made the settlement, or at the date of the gift or, if he/she is dead at the date of the gift, at the date of his/her death; or

- where the person receiving the gift or inheritance is resident or ordinarily resident in Ireland at the date of the gift or inheritance.

For these purposes a non-Irish domiciled individual will not be regarded as resident or ordinarily resident in the Republic of Ireland on a particular date unless they are resident or ordinarily resident in Ireland on that date and have been resident for the 5 consecutive tax years immediately preceding the year of assessment in which the date falls.

The person who receives the gift or inheritance (the "beneficiary") is primarily liable for CAT. In the case of an inheritance, where a beneficiary and personal representative of the deceased are both non-residents, a solicitor must be appointed to be responsible for paying inheritance tax. Taxable gifts or inheritances received by an individual since December 5, 1991 from donors in the same threshold class are aggregated and only the excess over a specified tax-free threshold is taxed. The tax-free threshold is dependent on the relationship between the donor and the beneficiary and the aggregation since December 5, 1991 of all previous gifts and inheritances, within the same tax threshold.

The tax-free threshold amounts that apply are:

- €20,000 in the case of persons who are not related to one another;

- €40,000 in the case of gifts or inheritances received from inter alia a brother or sister or from a brother or sister of a parent or from a grandparent; and

- €400,000 in the case of gifts and inheritances received by a child from a parent (or by a minor child of a deceased child of a grandparent) and specified inheritances received by a parent from a child for gifts or inheritances taken on or after October 9, 2019.

Gifts and inheritances passing between spouses are exempt from CAT.

A gift or inheritance of the ordinary shares or American Depositary Shares ("ADSs") in the Company will be within the charge to CAT, notwithstanding that the person from whom or by whom the gift or inheritance is received is domiciled or resident outside Ireland.

The Estate Tax Convention between Ireland and the United States generally provides for CAT paid on inheritances in Ireland to be credited against Federal Estate tax payable in the U.S. and for tax paid in the U.S. to be credited against tax payable in Ireland, based on priority rules set forth in the Estate Tax Convention. The Estate Tax Convention does not apply to CAT paid on gifts.

*Irish stamp duty*

Irish stamp duty, which is a tax on certain documents, is payable on all transfers of ordinary shares (other than between spouses) whenever a document of transfer is executed. Where the transfer is attributable to a sale of shares, stamp duty will be charged at a rate of 1%, rounded to the nearest euro. The stamp duty is calculated on the amount or value of the consideration (i.e. purchase price) or, if the transfer is by way of a gift (subject to certain exceptions) or for consideration less than the market value, on the market value of the shares. Where the consideration for the sale is expressed in a currency other than euro, the duty will be charged on the euro equivalent calculated at the rate of exchange prevailing on the date of the transfer.

Transfers through the DTC of book entry interests in shares are not subject to Irish stamp duty.

A transfer of ordinary shares by a shareholder to a depositary or custodian for deposit and a transfer of ordinary shares from the depositary or the custodian for the purposes of the withdrawal of the underlying ordinary shares in accordance with the terms of a deposit agreement will be subject to stamp duty at the 1% rate if the transfer relates to a sale, a contemplated sale, a gift or any other change in the beneficial ownership of such ordinary shares. However, transfers of ordinary shares into or out of the DTC are not subject to Irish stamp duty where no change in beneficial ownership of the shares has occurred and provided a contract for sale in respect of the transferring shares is not in place.

The person accountable for payment of stamp duty is normally the transferee or, in the case of a transfer by way of gift, or for a consideration less than the market value, all parties to the transfer.

Transfers of ordinary shares between associated companies (broadly, companies within a 90% group relationship and subject to the satisfaction of certain conditions) are exempt from stamp duty in Ireland. In the case of transfers of ordinary shares where no beneficial interest passes (e.g. a transfer of shares from a beneficial owner to his nominee), no stamp duty arises.

No stamp duty shall arise on the transfer of ordinary shares where the consideration for the transfer does not exceed €1,000, provided the instrument contains a statement certifying that the transaction does not form part of a larger transaction or a series of larger transactions, in respect of which the amount of the total consideration attributable to the shares would exceed €1,000.

## F.  Dividends and paying agents

Not applicable.

## G.  Statement by experts

Not applicable.

## H.  Documents on Display

The Company files reports, including Annual Reports on Form 20-F, furnishes Current Reports on Form 6-K and discloses other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. The SEC maintains a website that contains reports and information statements regarding issuers that file electronically with the SEC. Our reports (including this Form 20-F) can be downloaded from the SEC's website at www.sec.gov or from the investor relations page on our website at https://investor.iconplc.com/financials-filings/sec-filings. Information on our website is not incorporated by reference into or otherwise part of this Form 20-F.

## I.  Subsidiary Information

Not applicable.

## J.  Annual Report to Security Holders

ICON is required to provide an annual report to security holders in response to the requirements of Form 6-K and will submit the annual report in electronic format in accordance with the EDGAR Filer Manual.

## Exemptions From Corporate Governance Listing Requirements Under the NASDAQ Marketplace Rules

NASDAQ may provide exemptions from certain NASDAQ corporate governance standards to a foreign private issuer if, among other reasons, those standards are contrary to a law, rule or regulation of a public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer's home country of domicile, provided that the foreign private issuer properly notifies NASDAQ and makes the required disclosure except to the extent that such exemptions would be contrary to United States federal securities laws.

The exemptions that the Company relies on, and the practices the Company adheres to, are as follows:

- The Company is exempt from provisions set forth in NASDAQ Rule 5620(c), which requires each issuer (other than limited partnerships) to provide for a quorum in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33.33% of the outstanding shares of the issuer's common voting stock. The Company's Constitution requires that only 3 members be present, in person or by proxy, at a shareholder meeting to constitute a quorum. This quorum requirement is in accordance with Irish law and generally accepted business practices in Ireland.

- The Company is exempt from provisions set forth in NASDAQ Rule 5635(c) which requires (other than for certain specified exceptions) shareholder approval prior to the establishment or material amendment of a stock option or purchase plan or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, Directors, employees or consultants. Irish law does not require shareholder approval with respect to equity compensation arrangements. Accordingly, the 2019 Consultants and Directors Restricted Share Unit Plan, the 2013 Employees Restricted Share Unit Plan and the amendments to the Employee Share Option Plan 2008 and Consultants Share Option Plan 2008 were adopted by the Board of Directors without shareholder approval.

- The Company is exempt from provisions set forth in NASDAQ Rule 5605(b)(2), which requires independent Directors to hold regularly scheduled meetings at which only independent Directors are present. Irish law does not require independent Directors to hold regularly scheduled meetings at which only independent Directors are present. The Company holds regularly scheduled meetings which all of the Directors may attend and the Lead Independent Director may call meetings of the independent Directors and non-employee Directors of the Board, as appropriate, in accordance with the Lead Independent Director Charter.

**Item 11.** *Quantitative and Qualitative Disclosures about Market Risk.*

The principal market risks (i.e. risk of loss arising from adverse changes in market rates and prices) to which we are exposed include foreign currency risk and interest rate risk.

**Foreign Currency Exchange Risk**

We are subject to a number of foreign currency risks given the global nature of our operations. The principal foreign currency risks to which the business is subject to include both foreign currency translation risk and foreign currency transaction risk.

Although domiciled in Ireland, we report our results in U.S. dollars. As a consequence, the results of our non-U.S. based operations, when translated into U.S. dollars, could be affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

We are also subject to foreign currency transaction exposures as the currency in which our contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. Our operations in the United States are not materially exposed to such currency differences as the majority of revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts may be priced in a single currency, most often U.S. dollars, or euro, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our foreign currency exposures and enter into forward currency contracts to manage our exposure. We had no open foreign currency contracts at December 31, 2025.

The following significant exchange rates applied during the year:

| | Average Rate | | Closing Rate | |
|---|---|---|---|---|
| | **2025** | **2024** | **2025** | **2024** |
| Euro:USD | 1.1222 | 1.0854 | 1.1746 | 1.0354 |
| Pound Sterling:USD | 1.3150 | 1.2809 | 1.3475 | 1.2516 |

**Interest Rate Risk**

We are exposed to interest rate risk in respect of our cash and cash equivalents and available for sale investments. Our treasury function actively manages our available cash resources and invests surplus cash balances to ensure optimum returns for the Company. Financial instruments are classified either as cash and cash equivalents or available for sale investments depending upon the maturity of the related investment. Funds may be invested in the form of floating rate notes and medium term minimum "A-" rated corporate securities. We may be subject to interest rate risk in respect of interest rate changes on amounts invested. Interest rate risk is managed by monitoring the composition of the Company's investment portfolio on an ongoing basis having regard to current market interest rates and future trends.

During the year ended December 31, 2024, the Company's exposure to interest rate fluctuations significantly reduced with the voluntary and mandatory repayments of the senior secured term loan facility (refer to Note 13. *Bank credit lines, loan facilities and notes* to the consolidated financial statements included in this Form 20-F).

At December 31, 2025, 73% of the Company's outstanding debt was at a fixed interest rate (December 31, 2024: 73%; December 31, 2023: 13%).

As the Company has variable rate debt, fluctuations in interest rates affect our business. Due to the quantum of variable rate debt in issue, we have not hedged our variable rate debt during the year ended December 31, 2025. We may incur higher interest costs on any unhedged debt.

We regularly evaluate our debt arrangements, as well as market conditions, and we will explore the opportunity to modify our existing arrangements or pursue additional financing arrangements that may result in the issuance of new debt securities by us or our affiliates.

The sensitivity analysis below represents the hypothetical change in the net interest payable of a 1% movement in market interest rates.

| | December 31, 2025 | Interest Change 1% increase in market interest rate | Interest Change 1% decrease in market interest rate |
|---|---|---|---|
| | (in thousands) | | |
| Interest income | $ 7,109 | $ 12,253 | $ 1,965 |
| Interest expense* | (197,490) | (206,998) | (187,982) |
| | $ (190,381) | $ (194,745) | $ (186,017) |

* $6.0 million of financing fees have been allocated to interest cost which are not impacted by a change in interest rate.

**Item 12***. Description of Securities Other than Equity Securities.*

Not applicable.

**Part II**

**Item 13**. *Defaults, Dividend Arrearages and Delinquencies.*

None.

**Item 14.** *Material Modifications to the Rights of Security Holders and Use of Proceeds.*

None.

**Item 15.** *Controls and Procedures.*

### A. Disclosure controls and procedures

The Company's management, with the participation of its Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2025. Based on that evaluation, the CEO and CFO concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2025, due to the existence of material weaknesses in the Company's internal control over financial reporting, as described below.

Considering the material weaknesses described below, the Company's management performed additional analysis, as they deemed necessary, to determine that the Company's financial statements included in this Annual Report on Form 20-F, were prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). Notwithstanding the material weaknesses in the Company's internal control over financial reporting, management believes that the consolidated financial statements included in this Annual Report on Form 20-F present fairly, in all material respects, the Company's financial position, results of operations and cash flows, for each of the periods presented, in conformity with U.S. GAAP.

### B. Management's Annual Report on Internal Accounting Control over Financial Reporting

#### Background and Investigation

As described in the Explanatory Note in this Annual Report on Form 20-F, the Audit Committee of the Board of Directors initiated an investigation in October 2025 into certain of the Company's accounting practices and controls, following concerns reported to the Audit Committee through Company management. Outside legal counsel, with the support of forensic and technical accounting firms, conducted an investigation primarily focused on concerns of inappropriate revenue recognition practices impacting the financial statements for fiscal years 2023 through 2025.

Based on the conclusions of the investigation and further analyses performed by management, the Company has restated its consolidated financial statements for the years ended December 31, 2024 and 2023. The impact of the errors identified in Note 1A *Restatement of Previously Issued Consolidated Financial Statements* to the consolidated financial statements is included in this Form 20-F.

#### Management's Responsibility

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Management, under the supervision of our CEO and CFO, evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In performing this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework (2013). Based on this evaluation, management has concluded that the Company's internal control over financial reporting was not effective as of December 31, 2025, due to the material weaknesses described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

An effective internal control system, no matter how well designed, has inherent limitations, including the possibility of human error or overriding of controls, and therefore can provide only reasonable assurance with respect to reliable financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements, including the possibility of human error, the circumvention or overriding of controls, or fraud. Effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements.

#### Material Weaknesses in Internal Control Over Financial Reporting

Based on management's assessment, the Company has identified the following material weaknesses in its internal control over financial reporting:

I    The Company's entity level controls, including the tone from management, were insufficient to enforce the monitoring and maintenance of a proper environment for effective internal control over financial reporting consistent with the COSO framework that:

    a.    Reinforces the importance of internal controls and the expected standards of conduct, and the need to hold individuals accountable for their internal control responsibilities in the pursuit of business objectives; and,

    b.    Maintains a sufficient complement of appropriately experienced personnel with expertise, knowledge and training in U.S. GAAP and internal control over financial reporting commensurate with the Company's financial reporting requirements.

II    Management did not design and operate effective internal controls to prevent material errors to revenue and related accounts.  Specifically:

    a.    Management's review of estimates, including underlying assumptions, made for the percentage-of-completion input method for long-term clinical trial contracts, were not performed sufficiently;

    b.    There was ineffective segregation of duties and review of manual revenue adjustments recorded in the revenue systems in respect of long-term clinical trial contracts; and

    c.    Management's reviews of the accounting for other performance obligations and contract asset and liability balances associated with the long-term clinical trial contracts were not performed sufficiently.

The material weaknesses above contributed to material accounting errors identified and corrected within our consolidated financial statements for the years ended December 31, 2024 and 2023, as indicated in the financial statements included in this Annual Report on Form 20-F, as well as within 2023, 2024, and 2025 interim condensed consolidated financial statement periods.

### *Remediation Plan and Status*

The Company's current management, under the oversight of the Audit Committee, is committed to remediating the material weaknesses identified above, fostering continuous improvement in internal controls and enhancing its overall internal control environment.

Since identifying the above material weaknesses, the Company's current management has corrected the accounting errors in the consolidated financial statements for the restated periods as noted above and has developed a remediation plan, which includes the aspects described below. The Company believes that these activities, when fully implemented, should remediate the identified material weaknesses and strengthen its internal control over financial reporting. Notwithstanding the foregoing, additional remediation initiatives may be necessary.

A material weakness cannot be considered remediated until the applicable controls have operated for a sufficient period of time and it is concluded by management, through testing, that the controls are operating effectively.

The Company's remediation plan includes the following primary activities:

**Oversight of control environment**: Under the oversight of the Audit Committee, the Company has undertaken and will continue to undertake organizational changes and hire appropriately qualified personnel, where necessary, in key reporting roles to strengthen internal control over financial reporting.  The Company will more clearly define, document and communicate roles and responsibilities relating to internal control over financial reporting, as well as financial oversight more broadly, consulting with and engaging external advisors to support management in the implementation of such changes. The Company has also commenced a review, with the assistance of external consultants, to enhance its compliance programs.

**Policies and procedures**: The Company is revising policies and procedures related to the revenue recognition process and enhancing the design of internal controls over long-term clinical trial contract revenue and related accounts, including improving the precision of management's review of the key assumptions into the percentage-of-completion input method, the accounting for other performance obligations, and related contract asset and liability balances

**Training**: The Company has recently initiated a finance training program, which will reinforce the Company's revenue recognition for long-term clinical trials, financial reporting policies and procedures, and emphasize the importance of performance and oversight of related internal controls. Additionally, the Company has initiated training with individuals from business operations, who provide input into our revenue recognition process for percentage-of-completion on long-term clinical trial contracts, to improve the consistency of the development of accurate assumptions and the retention of evidence for the underlying rationale.

**Manual adjustments**: The Company has initiated changes in the design of internal controls over manual adjustments within our revenue systems and the resulting journal entries to enhance the process, so as to strengthen segregation of duties, documentation, independent review and approval of such manual adjustments.

**C. Attestation Report of Independent Registered Public Accounting Firm**

Our independent registered public accounting firm, Ernst & Young, who audited the consolidated financial statements as of and for the year ended December 31, 2025 included in this Annual Report on Form 20-F, has issued its report on the effectiveness of our internal control over financial reporting as of December 31, 2025. Ernst & Young's report is included herein on page 110.

**D. Changes in Internal Controls over Financial Reporting**

Other than as outlined within "Management's Annual Report on Internal Control over Financial Reporting" above, there were no changes in our internal control over financial reporting during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

**Item 16. [*Reserved*]**

**Item 16A. Audit Committee Financial Expert**

Mr. Rónán Murphy is an "audit committee financial expert" as such term is defined under the applicable regulations of the SEC and has the requisite accounting or related financial management expertise and financial sophistication under the applicable rules and regulations of NASDAQ. The Board has also determined that Mr. Murphy is independent under Rule 10A-3 under the Exchange Act and the standards of NASDAQ for purposes of the Audit Committee.

**Item 16B. Code of Ethics**

Our Global Code of Ethical Conduct applies to all officers, directors (including an Outside Director when carrying out their duties as a director of ICON plc), and employees of ICON plc, its subsidiaries and branches. There were no amendments to or waivers from the provisions of the Code of Ethical Conduct in 2025 that are required to be disclosed. This Code of Ethical Conduct is available on our website at: https://investor.iconplc.com/corporate-governance/governance-documents. The information contained on or through the website is not incorporated by reference in this Form 20-F. We will disclose on our website any amendment to, or waiver from, provisions of the Code of Ethical Conduct that applies to our directors or executive officers to the extent required under the rules of the SEC or NASDAQ.

**Item 16C. Principal Accountant Fees and Services**

Our principal accountant for the year ended December 31, 2025 was Ernst & Young, Dublin, Ireland (Audit Firm ID: 1411). The table below summarizes the fees for professional services rendered by Ernst & Young for the audit of our annual financial statements for the year ended December 31, 2025 and fees billed for other services rendered by Ernst & Young.

| | Year Ended | |
| --- | --- | --- |
| | **December 31, 2025** | |
| | **(in thousands)** | **% of total** |
| Audit fees[1] | $ 13,123 | 96.0 % |
| Audit related fees | — | — % |
| Total audit and audit related fees | 13,123 | 96.0 % |
| | | |
| Tax fees[2] | 603 | 4.0 % |
| Other fees[3] | 41 | — % |
| Total non-audit fees | $ 644 | 4.0 % |
| **Total fees** | **$ 13,767** | **100.0 %** |

[1]Audit fees include annual audit and quarterly review fees for the Company and its subsidiaries. Of the above audit fee of $13.1 million, $4.2 million is expensed at December 31, 2025. The balance will be recorded in our Consolidated Statements of Operations for the year ended December 31, 2026 as incurred.

[2]Tax fees represents services across a number of areas including International tax advisory services, tax compliance and indirect tax advisory services and other ad hoc tax advisory and planning.

[3]Other fees primarily consist of permissible services in relation to environment, social and governance reporting advice.

For the year ended December 31, 2024, our principal accountant was KPMG, Dublin, Ireland (Audit Firm ID: 1116). The table below summarizes the fees for professional services rendered by KPMG for the audit of our annual financial statements for the year ended December 31, 2024 and fees billed for other services rendered by KPMG.

| | Year Ended | |
| --- | --- | --- |
| | December 31, 2024 | |
| | (in thousands) | % of total |
| Audit fees[1] | $ 3,647 | 44.1 % |
| Audit related fees[2] | 517 | 6.3 % |
| Tax compliance and the preparation of tax returns | 756 | 9.1 % |
| Total audit, audit related and tax compliance fees | 4,920 | 59.5 % |
| | | |
| Other tax planning and consulting services[3] | 2,114 | 25.6 % |
| Tax advice relating to integration of ICON and PRA[4] | 1,036 | 12.5 % |
| Other fees[5] | 193 | 2.4 % |
| Total non-audit service fees | $ 3,343 | 40.5 % |
| **Total fees** | **$ 8,263** | **100.0 %** |

[1]Audit fees include annual audit and quarterly review fees for the Company and its subsidiaries and services provided in connection with statutory and regulatory filings.

[2]Audit related fees principally consist of fees for assurance and related services, such as financial due diligence services, fees for the audit of employee benefit plans and fees for pension reviews.

[3]Other tax planning and consulting services represents services across a number of areas including in relation to the Group's financing facilities and other ad hoc tax advisory and planning.

[4]Tax advice relating to the integration of ICON and PRA including integration of business activities and the elimination of legal entities.

[5]Other fees primarily consist of permissible services in relation to environment, social and governance reporting advice.

Not included in the above table are billed fees by KPMG for their restatement audits for the years ended December 31, 2023 and December 31, 2024 in the amount of $4.5 million. This amount is being recorded in our Consolidated Statements of Operations for the year ended December 31, 2026 as incurred.

The Audit Committee pre-approves all audit and non-audit services provided to the Company by its auditors.

**Item 16D. Exemptions from the Listing Standards for Audit Committees**

Not applicable.

**Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers**

On February 18, 2025, the Company's Board of Directors authorized an additional share repurchase program under which the Company may repurchase up to $750.0 million of the outstanding ordinary shares of the Company by way of redemption. On July 22, 2025, the Company's Board of Directors authorized a further additional repurchase program under which the Company could repurchase up to $500.0 million of the outstanding ordinary shares of the Company by way of redemption.

As of December 31, 2025, the Company had remaining authorization (which includes unutilized amounts from previous authorizations) to repurchase up to $750.0 million of ordinary shares under the repurchase program.

During the year ended December 31, 2025, 4,504,330 ordinary shares were redeemed by the Company at an average price of $166.51 per share for a total consideration of $750.0 million, as follows:

| | Total number of shares purchased | Average price paid per share | Total number of shares purchased as part of publicly announced program | Approximate dollar value of shares that may yet be purchased under the program (in millions) |
|---|---|---|---|---|
| March 3/12/2025 - 3/19/2025 | 1,360,537 | $183.75 | 1,360,537 | $750.0 |
| June 6/13/2025 - 6/23/2025 | 1,717,181 | $145.59 | 1,717,181 | $500.0 |
| August 8/15/2025 - 8/20/2025 | 560,100 | $178.20 | 560,100 | $900.2 |
| September 9/10/2025 - 9/19/2025 | 866,512 | $173.33 | 866,512 | $750.0 |
| | 4,504,330 | $166.51 | 4,504,330 | |

During the year ended December 31, 2024, a total of 2,179,699 ordinary shares were redeemed by the Company at an average price of $229.39 per share for a total consideration of $500.0 million, as follows:

| | Total number of shares purchased | Average price paid per share | Total number of shares purchased as part of publicly announced program | Approximate dollar value of shares that may yet be purchased under the program (in millions) |
|---|---|---|---|---|
| September 09/18/2024 - 09/25/2024 | 337,070 | $296.67 | 337,070 | $400.0 |
| October 10/28/2024 - 10/31/2024 | 409,512 | $228.57 | 409,512 | $556.4 |
| November 11/01/2024 - 11/07/2024 | 479,524 | $221.87 | 479,524 | $450.0 |
| December 12/02/2024 - 12/19/2024 | 953,593 | $209.73 | 953,593 | $250.0 |
| | 2,179,699 | $229.39 | 2,179,699 | |

No ordinary shares were redeemed by the Company during the year ended December 31, 2023.

## Item 16F. Change in Registrant's Certifying Accountant

In 2023, the Audit Committee of the Company conducted a competitive audit tender process for the position of statutory auditor. Based on the results of this process, the Audit Committee recommended that Ernst & Young be appointed as statutory auditor and independent registered public accounting firm to the Company in respect of the financial year ending December 31, 2025. Ernst & Young were engaged on March 20, 2025, and their appointment was confirmed by the passing of an ordinary resolution at the Company's 2025 Annual General Meeting.

Our previous independent registered public accounting firm, KPMG, resigned as of April 29, 2025.

During the two fiscal years ended December 31, 2024 and December 31, 2023 and the subsequent interim period through April 29, 2025, there were: (1) no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, and (2) no reportable events as defined under Item 16F(a)(1)(v) of Form 20-F.

The audit reports of KPMG on the financial statements of the Company as of and for the years ended December 31, 2024 and December 31, 2023 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

The Company requested that KPMG furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, May 27, 2026 is filed as Exhibit 15.1 to this Form 20-F.

## Item 16G. Corporate Governance

See Item 10J. "Annual Report to Security Holders – Exemptions from Corporate Governance Listing Requirements under the NASDAQ Marketplace Rules".

## Item 16H. Mine Safety Disclosure

Not applicable.

## Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

**Item 16J. Insider Trading Policies**

ICON has adopted a Share Trading Policy (the "Share Trading Policy"), which, among other things, governs the purchase, sale and other dispositions of ICON's securities by our Directors, officers and employees. The Share Trading Policy is designed to promote compliance with applicable insider trading laws, rules and regulations, as well as the NASDAQ listing standards. A copy of our Share Trading Policy is filed as Exhibit 11.1 to this Form 20-F.

**Item 16K. Cybersecurity**

ICON has a cybersecurity strategy and program designed to protect our information systems and data from an evolving cyber threat landscape. The cybersecurity program, overseen by the Chief Information Officer ("CIO"), has the support of executive leadership and the Board, and we have invested heavily in cybersecurity technologies to protect our environment.

The CIO, who reports to the CEO, has oversight responsibility for the cybersecurity strategy and program and has over a decade experience leading cybersecurity oversight. The Vice President of Cyber & Information Security reports to the CIO and is responsible for implementing the cyber and information security strategy. The Vice President of Cyber & Information Security and the broader security team collectively have significant experience and hold appropriate qualifications. ICON's cybersecurity processes are integrated into ICON's overall risk management processes, which are monitored by ICON's executive leadership team and reported to the Board. The CIO provides cybersecurity updates to the Board on a quarterly basis.

The underlying controls of the cyber risk management program are based on recognized best practices and standards for cybersecurity and information technology, including the National Institute of Standards and Technology ("NIST") Cybersecurity Framework ("CSF") and the International Organization Standardization ("ISO") 27001 Information Security Management System Requirements. ICON has an enterprise-wide assessment, performed twice annually by a third party, of the Company's cyber risk management program against ISO 27001. We also conduct an annual independent maturity review with a third party which is based on the NIST cybersecurity framework. ICON also maintains the Cyber Essentials certification.

ICON has a dedicated Cybersecurity Operations Center that continuously monitors for threats and unauthorized access. The Cybersecurity Operations Center is staffed by appropriately qualified cyber and information security professionals. ICON has put in place controls and processes to inform and monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents. These controls and procedures are designed to ensure prompt escalation of certain cybersecurity incidents so that decisions regarding public disclosure and reporting of such incidents can be made by executive management in a timely manner. The escalation processes are based on defined prioritization and severity assessment criteria.

ICON partners with leading cybersecurity experts and organizations, leveraging third-party technology and expertise. ICON engages with these partners to monitor and maintain the performance and effectiveness of products and services that are deployed in ICON's environment. We leverage the knowledge and expertise of external cybersecurity experts and vendors and employ an array of third-party tools to secure ICON's information infrastructure and protect systems and information from unauthorized access. We engage third-party services to conduct evaluations of our security controls, whether through penetration testing, independent audits or consulting on best practices to address new challenges. These evaluations include testing both the design and operational effectiveness of security controls.

ICON provides training to all employees and contingent workers on information security and privacy practices so that they understand their responsibilities with respect to data security and privacy. Annual training includes topics such as data protection and IT security essentials. We also annually host cyber crisis response simulations with management and other employees to practice rapid cyber incident response. We work with our customers, peers and other partners within the wider healthcare, pharmaceutical and biotech communities to continuously share and receive cyber threat intelligence through various avenues, such as the Health-ISAC.

ICON has a Supplier Risk Management program which governs the use of approved suppliers within ICON. All suppliers must be on-boarded and approved for use in line with the Supplier Onboarding, Assessment and Management procedure. Security due diligence is conducted in line with industry good practice. As part of the onboarding assessment, the Information Security team uses an industry leading solution to risk profile of the supplier. This information is leveraged by the security team with the vendor during the assessment. In addition, we require our third-party providers to meet appropriate security requirements, controls and responsibilities and as applicable, we investigate security incidents that have impacted our third party providers. We rely on the third parties we use to implement security programs commensurate with their risk, and we cannot ensure in all circumstances that their efforts will be successful.

During an acquisition process, we conduct security and privacy due diligence and risk assessments, implement policies, deliver employee training, and securely integrate IT systems.

To date, no cyber-attacks have had a material impact on operations or financial reporting. For more information about the cybersecurity risks we face, please see Item *3.D- Risk Factors*.

**Part III**

**Item 17.** *Financial Statements.*

See Item 18.

**Item 18***. Financial Statements.*

The following consolidated financial statements of ICON plc and its subsidiaries, and the independent registered public accounting firm's report thereon, are included in Part III, Item 18 of this Form 20-F:

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ICON plc,

## Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of ICON plc (the Company) as of December 31, 2025, the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for the year-ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated May 27, 2026 expressed an adverse opinion thereon.

## Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has elected to change its method of accounting for the timing of its annual goodwill impairment assessment in 2025.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

**Effect on our financial statement audit of material weaknesses in internal control over financial reporting**

*Description of the Matter*   As disclosed in management's report on internal control over financial reporting, the Company identified material weaknesses as of December 31, 2025, which were (i) related to the Company's entity level controls, including the tone from management being insufficient and (ii) related to the Company's internal controls over the revenue recognition processes, impacting revenue and related contract assets and liabilities accounts.

As a result of the identified material weaknesses and their actual and potential impacts, auditing the affected financial statement accounts and disclosures was complex, due to the high degree of auditor judgment and effort required to design and execute incremental audit procedures, to assess the extent of testing required and to evaluate the audit evidence obtained.

*How We Addressed the Matter in Our Audit*   To address the matter, the most experienced audit team members were involved throughout the audit to apply their judgment in assessing the changes required to the originally planned audit scope and approach, including as it pertains to the nature, timing and extent of incremental audit procedures. These incremental procedures included, among others, changes to our audit scope, testing incremental accounts, lowering our testing thresholds, increasing sample sizes, and involving additional experienced audit team members to evaluate the audit judgments made and evidence obtained.

**Revenue recognition for clinical trial service contracts**

*Description of the Matter*   As described in Notes 2 and 3 to the consolidated financial statements, the Company's revenue for the year ended December 31, 2025, was $8,251 million, a material portion of which relates to clinical trial service contracts that represent a single performance obligation. The Company recognizes revenue for these contracts over time using a cost-based input method, whereby revenue is recognized based on progress towards completion of the performance obligation. Revenue recognition requires management to make estimates of the transaction price and costs to complete for its projects on an ongoing basis.

Auditing revenue recognition for clinical trial service contracts was especially challenging, due to the significant management judgment required to measure progress towards complete satisfaction of the performance obligation for clinical trial service contracts over time, as well as the actual and potential impacts of the material weaknesses described in *'Effect on our financial statement audit of material weaknesses in internal control over financial reporting'* above. The significant assumptions used to estimate revenue recognition included total forecast project costs and realizable contract values.

*How We Addressed the Matter in Our Audit*   To test the revenue recognition for clinical trial service contracts, as well as determining, executing and evaluating the incremental audit procedures described in the above critical audit matter, our procedures included, among others, understanding management's process for determining the total forecast project costs and realizable contract values. For a sample of clinical trial service contracts, through an inspection of contracts and agreed scope changes, we evaluated whether management's calculation of contract revenue appropriately reflected contract terms and assessed the reasonableness of management's estimate of total forecast project costs by evaluating the completeness and accuracy of the underlying cost and labor inputs, analyzing the appropriateness of changes to total forecast project costs over time, and comparing forecast costs to actual costs incurred to date and to contracted terms. We also tested actual direct and third-party costs incurred, by inspecting source documentation, such as internal payroll records and third-party invoices. For certain contracts, we interviewed operational personnel of the Company to assess progress to date and compared the realizable contract value to the consideration expected to be received based on current rights and obligations under the related clinical trial service contracts and any pricing modifications and scope changes that were agreed upon with the customers.

/s/ Ernst & Young Chartered Accountants

We have served as the Company's auditor since 2025.

Dublin, Ireland

May 27, 2026

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Shareholders and the Board of Directors of ICON plc

**Opinion on Internal Control Over Financial Reporting**

We have audited ICON plc's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, ICON plc (the Company) has not maintained effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment. Management has identified a material weakness related to the Company's entity level controls, including the tone from management being insufficient to monitor and maintain a proper environment for effective internal control over financial reporting. Management has also identified a material weakness related to the Company's internal controls over the revenue recognition processes, impacting revenue and related contract assets and liabilities accounts.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2025, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for the year ended December 31, 2025, and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and this report does not affect our report dated May 27, 2026, which expressed an unqualified opinion thereon.

**Basis for Opinion**

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

**Definition and Limitations of Internal Control Over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young Chartered Accountants

Dublin, Ireland

May 27, 2026

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Shareholders and Board of Directors
ICON plc:

*Opinion on the Consolidated Financial Statements*

We have audited the accompanying consolidated balance sheets of ICON plc and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

*Correction of Misstatements*

As discussed in Note 1A to the consolidated financial statements, the 2024 and 2023 consolidated financial statements have been restated to correct misstatements.

*Basis for Opinion*

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

(signed) KPMG

We served as the Company's auditor from 1990 to 2025.

Dublin, Ireland
May 27, 2026

# ICON plc
## CONSOLIDATED BALANCE SHEETS

| | | December 31, 2025 | December 31, 2024 (As Restated) | December 31, 2023 (As Restated) |
|---|---|---|---|---|
| **ASSETS** | | **(in thousands)** | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ | 647,295 $ | 538,785 $ | 378,102 |
| Available for sale investments (Note 8) | | — | — | 1,954 |
| Accounts receivable, net of allowance for credit losses (Note 4) | | 1,474,898 | 1,392,764 | 1,764,404 |
| Unbilled revenue (Note 4) | | 1,096,592 | 1,040,174 | 853,581 |
| Other receivables | | 116,750 | 79,487 | 65,797 |
| Prepayments and other current assets | | 105,316 | 140,435 | 132,105 |
| Income taxes receivable | | 60,824 | 83,523 | 91,254 |
| Total current assets | $ | 3,501,675 $ | 3,275,168 $ | 3,287,197 |
| | | | | |
| Non-current assets: | | | | |
| Property, plant and equipment, net (Note 9) | | 395,724 | 382,879 | 361,184 |
| Goodwill (Note 10) | | 8,731,689 | 9,051,410 | 9,022,075 |
| Intangible assets, net (Note 11) | | 3,247,118 | 3,559,792 | 3,855,865 |
| Operating right-of-use assets (Note 15) | | 128,948 | 147,602 | 140,333 |
| Other receivables | | 75,707 | 72,796 | 78,470 |
| Income taxes receivable | | — | 11,395 | — |
| Deferred tax asset (Note 20) | | 106,871 | 75,832 | 72,855 |
| Investments in equity (Note 8) | | 82,050 | 57,948 | 46,804 |
| Total Assets | $ | 16,269,782 $ | 16,634,822 $ | 16,864,783 |
| | | | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | |
| Current liabilities: | | | | |
| Accounts payable | $ | 192,117 $ | 173,025 $ | 131,584 |
| Unearned revenue (Note 4) | | 1,550,471 | 1,467,671 | 1,566,464 |
| Other liabilities (Note 12) | | 904,826 | 909,776 | 908,151 |
| Income taxes payable | | 18,999 | 55,258 | 13,968 |
| Current bank credit lines, loan facilities and notes (Note 13) | | 529,762 | 29,762 | 110,150 |
| Total current liabilities | $ | 3,196,175 $ | 2,635,492 $ | 2,730,317 |
| | | | | |
| Non-current liabilities: | | | | |
| Non-current bank credit lines, loan facilities and notes, net (Note 13) | | 2,872,616 | 3,396,398 | 3,665,439 |
| Lease liabilities (Note 15) | | 117,122 | 140,085 | 126,321 |
| Non-current other liabilities (Note 16) | | 72,807 | 82,718 | 45,246 |
| Non-current income taxes payable | | 103,251 | 127,544 | 187,706 |
| Deferred tax liability (Note 20) | | 714,427 | 811,231 | 898,308 |
| Commitments and contingencies (Note 17) | | — | — | — |
| Total Liabilities | $ | 7,076,398 $ | 7,193,468 $ | 7,653,337 |
| | | | | |
| Shareholders' Equity: | | | | |
| Ordinary shares par value 6 euro cents per share; 100,000,000 shares authorized (Note 18) | | | | |
| 76,567,325 shares issued and outstanding at December 31, 2025, (2024: 80,756,860 and 2023: 82,495,086) | | 6,305 | 6,586 | 6,699 |
| Additional paid-in capital | | 7,131,956 | 7,020,231 | 6,942,669 |
| Other undenominated capital (Note 18b) | | 1,606 | 1,304 | 1,162 |
| Accumulated other comprehensive loss (Note 24) | | (68,534) | (229,929) | (143,506) |
| Retained earnings | | 2,122,051 | 2,643,162 | 2,404,422 |
| Total Shareholders' Equity | $ | 9,193,384 $ | 9,441,354 $ | 9,211,446 |
| Total Liabilities and Shareholders' Equity | $ | 16,269,782 $ | 16,634,822 $ | 16,864,783 |

The accompanying notes are an integral part of these consolidated financial statements.

**ICON plc**
**CONSOLIDATED STATEMENTS OF OPERATIONS**

| | | Year ended December 31, | | |
|---|---|---|---|---|
| | | **2025** | **2024 (As Restated)** | **2023 (As Restated)** |
| | | **(in thousands, except share and per share data)** | | |
| Revenue | $ | 8,251,340 $ | 8,188,990 $ | 8,054,926 |
| | | | | |
| Costs and expenses: | | | | |
| Direct costs | | 6,075,746 | 5,818,061 | 5,706,187 |
| Selling, general and administrative | | 780,139 | 728,348 | 768,559 |
| Depreciation and amortization | | 382,996 | 488,500 | 585,950 |
| Transaction and integration related (Note 6) | | 25,269 | 29,574 | 44,176 |
| Restructuring (Note 19) | | 79,069 | 92,123 | 45,390 |
| Goodwill impairment (Note 10) | | 364,248 | — | — |
| Impairment of non-financial assets (Note 9 and Note 11) | | 101,027 | — | — |
| Total costs and expenses | | 7,808,494 | 7,156,606 | 7,150,262 |
| | | | | |
| Income from operations | | 442,846 | 1,032,384 | 904,664 |
| Interest income | | 7,109 | 8,609 | 5,014 |
| Interest expense (Note 13) | | (197,490) | (237,237) | (336,699) |
| | | | | |
| Income before income tax expense | | 252,465 | 803,756 | 572,979 |
| Income tax expense (Note 20) | | (23,126) | (64,630) | (18,388) |
| | | | | |
| Income before share of losses from equity method investments | | 229,339 | 739,126 | 554,591 |
| Share of losses from equity method investments | | — | — | (383) |
| Net income | $ | 229,339 $ | 739,126 $ | 554,208 |
| | | | | |
| Net income per ordinary share (Note 23): | | | | |
| | | | | |
| Basic | $ | 2.92 $ | 8.96 $ | 6.75 |
| Diluted | $ | 2.90 $ | 8.90 $ | 6.70 |
| | | | | |
| Weighted average number of ordinary shares outstanding: | | | | |
| | | | | |
| Basic | | 78,423,675 | 82,482,764 | 82,101,813 |
| Diluted | | 78,965,385 | 83,032,424 | 82,717,640 |

The accompanying notes are an integral part of these consolidated financial statements.

**ICON plc**
**CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME**

| | | | Year ended December 31, | | |
|---|---|---|---|---|---|
| | | **2025** | | **2024**<br>**(As Restated)** | **2023**<br>**(As Restated)** |
| | | **(in thousands)** | | | |
| Net income | $ | 229,339 | $ | 739,126 $ | 554,208 |
| *Other comprehensive income, net of tax:* | | | | | |
| Currency translation adjustment | | 159,451 | | (84,927) | 26,221 |
| Remeasurement of retirement benefit obligations | | 4,364 | | (6,077) | 244 |
| Movement on cash flow hedge | | (2,420) | | 4,581 | 1,567 |
| **Total comprehensive income** | $ | 390,734 | $ | 652,703 $ | 582,240 |

The accompanying notes are an integral part of these consolidated financial statements.

## ICON plc
## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

| | Number of Ordinary Shares | Ordinary Shares | Additional Paid-in Capital | Other Undenominated Capital | Accumulated Other Comprehensive Loss | Retained Earnings (As Restated) | Total |
|---|---|---|---|---|---|---|---|
| | (in thousands, except share data) | | | | | | |
| **Balance at January 1, 2023 (as restated)** | **81,723,555** | **$ 6,649** | **$ 6,840,306** | **$ 1,162** | **$ (171,538)** | **$ 1,850,214** | **$ 8,526,793** |
| Comprehensive income (net of tax): | | | | | | | |
| Net income (as restated) | — | — | — | — | — | 554,208 | 554,208 |
| Currency translation adjustment | — | — | — | — | 26,221 | — | 26,221 |
| Remeasurement of retirement benefit obligations | — | — | — | — | 244 | — | 244 |
| Movement on cash flow hedge | — | — | — | — | 1,567 | — | 1,567 |
| **Total comprehensive income (as restated)** | | | | | | | 582,240 |
| Exercise of share options | 535,705 | 35 | 50,923 | — | — | — | 50,958 |
| Issue of restricted share units / performance share units | 235,826 | 15 | — | — | — | — | 15 |
| Share based compensation expense | — | — | 51,456 | — | — | — | 51,456 |
| Share issuance costs | — | — | (16) | — | — | — | (16) |
| **Balance at December 31, 2023 (as restated)** | **82,495,086** | **$ 6,699** | **$ 6,942,669** | **$ 1,162** | **$ (143,506)** | **$ 2,404,422** | **$ 9,211,446** |
| Comprehensive income (net of tax): | | | | | | | |
| Net income (as restated) | — | — | — | — | — | 739,126 | 739,126 |
| Currency translation adjustment | — | — | — | — | (84,927) | — | (84,927) |
| Remeasurement of retirement benefit obligations | — | — | — | — | (6,077) | — | (6,077) |
| Movement on cash flow hedge | — | — | — | — | 4,581 | — | 4,581 |
| **Total comprehensive income (as restated)** | | | | | | | 652,703 |
| Exercise of share options | 311,040 | 20 | 36,158 | — | — | — | 36,178 |
| Issue of restricted share units / performance share units | 130,433 | 9 | — | — | — | — | 9 |
| Share based compensation expense | — | — | 41,426 | — | — | — | 41,426 |
| Share issuance costs | — | — | (22) | — | — | — | (22) |
| Repurchase of ordinary shares | (2,179,699) | (142) | — | 142 | — | (499,998) | (499,998) |
| Share repurchase costs | — | — | — | — | — | (388) | (388) |
| **Balance at December 31, 2024 (as restated)** | **80,756,860** | **$ 6,586** | **$ 7,020,231** | **$ 1,304** | **$ (229,929)** | **$ 2,643,162** | **$ 9,441,354** |
| Comprehensive income (net of tax): | | | | | | | |
| Net income | — | — | — | — | — | 229,339 | 229,339 |
| Currency translation adjustment | — | — | — | — | 159,451 | — | 159,451 |
| Remeasurement of retirement benefit obligations | — | — | — | — | 4,364 | — | 4,364 |
| Movement on cash flow hedge | — | — | — | — | (2,420) | — | (2,420) |
| **Total comprehensive income** | | | | | | | 390,734 |
| Exercise of share options | 86,434 | 6 | 9,703 | — | — | — | 9,709 |
| Issue of restricted share units / performance share units | 228,361 | 15 | — | — | — | — | 15 |
| Share based compensation expense | — | — | 102,041 | — | — | — | 102,041 |
| Share issuance costs | — | — | (19) | — | — | — | (19) |
| Repurchase of ordinary shares | (4,504,330) | (302) | — | 302 | — | (750,000) | (750,000) |
| Share repurchase costs | — | — | — | — | — | (450) | (450) |
| **Balance at December 31, 2025** | **76,567,325** | **$ 6,305** | **$ 7,131,956** | **$ 1,606** | **$ (68,534)** | **$ 2,122,051** | **$ 9,193,384** |

The accompanying notes are an integral part of these consolidated financial statements.

**ICON plc**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**

| | | Year ended December 31, | |
|---|---|---|---|
| | **2025** | **2024 (As Restated)** | **2023 (As Restated)** |
| | | (in thousands) | |
| **Cash flows provided by operating activities:** | | | |
| Net income | $ 229,339 | $ 739,126 | $ 554,208 |
| | | | |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 382,996 | 488,500 | 585,950 |
| Goodwill impairment | 364,248 | — | — |
| Impairment of non-financial assets | 101,027 | — | — |
| Impairment of operating right-of-use assets and related property, plant and equipment | 3,683 | 15,731 | 8,686 |
| Reduction in carrying value of operating right-of-use assets | 36,116 | 39,787 | 41,546 |
| Loss on equity method investments | — | — | 383 |
| Acquisition-related gain | — | — | (6,160) |
| Amortization of financing costs and debt discount | 5,980 | 23,533 | 16,402 |
| Stock compensation expense | 102,041 | 45,870 | 55,667 |
| Deferred tax benefit | (128,919) | (102,886) | (85,388) |
| Unrealized foreign exchange movements | 26,464 | 6,911 | 19,706 |
| Other non-cash items | 11,333 | 31,900 | 24,332 |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | (108,213) | 332,616 | (57,378) |
| Unbilled revenue | (61,109) | (192,176) | 118,328 |
| Unearned revenue | 68,516 | (96,787) | 46,523 |
| Other net assets | 2,703 | (45,473) | (161,778) |
| Net cash provided by operating activities | 1,036,205 | 1,286,652 | 1,161,027 |
| | | | |
| **Cash flows used in investing activities:** | | | |
| Purchase of property, plant and equipment | (174,214) | (168,060) | (140,692) |
| Purchase of subsidiary undertakings (net of cash acquired) | (2,537) | (84,159) | (71,766) |
| Movement of available for sale investments | — | — | (241) |
| Proceeds from investments in equity | 9,089 | 2,690 | — |
| Purchase of investments in equity | (19,871) | (17,261) | (13,954) |
| Net cash used in investing activities | (187,533) | (266,790) | (226,653) |
| | | | |
| **Cash flows used in financing activities:** | | | |
| Debt issue costs | (750) | (12,679) | — |
| Drawdown of credit lines and loan facilities | 50,000 | 2,317,480 | 370,000 |
| Repayment of credit lines and loan facilities | (79,762) | (2,677,763) | (1,265,000) |
| Proceeds from exercise of equity compensation | 9,724 | 36,187 | 50,973 |
| Share issue costs | (19) | (22) | (16) |
| Repurchase of ordinary shares | (750,000) | (499,998) | — |
| Share repurchase costs | (450) | (388) | — |
| Net cash used in financing activities | (771,257) | (837,183) | (844,043) |
| | | | |
| Effect of exchange rate movements on cash | 31,095 | (21,996) | (997) |
| **Net increase in cash and cash equivalents** | 108,510 | 160,683 | 89,334 |
| Cash and cash equivalents at beginning of year | 538,785 | 378,102 | 288,768 |
| **Cash and cash equivalents at end of year** | $ 647,295 | $ 538,785 | $ 378,102 |

The accompanying notes are an integral part of these consolidated financial statements.

**1. Description of Business**

ICON plc and its subsidiaries (the "Company" or "ICON") is a contract research organization ("CRO"), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process from compound selection to Phase I-IV clinical studies. Our mission is to improve the lives of patients by accelerating the development of our customers' drugs and devices through innovative solutions.

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated "full-service" or a "blended-service" solution. At December 31, 2025 we had approximately 40,100 employees, in 97 locations in 55 countries. During the year ended December 31, 2025, we derived 30.6%, 57.9% and 11.5% of our revenue in the United States, Europe and Rest of World, respectively.

ICON's ordinary shares are traded on the NASDAQ Global Select Market under the symbol "ICLR".

We began operations in 1990 and have expanded our business through internal growth, together with a number of strategic acquisitions to enhance our capabilities and expertise in certain areas of the clinical development process. We are incorporated in Ireland and our principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is +353 1 2912000.

## 1A. Restatement of Previously Issued Consolidated Financial Statements

### *Restatement Background*

In October 2025, the Audit Committee initiated an investigation into certain accounting practices and controls, following concerns reported to the Audit Committee through Company management. The Audit Committee promptly engaged outside legal counsel, who were supported by forensic and technical accounting firms, to conduct the investigation (the "Investigation") and notified the Company's independent registered public accounting firm. The Company has also self-reported the matter to the SEC and other relevant agencies. The Investigation primarily focused on revenue recognition practices, and, in connection with the Investigation, the Company has determined that improper adjustments were made to the clinical trial services revenue of the Company from the third quarter of 2023 to the fourth quarter of 2024. The Company also identified errors in determining the estimated cost to complete, the assessment of realizable value, and certain manual adjustments in respect of clinical trial services revenue contracts during 2023, 2024 and 2025.

As described in our Report on Form 6-K furnished on April 29, 2026, the Audit Committee, after discussion with management of the Company, concluded on April 27, 2026, that the Company's previously issued audited financial statements included in its Annual Reports on Form 20-F for the years ended December 31, 2024 and 2023 (the "Affected Audited Periods") and the unaudited interim financial statements included in the Company's Current Reports on Form 6-K for the quarterly periods ending on and falling between September 30, 2025 and March 31, 2023 (the "Affected Unaudited Periods" and together with the Affected Audited Periods, the "Restated Periods") should no longer be relied upon, due to the misstatements that are described below. The Company has restated its previously issued consolidated financial statements as at and for the years ended December 31, 2024 and 2023 in accordance with ASC 250, *Accounting Changes and Error Corrections*. The Company has also restated impacted amounts within the accompanying notes to the consolidated financial statements, as applicable.

The restated financial statements as of and for the years ended December 31, 2024 and 2023 correct errors (the "Restatement Items") that were concluded to be material to the financial statements for the Affected Audited Periods. The Restatement Items reflect adjustments to correct errors in revenue recognition for the years ended December 31, 2024 and 2023 arising from improper adjustments to revenue on long-term clinical trial contracts, and inaccuracies in certain inputs to revenue recognition for long-term clinical trial contracts among other adjustments described below. In addition to the Restatement Items, the Restatement also includes adjustments to correct certain other immaterial errors, (the "Other Adjustments").

### *Restatement Items*

#### Revenue

(i) The Investigation identified improper adjustments recorded to recognize revenue outside of normal system processes for long-term clinical services revenue contracts. In addition, errors in determining the estimated cost to complete, the assessment of realizable value and certain manual adjustments in respect of certain long-term clinical services revenue contracts were identified. These errors amount to a $73.6 million decrease in revenue and a $68.9 million decrease in revenue for the years ended December 31, 2024 and 2023 respectively.

(ii) An error related to rebates was identified for the years ended December 31, 2024 and 2023, correcting these errors reduced revenue by $20.7 million and $13.8 million for the years ended December 31, 2024 and 2023 respectively, with a corresponding reduction in direct costs.

(iii) An error was identified in the recognition of revenue provisions during the year ended December 31, 2023. The release of these provisions resulted in additional revenue being recorded in the amount of $23.3 million in the year ended December 31, 2023.

(iv) An error was identified in the calculation of estimated revenue attributable to the impact of cost accruals on the measure of progress at period end, resulting in additional revenue of $1.6 million for the year ended December 31, 2024 and a reduction in revenue of $5.9 million for the year ended December 31, 2023. A $17.9 million adjustment was also recorded to increase opening retained earnings as at January 1, 2023 with respect to this accrual.

The correction of these errors resulted in a decrease in revenue of $92.7 million for the year ended December 31, 2024 and a decrease in revenue of $65.3 million for the year ended December 31, 2023.

#### Balance Sheet

(i) Errors were identified in unbilled revenue and unearned revenue whereby certain contract assets and liabilities with a legal right of offset were not identified. The correction of these errors resulted in a reduction of unbilled revenue and unearned revenue of $192.4 million and $100.8 million as at December 31, 2024 and 2023, respectively.

(ii) Errors were identified between unbilled revenue, unearned revenue and accounts receivable as at December 31, 2024 and 2023. As at December 31, 2024 a $12.6 million understatement was identified in unbilled revenue, a $3.4 million understatement was identified in unearned revenue and a $9.2 million overstatement was identified in accounts receivable. As at December 31, 2023 a $25.9 million understatement was identified in unbilled revenue with a corresponding overstatement identified in accounts receivable.

The correction of the above errors in addition to the impact of the revenue restatement items resulted in a net decrease in unbilled revenue of $246.1 million and $98.4 million as at December 31, 2024 and 2023, respectively, a net decrease in accounts receivable of $9.2 million and $25.9 million as at December 31, 2024 and 2023, respectively and a net decrease in unearned revenue of $147.1 million and $88.0 million as at December 31, 2024 and 2023, respectively.

**Income Taxation**

As a result of the Restatement Items and the Other Adjustments discussed below, the Company's income tax expense decreased by $13.1 million for the year ended December 31, 2024 and increased by $6.6 million for the year ended December 31, 2023. Corresponding adjustments were recorded to increase the Company's non-current income tax receivable, non-current deferred tax asset and non-current income tax payable as at December 31, 2024 by $11.4 million, $1.1 million and $1.7 million respectively, and to decrease non-current deferred liabilities by $1.3 million. Adjustments were recorded to decrease the Company's non-current deferred tax asset and non-current deferred tax liability as at December 31, 2023 by $0.8 million and $0.8 million respectively and to increase non-current income tax payable by $1.1 million.

**Other Adjustments**

In addition to the Restatement Items described above, the Company has corrected other adjustments. While these other adjustments are quantitatively and qualitatively immaterial, individually and in the aggregate, because we are correcting for the material errors, we have decided to correct these other adjustments as well.

In addition, other immaterial adjustments of a $5.4 million net increase were recorded to opening retained earnings. A tax benefit of $5.6 million was also recorded to opening retained earnings.

The following are the restated Consolidated Statements of Operations:

## ICON plc
## CONSOLIDATED STATEMENTS OF OPERATIONS

| | Year ended December 31, | | | | | |
| | 2024 | | | 2023 | | |
| | As Reported | Adjustments | As Restated | As Reported | Adjustments | As Restated |
| | (in thousands, except share and per share data) | | | | | |
| Revenue | $ 8,281,676 | $ (92,686) | $ 8,188,990 | $ 8,120,176 | $ (65,250) | $ 8,054,926 |
| | | | | | | |
| Costs and expenses: | | | | | | |
| Direct costs | 5,845,319 | (27,258) | 5,818,061 | 5,719,949 | (13,762) | 5,706,187 |
| Selling, general and administrative | 728,348 | — | 728,348 | 768,559 | — | 768,559 |
| Depreciation and amortization | 488,500 | — | 488,500 | 585,950 | — | 585,950 |
| Transaction and integration related | 29,574 | — | 29,574 | 44,176 | — | 44,176 |
| Restructuring | 92,123 | — | 92,123 | 45,390 | — | 45,390 |
| Total costs and expenses | 7,183,864 | (27,258) | 7,156,606 | 7,164,024 | (13,762) | 7,150,262 |
| | | | | | | |
| Income from operations | 1,097,812 | (65,428) | 1,032,384 | 956,152 | (51,488) | 904,664 |
| Interest income | 8,609 | — | 8,609 | 5,014 | — | 5,014 |
| Interest expense | (237,237) | — | (237,237) | (336,699) | — | (336,699) |
| | | | | | | |
| Income before income tax expense | 869,184 | (65,428) | 803,756 | 624,467 | (51,488) | 572,979 |
| Income tax expense | (77,710) | 13,080 | (64,630) | (11,749) | (6,639) | (18,388) |
| | | | | | | |
| Income before share of losses from equity method investments | 791,474 | (52,348) | 739,126 | 612,718 | (58,127) | 554,591 |
| Share of losses from equity method investments | — | — | — | (383) | — | (383) |
| Net income | $ 791,474 | $ (52,348) | $ 739,126 | $ 612,335 | $ (58,127) | $ 554,208 |
| | | | | | | |
| Net income per ordinary share: | | | | | | |
| | | | | | | |
| Basic | $ 9.60 | | $ 8.96 | $ 7.46 | | $ 6.75 |
| Diluted | $ 9.53 | | $ 8.90 | $ 7.40 | | $ 6.70 |
| | | | | | | |
| Weighted average number of ordinary shares outstanding: | | | | | | |
| | | | | | | |
| Basic | 82,482,764 | | 82,482,764 | 82,101,813 | | 82,101,813 |
| Diluted | 83,032,424 | | 83,032,424 | 82,717,640 | | 82,717,640 |

The following are the restated Consolidated Statements of Comprehensive Income:

## ICON plc
## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

| | Year ended December 31, | | | | | |
| | 2024 | | | 2023 | | |
| | As Reported | Adjustments | As Restated | As Reported | Adjustments | As Restated |
| | (in thousands) | | | | | |
| Net income | 791,474 | (52,348) | 739,126 | 612,335 | (58,127) | 554,208 |
| *Other comprehensive income, net of tax:* | | | | | | |
| Currency translation adjustment | (84,927) | — | (84,927) | 26,221 | — | 26,221 |
| Remeasurement of retirement benefit obligations | (6,077) | — | (6,077) | 244 | — | 244 |
| Movement on cash flow hedge | 4,581 | — | 4,581 | 1,567 | — | 1,567 |
| **Total comprehensive income** | $ 705,051 | $ (52,348) | $ 652,703 | $ 640,367 | $ (58,127) | $ 582,240 |

The following are the restated Consolidated Balance Sheets:

**ICON plc**
**CONSOLIDATED BALANCE SHEETS**

| | December 31, 2024 | | | December 31, 2023 | | |
|---|---|---|---|---|---|---|
| | As Reported | Adjustments | As Restated | As Reported | Adjustments | As Restated |
| | (in thousands) | | | | | |
| **ASSETS** | | | | | | |
| Current assets: | | | | | | |
| Cash and cash equivalents | $ 538,785 | $ — | $ 538,785 | $ 378,102 | $ — | $ 378,102 |
| Available for sale investments | — | — | — | 1,954 | — | 1,954 |
| Accounts receivable, net of allowance for credit losses | 1,401,989 | (9,225) | 1,392,764 | 1,790,322 | (25,918) | 1,764,404 |
| Unbilled revenue | 1,286,274 | (246,100) | 1,040,174 | 951,936 | (98,355) | 853,581 |
| Other receivables | 79,487 | — | 79,487 | 65,797 | — | 65,797 |
| Prepayments and other current assets | 140,435 | — | 140,435 | 132,105 | — | 132,105 |
| Income taxes receivable | 83,523 | — | 83,523 | 91,254 | — | 91,254 |
| Total current assets | $ 3,530,493 | $ (255,325) | $ 3,275,168 | $ 3,411,470 | $ (124,273) | $ 3,287,197 |
| | | | | | | |
| Non-current assets: | | | | | | |
| Property, plant and equipment, net | 382,879 | — | 382,879 | 361,184 | — | 361,184 |
| Goodwill | 9,051,410 | — | 9,051,410 | 9,022,075 | — | 9,022,075 |
| Intangible assets, net | 3,559,792 | — | 3,559,792 | 3,855,865 | — | 3,855,865 |
| Operating right-of-use assets | 147,602 | — | 147,602 | 140,333 | — | 140,333 |
| Other receivables | 72,796 | — | 72,796 | 78,470 | — | 78,470 |
| Income taxes receivable | — | 11,395 | 11,395 | — | — | — |
| Deferred tax asset | 74,758 | 1,074 | 75,832 | 73,662 | (807) | 72,855 |
| Investments in equity | 57,948 | — | 57,948 | 46,804 | — | 46,804 |
| Total Assets | $16,877,678 | $ (242,856) | $16,634,822 | $16,989,863 | $ (125,080) | $16,864,783 |
| | | | | | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | | | |
| Current liabilities: | | | | | | |
| Accounts payable | 173,025 | — | 173,025 | 131,584 | — | 131,584 |
| Unearned revenue | 1,614,758 | (147,087) | 1,467,671 | 1,654,507 | (88,043) | 1,566,464 |
| Other liabilities | 923,603 | (13,827) | 909,776 | 915,399 | (7,248) | 908,151 |
| Income taxes payable | 55,258 | — | 55,258 | 13,968 | — | 13,968 |
| Current bank credit lines, loan facilities and notes | 29,762 | — | 29,762 | 110,150 | — | 110,150 |
| Total current liabilities | $ 2,796,406 | $ (160,914) | $ 2,635,492 | $ 2,825,608 | $ (95,291) | $ 2,730,317 |
| | | | | | | |
| Non-current liabilities: | | | | | | |
| Non-current bank credit lines, loan facilities and notes, net | 3,396,398 | — | 3,396,398 | 3,665,439 | — | 3,665,439 |
| Lease liabilities | 140,085 | — | 140,085 | 126,321 | — | 126,321 |
| Non-current other liabilities | 83,470 | (752) | 82,718 | 45,998 | (752) | 45,246 |
| Non-current income taxes payable | 125,834 | 1,710 | 127,544 | 186,654 | 1,052 | 187,706 |
| Deferred tax liability | 812,486 | (1,255) | 811,231 | 899,100 | (792) | 898,308 |
| Commitments and contingencies | — | — | — | — | — | — |
| Total Liabilities | $ 7,354,679 | $ (161,211) | $ 7,193,468 | $ 7,749,120 | $ (95,783) | $ 7,653,337 |

**ICON plc**
**CONSOLIDATED BALANCE SHEETS**

| | December 31, 2024 | | | December 31, 2023 | | |
|---|---|---|---|---|---|---|
| | As Reported | Adjustments | As Restated | As Reported | Adjustments | As Restated |
| | (in thousands) | | | | | |
| Shareholders' Equity: | | | | | | |
| Ordinary shares par value 6 euro cents per share; 100,000,000 shares authorized | | | | | | |
| 80,756,860 shares issued and outstanding at December 31, 2024, (2023: 82,495,086) | 6,586 | — | 6,586 | 6,699 | — | 6,699 |
| Additional paid-in capital | 7,020,231 | — | 7,020,231 | 6,942,669 | — | 6,942,669 |
| Other undenominated capital | 1,304 | — | 1,304 | 1,162 | — | 1,162 |
| Accumulated other comprehensive loss | (229,929) | — | (229,929) | (143,506) | — | (143,506) |
| Retained earnings | 2,724,807 | (81,645) | 2,643,162 | 2,433,719 | (29,297) | 2,404,422 |
| Total Shareholders' Equity | $ 9,522,999 $ | (81,645) | $ 9,441,354 | $ 9,240,743 $ | (29,297) | $ 9,211,446 |
| Total Liabilities and Shareholders' Equity | $16,877,678 $ | (242,856) | $16,634,822 | $16,989,863 $ | (125,080) | $16,864,783 |

The following are the restated Consolidated Statements of Cash Flows:

**ICON plc**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**

| | Year ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2024 | | | 2023 | | |
| | As Reported | Adjustments | As Restated | As Reported | Adjustments | As Restated |
| | (in thousands) | | | | | |
| **Cash flows provided by operating activities:** | | | | | | |
| Net income | $ 791,474 | $ (52,348) | $ 739,126 | $ 612,335 | $ (58,127) | $ 554,208 |
| | | | | | | |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | | | | |
| Depreciation and amortization | 488,500 | — | 488,500 | 585,950 | — | 585,950 |
| Impairment of operating right-of-use assets and related property, plant and equipment | 15,731 | — | 15,731 | 8,686 | — | 8,686 |
| Reduction in carrying value of operating right-of-use assets | 39,787 | — | 39,787 | 41,546 | — | 41,546 |
| Loss on equity method investments | — | — | — | 383 | — | 383 |
| Acquisition-related gain | — | — | — | (6,160) | — | (6,160) |
| Amortization of financing costs and debt discount | 23,533 | — | 23,533 | 16,402 | — | 16,402 |
| Stock compensation expense | 45,870 | — | 45,870 | 55,667 | — | 55,667 |
| Deferred tax benefit | (100,542) | (2,344) | (102,886) | (85,403) | 15 | (85,388) |
| Unrealized foreign exchange movements | 6,911 | — | 6,911 | 19,706 | — | 19,706 |
| Other non-cash items | 31,900 | — | 31,900 | 24,332 | — | 24,332 |
| Changes in operating assets and liabilities: | | | | | | |
| Accounts receivable | 349,309 | (16,693) | 332,616 | (83,296) | 25,918 | (57,378) |
| Unbilled revenue | (339,921) | 147,745 | (192,176) | 4,716 | 113,612 | 118,328 |
| Unearned revenue | (37,743) | (59,044) | (96,787) | 134,566 | (88,043) | 46,523 |
| Other net assets | (28,157) | (17,316) | (45,473) | (168,403) | 6,625 | (161,778) |
| Net cash provided by operating activities | 1,286,652 | — | 1,286,652 | 1,161,027 | — | 1,161,027 |
| | | | | | | |
| **Cash flows used in investing activities:** | | | | | | |
| Purchase of property, plant and equipment | (168,060) | — | (168,060) | (140,692) | — | (140,692) |
| Purchase of subsidiary undertakings (net of cash acquired) | (84,159) | — | (84,159) | (71,766) | — | (71,766) |
| Movement of available for sale investments | — | — | — | (241) | — | (241) |
| Proceeds from investments in equity | 2,690 | — | 2,690 | — | — | — |
| Purchase of investments in equity | (17,261) | — | (17,261) | (13,954) | — | (13,954) |
| Net cash used in investing activities | (266,790) | — | (266,790) | (226,653) | — | (226,653) |
| | | | | | | |
| **Cash flows used in financing activities:** | | | | | | |
| Debt issue costs | (12,679) | — | (12,679) | — | — | — |
| Drawdown of credit lines and loan facilities | 2,317,480 | — | 2,317,480 | 370,000 | — | 370,000 |
| Repayment of credit lines and loan facilities | (2,677,763) | — | (2,677,763) | (1,265,000) | — | (1,265,000) |
| Proceeds from exercise of equity compensation | 36,187 | — | 36,187 | 50,973 | — | 50,973 |
| Share issue costs | (22) | — | (22) | (16) | — | (16) |
| Repurchase of ordinary shares | (499,998) | — | (499,998) | — | — | — |
| Share repurchase costs | (388) | — | (388) | — | — | — |
| Net cash used in financing activities | (837,183) | — | (837,183) | (844,043) | — | (844,043) |
| | | | | | | |
| Effect of exchange rate movements on cash | (21,996) | — | (21,996) | (997) | — | (997) |
| **Net increase in cash and cash equivalents** | 160,683 | — | 160,683 | 89,334 | — | 89,334 |
| Cash and cash equivalents at beginning of year | 378,102 | — | 378,102 | 288,768 | — | 288,768 |
| **Cash and cash equivalents at end of year** | $ 538,785 | $ — | $ 538,785 | $ 378,102 | $ — | $ 378,102 |

## 2. Summary of Significant Accounting Policies

The accounting policies noted below were applied in the preparation of the accompanying financial statements of the Company and are in conformity with accounting principles generally accepted in the United States.

### Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries. Intercompany profits, transactions and account balances have been eliminated. The results of subsidiary undertakings acquired are included in the Consolidated Statements of Operations from the date of acquisition.

### Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. The principal management estimates and judgments used in preparing the financial statements relate to revenue recognition, intangible assets acquired in a business combination, impairment of goodwill and long-lived assets, and taxation.

### Disclosure of fair value of financial instruments

Cash and cash equivalents, other receivables, available for sale investments, accounts receivable, accounts payable, investigator payments and income taxes payable have carrying amounts that approximate fair value due to the short term maturities of these instruments. Other liabilities' carrying amounts approximate fair value based on the net present value of estimated future cash flows. Debt is measured at amortized cost.

Financial instruments are measured at amortized cost or fair value using a fair value hierarchy of valuation inputs. The fair value hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

- Level 1: Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

- Level 2: Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3: Inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability.

### Business combinations

The cost of a business combination is measured as the aggregate of the fair value of assets received, liabilities assumed and equity instruments issued in exchange for control. The Company records and allocates to its reporting units the excess of the cost over the fair value of the net assets acquired, known as goodwill. The Company includes the results of operations of the acquired business in the consolidated financial statements prospectively from the acquisition date. Where a business combination agreement provides for an adjustment to the cost of the acquisition which is contingent upon future events, the amount of the estimated adjustment is recognized at the acquisition date at the fair value of the contingent consideration. Accounting for contingent consideration after the acquisition, depends on the classification of the contingent consideration. Equity-classified contingent consideration is not remeasured after the acquisition date and subsequent settlement is accounted for within equity. Contingent consideration which is classified as a liability or an asset, is remeasured to fair value at each reporting date until the contingency is resolved. The changes in fair value are recognized in earnings, unless the arrangement is a derivative which has been designated as a hedging instrument in a cash flow hedging relationship, in which case, the changes are initially recognized in other comprehensive income/loss.

The assets, liabilities and contingent liabilities of businesses acquired are measured at their fair values at the date of acquisition. In the case of a business combination which is completed in stages, the fair values of the identifiable assets, liabilities and contingent liabilities are determined at the date of each exchange transaction. When the initial accounting for a business combination is determined provisionally, any subsequent adjustments to the provisional values allocated to the identifiable assets, liabilities and any contingent liabilities are made within twelve months of the acquisition date and presented as adjustments to goodwill in the reporting period in which the adjustments are determined.

*Foreign currencies and translation of subsidiaries*

The Company's financial statements are prepared in United States dollars. The financial statements of subsidiaries with other functional currencies are translated at period end rates for the Consolidated Balance Sheets and average rates for the Consolidated Statements of Operations. Translation gains and losses arising are reported as a movement on accumulated other comprehensive income/loss.

Transactions in currencies other than the functional currency of the subsidiaries of the Company are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency of the subsidiaries of the Company are translated into the functional currency of that entity at exchange rates prevailing at the balance sheet date. Adjustments resulting from these translations are charged or credited to income. Foreign currency gains and losses on intercompany transactions classified as long-term investments are reported in other comprehensive income/ loss as currency translation adjustments. Amounts charged or credited to the Consolidated Statements of Operations for the years ended December 31, 2025, December 31, 2024 and December 31, 2023 were as follows:

| | | Year ended December 31, | | |
|---|---|---|---|---|
| | | **2025** | **2024** | **2023** |
| | | (in thousands) | | |
| Amounts charged / (credited) | $ | 39,311 | $ (18,085) | $ 12,916 |

*Revenue recognition*

The Company earns revenues by providing a number of different services to its customers. These services, which are integral elements of the clinical development process, include clinical trials management, consulting, contract staffing, data services and laboratory services. These services, which are described below, can be purchased collectively or individually as part of a clinical trial contract. There is not significant variability in how economic factors affect these services. Contracts range in duration from a number of months to several years.

ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606") requires application of five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligation in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies the performance obligation(s), which have been applied to revenue recognized from each service described below.

*Clinical trial service revenue*

A clinical trial service is a single performance obligation satisfied over time. It represents the full-service obligation in respect of a clinical trial (including those services performed by investigators and other parties) and is considered a single performance obligation. Promises offered to the customer are not distinct within the context of the contract. ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical research projects. The transaction price is determined by reference to the contract or change order value (total service revenue and pass-through / reimbursable expenses) adjusted to reflect a realizable contract value. Revenue is recognized over time as the single performance obligation is satisfied. The progress towards completion for clinical service contracts is measured based on an input measure being total project costs incurred (inclusive of pass-through / reimbursable expenses) at each reporting period as a percentage of forecasted total project costs.

*Laboratory services revenue*

Revenue is recognized when, or as, obligations under the terms of a contract are satisfied, which occurs when control of the products or services is transferred to the customer. Revenue for laboratory services is measured as the amount of consideration we expect to receive in exchange for transferring products or services. Where contracts with customers contain multiple performance obligations, the transaction price is allocated to each performance obligation based on the estimated relative selling price of the promised good or service. Service revenue is recognized over time as the services are delivered to the customer based on the extent of progress towards completion of the performance obligation. The determination of the methodology to measure progress requires judgment and is based on the nature of services provided. This requires an assessment of the transfer of value to the customer. The right to invoice measure of progress is generally related to rate per unit contracts, as the extent of progress towards completion is measured based on discrete service or time-based increments, such as samples tested or labor hours incurred. Revenue is recorded in the amount invoiced since that amount corresponds to the value of the Company's performance and the transfer of value to the customer.

*Contracting services revenue*

The Company has availed of the practical expedient which results in recognition of revenue on a right to invoice basis. Application of the practical expedient reflects the right to consideration from the customer in an amount that corresponds directly with the value to the customer of the performance completion to date. This reflects hours performed by contract staff.

*Consulting services revenue*

Our consulting services contracts represent a single performance obligation satisfied over time. The transaction price is determined by reference to contract or change order value. Revenue is recognized over time as the performance obligation is satisfied. The progress towards completion for consulting contracts is measured based on total project inputs (time) at each reporting period as a percentage of forecasted total project inputs.

*Data services revenue*

The Company provides data reports and analytics to customers based on agreed-upon specifications, including the timing of delivery, which is typically either weekly, monthly, or quarterly. If a customer requests more than one type of data report or series of data reports within a contract, each distinct type of data report is a separate performance obligation. The contracts provide for the Company to be compensated for the value of each deliverable. The transaction price is determined using list prices, discount agreements, if any, and negotiations with the customers, and generally includes any out-of-pocket expenses. Typically, the Company bills in advance of services being provided with the amount being recorded as unearned revenue.

When multiple performance obligations exist, the transaction price is allocated to performance obligations on a relative standalone selling price basis. In cases where the Company contracts to provide a series of data reports, or in some cases data, the Company recognizes revenue over time using the "units delivered" output method as the data or reports are delivered. Expense reimbursements are recorded to revenue as the expenses are incurred as they relate directly to the services performed.

Certain arrangements include upfront customization or consultative services for customers. These arrangements often include payments based on the achievement of certain contractual milestones. Under these arrangements, the Company contracts with a customer to carry out a specific study, ultimately resulting in delivery of a custom report or data product. These arrangements are a single performance obligation given the integrated nature of the service being provided. The Company typically recognizes revenue under these contracts over time, using an appropriate measure of progress, generally time elapsed, to measure progress and transfer of control of the performance obligation to the customer. Expense reimbursements are recorded to revenue as the expenses are incurred as they relate directly to the service performed.

The Company enters into contracts with some of its larger data suppliers that involve non-monetary terms. The Company issues purchase credits to be used toward the data supplier's purchase of the Company's services based on the fair value of the data obtained. In exchange, the Company receives monetary discounts on the data received from the data suppliers. The fair value of the revenue earned from the customer purchases is recognized as services are delivered as described above. At the end of the contract year, any unused customer purchase credits may be forfeited or carried over to the next contract year based on the terms of the data supplier contract.

*Commissions*

Incremental costs of obtaining a contract are recognized as an asset on the Consolidated Balance Sheets in respect of those contracts that exceed one year. Where commission costs relate to contracts that are less than one year, the practical expedient is applied as the amortization period of the asset which would arise on deferral would be one year or less.

*Reimbursable expenses*

Reimbursable expenses comprise investigator payments and certain other costs which are reimbursed by clients under terms specific to each contract. The Company includes reimbursed expenses in revenue and direct costs as the Company is primarily responsible for fulfilling the promise to provide the specified service, including integration of the related services into a combined output to the customer.

**Direct costs**

Direct costs consist of compensation, associated employee benefits and share-based payments for project-related employees and other direct project-related costs.

Reimbursable expenses are presented within direct costs. This presentation is to align the presentation of costs with our assessment that our clinical trial service is a single performance obligation satisfied over time. Reimbursable expenses are recorded once the activity which forms the basis for the cost has occurred. Payments are made based on predetermined contractual arrangements. Timing of payments may differ from the timing of the expense.

**Cash and cash equivalents**

Cash and cash equivalents include cash and highly liquid investments with initial maturities of three months or less and are stated at cost, which approximates market value.

### Investments in debt, equity and other

*Available for sale investments*

The Company classifies short-term investments as available for sale. The investments are reported at fair value, with unrealized gains or losses reported in a separate component of shareholders' equity. Any differences between the cost and fair value of the investments are represented by accrued interest and unrealized gains/losses. Realized gains and losses are determined using specific identification.

*Long term investments*

The Company classifies its interests in funds having considered the nature of its investment, the extent of influence over operating and financial decisions and the availability of readily determinable fair values. The Company determined that its interests in funds meet the definition of equity securities without readily determinable fair values and qualify for the Net Asset Value ("NAV") practical expedient in ASC Topic 820, *Fair Value Measurement* ("ASC 820"). Any increases or decreases in fair value are recognized in earnings in the period.

Investments in equity which do not qualify for the NAV practical expedient are measured at cost, less impairment.

*Equity method investments*

The Company's investments that are not consolidated are accounted for under the equity method if the Company exercises significant influence. These investments are classified as equity method investments on the Consolidated Balance Sheets. The Company records its pro rata share of the earnings/losses of these investments in share of losses from equity method investments in the Consolidated Statements of Operations. The Company reviews equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

### Accounts receivable, net and unbilled revenue

Accounts receivable and unbilled revenue are recorded at fair value less an estimate of the credit losses expected to be incurred on the Company's accounts receivable portfolio. The Company's estimate of expected credit losses considers historical credit loss information that is adjusted, where necessary, for current conditions and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. The Company's receivables and unbilled services are predominantly due from large and mid-tier pharmaceutical and biotechnology companies that share similar risk characteristics. The Company monitors their portfolio of receivables and unbilled services for any deterioration in current or expected credit quality (for example, expected delinquency level), and adjusts the allowance for credit losses as required.

Changes in the allowance for credit losses are recorded as a provision for (or reversal of) credit loss expense in the Consolidated Statements of Operations. Losses are charged against the allowance when management believes the uncollectibility of a previously provisioned amount is confirmed.

*Accounts receivable early payment discounting*

Where the Company enters into an agreement to sell certain portfolios of its accounts receivable balances, the sale is accounted for in accordance with ASC Topic 860, *Transfers and Servicing* ("ASC 860"). Agreements which result in true sales of the transferred receivables, as defined in ASC 860, are excluded from amounts reported in the Consolidated Balance Sheet. Cash proceeds received from such sales are included in operating cash flows.

### Concentration of credit risk

Financial instruments that subject the Company to credit risk primarily consist of cash and cash equivalents, accounts receivable and contract assets. The cash and cash equivalent balances are held and maintained with financial institutions with reputable credit ratings and, consequently, the Company believes that such funds are subject to minimal credit risk. Trade receivables and contract assets are primarily from clients in the pharmaceutical and biotechnology industries, as well as academic and government institutions. Concentrations of credit risk with respect to trade receivables and contract assets, which are typically unsecured, are limited due to the wide variety of customers using the Company's products and services as well as their dispersion across many geographic areas. In the years ended December 31, 2025, 2024 and 2023, credit losses have been immaterial and within management's expectations.

### Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation of property, plant and equipment is computed using the straight line method based on the estimated useful lives of the assets as listed below:

| | Estimated Useful Life |
|---|---|
| Buildings | 40 years |
| Computer equipment and software | 2 - 8 years |
| Office furniture and fixtures | 8 years |
| Laboratory equipment | 5 years |
| Motor vehicles | 5 years |

Leasehold improvements are amortized using the straight line method over the estimated useful life of the asset or the lease term, whichever is shorter.

*Leases*

The Company determines if an arrangement is a lease at inception and reassess if there are changes in terms and conditions of the contract. Finance leases, if any, are depreciated on the same basis as property, plant and equipment. At December 31, 2025 , December 31, 2024 and December 31, 2023, the Company did not account for any leases as finance leases.

Operating leases are included in operating right-of-use ("ROU") assets, other liabilities and non-current operating lease liabilities on our Consolidated Balance Sheets with the lease charge recognized on a straight-line basis over the lease term. ROU assets and lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at the lease commencement date. Our lease terms may also include options to extend or terminate. The Company actively reviews options to extend or terminate leases and adjusts the ROU asset and lease liability when it is reasonably certain the option will be exercised. The ROU asset is adjusted for any prepayments made at the date of commencement and any initial direct costs incurred. As most of the Company's leases do not provide an implicit rate, the discount rate used is based on the rate of traded corporate bonds available at the commencement date adjusted for country risk, liquidity and lease term.

The Company accounts for lease and non-lease components separately with lease components flowing through the Consolidated Balance Sheets and non-lease components expensed directly to the Consolidated Statements of Operations.

Leasehold improvements are amortized over the shorter of the depreciable lives of the corresponding fixed assets or the lease term including any applicable renewals. Certain property leases include variable lease payments resulting from periodic rent increases based on an index which cannot be reasonably estimated at the lease commencement date. These costs are expensed as incurred on the Consolidated Statements of Operations.

In some cases, the Company enters into sublease agreements and becomes both a lessee and a lessor for the same underlying asset. Subleases are accounted for as operating leases separately from the lease they relate to, but similar in manner as all other leases. The Company avails of the short-term lease recognition exemption for leases with a term of less than twelve months.

ROU assets for operating leases are occasionally reduced by impairment losses. The Company applies the long-lived assets impairment guidance in ASC Subtopic 360-10, *Property, Plant, and Equipment – Overall*, to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to recognize.

*Intangible assets*

Intangible assets are measured at fair value at the date of acquisition and amortized on a straight-line basis over their respective estimated useful lives. The Company has no indefinite-lived intangible assets. The Company evaluates its intangible assets for impairment when indicators of impairment exist.

Intangible assets are amortized on a straight-line basis over their estimated useful lives, as set forth in the table below:

| | Estimated Useful Life |
|---|---|
| Customer relationships | 8 - 23 years |
| Order backlog | 3 - 5 years |
| Trade names | 3 years |
| Patient database | 7 years |
| Technology assets | 5 years |

The Company periodically assesses the estimated useful lives of intangible assets to evaluate whether what was established at acquisition continues to be appropriate.

### Impairment of goodwill and long-lived assets

Goodwill is tested for impairment annually, or more frequently, if an event or circumstance indicates that an impairment loss may have been incurred. The annual impairment test for goodwill includes an option to perform a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying value. Reporting units are businesses with discrete financial information that is available and reviewed by management. If the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company performs the quantitative goodwill impairment test. The Company may also choose to bypass the qualitative assessment for any reporting unit in its goodwill assessment and proceed directly to performing the quantitative assessment. The Company recognizes an impairment charge for the amount by which the reporting unit's carrying amount exceeds its fair value.

The Company evaluates goodwill for impairment on an annual basis each year and upon the occurrence of a triggering event. In December 2025, the Company voluntarily changed its annual goodwill impairment testing date from September 30 to December 31 to align with the timing of the Company's annual budgeting process. Accordingly, management determined that the change in accounting principle is preferable under the circumstances. This change has been applied prospectively from December 31, 2025, as retrospective application is deemed impracticable due to the inability to objectively determine the assumptions and significant estimates used in earlier periods without the benefit of hindsight. This change was not material to the Company's consolidated financial statements as it did not delay, accelerate, or avoid any potential impairment charge.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured at the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined through various valuation techniques including discounted cash flow models and third-party independent appraisals, as considered necessary. Assets to be disposed of are reported at the lower of the carrying amount of the asset or fair value less selling costs.

### Debt issuance costs

Debt issuance costs relating to the Company's long-term debt are recorded as a direct reduction of long-term debt; these costs are deferred and amortized to interest expense using the effective interest method, over the respective terms of the related debt. Debt issuance costs relating to the Company's revolving credit facilities are recorded as an asset; these costs are deferred and amortized to interest expense using the straight-line method. Early repayment of debt facilities can result in modification of the debt and the acceleration of the amortization of debt issuance costs.

### Derivative financial instruments

The Company has used derivative financial instruments to reduce exposures to interest rates. Derivatives are recorded on the Consolidated Balance Sheets at fair value at each balance sheet date utilizing pricing models for non-exchange-traded contracts.

Our accounting policies for derivative financial instruments are based on whether they meet the criteria for designation as cash flow or fair value hedges. A designated hedge of the exposure to variability in the future cash flows of an asset or a liability, or of a forecast transaction, is referred to as a cash flow hedge. A designated hedge of the exposure to changes in fair value of an asset or a liability is referred to as a fair value hedge. The criteria for designating a derivative as a hedge include the assessment of the instrument's effectiveness in risk reduction, matching of the derivative instrument to its underlying transaction and the probability that the underlying transaction will occur. For derivatives with cash flow hedge accounting designation, we report the gain or loss from the effective portion of the hedge as a component of other comprehensive income and reclassify it into earnings in the same period or periods in which the hedged transaction affects earnings and within the same Consolidated Statements of Operations line item as the impact of the hedged transaction. For derivatives with fair value hedge accounting designation, we recognize gains or losses from the change in fair value of these derivatives, as well as the offsetting change in the fair value of the underlying hedged item, in earnings. Fair value gains and losses arising on derivative financial instruments not qualifying for hedge accounting are reported in our Consolidated Statements of Operations.

### Income taxes

The Company applies the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the provision of income taxes in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the amount that is more likely than not to be realized. The Company recognizes the effect of income tax positions only if those positions will more likely than not be sustained. Recognized income tax positions are measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. Interest and penalties related to income taxes are included in income tax expense and classified with the related liability on the Consolidated Balance Sheets. The Company accounts for the impact of Global Intangible Low-Taxed Income ("GILTI") in the period it arises and has therefore not provided for deferred taxes in respect of this item.

### Government grants

Government grants received relating to capital expenditures are shown by deducting the grant from the asset's carrying amount and crediting them to income on a basis consistent with the depreciation policy of the relevant assets. Grants relating to categories of operating expenditures are shown as deferred income and credited to income in the period in which the expenditure to which they relate is charged.

Under the grant agreements, amounts received may become repayable in full should certain circumstances specified within the grant agreements occur, including downsizing by the Company, disposing of the related assets, ceasing to carry on its business or the appointment of a receiver over any of its assets. The Company has not recognized any loss contingency having assessed as remote the likelihood of these events arising.

### Research and development credits

Research and development credits are available to the Company under the tax laws in certain jurisdictions, based on qualifying research and development spend as defined under those tax laws. Research and development credits may be recognized as a reduction of income tax expense. However, certain tax jurisdictions provide refundable credits that are not wholly dependent on the Company's ongoing income tax status or income tax position. In these circumstances the benefit of these credits is not recorded as a reduction to income tax expense, but rather as a reduction of operating expenditure.

### Share-based compensation

The Company accounts for its share options, Restricted Share Units ("RSUs") and Performance Share Units ("PSUs") in accordance with the provisions of ASC Topic 718, *Compensation – Stock Compensation* ("ASC 718")*.*

Share-based compensation expense for share options awarded to employees and directors is estimated at the grant date based on each option's fair value as calculated using the Black-Scholes option-pricing model. Share-based compensation for RSUs and PSUs awarded to employees and directors is calculated based on the market value of the Company's shares on the date of award of the RSUs and PSUs. The value of awards expected to vest is recognized as an expense over the requisite service periods. Forfeitures are estimated on the date of grant and revised if actual or expected forfeiture activity differs materially from original estimates.

Estimating the grant date fair value of share options as of the grant date using an option-pricing model, such as the Black-Scholes model, is affected by the Company's share price as well as assumptions regarding a number of complex variables. These variables include, but are not limited to, the expected share price volatility over the term of the awards, risk-free interest rates and the expected term of the awards.

Liability classified awards are measured at the fair value of the award on the grant date and remeasured at each reporting period at fair value until the award is settled.

In connection with the completion of the Merger, the company issued replacement awards to the holders of PRA equity awards on July 1, 2021. An exchange of share-based compensation awards in a business combination is treated as a modification under ASC 718. The replacement awards and the original acquiree awards are measured at fair value at the acquisition date and calculated using the fair-value-based measurement principles in ASC 718. Amounts attributable to pre-combination vesting are accounted for as part of the consideration transferred for the acquiree. Amounts attributable to post-combination vesting are accounted for separate from the business combination and are recognized as compensation cost in the post-combination period.

### Transaction and integration related

Transaction and integration related expenses are the incremental costs directly attributable to completion and integration activities associated with the Company's recent acquisitions. The costs consist of investment banking fees, advisory costs, professional fees, legal costs, retention agreements with employees, and ongoing integration activities offset by the remeasurement of liability-classified contingent consideration. The Company accounts for these transaction and integration related costs as expenses in the period in which the costs are incurred and the services are received.

### Restructuring

Restructuring charges reflect certain one-time costs arising from reorganization programs announced by Company management. These programs generally result in asset impairments and workforce reductions in order to optimize the Company's structure and facilitate improved long-term performance. Asset related impairment charges are taken when the fair value is less than the asset's carrying value. Workforce related charges are taken when an approved reorganization program is communicated to the relevant employee groups.

***Net income per ordinary share***

Basic net income per ordinary share attributable to the Company has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net income used for basic and diluted net income per ordinary share.

**Impact of recently issued or adopted accounting standards**

*Accounting pronouncements recently adopted*

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09"), which requires disaggregated information about an entity's effective tax rate reconciliation and additional discloses on income taxes paid. The Company adopted ASU 2023-09 on a prospective basis effective January 1, 2025, which resulted in additional income tax related disclosures. Refer to Note 20. *Income taxes*.

*Accounting pronouncements issued but not adopted as of December 31, 2025*

The following accounting pronouncements have been issued, but not yet adopted, as of December 31, 2025:

In September 2025, the FASB issued ASU 2025-06 *Intangibles - Goodwill and other - Internal-Use Software (Subtopic 350-40); Targeted Improvements to the Accounting for Internal-Use Software* ("ASU 2025-06"), which modernizes the accounting for internal-use software. ASU 2025-06 removes all references to software development stages and requires capitalization of software costs when management has committed to the software project and it is probable the software will be completed and perform its intended use. The amendments will be effective for annual reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of this new guidance on its consolidated financial statements and disclosures.

In July 2025, the FASB issued, ASU 2025-05, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets* ("ASU 2025-05"), which targeted relief for entities applying Topic 326 to assume that the current economic conditions as of the balance sheet date will not change for the remaining life of the current accounts receivables and contract assets. Therefore, companies will not be required to establish a forecast of future economic conditions. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact of this new guidance on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses* ("ASU 2024-03"), which requires disaggregated disclosure of income statement expenses. The new standard requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement, as well as disclosures about selling expenses. The new requirements are effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Requirements are to be applied prospectively, with an option for retrospective application. The Company is currently evaluating the impact of this new guidance on its consolidated financial statements and disclosures.

### 3. Disaggregation of revenue

Revenue disaggregated by customer concentration is as follows:

| | Year ended | | |
|---|---|---|---|
| | December 31, 2025 | December 31, 2024 (As Restated) | December 31, 2023 (As Restated) |
| | (in thousands) | | |
| Top client | $ 576,265 | $ 641,655 | $ 704,025 |
| Clients 2-5 | 1,469,978 | 1,421,972 | 1,447,934 |
| Clients 6-10 | 1,164,937 | 1,288,951 | 1,168,102 |
| Clients 11-25 | 2,072,282 | 1,759,121 | 1,747,681 |
| Other | 2,967,878 | 3,077,291 | 2,987,184 |
| Total | $ 8,251,340 | $8,188,990 | $8,054,926 |

There was no revenue from individual customers greater than 10% of consolidated revenue in the respective years. Our customers have similar profiles and economic characteristics, and therefore have similar degrees of risk and growth opportunities.

### 4. Accounts receivable, unbilled revenue (contract assets) and unearned revenue or payments on account (contract liabilities)

Accounts receivable and unbilled revenue are as follows:

| | December 31, 2025 | December 31, 2024 (As Restated) | December 31, 2023 (As Restated) |
|---|---|---|---|
| | (in thousands) | | |
| Accounts receivable (Billed services) | $ 1,517,217 | $ 1,428,428 | $ 1,795,937 |
| Allowance for credit losses (Note 5) | (42,319) | (35,664) | (31,533) |
| Accounts receivable (net) | 1,474,898 | 1,392,764 | 1,764,404 |
| Unbilled revenue (Unbilled services) | 1,096,592 | 1,040,174 | 853,581 |
| Accounts receivable and unbilled revenue, net | $ 2,571,490 | $ 2,432,938 | $ 2,617,985 |

Unbilled revenue (contract assets) and unearned revenue or payments on account (contract liabilities) were as follows:

| | December 31, 2025 | December 31, 2024 (As Restated) | $ Change | % Change |
|---|---|---|---|---|
| | (in thousands, except percentages) | | | |
| Unbilled revenue (Unbilled services) | $ 1,096,592 | $ 1,040,174 | $ 56,418 | 5.4 % |
| Unearned revenue (Payments on account ) | (1,550,471) | (1,467,671) | (82,800) | 5.6 % |

| | December 31, 2024 (As Restated) | December 31, 2023 (As Restated) | $ Change | % Change |
|---|---|---|---|---|
| | (in thousands, except percentages) | | | |
| Unbilled revenue (Unbilled services) | $ 1,040,174 | $ 853,581 | $ 186,593 | 21.9 % |
| Unearned revenue (Payments on account ) | (1,467,671) | (1,566,464) | 98,793 | (6.3)% |

Timing may differ between the satisfaction of performance obligations and the invoicing and collection of amounts related to our contracts with customers. We record assets for amounts related to performance obligations that are satisfied but not yet billed and/or collected. These assets are recorded as unbilled revenue and therefore contract assets rather than accounts receivable when receipt of the consideration is conditional on something other than the passage of time. Liabilities are recorded for amounts that are collected in advance of the satisfaction of performance obligations or billed in advance of the revenue being earned.

Unbilled services/revenue balances arise where invoicing or billing is based on the timing of agreed milestones related to service contracts for clinical research. Contractual billing arrangements in respect of certain reimbursable expenses (principally investigators) require billing by the investigator to the Company prior to billing by the Company to the customer. As there is no contractual right of set-off between unbilled services (contract assets) and unearned revenue (contract liabilities), each are separately presented gross on the Consolidated Balance Sheets.

The Company is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support a clinical trial. The progress towards completion for clinical service contracts is measured based on total project costs (including reimbursable costs). Amounts owed to investigators and others in respect of reimbursable expenses at December 31, 2025, December 31, 2024 and December 31, 2023 were $427.1 million, $369.2 million and $333.0 million respectively (see Note 12. *Other liabilities*).

Unbilled services as at December 31, 2025 increased by $56.4 million as compared to December 31, 2024. Unbilled services as at December 31, 2024 increased by $186.6 million as compared to December 31, 2023. Unearned revenue as at December 31, 2025 increased by $82.8 million as compared to December 31, 2024. Unearned revenue as at December 31, 2024 decreased by $98.8 million as compared to December 31, 2023. These fluctuations are primarily due to the timing of payments and invoicing related to the Company's clinical trial management contracts. Billings and payments are established by contractual provisions on the delivery of units/milestones including predetermined payment schedules which may or may not correspond to the timing of the transfer of control of the Company's services under the contract. Unbilled services arise from long-term contracts when a cost-based input method of revenue recognition is applied and revenue recognized exceeds the amount billed to the customer.

The credit loss expense recognized on the Company's receivables and unbilled services was $25.1 million, $28.4 million and $24.6 million for the years ended December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025, $14.9 billion (December 31, 2024: $15.9 billion; December 31, 2023: $14.8 billion) of revenue is expected to be recognized in the future in respect of unsatisfied performance obligations. The Company expects to recognize revenue on approximately 48% of the unsatisfied performance obligation over the next twelve months (December 31, 2024: 47%; December 31, 2023: 52%), with the remainder expected to be recognized thereafter over the duration of the customer contracts. We believe that our unsatisfied performance obligation as of any date is not necessarily a meaningful predictor of future results due to the potential for cancellation or delay of the projects included in the unsatisfied performance obligation, and no assurances can be given on the extent to which we will be able to realize this unsatisfied performance obligation as revenue.

## 5. Allowance for credit losses

The Company does business with most major international pharmaceutical companies. Provision for credit losses as at December 31, 2025, December 31, 2024 and December 31, 2023 comprises:

| | December 31, 2025 | December 31, 2024 | December 31, 2023 |
|---|---|---|---|
| | | (in thousands) | |
| Opening provision | $ 35,664 | $ 31,533 | $ 20,562 |
| Amounts used during the year | (20,956) | (24,887) | (13,358) |
| Amounts provided during the year | 25,104 | 28,417 | 24,550 |
| Foreign exchange | 2,507 | 601 | (221) |
| Closing provision | $ 42,319 | $ 35,664 | $ 31,533 |

**6. Business combinations**

There were no business combinations in the year ended December 31, 2025.

*KCR S.A. Group Acquisition*

On August 19, 2024, the Company acquired the KCR S.A. Group ("KCR"), a CRO offering full service and functional services provision clinical trial services, in exchange for consideration of $92.5 million. The acquisition of KCR has been accounted for as a business combination in accordance with ASC 805, *Business Combinations* ("ASC 805").

The net cash outflow in 2024 was $76.4 million comprising cash payments of $88.1 million, net of cash acquired of $11.7 million. The fair value of contingent consideration was initially measured at the date of acquisition at $4.3 million and subsequently remeasured at $1.1 million. Deferred consideration of $1.3 million was paid during the year ended December 31, 2025.

The purchase price allocation resulted in the recognition of goodwill of $43.4 million and intangible assets of $45.1 million. In finalizing the goodwill on acquisition of KCR in the twelve month period from acquisition, fair value adjustments were made which resulted in an increase to Goodwill of $5.1 million during the year ended December 31, 2025 . Goodwill arising in connection with the acquisition is primarily attributable to the assembled workforce of KCR and the expected synergies of the acquisition. The goodwill recognized is not deductible for income tax purposes.

*HumanFirst Inc.*

On January 9, 2024, the Company acquired HumanFirst Inc. ("HumanFirst"), a life sciences technology company in exchange for consideration of $13.3 million. The acquisition of HumanFirst has been accounted for as a business combination in accordance with ASC 805.

The net cash outflow in 2024 was $7.8 million comprising initial cash payments of $11.8 million, net of cash acquired of $4.0 million. Deferred consideration of $1.2 million was paid during the year-ended December 31, 2025.

The final purchase price allocation resulted in the recognition of goodwill of $2.7 million and a developed technology intangible asset of $9.9 million. Goodwill arising in connection with the acquisition is primarily attributable to the assembled workforce of HumanFirst. The goodwill recognized is not deductible for income tax purposes.

*BioTel Research LLC Acquisition*

On October 2, 2023, the Company acquired the entire outstanding equity interests of BioTel Research LLC ("BioTel"), a leading provider of medical imaging and cardiac safety monitoring services, from BioTelemetry Inc..

The net cash outflow in 2023 was $66.7 million comprising the initial cash payment of $68.1 million net of cash acquired of $1.4 million. The final purchase price allocation resulted in the recognition of intangible assets of $36.4 million and goodwill of $23.4 million. Goodwill arising in connection with the acquisition is primarily attributable to the assembled workforce of BioTel and the expected synergies of the acquisition. The goodwill recognized is deductible for income tax purposes.

*Oncacare Limited Acquisition*

On April 20, 2023, the Company completed the purchase of the majority investor's 51% majority voting share capital of Oncacare Limited ("Oncacare") for $5.1 million, such that Oncacare and its subsidiaries became wholly-owned subsidiaries of the ICON Group. The Oncacare acquisition resulted in goodwill of $13.4 million and also gave rise to an acquisition-related gain of $6.2 million.

*PRA Health Sciences, Inc. Acquisition*

On July 1, 2021 (the "Merger Date"), the Company completed the acquisition of PRA by means of a merger whereby Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of ICON, merged with and into PRA Health Sciences, Inc., the parent of PRA Health Sciences (the "Acquisition" and the "Merger"). The Merger was accounted for as a business combination using the acquisition method of accounting in accordance with ASC 805.

In the years ended December 31, 2025, December 31, 2024 and December 31, 2023, the Company incurred approximately $6.0 million, $23.5 million and $16.4 million of Merger-related financing fees which are included in the "Interest expense" line item in the Consolidated Statements of Operations.

*Transaction and integration related costs*

In the years ended December 31, 2025, December 31, 2024, and December 31, 2023, the Company incurred net merger, transaction, integration related expenses of $25.3 million, $29.6 million and $44.2 million which were accounted for separately from the business combination and expensed as incurred within the "Transaction and integration related" line item of the Consolidated Statements of Operations. The costs consist of investment banking fees, advisory costs, professional fees, legal costs, retention agreements with employees, ongoing business combination and integration activities offset by the remeasurement of liability-classified contingent consideration.

## 7. Fair value

The Company records certain assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is described below. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.
- Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3 — Unobservable inputs that are supported by little or no market activity. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short maturities of these instruments.

As of December 31, 2025, the fair value of the major classes of the Company's assets and liabilities measured at fair value on a recurring basis were as follows:

| | December 31, 2025 | | | | |
|---|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Investments Measured at Net Asset Value | Total |
| | (in thousands) | | | | |
| Assets: | | | | | |
| Investments in equity[1,3] | $ — | $ — | $ — | $ 79,550 | $ 79,550 |
| Total assets | $ — | $ — | $ — | $ 79,550 | $ 79,550 |

[1] Excludes investments in equity securities recorded at cost, net of impairment of $2.5 million which do not qualify for the NAV practical expedient.

As at December 31, 2024, the fair value of the major classes of the Company's assets and liabilities measured at fair value on a recurring basis were as follows:

| | December 31, 2024 | | | | |
|---|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Investments Measured at Net Asset Value | Total |
| | (in thousands) | | | | |
| Assets: | | | | | |
| Investments in equity[2,3] | $ — | $ — | $ — | $ 54,448 | $ 54,448 |
| Total assets | $ — | $ — | $ — | $ 54,448 | $ 54,448 |

[2] Excludes investments in equity securities recorded at cost of $3.5 million which do not qualify for the NAV practical expedient.

As at December 31, 2023, the fair value of the major classes of the Company's assets and liabilities measured at fair value on a recurring basis were as follows:

| | December 31, 2023 | | | | |
|---|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Investments Measured at Net Asset Value | Total |
| | (in thousands) | | | | |
| **Assets:** | | | | | |
| Available for sale securities[4] | $ 1,954 | $ — | $ — | $ — | $ 1,954 |
| Investments in equity[3] | — | — | — | 46,804 | 46,804 |
| Total assets | $ 1,954 | $ — | $ — | $ 46,804 | $ 48,758 |
| | | | | | |
| **Liabilities:** | | | | | |
| Derivative instruments[5] | — | 2,411 | — | — | 2,411 |
| Total Liabilities | $ — | $ 2,411 | $ — | $ — | $ 2,411 |

[3] To determine the classification of its investments in equity, the Company considered the nature of its investment, the extent of influence over operating and financial decisions and the availability of readily determinable fair values. The Company determined that certain interests in funds meet the definition of equity securities without readily determinable fair values, which qualify for the Net Asset Value (NAV) practical expedient in ASC 820, *Fair value measurement*. Any increases or decreases in fair value are recognized in net income in the period.

[4] Represents the fair value of highly liquid investments with maturities greater than three months, a minimum "A-" rated fixed term deposit and are based on quoted market prices.

[5] Represents the fair value of the interest rate caps and the interest rate swap.

*Non-recurring fair value measurements*

Certain assets and liabilities are carried on the Consolidated Balance Sheets at cost and are not re-measured to fair value on a recurring basis. These assets include finite-lived intangible assets that are tested for impairment when a triggering event occurs and goodwill that is tested for impairment annually or when a triggering event occurs. As of December 31, 2025, assets carried on the balance sheet and not re-measured to fair value on a recurring basis totaled approximately $11,981.3 million (December 31, 2024: $12,614.7 million; December 31, 2023: $12,878.0 million). These assets are comprised of goodwill of $8,731.7 million (December 31, 2024: $9,051.4 million; December 31, 2023: $9,022.1 million), intangible assets of $3,247.1 million (December 31, 2024: $3,559.8 million; December 31, 2023: $3,855.9 million) and investments in equity recorded at cost, net of impairment of $2.5 million (December 31, 2024: $3.5 million, December 31, 2023: $nil).

As of December 31, 2025, we performed a quantitative analysis for goodwill and certain of our intangible assets, whereby we used an income approach, to determine the fair value of our assets, as well as an overall consideration of market capitalization and enterprise value. For both goodwill and intangible assets held at fair value, pertaining to the Data Solutions reporting unit, holding all other assumptions in the analysis constant, the effect of a 0.50% increase in the discount rate or long-term growth rate used as of December 31, 2025 would not change the impairment recognized as the assets have been written down to nil. For the other reporting units assessed for goodwill impairment, a change in the discount rate of 0.5% would not change the conclusion.

The estimated fair value of the Company's debt was $3,500.1 million at December 31, 2025 (December 31, 2024: $3,469.2 million; December 31, 2023: $3,793.5 million). The fair values of the senior secured term loan facility, the 2026 Notes and the New Notes were determined based on rates at which the debt is traded among financial institutions.

## 8. Investments

*Investments in equity*

The Company entered into subscription agreements with a number of funds. During the year ended December 31, 2025, net capital totaling $10.8 million (December 31, 2024: $13.1 million; December 31, 2023: $14.0 million) had been advanced under the terms of the subscription agreements. The Company determined that the interest in funds meets the definition of equity securities without readily determinable fair values. The Company therefore concluded that the interests held at December 31, 2025, December 31, 2024 and December 31, 2023 qualify for the NAV practical expedient in ASC 820.

There was an increase in fair value of $13.9 million (December 31, 2024: decrease in fair value $3.3 million; December 31, 2023: increase in fair value $0.2 million) recognized in net income during the year. The carrying value of the subscriptions at December 31, 2025 was $79.5 million (December 31, 2024: $54.4 million; December 31, 2023: $46.8 million). At December 31, 2025, the Company had committed to future investments of $137.1 million (December 31, 2024: $102.2 million; December 31, 2023: $66.4 million) in respect of these funds.

Investments in equity also include equity investments of $2.5 million (December 31, 2024: $3.5 million; December 31, 2023: $nil), of which $nil (December 31, 2024: $1.5 million; December 31, 2023: $nil) was invested during the year, which do not qualify for the NAV practical expedient, and for which the measurement alternative has been applied. During the year ended December 31, 2025, an impairment charge of $1.0 million was recorded in respect of equity securities (December 31, 2024 and December 31, 2023: $nil). Accordingly, these investments in equity are measured at cost, less impairment.

*Available for sale investments*

As at December 31, 2025, the Company held available for sale investments amounting to $nil (December 31, 2024: $nil; December 31, 2023: $2.0 million). Short-term investments comprise highly liquid investments with maturities of greater than three months and minimum "A-" rated fixed term deposits. The Company classifies its short-term investments as available for sale.

## 9. Property, plant and equipment, net

The carrying amount of property, plant and equipment for the years ended December 31, 2025, 2024, and 2023 is as follows:

| | | December 31, 2025 | | December 31, 2024 | | December 31, 2023 |
|---|---|---|---|---|---|---|
| **Cost** | | (in thousands) | | | | |
| Land | $ | 3,724 | $ | 3,724 | $ | 3,724 |
| Buildings | | 83,269 | | 66,132 | | 70,072 |
| Computer equipment and software | | 817,578 | | 689,979 | | 550,119 |
| Office furniture and fixtures | | 60,617 | | 51,849 | | 45,856 |
| Laboratory equipment | | 61,651 | | 55,111 | | 56,217 |
| Leasehold improvements | | 72,275 | | 62,034 | | 55,000 |
| Motor vehicles | | 76 | | 65 | | 79 |
| Total cost | | 1,099,190 | | 928,894 | | 781,067 |
| Accumulated depreciation and asset write offs | | (703,466) | | (546,015) | | (419,883) |
| Property, plant and equipment (net) | $ | 395,724 | $ | 382,879 | $ | 361,184 |

The depreciation expense recognized by the Company was $155.8 million, $138.2 million, and $126.1 million for the years ended December 31, 2025, 2024, and 2023, respectively.

The Company regularly updates its register of property, plant and equipment and during the years ended December 31, 2025 , December 31, 2024 and December 31, 2023, certain fully depreciated assets were written off as they were no longer used by the Company.

The Company assesses property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable through future undiscounted cash flows. The amount of the impairment loss is the excess of the carrying amount of the impaired assets over the fair value of the assets based on estimated future discounted cash flows.

During 2025, an impairment indicator was identified specific to the Company's Data Solutions reporting unit that indicated the carrying amount of the property, plant and equipment in the Data Solutions reporting unit may not be recoverable. This indicator related to the Company's revised expectations on the future performance of the reporting unit considering specific external market participant factors. As a result, the Company assessed the fair value of the property, plant and equipment and recorded an impairment charge.

An impairment charge of $14.3 million (December 31, 2024: $1.9 million and December 31, 2023: $nil) was recorded and included within impairment of non-financial assets (recorded within Restructuring for the year ended December 31, 2024) in the Consolidated Statements of Operations. The significant assumptions used in the discounted cash flow calculation were the discount rate, annual cash flow projections, and expected terminal growth rate.

## 10. Goodwill

The change in the carrying amount of goodwill for the years ended December 31, 2025, 2024 and 2023 is as follows:

| | December 31, 2025 | December 31, 2024 | December 31, 2023 |
|---|---|---|---|
| | (in thousands) | | |
| Opening balance | $ 9,051,410 | $ 9,022,075 | $ 8,971,670 |
| Current period acquisitions (Note 6) | — | 46,126 | 36,750 |
| Prior period acquisition (Note 6) | 5,109 | — | — |
| Impairment | (364,248) | — | — |
| Foreign exchange movement | 39,418 | (16,791) | 13,655 |
| Closing balance | $ 8,731,689 | $ 9,051,410 | $ 9,022,075 |

During the year ended December 31, 2025, the Company recorded a total goodwill impairment charge of $364.2 million (December 31, 2024: $nil; December 31, 2023: $nil) in the Consolidated Statements of Operations related to the Data Solutions reporting unit. This represented the entire balance of goodwill attributed to the Data Solutions reporting unit. The Company performed a quantitative impairment assessment using a discounted cash flow method under the income approach to estimate the fair values of each reporting unit, no impairment was identified in the Company's other reporting units.

## 11. Intangible assets

The carrying amount of intangible assets for the years ended December 31, 2025, 2024, and 2023 is as follows:

| | December 31, 2025 | December 31, 2024 | December 31, 2023 |
|---|---|---|---|
| | (in thousands) | | |
| Customer relationships | $ 4,134,478 | $ 4,129,501 | $ 4,090,393 |
| Order backlog | 546,054 | 543,933 | 541,302 |
| Trade names & brands | 204,721 | 204,588 | 204,653 |
| Patient database | 170,511 | 170,324 | 170,366 |
| Technology assets | 151,754 | 150,658 | 141,257 |
| Total cost | 5,207,518 | 5,199,004 | 5,147,971 |
| Accumulated amortization | (1,873,663) | (1,639,212) | (1,292,106) |
| Impairment | (86,737) | — | — |
| Net book value | $ 3,247,118 | $ 3,559,792 | $ 3,855,865 |

The amortization expense recognized by the Company was $227.2 million, $350.3 million, and $459.9 million for the years ended December 31, 2025, 2024, and 2023, respectively. The decrease in amortization in the year ended December 31, 2025 compared to December 31, 2024 and December 31, 2023 is primarily due to the order backlog and trade name intangible assets recognized in connection with the PRA merger amounting to $500.0 million and $202.0 million respectively as of the date of acquisition, becoming fully amortized on July 1, 2024.

The Company assesses long-lived assets (such as intangible assets) for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable through future undiscounted cash flows. The amount of the impairment loss is the excess of the carrying amount of the impaired assets over the fair value of the assets based on estimated future discounted cash flows.

During 2025, an impairment indicator was identified specific to the Company's Data Solutions reporting unit that indicated the carrying amount of the intangible assets in the Data Solutions reporting unit may not be recoverable. This indicator related to the Company's revised expectations on the future performance of the reporting unit considering specific external market participant factors. As a result, the Company assessed the fair value of the intangible assets based on estimated future discounted cash flows and recorded an impairment charge.

As a result, a non-cash intangible asset impairment charge of $86.7 million (December 31, 2024: $nil and December 31, 2023: $nil) was recorded and included within impairment of non-financial assets in the Consolidated Statements of Operations. The significant assumptions used in the discounted cash flow calculation were the discount rate, annual cash flow projections, and expected terminal growth rate.

On August 19, 2024, the Company acquired KCR. The acquisition resulted in the recognition of intangible assets of $45.1 million, comprising customer relationships of $41.4 million and order backlog of $3.7 million. These assets are being amortized over their expected useful lives of 13 years and 5 years respectively. Refer to Note 6. *Business Combinations*.

On January 9, 2024, the Company acquired HumanFirst. The acquisition resulted in the recognition of a developed technology intangible asset of $9.9 million which is being amortized over its expected useful life of 5 years. Refer to Note 6. *Business Combinations*.

On October 2, 2023, the Company acquired BioTel Research LLC ("BioTel"). The acquisition resulted in the recognition of intangible assets of $36.4 million, comprising customer relationships of $12.5 million, order backlog of $3.9 million and developed technology assets of $20.0 million. These assets will be amortized over their expected useful lives of between 3 years and 16 years. Refer to Note 6. *Business Combinations*.

Future intangible asset amortization expense for the years ended December 31, 2026 to December 31, 2030 is as follows:

|  | (in thousands) |
| --- | --- |
| 2026 | $ 190,632 |
| 2027 | 183,567 |
| 2028 | 182,566 |
| 2029 | 177,332 |
| 2030 | 176,844 |
| Total | $ 910,941 |

## 12. Other liabilities

The carrying amount of other liabilities for the years ended December 31, 2025, 2024 and 2023 are as follows:

|  | December 31, | | |
| --- | --- | --- | --- |
|  | 2025 | 2024 (As Restated) | 2023 (As Restated) |
|  | (in thousands) | | |
| General trade and overhead liabilities* | 588,733 | 524,981 | 463,882 |
| Personnel related liabilities | 240,222 | 218,574 | 378,251 |
| Operating lease liabilities | 36,282 | 36,783 | 36,414 |
| Facility related liabilities | 8,033 | 8,547 | 11,078 |
| Other liabilities | 21,098 | 91,730 | 13,532 |
| Restructuring liabilities | 10,383 | 29,120 | 4,951 |
| Short term government grants | 75 | 41 | 43 |
| Total | $ 904,826 | $ 909,776 | $ 908,151 |

*includes amounts due to third parties in respect of accrued reimbursable investigator expenses of $427.1 million at December 31, 2025, $369.2 million at December 31, 2024 and $333.0 million at December 31, 2023.

## 13. Bank credit lines, loan facilities and notes

The Company had the following debt outstanding as of December 31, 2025, December 31, 2024 and December 31, 2023:

| | | Interest rate as of | | | Principal amount as of | | |
|---|---|---|---|---|---|---|---|
| | Maturity Date | December 31, 2025 | December 31, 2024 | December 31, 2023 | December 31, 2025 | December 31, 2024 | December 31, 2023 |
| | | | | | (in thousands) | | |
| Senior Secured Term Loan | July 2028 | 5.672 % | 6.329 % | 7.860 % | $ 916,688 | $ 946,450 | $3,251,213 |
| Senior Secured Notes (the "2026 Notes") | July 2026 | 2.875 % | 2.875 % | 2.875 % | 500,000 | 500,000 | 500,000 |
| Senior Secured Revolving Loan | | — | — | 6.720 % | — | — | 55,000 |
| Senior Secured Notes (the "2027 Notes")* | May 2027 | 5.809 % | 5.809 % | — | 750,000 | 750,000 | — |
| Senior Secured Notes (the "2029 Notes")* | May 2029 | 5.849 % | 5.849 % | — | 750,000 | 750,000 | — |
| Senior Secured Notes (the "2034 Notes")* | May 2034 | 6.000 % | 6.000 % | — | 500,000 | 500,000 | — |
| Total debt | | | | | 3,416,688 | 3,446,450 | 3,806,213 |
| Less current portion of debt | | | | | (529,762) | (29,762) | (110,150) |
| Total long-term debt | | | | | 2,886,926 | 3,416,688 | 3,696,063 |
| Less debt issuance costs and debt discount | | | | | (14,310) | (20,290) | (30,624) |
| Total long-term debt, net | | | | | $2,872,616 | $3,396,398 | $3,665,439 |

*Issued May 8, 2024

The Company incurred interest costs from various financing arrangements during the years ended December 31, 2025, December 31, 2024 and December 31, 2023 as set out in the table below. These costs have been charged in the interest expense line of the Consolidated Statements of Operations. In the years ending December 31, 2025, December 31, 2024 and December 31, 2023, the Company expensed $6.0 million, $23.5 million and $16.4 million of transaction related financing costs, inclusive of the amortization of financing fees which were previously capitalized.

| | Year ended | | |
|---|---|---|---|
| | December 31, 2025 | December 31, 2024 | December 31, 2023 |
| | (in thousands) | | |
| Interest expense on drawn facilities | $ 188,109 | $ 206,198 | $ 311,019 |
| Amortization of merger related financing fees | 5,980 | 23,533 | 16,402 |
| Other financing costs* | 3,401 | 7,506 | 9,278 |
| Total financing costs | $ 197,490 | $ 237,237 | $ 336,699 |

*Includes costs associated with the senior secured revolving loan facility.

As of December 31, 2025, the contractual maturities of the Company's debt obligations were as follows:

| Maturities of debt: | (in thousands) |
|---|---|
| 2026 | $ 529,762 |
| 2027 | 779,762 |
| 2028 | 857,164 |
| 2029 | 750,000 |
| 2030 and thereafter | 500,000 |
| Total | $ 3,416,688 |

The Company's primary financing arrangements are its senior secured credit facilities (the "Senior Secured Credit Facilities"), which consists of a senior secured term loan and a revolving credit facility; the 2026 Notes and the New Notes.

*The New Notes*

On May 8, 2024, ICON Investments Six Designated Activity Company (the "Issuer"), a wholly-owned subsidiary of ICON plc, issued $2 billion senior secured notes (the "New Notes"). The New Notes were issued in aggregate principal amounts of: $750 million 5.809% Senior Secured Notes due 2027 (the "2027 Notes"), $750 million 5.849% Senior Secured Notes due 2029 (the "2029 Notes") and $500 million 6.000% Senior Secured Notes due 2034 (the "2034 Notes").

The Company paid an underwriting discount of $6.8 million on the New Notes being: 0.250% of the principal amount of the 2027 Notes, 0.350% of the principal amount of the 2029 Notes and 0.450% of the 2034 Notes. Further, the 2034 Notes were issued at a discount of $0.5 million (issued at 99.896% of par).

The proceeds from the issuance were used to repay a portion of the senior secured term loan outstanding under the Senior Secured Credit Facilities and to pay fees, costs and expenses related to the offering.

Interest on the New Notes is payable on May 8 and November 8 of each year, having commenced on November 8, 2024. Unless previously redeemed, the 2027 Notes will mature on May 8, 2027, the 2029 Notes will mature on May 8, 2029 and the 2034 Notes will mature on May 8, 2034.

The New Notes are guaranteed on a senior secured basis by ICON and its existing and future wholly owned subsidiaries, in each case that guarantee the obligations under our Senior Secured Credit Facilities and the 2026 Notes. The New Notes are the senior secured obligation of the Issuer and the Guarantors and rank equally in right of payment to all of the Issuer's and Guarantors' existing and future senior debt and senior in right of payment to all of the Issuer's and Guarantors' existing and future subordinated debt. The New Notes and the guarantees are secured on a first-lien basis by substantially all of the existing and future assets of the Issuer and the Guarantors that also secure the Issuer's and the Guarantors' obligations under the Senior Secured Credit Facilities and the 2026 Notes on a pari passu basis, subject to permitted liens, and the liens on the collateral securing the New Notes rank equally in priority with the liens on the collateral securing borrowings and guarantees under the Senior Secured Credit Facilities, the 2026 Notes and any other future pari passu first lien indebtedness.

*Senior Secured Credit Facilities*

On July 1, 2021, the Company completed the acquisition of PRA Health Sciences, Inc. ("PRA") by means of a merger whereby Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of ICON, merged with and into PRA, the parent of PRA Health Sciences (the "Merger"). In conjunction with the completion of the Merger, on July 1, 2021, ICON entered into a credit agreement (the "Credit Agreement") providing for a senior secured term loan facility of $5,515 million and a senior secured revolving loan facility in an initial aggregate principal amount of $300 million (the "Senior Secured Credit Facilities"). On May 2, 2023, the Company agreed with its lenders to increase the aggregate principal amount of the senior secured revolving loan facility from $300 million to $500 million. The Senior Secured Credit Facilities and the 2026 Notes were issued at a discount of $27.6 million.

Borrowings under the senior secured term loan facility amortize in equal quarterly installments in an amount equal to 1.00% per annum of the principal amount, with the remaining balance due at final maturity. The interest rate margin applicable to borrowings under the senior secured term loan facility is USD Term SOFR plus an applicable margin which is dependent on the Company's net leverage ratio. At December 31, 2025, the applicable margin is 2.0% (which reflects the Third Amendment). The senior secured term loan facility is subject to a floor of 0.50%.

On November 26, 2025, the parties to the Credit Agreement entered into a Fourth Amendment (the "Fourth Amendment") to reprice and extend the senior secured revolving credit facility.

As a result of the Fourth Amendment, the maturity was extended from a five-year term to a seven-year term ending July 1, 2028. Reflecting the Fourth Amendment, the interest rate margin applicable to borrowings under the revolving loan facility will be, at the option of the borrower, either (i) the applicable base rate plus an applicable margin of 0.35% or 0.00%, based on the Company's current corporate family rating assigned by S&P of BB (or lower) or BB+ (or higher), respectively, or (ii) Term SOFR plus an applicable margin of 1.35%, 1.00%, 0.75%, 0.55%, or 0.40% based on the Company's current corporate family rating assigned by S&P of BB (or lower), BB+, BBB-, BBB or BBB+ (or higher), respectively. In addition, lenders under the revolving loan facility are entitled to commitment fees as a percentage of the applicable margin at the time of drawing and utilization fees dependent on the proportion of the facility drawn.

The Borrowers' (as defined in the Senior Secured Credit Facility) obligations under the Senior Secured Credit Facilities are guaranteed by ICON and the subsidiary guarantors. The Senior Secured Credit Facilities are secured by a lien on substantially all of ICON's, the Borrowers' and each of the subsidiary guarantor's assets (subject to certain exceptions), and the Senior Secured Credit Facilities will have a first-priority lien on such assets, which will rank pari passu with the lien securing the 2026 Notes and the New Notes subject to other permitted liens. The Company is permitted to make prepayments on the senior secured term loan without penalty.

Principal repayments on the senior secured term loan, comprising mandatory and voluntary repayments, during the years ended December 31, 2025, December 31, 2024 and December 31, 2023 were as follows:

| Principal repayments | | December 31, 2025 | December 31, 2024 | December 31, 2023 |
|---|---|---|---|---|
| | | (in thousands) | | |
| Quarter 1 | $ | (7,440) $ | (275,000) $ | (250,000) |
| Quarter 2 | | (7,441) | (2,014,882) | (150,000) |
| Quarter 3 | | (7,440) | (7,441) | (300,000) |
| Quarter 4 | | (7,441) | (7,440) | (250,000) |
| Total repayments | $ | (29,762) $ | (2,304,763) $ | (950,000) |

There have been no voluntary repayments made during the year ended December 31, 2025. For the years ended December 31, 2024 and December 31, 2023 voluntary repayments resulted in an accelerated charge associated with previously capitalized fees of $16.9 million and $7.9 million respectively.

During the year ended December 31, 2025, the Company drew down $50.0 million, (December 31, 2024: $318.0 million; December 31, 2023: $370.0 million) of the senior secured revolving loan facility and repaid $50.0 million (December 31, 2024: $373.0 million; December 31, 2023: $315.0 million) as shown below.

As at December 31, 2025, $nil (December 31, 2024: $nil; December 31, 2023: $55.0 million), was drawn under the senior secured revolving loan facility.

| | | Drawdown | Repayment | Closing Balance |
|---|---|---|---|---|
| | | (in thousands) | | |
| Quarter 1, 2023 | $ | 180,000 $ | (100,000) $ | 80,000 |
| Quarter 2, 2023 | | 50,000 | (80,000) | 50,000 |
| Quarter 3, 2023 | | 75,000 | (50,000) | 75,000 |
| Quarter 4, 2023 | | 65,000 | (85,000) | 55,000 |
| Total drawdown / (repayments) in 2023 | | 370,000 | (315,000) | |
| Quarter 1, 2024 | | 50,000 | (55,000) | 50,000 |
| Quarter 2, 2024 | | 143,000 | (193,000) | — |
| Quarter 3, 2024 | | 50,000 | (50,000) | — |
| Quarter 4, 2024 | | 75,000 | (75,000) | — |
| Total drawdown / (repayments) in 2024 | | 318,000 | (373,000) | |
| Quarter 1, 2025 | | 50,000 | (50,000) | — |
| Quarter 2, 2025 | | — | — | — |
| Quarter 3, 2025 | | — | — | — |
| Quarter 4, 2025 | | — | — | — |
| Total drawdown / (repayments) in 2025 | $ | 50,000 $ | (50,000) | |

*2026 Notes*

In addition to the Senior Secured Credit Facilities, on July 1, 2021, a subsidiary of the Company issued $500 million in aggregate principal amount of 2.875% senior secured notes (the "2026 Notes") in a private offering (the "Offering"). The 2026 Notes will mature on July 15, 2026.

*Fair Value of Debt*

The estimated fair value of the Company's debt was $3,500.1 million at December 31, 2025 (December 31, 2024: $3,469.2 million; December 31, 2023: $3,793.5 million). The fair values of the senior secured term loan facility, the 2026 Notes and the New Notes were determined based on rates at which the debt is traded among financial institutions.

**14. Derivatives**

The Company previously entered into interest rate cap and swap agreements for purposes of managing its exposure to interest rate fluctuations.

On November 29, 2022, the Company entered into two interest rate cap agreements ("2022 Caps") with an initial total notional value of $2,101 million to limit its exposure to changes in the variable interest rate on its Senior Secured Credit Facilities. Interest on the 2022 Caps began accruing on December 30, 2022 and the interest rate caps were due to expire on December 31, 2024. Under the terms of the interest rate caps, the Company had paid a fixed rate of 0.42% and received a variable rate equal to the amount that the three-month SOFR rate exceeds 4.75%.

On November 29, 2022, the Company entered into an interest rate swap agreement ("2022 Swap") with an initial notional value of $1,101 million to limit its exposure to changes in the variable interest rate on its Senior Secured Credit Facilities. Interest on the 2022 Swap was due to begin accruing on December 31, 2024 and the interest rate swap was due to expire on September 30, 2026. Under the terms of the interest rate swap, the Company would have paid a fixed rate of 3.4% and would have received a variable rate of interest equal to the three-month SOFR on the 2022 Swap.

The 2022 Caps and the 2022 Swap were designated as cash flow hedges. Gains and losses were initially reported as a component of other comprehensive income/loss and subsequently recognized in net income.

During the year ended December 31, 2024, the Company's exposure to interest rate fluctuations significantly reduced with the voluntary and mandatory repayments of the senior secured term loan facility (refer to Note 13. *Bank credit lines, loan facilities and notes*). Given this reduction and the repricing of the Senior Secured Credit facilities (in March 2024), the Company closed the 2022 Caps and 2022 Swap agreements.

At December 31, 2025, 73% of the Company's outstanding debt is at a fixed interest rate (December 31, 2024: 73%; December 31, 2023: 13%).

During the year ended December 31, 2025, the Company recognized a gain of $nil (December 31, 2024: $5.0 million; December 31, 2023: $1.6 million) within other comprehensive income/loss after a reclassification of $2.4 million (December 31, 2024: $13.9 million; December 31, 2023: $2.4 million) from other comprehensive income/loss to the income statement.

The Company held no derivative financial instruments at December 31, 2025 and December 31, 2024. The fair value of the Company's derivative financial instruments at December 31, 2023 on a gross basis, are summarized in the following table:

| | December 31, 2023 | | |
| --- | --- | --- | --- |
| | Asset | Liability | Notional |
| | (in thousands) | | |
| Interest Rate Caps | $ — | $ 1,871 | $ 1,600,606 |
| Interest Rate Swap | — | 540 | 1,100,606 |
| Total derivatives designated as hedging instruments | $ — | $ 2,411 | $ 2,701,212 |

**15. Operating Leases**

Lease costs recorded under operating leases for the years ended December 31, 2025, 2024 and 2023 were as follows:

| | Year ended | | |
| --- | --- | --- | --- |
| | December 31, 2025 | December 31, 2024 | December 31, 2023 |
| | (in thousands) | | |
| Operating lease costs | $ 43,475 | $ 46,466 | $ 46,820 |
| Income from sub-leases | (2,893) | (1,614) | (1,103) |
| Net operating lease costs | $ 40,582 | $ 44,852 | $ 45,717 |

Of the total cost of $40.6 million incurred in the year ended December 31, 2025 (December 31, 2024: $44.9 million; December 31, 2023: $45.7 million), $34.5 million (December 31, 2024: $37.2 million; December 31, 2023: $37.9 million) is recorded within selling, general and administration costs and $6.1 million (December 31, 2024: $7.7 million; December 31, 2023: $7.8 million) is recorded within direct costs.

Right-of-use assets obtained, in exchange for lease obligations, during the years ended December 31, 2025, December 31, 2024 and December 31, 2023 totaled $18.4 million, $64.8 million, and $37.7 million respectively.

During the years ended December 31, 2025, 2024 and 2023, impairments of operating right-of-use assets were recognized within restructuring charges for $3.7 million, $13.8 million, and $8.7 million, respectively, as part of an office consolidation program (see Note 19. *Restructuring Charges*).

The weighted average remaining lease term and weighted average discount rate at December 31, 2025 was 5.96 years and 4.04%, respectively. The weighted average remaining lease term and weighted average discount rate at December 31, 2024 was 6.56 years and 4.01%, respectively. The weighted average remaining lease term and weighted average discount rate at December 31, 2023 was 6.72 years and 3.29%, respectively.

Future minimum lease payments under non-cancelable leases as of December 31, 2025 were as follows:

| Minimum rental payments | (in thousands) |
| --- | --- |
| 2026 | $ 41,377 |
| 2027 | 35,918 |
| 2028 | 27,618 |
| 2029 | 20,106 |
| 2030 | 12,380 |
| Thereafter | 33,005 |
| Total future minimum lease payments | 170,404 |
| Lease imputed interest | (17,000) |
| Total | $ 153,404 |

Operating lease liabilities are presented as current and non-current. As at December 31, 2025, operating lease liabilities of $36.3 million have been included in other liabilities (December 31, 2024: $36.8 million; December 31, 2023: $36.4 million) and $117.1 million have been classified as non-current lease liabilities (December 31, 2024: $140.1 million, December 31, 2023: $126.3 million).

## 16. Non-current other liabilities

The carrying amount of non-current other liabilities for the years ended December 31, 2025, 2024 and 2023 are as follows:

| | | December 31, | |
|---|---|---|---|
| | **2025** | **2024**<br>**(As Restated)** | **2023**<br>**(As Restated)** |
| | | (in thousands) | |
| Non-current other liabilities | 72,807 | 82,718 | 45,246 |
| Total | $ 72,807 | $ 82,718 | $ 45,246 |

## 17. Commitments and contingencies

*Litigation*

Other than as described below, we do not expect any current litigation to have a materially adverse effect on our financial condition or results of operations. However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business, and one or more unfavorable outcomes could adversely affect us for the period in which they are resolved. In addition, regardless of their merits or their ultimate outcomes, lawsuits and legal proceedings are costly, divert management attention, and may adversely affect our reputation, even if they are resolved in our favor.

The Company, its former Chief Executive Officer, and its former Chief Financial Officer were named as defendants in two class action lawsuits involving similar claims, filed in the United States District Court for the Eastern District of New York on February 10, 2025 (Shing v. ICON plc, et al.) and April 2, 2025 (Police and Fire Retirement System of the City of Detroit v. ICON plc), respectively, alleging that defendants made misleading statements regarding the Company's financial performance and future business prospects in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The two cases have been consolidated and are proceeding under the caption In re ICON plc Securities Litigation, No. 2:25-cv-00763 (the "Putative Class Action"). Lead plaintiffs and lead counsel for the putative class were appointed on June 10, 2025. On September 12, 2025, the lead plaintiffs filed an amended complaint that names the Company's current Chief Executive Officer in addition to the original defendants.

On November 12, 2025, the defendants filed a motion to dismiss the amended complaint. Lead plaintiffs filed an opposition on January 13, 2026. On February 13, 2026, the parties filed a stipulation that the lead plaintiffs may file a further amended complaint within 30 days after the Company publicly reports full-year 2025 results. Given the preliminary stage of the litigation and inherent uncertainties in light of the forthcoming further amended complaint, we are unable at this time to form a view as to whether an adverse outcome is either probable or remote or to estimate the amount or range of potential loss in the event of an adverse outcome.

*Operating Leases*

The Company has several non-cancelable operating leases, primarily for facilities, that expire over the next fifteen years. These leases generally contain renewal options and require the Company to pay all executory costs such as maintenance and insurance. See Note 15. *Operating leases* for rental expense pursuant to ASC 842 for the years ended December 31, 2025, 2024 and 2023 and future minimum rental commitments as of December 31, 2025.

*Investments in equity*

See Note 8. *Investments* for details of the Company's commitments to future investments in equity as at December 31, 2025, 2024 and 2023.

At December 31, 2025, the Company had committed to future investments in equity of $137.1 million (December 31, 2024: $102.2 million; December 31, 2023: $66.4 million) in respect of these funds.

## 18. Share Capital

Holders of ordinary shares are entitled to receive such dividends as may be recommended by the Board of Directors of the Company and approved by the shareholders and/or such interim dividends as the Board of Directors of the Company may decide. On liquidation or a winding up of the Company, the par value of the ordinary shares are repaid out of the assets available for distribution among the holders of the ordinary shares of the Company. Holders of ordinary shares have no conversion or redemption rights. On a show of hands, every holder of an ordinary share present in person or proxy at a general meeting of shareholders shall have one vote, for each ordinary share held with no individual having more than one vote.

### (a) Share based payments

During the year ended December 31, 2025, 86,434 options were exercised at an average exercise price of $112.32 per share for total proceeds of $9.7 million. During the year ended December 31, 2025, 219,133 ordinary shares were issued in respect of certain RSUs and 9,228 ordinary shares were issued in respect of PSUs previously awarded by the Company.

During the year ended December 31, 2024, 311,040 options were exercised at an average exercise price of $116.31 per share for total proceeds of $36.2 million. During the year ended December 31, 2024, 120,458 ordinary shares were issued in respect of certain RSUs and 9,975 ordinary shares were issued in respect of PSUs previously awarded by the Company.

During the year ended December 31, 2023, 535,705 options were exercised at an average exercise price of $95.12 per share for total proceeds of $51.0 million. During the year ended December 31, 2023, 188,800 ordinary shares were issued in respect of certain RSUs and 47,026 ordinary shares were issued in respect of PSUs previously awarded by the Company.

### (b) Share Repurchase Program

On February 18, 2025, the Company's Board of Directors authorized an additional share repurchase program under which the Company may repurchase up to $750.0 million of the outstanding ordinary shares of the Company by way of redemption. On July 22, 2025, the Company's Board of Directors authorized a further additional repurchase program under which the Company could repurchase up to $500.0 million of the outstanding ordinary shares of the Company by way of redemption.

During the year ended December 31, 2025, 4,504,330 ordinary shares were redeemed by the Company at an average price of $166.51 per share for a total consideration of $750.0 million

As of December 31, 2025, the Company had remaining authorization (which includes unutilized amounts from previous authorizations) to repurchase up to $750.0 million of ordinary shares under the repurchase program.

| | Total number of shares purchased | Average price paid per share | Total number of shares purchased as part of publicly announced program | Approximate dollar value of shares that may yet be purchased under the program (in millions) |
|---|---|---|---|---|
| March 3/12/2025 - 3/19/2025 | 1,360,537 | $183.75 | 1,360,537 | $750.0 |
| June 6/13/2025 - 6/23/2025 | 1,717,181 | $145.59 | 1,717,181 | $500.0 |
| August 8/15/2025 - 8/20/2025 | 560,100 | $178.20 | 560,100 | $900.2 |
| September 9/10/2025 - 9/19/2025 | 866,512 | $173.33 | 866,512 | $750.0 |
| | 4,504,330 | $166.51 | 4,504,330 | |

During the year ended December 31, 2024, 2,179,699 ordinary shares were redeemed by the Company at an average price of $229.39 per share for a total consideration of $500.0 million.

| | Total number of shares purchased | Average price paid per share | Total number of shares purchased as part of publicly announced program | Approximate dollar value of shares that may yet be purchased under the program (in millions) |
|---|---|---|---|---|
| September 09/18/2024 - 09/25/2024 | 337,070 | $296.67 | 337,070 | $400.0 |
| October 10/28/2024 - 10/31/2024 | 409,512 | $228.57 | 409,512 | $556.4 |
| November 11/01/2024 - 11/07/2024 | 479,524 | $221.87 | 479,524 | $450.0 |
| December 12/02/2024 - 12/19/2024 | 953,593 | $209.73 | 953,593 | $250.0 |
| | 2,179,699 | $229.39 | 2,179,699 | |

No ordinary shares were redeemed by the Company during the year ended December 31, 2023.

Under the repurchase program, a broker purchased or may purchase the Company's shares from time to time on the open market or in privately negotiated transactions in accordance with agreed terms and limitations. The program was and may be in the future designed to allow share repurchases during periods when the Company would ordinarily not be permitted to do so because it may be in possession of material non-public or price-sensitive information or due to applicable insider trading laws or self-imposed trading blackout periods. The Company's instructions to the broker in such cases were or may in the future be irrevocable and the trading decisions in respect of the repurchase program were made or will be made independently of and uninfluenced by the Company. The Company confirms that on entering the share repurchase plans it had no material non-public, price-sensitive or inside information regarding the Company or its securities. Furthermore, the Company will not enter into additional plans whilst in possession of such information. The timing and actual number of shares acquired by way of the redemption will be dependent on market conditions, legal and regulatory requirements and the other terms and limitations contained in the program. In addition, acquisitions under the program may be suspended or discontinued in certain circumstances in accordance with the agreed terms. Therefore, there can be no assurance as to the timing or number of shares that may be acquired under the program.

## 19. Restructuring Charges

In the years ended December 31, 2025, December 31, 2024 and December 31, 2023, the Company incurred a restructuring charge of approximately $79.1 million, $92.1 million and $45.4 million in the Consolidated Statements of Operations under a restructuring plan adopted following a review of operations.

The restructuring plan reflected a workforce reduction of $74.6 million (December 31, 2024: $74.5 million, December 31, 2023: $34.1 million) and an office consolidation program to optimize the Company's office footprint of $4.5 million (December 31, 2024: $17.6 million, December 31, 2023: $11.3 million), being the impairment of operating right-of-use assets and related property plant and equipment of $3.7 million (December 31, 2024: $15.7 million, December 31, 2023: $8.7 million) and onerous contract costs of $0.8 million (December 31, 2024: $1.9 million, December 31, 2023: $2.6 million).

| | | Year ended December 31, | | |
|---|---|---|---|---|
| | | 2025 | 2024 | 2023 |
| | | (in thousands) | | |
| Restructuring charges | $ | 79,069 | $ 92,123 | $ 45,390 |
| Total | $ | 79,069 | $ 92,123 | $ 45,390 |

At December 31, 2025, a total liability of $12.5 million (December 31, 2024: $31.5 million, December 31, 2023: $7.0 million) was recorded on the Consolidated Balance Sheets relating to restructuring activities.

| | | Year ended December 31, | | |
|---|---|---|---|---|
| | | 2025 | 2024 | 2023 |
| | | (in thousands) | | |
| Opening provision | $ | 31,474 | $ 6,999 | $ 6,022 |
| Charge during the year* | | 75,386 | 76,392 | 36,704 |
| Utilization | | (94,335) | (51,917) | (35,727) |
| Ending provision | $ | 12,525 | $ 31,474 | $ 6,999 |

*The charge for the year ended December 31, 2025 reflects the workforce reduction of $74.6 million (December 31, 2024: $74.5 million, December 31, 2023: $34.1 million) and onerous contract costs of $0.8 million (December 31, 2024: $1.9 million, December 31, 2023: $2.6 million).

The closing provision of $12.5 million (December 31, 2024: $31.5 million, December 31, 2023: $7.0 million) reflects:

(1) $9.1 million (December 31, 2024: $27.7 million, December 31, 2023: $4.0 million) of personnel related liabilities as a result of the workforce reduction; all of which have been classified as short-term within Other Liabilities, and

(2) $3.4 million (December 31, 2024: $3.8 million, December 31, 2023: $3.0 million) of facilities related liabilities of which $1.3 million (December 31, 2024: $1.4 million, December 31, 2023: $1.0 million) is included within Other Liabilities and $2.1 million (December 31, 2024: $2.4 million; December 31, 2023: $2.0 million) is included within Non-Current Other Liabilities.

## 20. Income Taxes

The Company's United States and Irish based subsidiaries file income tax returns in the United States and Ireland respectively. Other foreign subsidiaries are taxed separately under the laws of their respective countries.

The components of income before income tax expense are as follows:

| | | Year ended December 31, | | |
| --- | --- | --- | --- | --- |
| | | **2025** | **2024 (As Restated)** | **2023 (As Restated)** |
| | | **(in thousands)** | | |
| Ireland | $ | 610,652 | $ 667,773 | $ 578,827 |
| United States | | (649,647) | (300,171) | (356,305) |
| Other | | 291,460 | 436,154 | 350,457 |
| Income before income tax expense | $ | 252,465 | $ 803,756 | $ 572,979 |

The components of income tax expense are as follows:

| | | Year ended December 31, | | |
| --- | --- | --- | --- | --- |
| | | **2025** | **2024 (As Restated)** | **2023 (As Restated)** |
| **Income tax expense:** | | **(in thousands)** | | |
| Current tax (benefit) / expense: | | | | |
| Ireland | $ | 88,232 | $ 108,031 | $ 79,334 |
| United States | | (36,386) | (45,820) | (34,710) |
| Other | | 100,199 | 105,305 | 59,152 |
| Total current tax expense | | 152,045 | 167,516 | 103,776 |
| | | | | |
| Deferred tax (benefit) / expense: | | | | |
| Ireland | | (38,930) | (25,027) | 43,617 |
| United States | | (91,138) | (70,066) | (144,304) |
| Other | | 1,149 | (7,793) | 15,299 |
| Total deferred tax benefit | | (128,919) | (102,886) | (85,388) |
| | | | | |
| Income tax expense | | 23,126 | 64,630 | 18,388 |
| | | | | |
| Income tax (benefit) / expense was allocated to the following components of other comprehensive income: | | | | |
| Currency impact on long term funding | | (7,048) | 1,728 | (3,903) |
| Retirement benefit obligations | | 2,818 | (895) | — |
| Cash flow hedge | | (346) | 647 | 301 |
| Total | $ | 18,550 | $ 66,110 | $ 14,786 |

Ireland's statutory trading income tax rate, the rate of our country of domicile, is 12.5%. A reconciliation of the Company's consolidated effective tax rate from the amount that would result from applying the Irish statutory rate is set forth below:

| | Year ended December 31, | |
| --- | --- | --- |
| | **2025** | |
| | (in thousands) | % |
| Ireland statutory tax rate | $ 31,558 | 12.5 % |
| State and local income taxes, net of federal income tax effect | — | — % |
| Foreign tax difference / rate differential | — | — % |
| Nontaxable or non-deductible items | 4,321 | 1.7 % |
| Effect of cross-border tax laws | — | — % |
| Effect of changes in tax laws or rates enacted in the current period | — | — % |
| Changes in valuation allowances | 3,287 | 1.3 % |
| Tax credits | — | — % |
| Other adjustments | (4,259) | (1.7)% |
| Investor tax benefit on foreign subsidiary earnings | (30,496) | (12.1)% |
| Global minimum tax | 13,156 | 5.2 % |
| | | |
| **Foreign tax effects** | | |
| | | |
| **United States** | **2,526** | **1.0 %** |
| Foreign rate difference | 11,854 | 4.7 % |
| Intangible amortization | (38,498) | (15.2)% |
| Effect of changes in tax laws or rates enacted in the current period | (23,688) | (9.4)% |
| Goodwill impairment | 45,531 | 18.0 % |
| Other | 7,327 | 2.9 % |
| | | |
| **United Kingdom** | **6,691** | **2.7 %** |
| Foreign rate difference | 8,565 | 3.4 % |
| Other | (1,874) | (0.7)% |
| | | |
| **Germany** | **5,477** | **2.2 %** |
| | | |
| **Other jurisdictions** | **16,817** | **6.7 %** |
| | | |
| **Changes in uncertain tax benefits** | **(25,952)** | **(10.3)%** |
| | | |
| **Effective Tax Rate** | **$ 23,126** | **9.2 %** |

| | Year ended December 31, | |
|---|---:|---:|
| | **2024**<br>**(As Restated)** | **2023**<br>**(As Restated)** |
| | **(in thousands)** | |
| Taxes at Irish statutory rate (2024:12.5%; 2023:12.5%) | $ 100,470 | $ 71,622 |
| Rate differential from amortization of intangible assets | (48,240) | (71,223) |
| Global minimum tax | 16,719 | — |
| Foreign and other income taxed at higher rates | 50,130 | 35,044 |
| Research & development tax incentives | (3,041) | (3,868) |
| Movement in valuation allowance | (5,279) | (1,068) |
| Effects of change in tax rates | 25,691 | 3,154 |
| Decrease in unrecognized tax benefits | (61,679) | (54,347) |
| Investor tax (benefit) / expense on foreign subsidiary earnings | (7,995) | 39,165 |
| Impact of stock compensation | (9,385) | (11,487) |
| Other and non-deductible expenses | 7,239 | 11,396 |
| Income tax expense | $ 64,630 | $ 18,388 |

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:

| | December 31,<br>**2025** | December 31,<br>**2024**<br>**(As Restated)** | December 31,<br>**2023**<br>**(As Restated)** |
|---|---:|---:|---:|
| **Deferred tax liabilities:** | **(in thousands)** | | |
| Property, plant and equipment | $ 3,703 | $ 2,869 | $ 7,547 |
| Operating right-of-use-assets | 11,796 | 15,633 | 16,108 |
| Goodwill | 43,150 | 43,390 | 39,014 |
| Intangible assets | 803,600 | 901,731 | 950,055 |
| Investments in foreign subsidiaries | 4,487 | 34,983 | 52,408 |
| Other | 13,078 | 2,632 | 7,190 |
| Total deferred tax liabilities recognized | 879,814 | 1,001,238 | 1,072,322 |
| | | | |
| **Deferred tax assets:** | | | |
| Operating loss and tax credits carryforwards | 185,352 | 164,904 | 125,786 |
| Property, plant and equipment | 14,538 | 7,869 | 9,082 |
| Operating lease liabilities | 16,790 | 21,503 | 20,190 |
| Intangible assets | — | 45 | 2,166 |
| Stock compensation | 18,556 | 14,309 | 17,605 |
| Other liabilities | 79,236 | 78,428 | 84,928 |
| Unearned revenue | 862 | 10,364 | 23,748 |
| Other | 1,382 | 7,372 | 6,331 |
| Total deferred tax assets | 316,716 | 304,794 | 289,836 |
| Valuation allowance for deferred tax assets | (44,458) | (38,955) | (42,967) |
| Deferred tax assets recognized | 272,258 | 265,839 | 246,869 |
| Overall net deferred tax liability | $ (607,556) | $ (735,399) | $ (825,453) |

At December 31, 2025 subsidiaries in Ireland had tax credit carryforwards for income tax purposes that may be carried forward indefinitely, available for offset against future tax liabilities, if any, of $18.9 million (December 31, 2024: $15.6 million; December 31, 2023: $16.9 million).

At December 31, 2025 U.S. subsidiaries had U.S. federal and state net operating loss ("NOL") carryforwards of approximately $6.7 million and $311.6 million, respectively (December 31, 2024: $8.0 million and $277.8 million, respectively; December 31, 2023: $1.7 million and $331.4 million, respectively). These NOLs are available for offset against future taxable income and the expiry dates are shown in the table below. The subsidiaries' ability to use the U.S. federal NOL carryforwards is limited on an annual basis due to change of ownership in 2014, 2017, 2019 and 2024 as defined by Section 382 of the Internal Revenue Code of 1986, as amended, and expire between 2026 - 2036. The U.S. state NOL carryforwards are restricted by the state/entity in which they arose. As of December 31, 2025, U.S subsidiaries also had disallowed interest carried forward of $509.6 million (December 31, 2024: $317.0 million; December 31, 2023: $204.0 million) that can be carried forward indefinitely. The increase of $192.6 million was recognized within the income tax expense. These carryforwards are available for offset against future taxable income in the event that the U.S subsidiaries have excess capacity for interest deductions in future years.

The expected expiry dates of the U.S. NOLs are as follows:

| | Federal NOL's | State NOL's |
|---|---|---|
| | (in thousands) | |
| 2026-2039 | $ 6,706 | $ 250,239 |
| 2040-2045 | — | 48,484 |
| Indefinite | — | 12,926 |
| | $ 6,706 | $ 311,649 |

In addition, we also have general business tax credit carryforwards of approximately $0.7 million that are available to reduce future U.S. federal and state income taxes. The general business tax credits are non-refundable and are due to expire between the years 2026-2038.

At December 31, 2025 other than those in the U.S. and Ireland, we had operating loss carryforwards for income tax purposes that may be carried forward indefinitely, available to offset against future taxable income, if any, of approximately $45.3 million (December 31, 2024: $42.4 million; December 31, 2023: $42.9 million). At December 31, 2025 those subsidiaries also had additional operating loss carryforwards of $1.8 million which are due to expire between 2026 and 2045. In addition, at December 31, 2025 those subsidiaries had tax credit carryforwards for income tax purposes that may be carried forward for up to 18 years, available to offset against future tax liabilities, if any, of $4.9 million (December 31, 2024: $2.7 million; December 31, 2023: $4.3 million).

The valuation allowance at December 31, 2025 was $44.5 million (December 31, 2024: $39.0 million; December 31, 2023: $43.0 million). The net change in the total valuation allowance was an increase of $5.5 million during 2025 (2024: a decrease of $4.0 million; 2023: a decrease of $0.4 million). Of the total increase of $5.5 million in 2025, $4.0 million increase was recognized within income tax expense and $1.5 million increase was recognized in other comprehensive income. Of the total decrease of $4.0 million in 2024, an increase of $2.0 million was in respect of an acquired entity, $5.3 million decrease was recognized within income tax expense and a decrease of $0.7 million was recognized in other comprehensive income. Of the total decrease of $0.4 million in 2023, a decrease of $1.1 million was recognized within income tax expenses and an increase of $0.7 million was recognized in other comprehensive income.

The valuation allowances at December 31, 2025, December 31, 2024 and December 31, 2023 were primarily related to operating losses and tax credits carried forward that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, loss utilization, projected future taxable income and tax planning strategies in making this assessment. In respect of deferred tax assets not subject to a valuation allowance, management considers that it is more likely than not that these deferred tax assets will be realized on the basis that there will be sufficient reversals of deferred tax liabilities and taxable income in future periods.

The Company has recognized a deferred tax liability of $4.5 million (2024: $35.0 million; 2023: $52.4 million) for investments in foreign subsidiaries where the Company does not consider the earnings to be indefinitely reinvested. For the deferred tax liability not recognized in respect of temporary differences related to investments in foreign subsidiaries which are considered to be indefinitely reinvested, it is not practicable to calculate the exact unrecognized deferred tax liability. However it is not expected to be material as Ireland has implemented a participation exemption in respect of distributions from foreign subsidiaries in EEA/treaty countries, in addition to the foreign tax credit regime at the statutory tax rate in the jurisdiction of the subsidiary, so that no material tax liability would be expected to arise in Ireland in the event these earnings were ever remitted. In addition, withholding taxes applicable to remittances from foreign subsidiaries would not be expected to be material given Ireland's tax treaty network and the EU parent subsidiary directive.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

| | December 31, 2025 | December 31, 2024 (As Restated) | December 31, 2023 (As Restated) |
|---|---|---|---|
| | (in thousands) | | |
| Unrecognized tax benefits at start of year | $ 101,619 | $ 162,239 | $ 219,807 |
| Increase related to prior year tax positions | 28,512 | 5,151 | 1,161 |
| Decrease related to prior year tax positions | (56) | (2,525) | (918) |
| Increase related to current year tax positions | 14,722 | 2,171 | 4,552 |
| Lapse of statute of limitations | (63,837) | (65,417) | (62,363) |
| Unrecognized tax benefits at end of year | $ 80,960 | $ 101,619 | $ 162,239 |

The relevant statute of limitations for unrecognized tax benefits totaling $15.0 million could potentially expire during 2026. Included in the balance of total unrecognized tax benefits at December 31, 2025 were potential benefits of $81.0 million, which, if recognized, would affect the effective rate on income from continuing operations. The balance of total unrecognized tax benefits at December 31, 2024 and December 31, 2023 included potential benefits which, if recognized, would affect the effective rate of income tax from continuing operations of $101.6 million and $162.2 million respectively.

Interest and penalties recognized during the year ended December 31, 2025 amounted to a net charge of $3.0 million (2024: $2.0 million, 2023: $4.2 million) and are included within the income tax expense. Total accrued interest and penalties as of December 31, 2025, December 31, 2024 and December 31, 2023 were $22.3 million, $24.2 million and $27.1 million respectively and are included in closing income taxes payable at those dates.

Our major tax jurisdictions are Ireland and the United States. We may potentially be subjected to tax audits in both our major jurisdictions. In Ireland, tax periods open to audit include the years ended December 31, 2021, December 31, 2022, December 31, 2023, December 31, 2024 and December 31, 2025. In the United States, tax periods open to audit include the years ended December 31, 2022, December 31, 2023, December 31, 2024 and December 31, 2025. During such audits, local tax authorities may challenge the positions taken by us in our tax returns.

A reconciliation of the income taxes paid (net of refunds received) for the year ended is as follows:

| | December 31, 2025 |
|---|---|
| | (in thousands) |
| Ireland | $ 95,757 |
| *Foreign* | |
| US | 17,000 |
| Other | 53,030 |
| Total income tax paid (net of refunds received) | $ 165,787 |

## 21. Equity Incentive Schemes and Stock Compensation Charges

*Share Options*

On July 21, 2008, the Company adopted the Employee Share Option Plan 2008 (the "2008 Employee Plan") pursuant to which the Compensation and Organization Committee of the Company's Board of Directors may grant options to any employee, or any Director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the "2008 Consultants Plan"), pursuant to which the Compensation and Organization Committee of the Company's Board of Directors may grant options to any consultant, adviser or Outside Director retained by the Company or any Subsidiary for the purchase of ordinary shares.

On February 14, 2017, both the 2008 Employee Plan and the 2008 Consultants Plan (together the "2008 Option Plans") were amended and restated in order to increase the number of options that can be issued under the 2008 Consultants Plan from 0.4 million to 1.0 million and to extend the date for options to be granted under the 2008 Option Plans. An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan, as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 1.0 million shares applies. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan, during any calendar year to any employee shall be 0.4 million ordinary shares. There is no individual limit under the 2008 Consultants Plan. On May 14, 2026, the 2008 Consultants Plan was amended to extend the expiration dates of options that would otherwise expire during periods when the sale of shares is prohibited, for a period equal to 30 open trading days following the reopening of the trading window in accordance with the Share Trading Policy. No options may be granted under the 2008 Option Plans after February 14, 2027.

Each option granted under the 2008 Option Plans will be a nonqualified stock option, or NSO, and not an incentive stock option as described in Section 422 of the Internal Revenue Code. Each grant of an option under the 2008 Options Plans will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however, option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

Share option awards are granted with an exercise price equal to the market price of the Company's shares at date of grant. Share options typically vest over a period of four to five years from date of grant and expire eight years from date of grant. Share options granted to Outside Directors during 2018 vested over 12 months and expire eight years from the date of grant.

*Legacy PRA Equity Incentive Plans*

The following represent the legacy PRA equity incentive plans, which still have equity outstanding but have been terminated as of July 1, 2021 as to grants of future awards.

Pursuant to the Merger Agreement, effective on July 1, 2021, each outstanding stock option and restricted stock unit under the PRA Plans was assumed by the Company and converted into a stock option or Restricted Share Unit exercisable for or payable in Ordinary Shares based on the ratio of the average trading price per Ordinary Share for the ten days prior to July 1, 2021, and the corresponding value of the merger consideration for each PRA Share. Accordingly, the plans as detailed below were assumed by the Company.

PRA Health Sciences, Inc. 2020 Stock Incentive Plan  (the "2020 Plan"), 2018 Stock Incentive Plan (the "2018 Plan"), and 2014 Omnibus Incentive Plan (the "2014 Plan") were amended and restated and assumed by the Registrant effective as of July 1, 2021.

The 2020 Stock Incentive Plan was approved by the PRA stockholders at their annual meeting on May 18, 2020. The 2020 Plan allowed for the issuance of stock options, stock appreciation rights, restricted shares and restricted stock units, other stock-based awards, and performance compensation awards as permitted by applicable laws. The 2020 Plan authorized the issuance of 2.5 million shares of common stock plus all shares that remained available under the prior plan on May 18, 2020.

The 2018 Stock Incentive Plan was approved by the PRA stockholders at their annual meeting on May 31, 2018. The 2018 Plan allowed for the issuance of stock options, stock appreciation rights, restricted shares and restricted stock units, other stock-based awards, and performance compensation awards as permitted by applicable laws. The 2018 Plan authorized the issuance of 2.0 million shares of common stock plus all shares that remained available under the 2014 Plan on May 31, 2018 (which included shares carried over from the 2013 Plan).

On November 23, 2014, the PRA Health Sciences, Inc. Board of Directors approved the formation of the 2014 Plan for key PRA Employees. The 2014 Plan allowed for the issuance of stock options, stock appreciation rights, restricted shares and stock units, other stock-based awards, and performance compensation awards as permitted by applicable laws.

The following table summarizes the transactions for the Company's share option plans for the years ended December 31, 2025, December 31, 2024 and December 31, 2023:

| | Options Granted Under Plans | Weighted Average Exercise Price |
|---|---|---|
| Outstanding at December 31, 2022 | 1,378,119 $ | 119.86 |
| Granted | 82,472 $ | 232.48 |
| Exercised | (535,705) $ | 95.12 |
| Forfeited/expired | (22,080) $ | 196.20 |
| Outstanding at December 31, 2023 | 902,806 $ | 142.96 |
| Granted | 68,380 $ | 325.51 |
| Exercised | (311,040) $ | 116.31 |
| Forfeited/expired | (37,854) $ | 238.51 |
| Outstanding at December 31, 2024 | 622,292 $ | 170.52 |
| Granted | 118,902 $ | 185.18 |
| Exercised | (86,434) $ | 112.32 |
| Forfeited/expired | (15,576) $ | 252.40 |
| Outstanding at December 31, 2025 | 639,184 $ | 179.12 |
| Vested and exercisable at December 31, 2025 | 523,267 $ | 170.26 |

The weighted average remaining contractual life of options outstanding and options exercisable at December 31, 2025 was 3.90 years and 3.40 years, respectively (2024: 3.91 years and 3.06 years, respectively; 2023: 4.42 years and 3.89 years, respectively).

The intrinsic value of options outstanding and options exercisable as of December 31, 2025 was $16.1 million and $16.1 million, respectively.

The intrinsic value (i.e. exercise gain) of options exercised during the years ended December 31, 2025, 2024, and 2023, was $5.7 million, $57.4 million, and $80.4 million, respectively.

*Fair value of Stock Options Assumptions*

The weighted average fair value of options granted during the years ended December 31, 2025, December 31, 2024 and December 31, 2023 was calculated using the Black-Scholes option pricing model. The weighted average fair values and assumptions were as follows:

| | Year Ended | | |
|---|---|---|---|
| | December 31, 2025 | December 31, 2024 | December 31, 2023 |
| Weighted average fair value | $ 64.42 | $ 115.76 | $ 85.12 |
| Assumptions: | | | |
| Expected volatility | 35 % | 36 % | 33 % |
| Dividend yield | — % | — % | — % |
| Risk-free interest rate | 4.00 % | 4.20 % | 4.18 % |
| Expected life | 4.4 years | 4.3 years | 5.0 years |

Expected volatility is based on the historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. government zero-coupon bonds yield curve in effect at time of the grant for periods corresponding with the expected life of the option.

*Restricted Share Units and Performance Share Units*

On April 23, 2013, the Company adopted the 2013 Employees Restricted Share Unit Plan (the "2013 RSU Plan") pursuant to which the Compensation and Organization Committee of the Company's Board of Directors may select any employee, or any Director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan. On May 11, 2015, the 2013 RSU Plan was amended and restated in order to increase the number of shares that can be issued under the RSU Plan by 2.5 million shares. Further, on October 25, 2024, the 2013 RSU Plan was amended and restated effective as of November 6, 2024 in order to increase the number of ordinary shares that can be issued under the 2013 RSU Plan by a further 2.5 million shares. Accordingly, an aggregate of 6.6 million ordinary shares have been reserved for issuance under the 2013 RSU Plan. The shares are awarded at par value and vest over a service period. Awards under the 2013 RSU Plan may be settled in cash or shares at the option of the Company. No awards may be granted under the 2013 RSU Plan after November 6, 2034.

On April 30 2019, the Company approved the 2019 Consultants and Directors Restricted Share Unit Plan (the "2019 Consultants RSU Plan"), which was effective as of May 16, 2019, pursuant to which the Compensation and Organization Committee of the Company's Board of Directors may select any consultant, adviser or Outside Director retained by the Company, or a Subsidiary to receive an award under the plan. 250,000 ordinary shares have been reserved for issuance under the 2019 Consultants RSU Plan. The awards are at par value and vest over a service period. Awards granted to Outside Directors vest over twelve months. No awards may be granted under the 2019 Consultants RSU Plan after May 16, 2029.

The Company has awarded RSUs and PSUs to certain key individuals of the Group. The following table summarizes RSU and PSU activity for the years ended December 31, 2025, December 31, 2024 and December 31, 2023:

| | PSU Outstanding Number of Shares | PSU Weighted Average Grant Date Fair Value | RSU Outstanding Number of Shares | RSU Weighted Average Grant Date Fair Value |
|---|---|---|---|---|
| Outstanding at December 31, 2023 | 105,256 $ | 226.29 | 621,011 $ | 218.27 |
| Granted | 48,626 $ | 325.51 | 258,345 $ | 313.41 |
| Shares vested | (9,975) $ | 177.38 | (120,458) $ | 223.29 |
| Forfeited | (124,186) $ | 260.42 | (111,309) $ | 241.13 |
| Outstanding at December 31, 2024 | 19,721 $ | 280.76 | 647,589 $ | 251.36 |
| Granted | 41,359 $ | 185.18 | 1,204,477 $ | 132.32 |
| Shares vested | (9,228) $ | 229.93 | (219,133) $ | 226.24 |
| Shares vested and settled in cash | — $ | — | (2,966) $ | 216.10 |
| Forfeited | (35,378) $ | 226.79 | (153,798) $ | 208.15 |
| Outstanding at December 31, 2025 | 16,474 $ | 185.18 | 1,476,169 $ | 162.53 |

The fair value of RSUs vested for the year ended December 31, 2025 totaled $49.6 million (2024: $26.9 million; 2023: $35.4 million). The fair value price at the time of grant for RSUs which vested during the year ranged from $185.18 - $325.51 (2024: $174.96 - $265.96; 2023: $159.33 - $265.96).

The fair value of RSUs granted during the year ended December 31, 2025 totaled $159.4 million (2024: $81.0 million; 2023: $67.6 million). Of the fair value of RSUs granted during the year ended December 31, 2025, $74.0 million (2024: $1.5 million; 2023: $1.5 million) vest over 12 months.

The fair value of PSUs vested for the year ended December 31, 2025 totaled $2.1 million (2024: $1.8 million; 2023: $7.5 million). The fair value price at the time of grant for PSUs which vested during the year ranged from $216.10 - $231.68 (2024: $174.96 - $231.08; 2023: $159.33 - $166.51).

The PSUs vest based on service and specified EPS targets over the period 2023 – 2025, 2024 - 2026, and 2025 - 2027. Depending on the actual amount of EPS from 2023 to 2027, up to an additional 41,602 PSUs may also be granted.

*Stock compensation expense*

Income from operations for the year ended December 31, 2025 is stated after charging $104.5 million (2024: $45.9 million; 2023 $55.7 million) in respect of stock compensation expense (inclusive of employer related taxes). Stock compensation expense has been allocated as follows:

| | Year ended | | |
|---|---|---|---|
| | December 31, 2025 | December 31, 2024 | December 31, 2023 |
| | (in thousands) | | |
| Direct costs | $ 56,984 | $ 26,046 | $ 26,595 |
| Selling, general and administrative | 47,546 | 19,824 | 29,072 |
| Total | $ 104,530 | $ 45,870 | $ 55,667 |

As of December 31, 2025, total unrecognized stock-based compensation expense related to outstanding non-vested stock-based compensation arrangements amounted to $128.2 million, which the Company expects to recognize over a weighted average period of 1.84 years.

The income tax expense for the year ended December 31, 2025 reflects a net income tax benefit of $10.1 million in connection with stock compensation (including excess tax benefits) and the total tax expense in connection with stock options exercised during 2025 was $0.3 million. The income tax expense for the year ended December 31, 2024 reflects a net income tax benefit of $23.4 million in connection with stock compensation (including excess tax benefits) and the total tax benefit in connection with stock options exercised during 2024 was $10.1 million. The income tax expense for the year ended December 31, 2023 reflects a net income tax benefit of $20.0 million in connection with stock compensation (including excess tax benefits) and the total tax benefit realized in connection with stock options exercised during 2023 was $10.9 million.

## 22. Business Segment and Geographical Information

The Company is a CRO providing outsourced services on a global basis to pharmaceutical, biotechnology, medical device and government and public health organizations. It specializes in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. The Company has the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated "full-service" or "blended-service" solution. The Company has expanded through internal growth, together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process.

The Company operates as one reportable segment, which is the provision of outsourced development services on a global basis to the pharmaceutical, biotechnology and medical devices industries. During the year ended December 31, 2025, the Company determined that the Chief Operating Decision Maker ("CODM") was comprised of the Chief Executive Officer, the Chief Financial Officer and the former Chief Operating Officer (now the current Chief Executive Officer) (years ended December 31, 2024 & December 31, 2023: the Chief Executive Officer and the Chief Financial Officer). As the Company is managed on a consolidated basis, the CODM evaluates performance and allocates resources based on consolidated net income. The CODM uses consolidated net income, as reported on the Consolidated Statements of Operations, to evaluate income generated from segment assets and for decisions related to the deployment of operating and capital resources. The measure of segment assets is reported on the Consolidated Balance Sheets as total consolidated assets.

The accounting policies of the reportable segment are the same as those described in Note 2. *Summary of Significant Accounting Policies*. In the context of considerations around significant segment expenses, as the expense information that is regularly provided to the CODM is aligned with the respective consolidated expenses for direct costs and selling, general, and administrative expenses, as presented on the Consolidated Statements of Operations, such expense disclosures are not replicated here. Furthermore, as the Company consists of a single reportable segment, other quantitative disclosures, as required by Topic 280, are as presented on the Consolidated Statements of Operations.

Revenues are allocated to individual entities based on where the work is performed in accordance with the Company's global transfer pricing model. Revenues and income from operations in Ireland are a function of our global contracting model and the Group's transfer pricing model.

ICON Clinical Research Limited and Accellacare Limited (collectively "ICON Ireland") acts as the Group entrepreneur under the Company's global transfer pricing model given its role in the development and management of the Group, its ownership of key intellectual property and customer relationships, its key role in the mitigation of risks faced by the Group and its responsibility for maintaining the Company's global network. ICON Ireland enters into the majority of the Company's customer contracts.

ICON Ireland remunerates other operating entities in the Group on the basis of an arm's length return, in accordance with the 2022 OECD transfer pricing guidelines, for the services they perform in each of their local territories. The arm's length return for each ICON entity is established to ensure that each of ICON Ireland and the ICON entities that are involved in the conduct of services for customers, earn an appropriate return having regard to their respective functions performed, assets owned, and risks assumed in these intercompany transactions. The arm's length return is reviewed annually to ensure that it is market appropriate.

The geographic split of revenue disclosed for each region outside Ireland is the arm's length revenue attributable to these entities. The residual revenues of the Group, once each ICON entity has been paid its respective intercompany service fee, generally fall to be retained by ICON Ireland. As such, revenues and income from operations in Ireland are a function of this global transfer pricing model and comprise revenues of the Group after deducting the arm's length revenues attributable to the activities performed outside Ireland.

There have been no changes to the overall basis of segmentation or the measurement basis for the segment results since the prior year.

The geographical distribution of the Company's segment measures for the years ended December 31, 2025, December 31, 2024 and December 31, 2023 and as at December 31, 2025, December 31, 2024, and December 31, 2023  is as follows:

a) The distribution of revenue by geographical area was as follows:

| | | Year ended December 31, | | |
|---|---|---|---|---|
| | | 2025 | 2024 (As Restated) | 2023 (As Restated) |
| | | (in thousands) | | |
| Ireland | $ | 3,183,637 | $ 2,703,765 | $ 2,317,527 |
| Rest of Europe | | 1,590,867 | 1,559,532 | 1,572,883 |
| U.S. | | 2,524,938 | 2,983,052 | 3,280,018 |
| Rest of World | | 951,898 | 942,641 | 884,498 |
| Total | $ | 8,251,340 | $ 8,188,990 | $ 8,054,926 |

b) The distribution of income from operations by geographical area was as follows:

| | | Year ended December 31, | | |
|---|---|---|---|---|
| | | 2025 | 2024 (As Restated) | 2023 (As Restated) |
| | | (in thousands) | | |
| Ireland | $ | 691,431 | $ 850,525 | $ 840,070 |
| Rest of Europe | | 158,929 | 215,566 | 152,726 |
| U.S. | | 206,639 | 245,925 | 311,209 |
| Rest of World | | 78,342 | 70,659 | 60,513 |
| Sub-total | $ | 1,135,341 | $ 1,382,675 | $ 1,364,518 |
| Amortization of intangible assets | | (227,220) | (350,291) | (459,854) |
| Goodwill impairment | | (364,248) | — | — |
| Impairment of non-financial assets | | (101,027) | — | — |
| Total | $ | 442,846 | $ 1,032,384 | $ 904,664 |

c) The distribution of long-lived assets (property, plant and equipment and operating right-of-use assets), net, by geographical area was as follows:

| | | Year ended December 31, | | |
| --- | --- | --- | --- | --- |
| | | 2025 | 2024 | 2023 |
| | | (in thousands) | | |
| Ireland | $ | 250,566 $ | 234,175 $ | 199,051 |
| Rest of Europe | | 94,920 | 88,556 | 94,046 |
| U.S. | | 122,896 | 145,391 | 159,245 |
| Rest of World | | 56,290 | 62,359 | 49,175 |
| Total | $ | 524,672 $ | 530,481 $ | 501,517 |

## 23. Net Income Per Ordinary Share

Basic net income per ordinary share has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares.

There is no difference in net income used for basic and diluted net income per ordinary share.

The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

| | Year ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Weighted average number of ordinary shares outstanding for basic net income per ordinary share | 78,423,675 | 82,482,764 | 82,101,813 |
| Effect of dilutive share options and other awards outstanding under share based compensation programs | 541,710 | 549,660 | 615,827 |
| Weighted average number of ordinary shares outstanding for diluted net income per ordinary share | 78,965,385 | 83,032,424 | 82,717,640 |

| | | Year ended December 31, | | |
| --- | --- | --- | --- | --- |
| | | 2025 | 2024 (As Restated) | 2023 (As Restated) |
| Net income per ordinary share: | | | | |
| Basic | $ | 2.92 $ | 8.96 $ | 6.75 |
| Diluted | $ | 2.90 $ | 8.90 $ | 6.70 |

## 24. Accumulated Other Comprehensive Loss

| | | Year ended December 31, | | |
| --- | --- | --- | --- | --- |
| | | 2025 | 2024 (As Restated) | 2023 (As Restated) |
| | | (in thousands) | | |
| Currency translation adjustments | $ | (74,624) $ | (234,075) $ | (149,148) |
| Remeasurement of retirement benefit obligations, net of tax | | 6,090 | 1,726 | 7,803 |
| Cash flow hedge | | — | 2,420 | (2,161) |
| Total | $ | (68,534) $ | (229,929) $ | (143,506) |

## 25. Supplemental Disclosure of Cash Flow Information

| | Year ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| | (in thousands) | | |
| Cash paid for interest | $ 192,712 | $ 196,622 | $ 317,975 |
| Cash paid for income taxes (net of refunds) | $ 165,787 | $ 140,718 | $ 163,778 |

## 26. Related Parties

During the year ended December 31, 2025, subsidiaries of the Company earned revenue of $0.4 million (December 31, 2024: $0.3 million and December 31, 2023: $0.2 million) from Corvus Pharmaceuticals. Dr. Linda Grais serves as a Director and shareholder of Corvus Pharmaceuticals. At December 31, 2025, $0.1 million (December 31, 2024: $0.1 million and December 31, 2023: $0.1 million) was noted as due from Corvus Pharmaceuticals.

During the year ended December 31, 2025, subsidiaries of the Company earned revenue of $nil (December 31, 2024: $nil and December 31, 2023: $0.05 million) from Afimmune Limited. Dr. John Climax is the Chief Executive Officer and a Director and shareholder of Afimmune Limited. At December 31, 2025, $0.1 million was noted as due from Afimmune Limited (December 31, 2024: $0.1 million and December 31, 2023: $0.05 million).

On July 24, 2020, a subsidiary of the Company, ICON Clinical Research Limited, entered into an agreement to jointly establish a new company, Oncacare Limited ("Oncacare"), a specialized oncology site network in the US and EMEA regions, with a third party. The Company invested $4.9 million to obtain a 49% interest in the voting share capital of Oncacare. On April 20, 2023, the Company completed the purchase of the majority investor's 51% majority voting share capital of Oncacare. The consideration paid by ICON to purchase the 51% majority voting share capital was $5.1 million. As a result of this transaction (the "Oncacare acquisition"), Oncacare and its subsidiaries became wholly owned subsidiaries of the ICON Group. Prior to the Oncacare acquisition, the Company recorded losses of $0.4 million representing its pro rata share of the losses in Oncacare during the year ended December 31, 2023. The Oncacare acquisition also resulted in goodwill of $13.4 million and gave rise to an acquisition-related gain of $6.2 million.

## 27. Subsequent Events

The Company has evaluated subsequent events from the Balance Sheet date through May 27, 2026, the date at which the consolidated financial statements were available to be issued.

*Bridge Secured Credit Facility*

On April 27, 2026, ICON Global Treasury Unlimited Company (the "Bridge Facility Borrower") entered into a bridge facility credit agreement for an aggregate principal amount of $500 million (the "Bridge Secured Credit Facility"). The proceeds of the Bridge Secured Credit Facility may be used to discharge and repay in full $500 million aggregate principal amount of 2.875% Senior Secured Notes (the "2026 Notes") issued by a subsidiary of the Group in July 2021. The Bridge Secured Credit Facility will mature on April 26, 2027.

The Borrowings under the Bridge Secured Credit Facility do not amortize and are due at final maturity. The interest rate margin applicable to borrowings under the Bridge Secured Credit Facility is USD Term SOFR plus a fixed calendared applicable margin ranging from 1.00% to 2.25%. At April 30, 2026, the applicable margin was 1.00%.

The Bridge Facility Borrower's obligations under the Bridge Secured Credit Facility are guaranteed by ICON and the subsidiary guarantors party thereto. The Bridge Secured Credit Facility is secured by a lien on substantially all of the assets (subject to certain exceptions) of ICON, the Bridge Facility Borrower and each of the subsidiary guarantors, and the Bridge Secured Credit Facility will have a first-priority lien on such assets which will rank pari passu with the lien securing ICON's other first lien secured indebtedness and is subject to other permitted liens. The Company is permitted to make voluntary prepayments under the Bridge Secured Credit Facility without premium or penalty (subject to customary break funding payments).

The Bridge Secured Credit Facility contains customary negative covenants, including, but not limited to, restrictions on the ability of ICON and its subsidiaries to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, pay dividends or make other restricted payments, sell or otherwise transfer assets or enter into transactions with affiliates.

The Bridge Secured Credit Facility provides that, upon the occurrence of certain events of default, the obligations under the credit agreement may be accelerated. Such events of default will include payment defaults to the lenders thereunder, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy proceedings, material money judgments, material pension-plan events, change of control and other customary events of default.

*Disposal of Symphony Health Solutions Corporation*

On May 8, 2026, ICON completed the disposition of Symphony Health Solutions Corporation ("Symphony") pursuant to a merger agreement, by and among HealthVerity, Inc. ("HealthVerity"), Symphony, Pharmaceutical Research Associates, Inc. and HealthVerity Merger Sub, Inc. ("HV Merger Sub"), a wholly owned subsidiary of HealthVerity. Pursuant to the merger agreement, HV Merger Sub merged with and into Symphony, with Symphony surviving the merger as a wholly owned subsidiary of HealthVerity. The consideration payable by HealthVerity in connection with the merger consisted of shares of stock in HealthVerity, subject to customary adjustments as set forth in the merger agreement. In connection with the merger, ICON also purchased additional shares of stock in HealthVerity for an aggregate purchase price of $37.5 million. As a result, ICON holds a minority equity interest in HealthVerity. As of May 8, 2026, the Company's investment in HealthVerity has been recorded at a carrying value of $nil.

*Waivers to the debt agreements*

On April 27, 2026, the parties (senior secured revolving loan facility parties only) to the Credit Agreement entered into a Consent to Credit Agreement pursuant to which the lenders agreed to provide a limited and temporary waiver of the requirement to deliver certain financial statements under the senior secured revolving credit facility. The waiver applied solely for the specified consent period ending May 31, 2026.

On May 18, 2026, the Company launched a consent and waiver to the Credit Agreement in order to request that the requisite lenders thereunder agree to (i) waive the technical default caused by the Company's late delivery of annual financial statements for the fiscal year ending December 31, 2025, (ii) provide an extension of the delivery of the Company's annual financial statements for the fiscal year ending December 31, 2025 to July 16, 2026 and (iii) provide an extension of the delivery of the Company's quarterly financial statements for the fiscal quarter ending March 31, 2026 to July 31, 2026. Consent to the waiver was received on May 22, 2026.

The Company has determined that there are no other items to disclose.

**Item 19.** *Exhibits.*

**Exhibits of ICON plc and subsidiaries**

| Exhibit Number | Title |
| --- | --- |
| 1.1 | Memorandum and Articles of Association of the Company (incorporated by reference to exhibit 99.2 to the Form 6K (File No. 333-08704) filed on July 25, 2016). |
| 2.1 | Agreement and Plan of Merger, dated as of February 24, 2021, by and among ICON plc, ICON US Holdings Inc., Indigo Merger Sub, Inc and PRA Health Sciences, Inc. (incorporated by reference to exhibit 2.1 to the Form 6-K (file No. 333-08704) filed on February 24, 2021). |
| 2.2* | Description of Securities Registered Under Section 12 of the Exchange Act. |
| 2.3 | Credit Agreement, dated as of July 1, 2021, by and among ICON Luxembourg, S.À R.L., ICON Clinical Investments, LLC, Indigo Merger Sub, Inc. (which, after giving effect to the Merger on the Closing Date was succeeded by PRA Health Sciences, Inc.), ICON Public Limited Company, the other borrowers party thereto from time to time, the subsidiary guarantors party thereto from time to time, lenders party thereto Citibank, N.A., as administrative agent, and Citibank, N.A., London Branch, as collateral agent (incorporated by reference to exhibit 99.1 to the Form 6-K (File No. 333-08704) filed on July 1, 2021). |
| 2.4 | Indenture, dated as of July 1, 2021, by and among Indigo Merger Sub, Inc., PRA Health Sciences, Inc., the guarantors party thereto and Citibank, N.A., London Branch as trustee, notes collateral agent, paying agent, transfer agent and registrar (incorporated by reference to exhibit 99.2 to the Form 6-K (File No. 333-08704) filed on July 1, 2021). |
| 2.5 | Amendment No. 1 to the Credit Agreement referred to at Exhibit 2.3, dated as of November 29, 2022, by and among ICON Public Limited Company and Citibank, N.A., as administrative agent. (incorporated by reference to exhibit 2.5 to the Form 20-F (File No. 333-08704) filed on February 24, 2023). |
| 2.6 | Second Amendment to Credit Agreement, dated as of May 2, 2023, by and among various subsidiaries of ICON plc, Citibank, N.A., as administrative agent and swingline lender, and various revolving lenders. (incorporated by reference to exhibit 99.1 to the Form 6-K (File No. 333-08704) filed on July 28, 2023). |
| 2.7 | Third Amendment to Credit Agreement, dated as of March 14, 2024, by and among various subsidiaries of ICON plc, Citibank, N.A., as administrative agent and swingline lender, and various revolving lenders (incorporated by reference to exhibit 99.1 to the Form 6-K (File No. 333-08704) filed on April 25, 2024). |
| 2.8 | Indenture, dated May 8, 2024, among ICON Investments Six Designated Activity Company, ICON public limited company and Citibank, N.A., as trustee (incorporated by reference to exhibit 4.1 to the Form 6-K (File No. 333-08704) filed on May 8, 2024). |
| 2.9 | First Supplemental Indenture, dated May 8, 2024, among ICON Investments Six Designated Activity Company, ICON public limited company, the other guarantors party thereto, Citibank N.A., as trustee and Citibank, N.A., London Branch, as notes collateral agent, including the Forms of 5.809% Senior Secured Note due 2027, 5.849% Senior Secured Note due 2029 and 6.000% Senior Secured Note due 2034 (incorporated by reference to exhibit 4.2 to the Form 6-K (File No. 333-08704) filed on May 8, 2024). |
| 2.10* | Second Supplemental Indenture, dated as of August 21, 2025, among ICON Clinical Research Holdings (Ireland) Unlimited Company, a subsidiary of ICON Public Limited Company, PRA Health Sciences, Inc. and Citibank, N.A., London Branch, as trustee and notes collateral agent, including the Forms of 2.875% Secured Notes due 2026. |
| 2.11* | Third Supplemental Indenture, dated as of August 21, 2025, among ICON Clinical Research Holdings (Ireland) Unlimited Company, ICON Investments Six Designated Activity Company, Citibank, N.A., as trustee, including the Forms of 5.809% Senior Secured Notes due 2027, 5.849% Senior Secured Notes due 2029 and 6.000% Senior Secured Notes due 2034. |
| 2.12* | Fourth Amendment to Credit Agreement, dated as of November 26, 2025, by and among various subsidiaries of ICON plc, Citibank, N.A., as administrative agent and swingline lender, and various revolving lenders. |
| 2.13* | Second Supplemental Indenture, dated July 1, 2025, among ICON Investments Six Designated Activity Company, ICON public limited company, the guarantors from time to time party thereto, and Citibank N.A., as trustee, including the Forms of 5.809% Senior Secured Note due 2027, 5.849% Senior Secured Note due 2029 and 6.000% Senior Secured Note due 2034. |
| 4.1* | ICON plc Consultants Share Option Plan 2008 (as amended and restated effective as of 14th February 2017 and further updated 14th May 2026). |
| 4.2 | ICON plc Employee Share Option Plan 2008 (as amended and restated effective as of 14th February 2017) (incorporated by reference to exhibit 4.3 to the Form S-8 (File No. 333-08704) filed on March 3, 2017). |
| 4.3 | ICON plc 2013 Employees Restricted Share Unit Plan (as amended and restated effective as of 6th November 2024) (incorporated by reference to exhibit 4.1 to the Form S-8 (File No. 333-08704) filed on October 25, 2024). |
| 4.4 | ICON plc 2019 Consultants and Directors Restricted Share Unit Plan (incorporated by reference to exhibit 4.1 to the Form S-8 (File No. 333-08704) filed on May 16, 2019). |
| 8.1 | List of Significant Subsidiaries of the Company (incorporated by reference to Item 4 of Form 20-F). |

| | |
|---|---|
| 11.1* | Share Trading Policy. |
| 12.1* | Section 302 certification of the CEO. |
| 12.2* | Section 302 certification of the CFO. |
| 13.1** | Section 906 certification of the CEO. |
| 13.2** | Section 906 certification of the CFO. |
| 15.1* | Letter from KPMG to the Securities and Exchange Commission, dated May 27, 2026 |
| 15.2* | Consent of Ernst & Young, Independent Registered Public Accounting Firm. |
| 15.3* | Consent of KPMG, Independent Registered Public Accounting Firm. |
| 17.1* | List of Subsidiary Guarantors and Issuer of Guaranteed Debt Securities and Affiliates Whose Securities Collateralize Securities of ICON Investments Six Designated Activity Company as at May 27, 2026. |
| 97 | ICON plc Clawback Policy, adopted on July 25, 2023 and amended on February 18, 2025 relating to recovery of erroneously awarded compensation, as required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1 (incorporated by reference to exhibit 97 to the Form 20-F (File No. 333-08704) filed on February 21, 2025). |
| 101.1* | Interactive Data Files (Inline XBRL – Related Documents). |
| 104 | Cover Page Interactive Data File (embedded within the Inline XBRL document and included in Exhibit 101). |

\* Filed herewith
\*\* Furnished herewith.

**SIGNATURES**

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

**ICON plc**

/s/ Nigel Clerkin

Nigel Clerkin

Date: May 27, 2026                                       Chief Financial Officer

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**ICON plc Corporate Headquarters**

South County Business Park
Leopardstown, Dublin 18
Ireland
T: (IRL) +353 1 291 2000
T: (US) +1 215 616 3000
F: +353 1 247 6260

ICONplc.com/contact

**About ICON**

ICON plc is a world-leading clinical research organization. Offering deep operational and medical expertise we accelerate innovation, driving emerging therapies forward to improve patient outcomes. From molecule to medicine, we deliver integrated consulting, clinical development, commercialization and post-marketing solutions to pharmaceutical, biotechnology, medical device, government and public health organizations worldwide. With headquarters in Dublin, Ireland, ICON employed approximately 40,100 employees in 97 locations in 55 countries as of December 31, 2025. For further information about ICON, visit: www.iconplc.com.